Form 10-K, Exhibit 13
period 1993-12-31
INTERPUBLIC GROUP OF COMPANIES INC
filed 1994-03-30
CIK 51644

THE INTERPUBLIC GROUP OF COMPANIES, INC.



The Interpublic Group of Companies is one of the largest organizations of advertising agencies in the world. It includes the parent company, The Interpublic Group of Companies, Inc., McCann-Erickson Worldwide, Lintas:Worldwide, The Lowe Group and Dailey & Associates. The Interpublic Group employs more than 17,000 people and maintains offices in over 90 countries.


TABLE OF CONTENTS
Financial Highlights                                      1
Chairman's Report to Stockholders                         2
E C Television                                            4
Financial Statements                                      5
Board of Directors and Executive Officers                 31
Stockholders' Information                                 32

NOTE: All references to page numbers in this Exhibit 13 are page numbers appearing in the paper version of the Annual Report of the Company at and for the period ended December 31, 1993.





PAGE

                          FINANCIAL HIGHLIGHTS
(Dollars in Thousands Except Per Share Data)
______________________________________________________________________
                                                          Percent
                             1993            1992         Increase
                                                         (Decrease)
Operating Data
Gross income              $1,793,856      $1,855,971        (3.3)
Income before effect of
  accounting changes         125,279         111,913        11.9
  Per common and common
   equivalent share             1.67            1.50        11.3
Net income                   124,767          87,273        43.0
  Per common and common
   equivalent share             1.66<F2>        1.17<F1>    41.9
Cash dividends per share         .49             .45         8.9
Weighted average number
   of shares              75,215,521      74,974,618         0.3
Financial Position
Working capital           $  167,175      $  224,534       (25.5)
Total assets               2,869,817       2,623,345         9.4
Stockholders' equity per share:
  Before effect of
   accounting changes           7.54            7.14         5.6
  After effect of
   accounting changes           7.54<F2>        6.81<F1>    10.7
Return on stockholders' equity:
  Before effect of
   accounting changes           23.3%           19.1%       22.0
  After effect of
   accounting changes           23.2%<F2>       15.4%<F1>   50.6
                           KEY INDICATORS<F3>
Gross Income<F3>
1993  $1,793,856
1992  $1,855,971       1990     $1,368,169
1991  $1,677,498       1989     $1,256,854
______________________________________________________________________
Earnings per Share<F3>
1993  $ 1.67/1.66<F2>
1992  $ 1.50/1.17<F1>  1990     $ 1.19
1991  $ 1.30           1989     $ 1.05
______________________________________________________________________
Cash Dividends per Share<F3>
1993  $  .49
1992  $  .45           1990     $  .37
1991  $  .41           1989     $  .32
______________________________________________________________________
Return on Stockholders' Equity<F3>
1993  23.3/23.2%<F2>
1992  19.1/15.4%<F1>   1990     20.3%
1991  18.5%            1989     20.2%
<F1>  Includes an after-tax charge of $24,640,000 or $.33 per share for effect of accounting change, FAS 106, "Employers'
      Accounting for Postretirement Benefits Other Than Pensions."
<F2>  Includes a charge of $512,000 or $.01 per share for the cumulative effect of accounting change, FAS 109, "Accounting for Income Taxes."
<F3>  The information on Gross Income, Earnings Per Share, Cash
      Dividends Per Share and Return on Stockholders' Equity is depicted in graphic form, under the heading "Key Indicators" in the paper version of the Annual Report.

Note: All data are restated to reflect the two-for-one stock split effected in June 1992 in the form of a 100% stock dividend and the three-for-two stock split effected in June
      1989 in the form of a 50% stock dividend.
                                - 1 -PAGE

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Liquidity and Capital Resources
Working capital decreased 25.5% in 1993 after increasing 26.1% in 1992 and 22% in 1991. The decline in working capital in 1993 is primarily due to the acquisitions of Scali, McCabe, Sloves, Inc. and the remaining 49% interest in McCann-Erickson Hakuhodo in Japan with short-term borrowings. The Company intends to refinance a portion of this debt in early 1994. The increase in 1992 is due principally to the payment of approximately $34 million of short-term loan facilities with part of the proceeds from the issuance of the convertible subordinated debentures. The increase in 1991 is attributable to the increase in income from operations, the $10 million refinancing of short-term loan facilities with long-term obligations, more efficient management of receivables and payables, and working capital of companies acquired through the issuance of the Company's Common Stock. The ratio of current assets to current liabilities was relatively consistent each year at 1.1 to 1.

The Company's principal source of working capital during the three
years has been from operations.   In addition, during 1992 the Company
used most of the proceeds from the issuance of convertible subordinated debentures (approximately $101 million net proceeds) to pay down $57.4 million of its long-term debt and $34 million of short-term borrowings. In 1991, the Company refinanced $75 million of existing lines of credit with two $25 million term loans and a portion of a $50 million private placement. The remaining proceeds of the $50 million private placement were used to partially refinance two long-term Canadian dollar loans.
                                - 2 -
PAGE

During 1993, the Company acquired $37.2 million (1,219,151 shares) of its own Common Stock for purposes of fulfilling its obligations under various compensation plans. During 1992 and 1991, $51.9 million (1,738,329 shares) and $17.1 million (811,942 shares) were acquired, respectively. Quarterly dividends paid to shareholders were increased during 1993 from 11.5 cents to 12.5 cents per share, and in 1992 from
10.5 cents to 11.5 cents per share.

The Company's capital expenditures in 1993 were $40.3 million, an increase of 9% from 1992. Capital expenditures for 1992 were $36.9
million, a decrease of 21% from 1991.   The Company's capital
expenditures are typically for furniture and fixtures, leasehold improvements, and computer and telecommunications equipment. In addition, the Company purchased a building and land in Frankfurt, Germany during 1993 for a purchase price of approximately $41.5 million. The purchase was financed with a ten year mortgage, which has a balance of $32.5 million at December 31, 1993.

The Company and its domestic subsidiaries had credit lines aggregating $156 million in 1993, $144 million in 1992 and $171 million in 1991. At December 31, 1993, $17.6 million of these credit lines were utilized. In 1992, $1.7 million of credit lines were utilized and in 1991 $37 million of credit lines were utilized. Subsidiaries outside the U.S. had short-term borrowings with local banks aggregating $93 million, $76 million and $110 million at December 31, 1993, 1992 and 1991, respectively. Unused lines of credit available to these subsidiaries equaled $119 million in 1993, $157 million in 1992 and $190 million in 1991.

The principal use of the Company's working capital is to provide for the operating needs of its advertising agencies, which include payments
                                - 3 -PAGE
for space or time purchased from various media on behalf of clients. The Company's practice is to bill and collect from its clients in sufficient time to pay the amounts due media on a timely basis. Other uses of working capital include the payment of cash dividends, acquisitions and capital expenditures. Approximately 66%, 70% and 73% of the Company's assets at December 31, 1993, 1992 and 1991, respectively, were outside the United States. Working capital was not significantly affected by the fluctuation of foreign currencies during 1993, but the continuation of this trend is dependent upon the future movement of the dollar in relation to foreign currencies. The Company actively hedges currency exposure to mitigate any negative effect on working capital.

During 1993, 1992 and 1991, the Company acquired several advertising agencies with funds provided by existing cash balances and shares of the Company's Common Stock. Some of these acquisitions provide for deferred payments which are contingent upon future revenues or profits of the agencies acquired.

Return on average equity was 23.2%, 15.4% and 18.5% in 1993, 1992 and 1991, respectively. The decrease in 1992 compared to 1991 is mainly due to the effect of adopting FAS 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions." Excluding the effect of FAS 106, return on average equity would have been 19.1% in 1992.

The overall strengthening of the U.S. dollar beginning in the latter part of 1992 and continuing into 1993 resulted in a net charge of approximately $26 million and $95 million to the cumulative translation adjustment account in 1993 and 1992, respectively.
                                - 4 -PAGE

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Results of Operations
Worldwide income from commissions and fees decreased 3.6% in 1993, mainly due to the unfavorable effect of foreign exchange rates, following increases of 10% in 1992 and 23% in 1991. The U.S. dollar was considerably stronger in 1993 as compared to 1992, which had a negative impact on revenue of $105.3 million. The increases in revenue in 1992 and 1991 resulted from the favorable effects of acquisitions:
Baader-Lang-Behnken in Germany and the Brindfors Group in Scandinavia in 1992, MPM:Lintas in Brazil in late 1991, and The Lowe Group in late 1990.

Revenue from outside the United States decreased $86.4 million in 1993, mainly due to unfavorable exchange rates; this follows an increase of $125.8 million in 1992 mainly due to the effects of the aforementioned acquisitions, increased advertising expenditures from existing clients, and net new business. In 1991, revenue from outside the U.S. increased by $187.9 million, resulting from the consolidation of Lowe for the full year in 1991 and from the acquisition of Ronnberg & Co. (Sweden), the MPM Group (Brazil), and a full year's results of ECTV Paris. Foreign revenue accounted for 67%, 69% and 68% of worldwide revenue in 1993, 1992 and 1991, respectively.

Commissions and fees from domestic operations increased 3.9% in 1993, 8.5% in 1992, and 29% in 1991. The increase in 1993 is largely attributable to the acquisition of Scali, McCabe, Sloves. The increase in 1991 is mainly attributable to the consolidation of Lowe's domestic operations for the full year and to the acquisition of Fremantle
International.
                                - 5 -PAGE

Other income increased 4.9% in 1993 and 20.4% in 1992. The increases are due to interest income, mainly from international operations.

Total costs and expenses worldwide decreased almost 5% in 1993, and increased 11% in 1992 and 22% in 1991. A significant portion of the Company's expenses relate to compensation and various employee incentive and benefit programs which are based principally upon operating results. Costs and expenses outside the United States decreased in 1993, following increases in 1992 and 1991. The decrease in 1993 is attributable to the Company's continuing cost containment efforts, as well as the impact of foreign currency exchange. The increases in 1992 and 1991 are in line with the movement of revenue, in addition to the inclusion in 1991 of production costs of ECTV Paris for its soap opera "Riviera", and amortization of goodwill on the Lowe acquisition. Domestic costs increased 1% in 1993, 10% in 1992 and 25% in 1991.

Interest expense decreased 20.4% in 1993, was flat in 1992 and
increased 78% in 1991.   The decrease in 1993 is mainly due to the
effects of foreign currency exchange and the general decline in
interest rates worldwide.   The increase in 1991 was mainly due to the
cost of financing various acquisitions, including the full year effect of the Lowe acquisition financing on 1991's results. In addition, 1991's amount was impacted by interest expense pertaining to Lowe's operations.

Equity in net income of unconsolidated affiliates decreased in 1993 mainly due to the consolidation of additional subsidiaries in 1993. This followed an increase in 1992 after a decrease in 1991. The primary reason for the decrease in 1991 is the consolidation of Lowe for the full year of 1991. Income applicable to minority
                                - 6 -PAGE
interests has increased each of the past three years, due to corresponding changes in the level of profits at majority owned companies. The inclusion of the minority interests related to companies owned by Lowe also contributed to the increase in 1991.

As more fully discussed in Note 8, the Company adopted FAS 106 effective January 1, 1992 and recorded a one-time, after-tax charge of $24.6 million in 1992.

The effective income tax rates were 43.1% in 1993, 44.1% in 1992 and 47.3% in 1991. The reduction in the effective rate during 1993 and 1992 is due predominantly to the mix of foreign earnings. The Company changed its accounting for income taxes effective January 1, 1993, as required by FAS 109, "Accounting for Income Taxes". The impact of adoption was a $.5 million reduction in net income.

In 1992, the FASB issued FAS 112, "Employers' Accounting for Postemployment Benefits". Under certain circumstances, this statement requires accrual accounting of expected costs of providing postemployment benefits due to an employee's death, disability, or other termination of active employment other than retirement. This statement is effective for U.S. and foreign plans for fiscal years beginning after December 15, 1993. The Company has not adopted FAS 112 in the December 31, 1993 financial statements and based upon preliminary estimates, the effect of adoption would be approximately $10-$15 million.

                                - 7 -
PAGE

                           FINANCIAL STATEMENTS
       THE INTERPUBLIC GROUP OF COMPANIES, INC. AND ITS SUBSIDIARIES
                        CONSOLIDATED BALANCE SHEET
                                DECEMBER 31

               (Dollars in Thousands Except Per Share Data)



ASSETS                                       1993         1992

Current Assets:
Cash and cash equivalents (includes
  certificates of deposit: 1993-$94,451;
  1992-$77,353)                           $  292,268  $  255,778
Marketable securities, at cost which
  approximates market                         30,106      34,882
Receivables (less allowance for doubtful
 accounts:  1993-$16,834; 1992-$15,559)    1,525,717   1,460,212
Expenditures billable to clients             100,230     112,059
Prepaid expenses and other current assets     54,835      51,849
   Total current assets                    2,003,156   1,914,780


Other Assets:
Investment in unconsolidated affiliates       28,182      23,683
Deferred taxes on income                      38,570      41,070
Other investments and miscellaneous
  assets                                      92,048      64,883
   Total other assets                        158,800     129,636

Fixed Assets, at cost:
Land and buildings                            65,327      28,398
Furniture and equipment                      268,387     254,928
                                             333,714     283,326
Less accumulated depreciation                170,998     161,743
                                             162,716     121,583
Unamortized leasehold improvements            53,975      58,863
   Total fixed assets                        216,691     180,446

Intangible Assets (less accumulated
 amortization:  1993-$111,710;
  1992-$92,980)                              491,170     398,483

Total assets                              $2,869,817  $2,623,345



The notes on pages 13 to 26 are an integral part of these statements.

                                 - 8 -
PAGE

                           FINANCIAL STATEMENTS
         INTERPUBLIC GROUP OF COMPANIES, INC. AND ITS SUBSIDIARIES
                        CONSOLIDATED BALANCE SHEET
                                DECEMBER 31
               (Dollars in Thousands Except Per Share Data)

LIABILITIES AND STOCKHOLDERS' EQUITY         1993         1992
Current Liabilities:
Payable to banks                          $  147,075 $    94,445
Accounts payable                           1,428,442   1,331,082
Accrued expenses                             183,501     204,028
Accrued income taxes                          76,963      60,691
   Total current liabilities               1,835,981   1,690,246

Noncurrent Liabilities:
Long-term debt                               118,088      94,603
Convertible subordinated debentures          107,997     105,634
Deferred compensation and reserve
 for termination allowances                  146,774     136,585
Accrued postretirement benefits               44,480      44,000
Other noncurrent liabilities                  39,274      24,843
Minority interests in consolidated
 subsidiaries                                 13,208      16,264
   Total noncurrent liabilities              469,821     421,929

Stockholders' Equity:
Preferred Stock, no par value
  shares authorized:  20,000,000
  shares issued:  none

Common Stock, $.10 par value
 shares authorized:  100,000,000
 shares issued:
   1993 - 86,299,688;
   1992 - 85,182,207                           8,630       8,518
Additional paid-in capital                   335,340     308,377
Retained earnings                            570,267     481,401
Adjustment for minimum pension liability        (704)         -
Cumulative translation adjustments          (116,432)    (90,472)
                                             797,101     707,824
Less:
 Treasury stock, at cost:
   1993 - 11,449,031 shares;
   1992 - 10,119,755 shares                  208,821     169,374
 Unamortized expense of restricted
   stock grants                               24,265      27,280
   Total stockholders' equity                564,015     511,170

Commitments and Contingencies (see notes)

Total Liabilities and Stockholders'
  Equity                                  $2,869,817  $2,623,345
The notes on pages 13 to 26 are an integral part of these statements.
                                 - 9 -
PAGE

                           FINANCIAL STATEMENTS
       THE INTERPUBLIC GROUP OF COMPANIES, INC. AND ITS SUBSIDIARIES
                     CONSOLIDATED STATEMENT OF INCOME
                          YEAR ENDED DECEMBER 31
               (Dollars in Thousands Except Per Share Data)
                                 1993         1992         1991
Income:
Commissions and fees          $1,739,778   $1,804,421  $1,634,670
Other income                      54,078       51,550      42,828
    Gross income               1,793,856    1,855,971   1,677,498
Costs and Expenses:
Salaries and related expenses    917,185      993,077     880,220
Office and general expenses      618,466      622,515     578,496
Interest                          26,445       33,221      33,499
   Total costs and expenses    1,562,096    1,648,813   1,492,215

Income before provision for
  income taxes and effect of
  accounting changes             231,760      207,158     185,283
Provision for Income Taxes:
United States - federal           29,277       23,719      24,740
              - state & local     14,289       12,181      11,451
Foreign                           56,253       55,435      51,493
    Total taxes                   99,819       91,335      87,684

Income of consolidated
  companies                      131,941      115,823      97,599
Income applicable to
    minority interests            (7,606)      (6,728)     (5,245)
Equity in net income of
    unconsolidated affiliates        944        2,818       2,203
Income before effect of
  accounting changes             125,279      111,913      94,557

Effect of accounting changes:
  Postretirement benefits              -      (24,640)          -
  Income taxes                      (512)           -           -

Net Income                    $  124,767   $   87,273  $   94,557
Per Share Data:
Income before effect of
  accounting changes          $     1.67   $     1.50  $     1.30
Effect of accounting changes:
  Postretirement benefits              -         (.33)          -
  Income taxes                      (.01)           -           -

Net Income                    $     1.66   $     1.17  $     1.30

The notes on pages 13 to 26 are an integral part of these statements. Page - 11 - intentionally omitted.
                              - 10 -PAGE

                                                       FINANCIAL STATEMENTS
                                   THE INTERPUBLIC GROUP OF COMPANIES, INC. AND ITS SUBSIDIARIES
                                               CONSOLIDATED STATEMENT OF CASH FLOWS
                                                      YEAR ENDED DECEMBER 31
                                                      (Dollars in Thousands)
                                                                    1993        1992          1991
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income                                                        $124,767    $ 87,273      $ 94,557
Adjustments to reconcile net income to cash provided by
   operating activities:
  Depreciation and amortization of fixed assets                     42,537      39,586        36,905
  Amortization of intangible assets                                 18,730      19,573        17,004
  Amortization of restricted stock awards                            8,837       7,401         9,792
  Provision for deferred income taxes                                 (524)      8,179           380
  Equity in net income of unconsolidated affiliates                   (944)     (2,817)       (2,203)
  Income applicable to minority interests                            7,606       6,728         5,245
  Translation losses                                                15,513       3,780         5,466
  Effect of accounting changes                                         512      24,640            -
  Other                                                             (7,647)     (8,085)      (13,957)
Change in assets and liabilities, net of acquisitions
  Receivables                                                      (66,374)     20,307       (54,300)
  Expenditures billable to clients                                  15,570       3,570       (14,628)
  Prepaid expenses and other assets                                (29,232)    (16,738)       (7,151)
  Accounts payable and accrued expenses                             59,363     (16,497)         7,482
  Accrued income taxes                                               8,576      (5,019)         4,422
  Deferred compensation and reserve for termination allowances       5,343      16,572          4,193
  Net cash provided by operating activities                        202,633     188,453         93,207
CASH FLOWS FROM INVESTING ACTIVITIES:
  Acquisitions                                                     (76,528)    (19,774)      (18,618)
  Capital expenditures                                             (78,813)    (36,928)      (46,643)
  Proceeds from sales of assets                                      1,513       2,636         4,799
  Net proceeds from sales of marketable securities                   2,807      (1,606)          372
  Unconsolidated affiliates                                         (9,490)       (500)        4,411
  Net cash used in investing activities                           (160,511)    (56,172)      (55,679)
CASH FLOWS FROM FINANCING ACTIVITIES:
  (Decrease) increase in short-term borrowings                      35,467     (69,798)       36,655
  Proceeds from long-term debt                                      42,409     113,345       165,994
  Payments of long-term debt                                       (15,533)    (68,634)     (132,348)
  Treasury stock acquired                                          (37,153)    (51,883)      (17,115)
  Issuance of Common Stock                                          19,413      10,414         6,913
  Cash dividends                                                   (35,901)    (32,483)      (29,265)
  Net cash provided by (used in) financing activities                8,702     (99,039)       30,834
Effect of exchange rates on cash and cash equivalents              (14,334)    (17,192)       (8,064)
Increase in cash and cash equivalents                               36,490      16,050        60,298
Cash and cash equivalents at beginning of year                     255,778     239,728       179,430
Cash and cash equivalents at end of year                          $292,268    $255,778      $239,728

The notes on pages 13 to 26 are an integral part of these statements.


                                                                  - 12 -
PAGE

                                                       FINANCIAL STATEMENTS
                                   THE INTERPUBLIC GROUP OF COMPANIES, INC. AND ITS SUBSIDIARIES
                                          CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                                         For The Three-Year Period Ended December 31, 1993
                                                      (Dollars in Thousands)

                                                                                          Unamortized
                                        Additional               Cumulative               Expense
                               Common   Paid-In     Retained     Translation    Treasury  of Restricted
                               Stock    Capital     Earnings     Adjustments    Stock     Stock Grants

Balances, December 31, 1990     $4,049    $238,070  $371,489      $16,497     $ 99,012       $21,388
Net income                                            94,557
Cash dividends                                       (29,265)
Foreign currency translation
  adjustment                                                      (12,248)
Awards of Common Stock under
  Company Plans:
  Achievement Stock Award Plan                 133                                 (94)
  1986 Stock Incentive Plan -
    Restricted Stock                51      18,729                                            18,780
  Long Term Performance Incentive
    Plan                             3         508
Employee Stock Purchase
  Plan                              12       3,390
Exercise of stock options           16       2,715
Purchase of Company's
  own stock                                                                     17,115
Tax benefit relating to
  exercise of stock options                    783
Restricted Stock:  Forfeitures                                                     821          (554)
                   Amortization                                                               (9,792)
Issuance of shares for acquisitions
  and pooling of interests          59      23,065       896                        37
Par value of shares issued for
  two-for-one stock split        4,191                (4,191)
Balances, December 31, 1991     $8,381<F3>$287,393  $433,486<F3>  $ 4,249     $116,891       $29,822

<F3> Restated to reflect two-for-one stock split effective June 1992.

The notes on pages 13 to 26 are an integral part of these statements.

                                                       - 13 -
PAGE

                                                       FINANCIAL STATEMENTS
                                   THE INTERPUBLIC GROUP OF COMPANIES, INC. AND ITS SUBSIDIARIES
                                          CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                                         For The Three-Year Period Ended December 31, 1993
                                                      (Dollars in Thousands)

                                                                                            Unamortized
                                            Additional              Cumulative                Expense
                               Common       Paid-In    Retained     Translation Treasury    of Restricted
                               Stock        Capital    Earnings     Adjustments Stock       Stock Grants

Balances, December 31, 1991    $8,381<F4>   $287,393   $433,486<F4> $  4,249     $116,891   $29,822
Net income before effect of
  accounting change                                     111,913
Effect of accounting change                             (24,640)
Cash dividends                                          (32,483)
Foreign currency translation
  adjustment                                                         (94,721)
Awards of Common Stock under Company
  Plans:
  Achievement Stock Award Plan                   291                                 (124)
  1986 Stock Incentive
  Plan - Restricted Stock          13          5,457                                          5,355
Employee Stock Purchase Plan       13          4,298
Exercise of stock options          33          5,093
Purchase of Company's own stock                                                    51,883
Tax benefit relating to
  exercise of stock options                      977
Restricted Stock:  Forfeitures                                                         724     (496)
                   Amortization                                                              (7,401)
Issuance of shares for acquisitions
  and pooling of interests         52          4,868     (6,849)
Par value of shares issued for
  two-for-one stock split          26                       (26)
Balances, December 31, 1992    $8,518       $308,377   $481,401     $(90,472)     $169,374  $27,280

<F4> Restated to reflect two-for-one stock split effective June 1992.

The notes on pages 13 to 26 are an integral part of these statements.

                                                       - 14 -
PAGE

                                                       FINANCIAL STATEMENTS
                                   THE INTERPUBLIC GROUP OF COMPANIES, INC. AND ITS SUBSIDIARIES
                                          CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                                         FOR THE THREE-YEAR PERIOD ENDED DECEMBER 31, 1993
                                                      (Dollars in Thousands)

                                                                                                Unamortized
                                         Additional                   Cumulative                Expense
                                Common   Paid-In    Retained          Translation    Treasury   of Restricted
                                Stock    Capital    Earnings  Other   Adjustments    Stock      Stock Grants

Balances, December 31, 1992     $8,518   $308,377   $481,401  $  -    $(90,472)      $169,374   $27,280
Net income before effect of
  accounting change                                  125,279
Effect of accounting change                             (512)
Cash dividends                                       (35,901)
Foreign currency translation
  adjustment                                                           (25,960)
Awards of Common Stock under Company
  Plans:
  Achievement Stock Award Plan                239                                         (96)
  1986 Stock Incentive
  Plan - Restricted Stock           14      6,548                                        (945)    7,507
Employee Stock Purchase Plan        17      4,359
Exercise of stock options           81     12,303
Purchase of Company's own stock                                                        37,153
Tax benefit relating to
  exercise of stock options                 2,653
Restricted Stock:  Forfeitures                                                          3,739    (1,685)
                   Amortization                                                                  (8,837)
Issuance of shares for acquisitions           861                                        (404)
Adjustment for minimum pension
  liability                                                    (704)
Balances, December 31, 1993     $8,630   $335,340   $570,267  $(704)  $(116,432)     $208,821   $24,265

The notes on pages 13 to 26 are an integral part of these statements.



                                                       - 15 -
PAGE

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      THE INTERPUBLIC GROUP OF COMPANIES, INC. AND ITS SUBSIDIARIES


NOTE 1:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation: The consolidated statements include the accounts of the Company and its subsidiaries, most of which are wholly owned. The investment in unconsolidated affiliates is carried on the equity basis.

Translation of Foreign Currencies: Balance sheet accounts are translated principally at rates of exchange prevailing at the end of the year except that fixed assets and related depreciation in countries with highly inflationary economies are translated at rates in effect on dates of acquisition. Revenue and expense accounts are translated at average rates of exchange in effect during each year. Translation adjustments are included as a separate component of stockholders' equity except for countries with highly inflationary economies, which are included in current operations.
Commissions, Fees and Costs: Commissions and fees are generally recognized when media placements appear and production costs are incurred. Salaries and other agency costs are generally expensed as incurred.


Depreciation and Amortization: Depreciation is computed principally using the straight-line method over estimated useful lives of the related assets, ranging generally from 3 to 20 years for furniture and equipment and from 10 to 45 years for various component parts of buildings.
                                 - 16 -PAGE

Leasehold improvements and rights are amortized over the terms of related leases. Company policy provides for capitalization of all major expenditures for renewal and improvements and for current charges to income for repairs and maintenance.

Intangible Assets: The excess of purchase price over the value of net tangible assets acquired is being amortized on a straight-line basis over periods not exceeding 40 years.

Income Taxes: Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. No provision has been made for foreign withholding taxes or United States income taxes which may become payable if the undistributed earnings of the foreign subsidiaries were paid as dividends to the Company, since a major portion of these earnings has been reinvested in working capital and other business needs. The additional income taxes on that portion of undistributed earnings which is available for dividends, after utilization of available tax credits, are not material.

Earnings per Common and Common Equivalent Share: Earnings per share are based on the weighted average number of common shares outstanding during each year and, if dilutive, common equivalent shares applicable to grants under the stock incentive and stock option plans, and conversion of Convertible Subordinated Debentures.
                                 - 17 -PAGE

Concentrations of Credit Risk: The Company's clients are in various businesses, primarily in North America, Latin America, Europe and the Pacific Region. The Company performs ongoing credit evaluation of its clients. Reserves for credit losses are maintained at levels considered adequate by management. The Company invests its excess cash in deposits with major banks and in money market securities. These securities typically mature within 90 days and bear minimal risk.

                                 - 18 -PAGE

NOTE 2:  STOCKHOLDERS' EQUITY

In May 1992, the Company's certificate of incorporation was amended to increase the number of authorized shares of Common Stock from 75,000,000 to 100,000,000.

In June 1992, a two-for-one stock split was effected by the payment of a 100 percent stock dividend. This split has been reflected retroactively in the consolidated financial statements. The number of shares of Common Stock reserved for issuance pursuant to various plans under which stock is issued was increased by 100 percent. All earnings per share and outstanding share data included in the consolidated financial statements and notes thereto have been adjusted to give effect to the stock split.

The Company has a Preferred Share Rights Plan designed to deter coercive takeover tactics. Pursuant to this plan, common stockholders are entitled to purchase 1/100 of a share of preferred stock at an exercise price of $100 if a person or group acquires or commences a tender offer for 15% or more of Interpublic's Common Stock. Rights holders (other than the 15% stockholder) will also be entitled to buy, for the $100 exercise price, shares of Interpublic's Common Stock with a market value of $200 in the event a person or group actually acquires 15% or more of Interpublic Common Stock. Rights may be redeemed at $.01 per right under certain circumstances.
                                 - 19 -
PAGE

NOTE 3:  ACQUISITIONS
During 1993, the Company acquired several advertising agencies and related companies for an aggregate purchase price of approximately $88.6 million. The amount includes the acquisition of Scali, McCabe, Sloves, Inc. effective September 1993 for $49.1 million, which includes cash payments of $37.8 million, the issuance of 37,625 shares of the Company's Common Stock, and $10.1 million for deferred payments to be made in 1994 and 1995. During 1993, the Company acquired the remaining 49% ownership interest in McCann-Erickson Hakuhodo in Japan for $23.6 million. Also in 1993, the Company acquired a 20% interest in Atlantis Communications, Inc., a Canadian television production company, through cash payments, conversion of debt to equity and a transfer of the Canadian rights to the Company's "Riviera" soap opera for a total of approximately $12.5 million. These acquisitions were accounted for as purchases. During 1993, the Company made deferred payments of $15.4 million relating to prior year acquisitions.


During 1992, the Company acquired several advertising agencies and related companies for an aggregate purchase price of approximately $10 million. The amount includes the acquisition of a 51% ownership interest in JBR Advertising in Norway, an additional 34% ownership interest in Baader-Lang-Behnken (bringing the Company's ownership to 75%), and the remaining 16.7% ownership interest in Still, Price, Court, Twivy, D'Souza; Lintas Group Ltd. in the United Kingdom. These acquisitions were accounted for as purchases. Moreover, during the second quarter of 1992 the Company made a $9.8 million deferred payment and issued 161,164 shares of its Common Stock for the 1991 acquisition of Kuiper & Schouten by The Lowe Group.
                                - 20 -PAGE

In October 1992, the Company acquired Brindfors Intressenter AB ("Lowe Brindfors") in exchange for 442,431 shares of its Common Stock and $1.3 million in cash, which was accounted for as a pooling of interests.

In 1991, the Company paid approximately $26.3 million and issued 1,181,874 shares of its Common Stock to acquire various advertising agencies, including Ronnberg & Co., located in Sweden, the MPM Group in Brazil, Long, Haymes & Carr (discussed below), an additional 31% ownership interest in Fremantle International (bringing the Company's ownership to 80%), and the remaining 25% ownership interest not already owned by The Lowe Group ("Lowe") in Lowe Lurzer (Dusseldorf). In September 1991, the Company issued 312,308 shares of its Common Stock in exchange for all the issued and outstanding common stock of Long, Haymes & Carr. This acquisition was accounted for as a pooling of interests; however, the Company's financial statements were not restated for prior periods as the Company's consolidated results would not have changed significantly.

For each of the three years presented, the Company's consolidated results would not have changed significantly had the revenue and net income of the companies acquired as purchases been fully included in each year.
                                - 21 -
PAGE

NOTE 4:  PROVISION FOR INCOME TAXES
Effective January 1, 1993 the Company adopted FAS 109, "Accounting for Income Taxes". This statement applies an asset and liability approach that requires the recognition of deferred tax assets and liabilities with respect to the expected future tax consequences of events that have been recognized in the consolidated financial statements and tax returns.
The components of income before taxes are as follows:
(Dollars in Thousands)         1993         1992         1991
Domestic                     $ 78,488     $ 60,453     $ 61,413
Foreign                       153,272      146,705      123,870
Total                        $231,760     $207,158     $185,283
The provision for income taxes consists of:
(Dollars in Thousands)         1993         1992         1991
Federal income taxes (including foreign
   withholding taxes):
  Current                    $ 28,071     $ 10,982     $ 21,954
  Deferred                      1,206       12,737        2,786
                               29,277       23,719       24,740
State and local income taxes:
  Current                      14,682       10,483       11,014
  Deferred                       (393)       1,698          437
                               14,289       12,181       11,451
Foreign income taxes:
  Current                      57,590       61,692       54,336
  Deferred                     (1,337)      (6,257)      (2,843)
                               56,253       55,435       51,493
7Total                       $ 99,819     $ 91,335     $ 87,684
                                 - 22 -PAGE

At December 31, 1993 the deferred tax assets and (liabilities) consist of the following items:
Postretirement benefits                   $20,822
Deferred compensation                       9,519
Pension costs                               3,561
Depreciation                               (3,970)
Tax loss/tax credit carryforwards          24,279
Other                                       5,598
Total deferred tax assets                  59,809
Deferred tax valuation allowance           21,239
Net deferred tax assets                   $38,570
The valuation allowance of $21,239,000 at December 31, 1993 represents a provision for uncertainty as to the realization of certain deferred tax assets, including U.S. tax credit carryforwards and net operating loss carryforwards in certain jurisdictions. At December 31, 1993, there are $14,857,000 of tax credit carryforwards with expiration periods through 1998 and net operating loss carryforwards with a tax effect of $9,422,000 with various expiration periods.

In 1992, the provision for income taxes included deferred taxes of $8,179,000 resulting from the effect of timing differences. This provision resulted principally from $14,284,000 due to current tax deductions in excess of book expenses related to stock incentive awards, and $539,000 due to pension deductions in excess of book expenses. This provision was partly offset by deferred tax credits of $2,902,000 from deferred compensation and incentive accruals, and $2,592,000 of interest expense recognized for accounting purposes but not currently deductible.
                             - 23 -PAGE

In 1991, the provision for income taxes included deferred taxes of $380,000 resulting from the effect of timing differences. This provision resulted principally from $3,478,000 of income recognized for accounting purposes but not currently taxable. This amount was offset by deferred tax credits of $2,341,000 due to deferred compensation and incentive accruals, and $853,000 for pension expense in excess of tax deductible amounts.

A reconciliation of the effective income tax rate as shown in the consolidated statement of income to the federal statutory rate is as follows:
                                         1993     1992    1991
Statutory federal income tax rate        35.0%    34.0%   34.0%

State and local income taxes,
  net of federal income tax benefit       4.0      3.9     4.1

Impact of foreign operations, including
  withholding taxes                       3.3      3.4     7.4

Amortization of intangible assets not
  deductible for tax purposes             2.7      3.1     2.9

Other                                    (1.9)    (0.3)   (1.1)

Effective tax rate                       43.1%    44.1%   47.3%


                                  - 24 -PAGE

NOTE 5:  LONG-TERM PERFORMANCE INCENTIVE PLAN
Under the Long-Term Performance Incentive Plan ("Plan"), grants consisting of performance units are awarded to certain key employees of the Company and its subsidiaries. The ultimate value of these performance units is contingent upon the annual growth of profit (as defined in the Plan) of the Company or its operating components or both, over a four-year performance period, and is generally payable in cash. The projected value of these units is accrued by the Company and charged to expense over the four-year performance period.

The Plan also provides that a portion of each participant's grant may be issued as performance units deemed to be the equivalent of "phantom" shares of the Company's Common Stock, at the rate of thirty-six phantom shares for each performance unit. The value of phantom shares is a function of the amount, if any, by which the market value of the Company's Common Stock increases during the performance period and is payable either in cash or in shares of the Company's Common Stock. The increase in the value of these units is accrued and expensed over the four-year performance period. In addition, amounts of cash equivalent to the quarterly dividends paid on the Company's Common Stock are paid to phantom share recipients and expensed pursuant to the provisions of the Plan.

For all such performance units, costs charged to income were approximately $10 million in 1993, $17 million in 1992 and $9.6 million in 1991. As of December 31, 1993, the Company has a recorded liability of approximately $17.6 million, which represents the estimated amounts payable for the 1991-1994 and 1993-1996 performance periods.
                                  - 25 -PAGE

NOTE 6:  EMPLOYEE STOCK PLANS

The 1986 Stock Incentive Plan, United Kingdom Stock Option Plan and 1988 Stock Option Plan

The 1986 Stock Incentive Plan incorporates both stock option and restricted stock award features. Under the Plan, 10,200,000 shares of Common Stock of the Company are reserved for issuance pursuant to the exercise of nonqualified stock options granted during the period ending May 20, 1996. Key employees of the Company and its subsidiaries are eligible to participate in the Plan.

Stock options have been awarded by the Stock Option Committee at prices not less than 85 percent of the fair market value of the Company's Common Stock on the date each option is granted. The options become exercisable on the basis of a schedule determined by the Committee. Those awarded prior to December 20, 1988 are exercisable in increments of 25 percent per year commencing on the first anniversary of the grant of the option. Awards issued on and after December 20, 1988 generally become exercisable in three annual installments of 40 percent in the first year and 30 percent in the succeeding two years, commencing on the third anniversary of the grant of the option. All options expire ten years from grant date. At December 31, 1993, there were unexercised options under this plan for 6,223,987 shares of the Company's Common Stock. Under the 1988 Stock Option Plan the Company can grant, through 1998, options to purchase 600,000 shares of the Company's Common Stock to key employees who are employed outside the United States. Exercise requirements are similar to those under the 1986 Plan; however, grants may be made at prices which are less than 85 percent of the fair market value of the Company's Common Stock on the date the option is granted. At December 31, 1993, there were unexercised options under this plan for 114,760 shares of the Company's Common Stock.
                                  - 26 -
PAGE

Shares of restricted stock awarded under the 1986 Stock Incentive Plan are subject to certain restrictions and vesting requirements. No monetary consideration is paid by a recipient for a restricted stock award. During 1993 and 1992 the Company awarded 242,132 and 181,500 shares, respectively. The Company recognized expense of approximately $8.8 million, $7.4 million and $9.8 million for amortization related to all restricted awards in 1993, 1992 and 1991, respectively. At December 31, 1993 there were outstanding a total of 2,426,081 shares of restricted stock awarded under this Plan. The cost of these shares is being amortized over the restriction periods. The Plan also authorizes the Compensation Committee to direct that discretionary tax assistance payments be made to recipients when the restrictions lapse. Such payments are expensed as awarded.

The 1986 United Kingdom Stock Option Plan ("UK Plan") is substantially similar to the stock option portion of the 1986 Stock Incentive Plan, except that the exercise price of options granted under the UK Plan may not be less than the fair market value at the date of grant. Stock options awarded under the UK Plan come within the 10,200,000 share limit provided for in the 1986 Stock Incentive Plan. At December 31, 1993 there were unexercised options for 388,473 shares of the Company's Common Stock under the UK Plan.


                                  - 27 -
PAGE

Following is a summary of stock option transactions during the three-year period ended December 31, 1993
_______________________________________________________________________
                               Number of Shares  Option Price Range
                                 Under Option     Per Share
_______________________________________________________________________
Balances, December 31, 1990         2,332,506
New Awards:
   1986 Stock Incentive Plan        4,487,588  $14.477  -$22.313

   1986 United Kingdom Stock Option
       Plan                           180,180   19.875  - 25.344
Exercised                            (321,706)   2.573  - 16.094
Cancelled                            (168,230)   6.951  - 22.219
Balances, December 31, 1991         6,510,338
New Awards:
   1986 Stock Incentive Plan        1,375,564   23.269  - 34.000

   1986 United Kingdom Stock Option
       Plan                           257,934   29.563  - 34.000

Exercised                            (423,836)   6.951  - 21.250

Cancelled                            (583,278)   8.837  - 23.269

Balances, December 31, 1992         7,136,722

New Awards:

   1986 Stock Incentive Plan          667,820   21.463  - 34.063

   1986 United Kingdom Stock Option
       Plan                            33,720   28.688  - 31.938

Exercised                            (810,009)   6.951  - 24.172

Cancelled                            (301,033)   9.083  - 34.000

Balances, December 31, 1993         6,727,220  $ 6.951  -$34.063

Exercisable, December 31, 1993      2,012,617  $ 6.951  -$34.000

Under the Company's Achievement Stock Award Plan, awards may be made up to an aggregate of 1,248,000 shares of Common Stock together with cash awards to cover any applicable withholding taxes. As of December 31, 1993, 1,152,852 shares had been awarded, with 10,825 shares awarded during 1993.
                                    - 28 -PAGE

The Employee Stock Purchase Plan was adopted by the stockholders in 1985, and allows employees an opportunity to purchase Common Stock of the Company through ten consecutive annual offerings, which commenced on July 1, 1985. Under the Plan, employees may purchase Common Stock of the Company through payroll deductions not exceeding 10 percent of their compensation. The price an employee pays for a share of stock is 85 percent of the average market price on the last business day of the month. At December 31, 1993, 737,866 shares had been issued, including 171,686 shares issued during 1993. An additional 4,142,670 shares were reserved for issuance at that date.











                                    - 29 -
PAGE

NOTE 7:  RETIREMENT PLANS
Domestic Retirement Plan
The Company and certain of its domestic subsidiaries have a defined benefit plan ("Domestic Plan") which covers substantially all employees. The Company's policy is to fund pension costs as permitted by applicable tax regulations. The projected unit credit method is used to determine pension costs based upon career average pay, while funding requirements for the Domestic Plan are determined using the accrued benefit unit credit method. The pension plan was amended as of January 1, 1992 to provide that pension benefits accrued after that date would be calculated under a new "cash balance" formula. Under the cash balance formula, the participant's account balance is credited each year with an amount equal to a percentage of that year's annual compensation, plus interest credits. Participants in the pension plan on December 31, 1991 who continue to work for the Company after that date had their normal retirement benefit under the plan as of that date converted on an actuarial basis into an opening account balance as of January 1, 1992.

In accordance with FAS 87, "Employers' Accounting for Pensions", the Company has recorded an additional minimum pension liability for the Domestic Plan of $11.9 million and $5.7 million at December 31, 1993 and 1992, respectively, representing the excess of unfunded accumulated benefit obligation over previously recorded pension cost liabilities.
A corresponding amount is recognized as an intangible asset to the extent of unrecognized prior service cost and net transition obligation, with the balance recorded as a separate reduction of stockholders' equity. In 1993, the Company has recorded an intangible asset of $11.2 million and a charge to stockholders' equity of $.7 million. In 1992, the Company recorded an intangible asset equal to the additional minimum pension liability.
                                    - 30 -PAGE

Net pension cost for the Domestic Plan for 1993, 1992 and 1991 includes the following components:
(Dollars in Thousands)               1993       1992      1991
Service cost-benefits earned
  during the year                  $ 3,735    $ 3,654   $ 3,851
Interest cost on projected benefit
  obligation                         9,943      9,454     8,473
Actual return on plan assets       (10,831)    (4,479)  (17,541)
Net amortization and deferral        1,050     (5,222)    8,573
Total pension cost                 $ 3,897    $ 3,407   $ 3,356

The following table sets forth the funded status and amounts recognized for the Domestic Plan in the Company's consolidated balance sheet at December 31, 1993 and 1992:
(Dollars in Thousands)                          1993     1992
Actuarial present value of accumulated
 benefit obligation (including vested
 benefits of $120,185 in 1993 and
$107,575 in 1992)                             $124,138  $111,615
Actuarial present value of projected benefit
 obligation                                    136,561   118,013
Plan assets at fair value                      110,913   104,438
Projected benefit obligation in excess of
 plan assets                                   (25,648)  (13,575)
Unrecognized net loss (gain)                    13,127    (1,038)
Unrecognized prior service cost                 (3,871)   (3,884)
Unrecognized net obligation                     15,099    16,986
Additional minimum liability                   (11,932)   (5,666)
Accrued pension liability at December 31, 1993
  and 1992                                    $(13,225) $ (7,177)
                                  - 31 -PAGE

At December 31, 1993, pension assets were primarily invested in fixed income and equity securities. Prior service costs are being amortized over the estimated average remaining service period of active employees. The initial net obligation is being amortized over 15 years.


A discount rate of 7.5% in 1993 and 8.5% in 1992 and 1991 and a salary increase assumption of 6% in 1993 and 7% in 1992 and 1991 were used in determining the actuarial present value of the projected benefit obligation. The expected return on assets was 10% for 1993, 1992 and 1991.

Foreign Retirement Plans
The Company has several foreign pension plans in which benefits are based primarily on years of service and employee compensation. It is the Company's policy to fund these plans in accordance with local laws and income tax regulations.

Net pension costs for foreign pension plans for 1993, 1992 and 1991 include the following components:

(Dollars in Thousands)                  1993     1992      1991
Service cost-benefits earned during
   the year                          $ 5,117   $ 4,860   $ 4,696
Interest cost on projected benefit
   obligation                         10,204    10,026     9,121
Actual return on plan assets         (21,029)  (15,307)  (12,320)
Net amortization and deferral         13,943     7,699     5,974
Total pension cost                   $ 8,235   $ 7,278   $ 7,471

                                     - 32 -
PAGE

The following table sets forth the funded status of the foreign pension plans:
                                              1993                             1992
                                     Assets        Accumulated       Assets        Accumulated
                                     Exceed         Benefits         Exceed          Benefits
                                   Accumulated       Exceed        Accumulated       Exceed
                                     Benefits        Assets          Benefits        Assets

Actuarial present value of
 accumulated benefit obligation
 (including vested benefits of:

 1993 - $61,117 and $53,062
 1992 - $48,836 and $49,631)         $61,477       $ 59,388        $50,041         $ 54,653
Actuarial present value of
 projected benefit obligation         69,152         72,574         55,797           67,616
Plan assets at fair value             92,868          5,813         77,750            6,071
Projected benefit obligation
 (in excess of) less than
 plan assets                          23,716        (66,761)        21,953          (61,545)
Unrecognized net gain                (19,140)        (2,322)       (15,874)          (6,533)
Unrecognized prior service
  costs                                5,349              -          6,195                -
Unrecognized net (asset)/
  obligation                          (2,153)         8,347         (3,206)           9,511
Prepaid (accrued) pension cost at
 December 31, 1993 and 1992          $ 7,772       $(60,736)       $ 9,068         $(58,567)


                                   - 33 -
PAGE

Foreign plans utilized discount rates ranging from 5.5% to 12.5% and 4% to 12.5% in 1993 and 1992, respectively, and salary increase assumptions ranging from 4% to 12% and 4.5% to 12% in 1993 and 1992, respectively, to determine the actuarial present value of the projected benefit obligation. The expected rates of return on assets of foreign plans ranged from 6.5% to 12.5% in 1993 and 1992.

The Company also has Special Deferred Benefit Arrangements with certain key employees. Vesting is based upon age and the terms of the employee's contract. Life insurance contracts have been purchased in amounts which may be used to fund these arrangements.

                                    - 34 -PAGE

NOTE 8:  POSTRETIREMENT & POSTEMPLOYMENT BENEFITS
Postretirement Benefit Plans
The Company and its subsidiaries provide certain postretirement health care benefits for employees who were in the employ of the Company as of January 1, 1988, and life insurance benefits for employees who were in the employ of the Company as of December 1, 1961. The plans cover employees in the United States and certain key employees in foreign countries. Effective January 1, 1993, the Company's plan covering postretirement medical benefits was amended to place a cap on annual benefits payable to retirees. Such coverage is self-insured, but is administered by an insurance company.

Effective January 1, 1992, the Company adopted FAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions", and recorded a one-time, after-tax charge of $24.6 million. This statement requires that the Company accrue the expected cost of postretirement benefits other than pensions over the period in which the active employees become eligible for such postretirement benefits. The pay-as-you-go cost for postretirement health care benefits was approximately $1.6 million in 1991.

The components of periodic expense for these postretirement benefits for 1993 and 1992 are as follows:
(Dollars in Thousands)                          1993       1992
Service cost-benefits earned during the year  $  675     $ 1,244
Interest cost on accumulated postretirement
  benefit obligation                           2,869       3,519
Recognition of initial transition obligation       -      41,070
Net amortization and deferral                   (791)          -
Total postretirement cost                     $2,753     $45,833
                                    - 35 -PAGE

The following table sets forth the funded status and amounts recognized for the Company's postretirement benefit plans in its consolidated balance sheet at December 31, 1993 and 1992:
                                             1993          1992
Accumulated postretirement benefit
  obligation:
 Retirees                                  $ 24,739     $ 19,300
 Fully eligible active plan participants      5,177       10,800
 Other active plan participants               7,515       13,900
 Total accumulated postretirement
    benefit obligation                     $ 37,431     $ 44,000
Plan assets at fair value                        -             -
Accumulated postretirement benefit
  obligation in excess of plan assets       (37,431)     (44,000)
Unrecognized net gain                        (7,049)           -
Accrued postretirement benefit liability
  at December 31, 1993 and 1992            $(44,480)    $(44,000)


A discount rate of 7.5% and 8.5% in 1993 and 1992, respectively, and a salary increase assumption of 6% in 1993 and 7% in 1992, were used in determining the accumulated postretirement benefit obligation. A 10.5% and an 11% increase in the cost of covered health care benefits were assumed for fiscal years 1993 and 1992, respectively. The rate is assumed to decrease incrementally to 6% after nine years and remain at that level thereafter. The health care cost trend rate assumption does not have a significant effect on the amounts reported. For example, a 1% increase in the health care cost trend rate would increase the accumulated postretirement benefit obligation at December 31, 1993 by approximately $1.5 million, and the net periodic cost for 1993 by $.1 million.

Postemployment Benefit Plans
In 1992, the Financial Accounting Standards Board issued FAS 112, "Employers' Accounting for Postemployment Benefits". Under certain circumstances, this statement requires accrual accounting of expected
                                  - 36 -PAGE
costs of providing postemployment benefits due to an employee's death, disability, lay-off or other termination of active employment other than retirement. This statement is effective for U.S. and foreign plans for the fiscal years beginning after December 15, 1993. The Company has not adopted FAS 112 in the December 31, 1993 financial statements and based upon preliminary estimates, the effect of adoption would be approximately $10-$15 million.

                                  - 37 -
PAGE

NOTE 9:  SHORT-TERM BORROWINGS

The Company and its domestic subsidiaries have lines of credit with various banks. These credit lines permit borrowings at fluctuating interest rates determined by the banks. Short-term borrowings by subsidiaries outside the United States principally consist of drawings against bank overdraft facilities and lines of credit. These borrowings bear interest at the prevailing local rates. Where required, the Company has guaranteed the repayment of the borrowings. Unused lines of credit by the Company and its subsidiaries at December 31, 1993 and 1992 aggregated $257 million and $299 million, respectively.

                                - 38 -
PAGE

NOTE 10:  LONG-TERM DEBT
Long-term debt at December 31 consisted of the following:
(Dollars in Thousands)                           1993       1992
Convertible Subordinated Debentures - 3.75%    $107,997   $105,634
Term loans-5.5% to 9.0%.(8.5% to 9.0% in 1992)   90,000     95,000
Borrowings from syndicated facility arrangement -
  6.88% (8.25%-13.21% in 1992)                    4,991      5,389
Other long-term loans-5.7% to 9.0% (7.5%
  to 9.5% in 1992)                               39,715      8,042
                                                242,703    214,065
Less: current portion                            16,618     13,828
                                               $226,085   $200,237

The increase in other long-term loans during 1993 was due primarily to the purchase of a building and land by one of the Company's subsidiaries, which was financed by a mortgage of $32.8 million bearing a rate of interest of 7.6% Payments of approximately $.3 million have been made as of December 31, 1993. The remaining other long-term loan balance of $7.2 million at December 31, 1993, includes loans from Morgan Guaranty U.K. and New York Life Mortgage which mature at various dates between 1994 and 1999.

In April 1992, the Company issued Convertible Subordinated Debentures maturing on April 1, 2002 for a face value of $135 million. The terms of the bond offering included an issuance price equal to 77% of face value with a coupon of 3 3/4%. The debentures are convertible into Common Stock of the Company at a rate of 22.238 shares per each U.S. $1,000 principal amount. Most of the proceeds were used to pay down existing debt, including approximately $47.6 million of the syndicated facility, $9.8 million of Canadian bank loans, and about $34 million short-term domestic borrowings.

The term loans at December 31, 1993 are with Trust Company Bank and the National Bank of Detroit for $25 million and $15 million, respectively,
                                  - 39 -PAGE
with payments each year until maturity in 1996. Also included in term loans is a private placement with The Prudential Insurance Company of America for $50 million, with payments due in 1996, 1997 and 1998.

Under various loan agreements, the Company must maintain specified levels of net worth and meet certain cash flow requirements, and is limited in the level of indebtedness. The Company has complied with the limitations under the terms of these loan agreements.

Long-term debt maturing over the next five years is as follows:
1994:$16.6 million; 1995:$15.1 million; 1996:$35.9 million; 1997:$18.5 million and 1998:$17.9 million. The remaining debt of $138.7 million matures during the years 1999-2003.

The only material financial instruments which are not carried in the consolidated balance sheet at amounts which approximate fair values are the Convertible Subordinated Debentures. The carrying value of this debt is $108 million and the fair value was $121.5 million at December 31, 1993. The fair value is estimated by obtaining quotes from brokers.

                                  - 40 -
PAGE

NOTE 11:  DISCLOSURES UNDER FAS 95

This accounting standard requires disclosures of specific cash payments and noncash investing and financing activities. The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Cash paid for income taxes was $78.5 million, $74.9 million, $77.1 million, in 1993, 1992 and 1991, respectively. Interest payments were $24.1 million in 1993, $30.4 million in 1992 and $32.4 million in 1991.

As more fully described in Note 3, in 1993 the Company issued 37,625 shares in conjunction with the acquisition of Scali, McCabe, Sloves. During 1992 the Company issued a total of 603,595 shares of its Common Stock in connection with the acquisitions of Lowe Brindfors and Kuiper & Schouten. In 1991 the Company issued 1,181,874 shares for acquisitions of several advertising agencies.

Details of businesses acquired in transactions accounted for as purchases were as follows:

(Dollars in Thousands)         1993         1992     1991

Fair value of assets acquired  $172,166     $28,483  $73,934
Liabilities assumed              91,736       5,326   24,790
Net assets acquired              80,430      23,157   49,144
Less non-cash consideration       1,135       4,644   22,831
Less cash acquired                2,767           -    7,695
Net cash paid for acquisitions $ 76,528     $18,513  $18,618
                                  - 41 -PAGE

The 1993 amounts shown above exclude deferred payments of $10.1 million in connection with the Scali acquisition, which are payable in 1994-1995, but include $15.4 million of deferred payments made during 1993 relating to various prior year acquisitions. The 1992 amounts shown above include a deferred payment of $9.8 million in connection with the 1991 acquisition of Kuiper and Schouten by the Lowe Group, but exclude a payment of $1.3 million in connection with the 1992 acquisition of Lowe Brindfors.
                               - 42 -
PAGE

NOTE 12:  RESULTS BY QUARTER (UNAUDITED)
__________________________________________________________________________________________________________
(Dollars in Thousands        1st Quarter         2nd Quarter          3rd Quarter         4th Quarter
Except Per Share Data)    1993      1992      1993       1992      1993      1992      1993      1992

Gross income              $389,785  $400,745  $483,758   $485,325  $411,027  $435,776  $509,286  $534,129
Operating expenses         360,731   371,814   377,990    392,289   376,697   403,309   420,233   448,180
Provision for income
taxes                       10,018    10,815    44,892     39,953    13,058    10,862    31,851    29,705
Net income before effect of
  accounting changes        11,025     9,645    48,987     43,232    14,690    12,440    50,577    46,596
Effect of accounting changes:
  Postretirement benefits        -   (24,640)        -          -         -         -         -         -
  Income taxes                (512)        -         -          -         -         -         -         -
Net income                  10,513   (14,995)   48,987     43,232    14,690    12,440    50,577    46,596
Earnings per Common and
  Common Equivalent Share:

Before effect of accounting
  changes                      .15       .13       .65        .58       .20       .17       .67       .62
Effect of accounting changes:
  Postretirement benefits        -      (.33)       -          -         -         -          -         -
  Income taxes                (.01)        -        -          -         -         -          -         -
Net income                     .14      (.20)      .65        .58       .20       .17       .67       .62

Cash dividends per share       .115      .105      .125       .115      .125      .115      .125      .115

Price range per share:
   High                      35 1/2  29 3/16    31 1/4     30       31 3/4     34 1/4    32 7/8    35 3/4
   Low                       28      26 7/16    25 1/8     26 3/8   23 7/8     28        29 3/4    29 3/4

Note:  Restated to reflect two-for-one stock split during 1992.
First Quarter 1992 restated for effect of adopting FAS 106 "Employers' Accounting for Postretirement
Benefits Other Than Pensions".  The effect of the accounting change on other quarters in 1992 was not significant and therefore they were not restated.

                                                   - 43 -PAGE

NOTE 13:  GEOGRAPHIC AREAS

Total assets, income from commissions and fees, and income before provision for income taxes are presented below by major geographic area.

(Dollars in Thousands)     1993          1992           1991
Total Assets:
United States            $  970,242    $  798,764     $  760,918
International
  Europe                  1,133,057     1,171,061      1,436,991
  Far East                  457,444       379,325        363,574
  Latin America             171,826       145,228        101,718
  Other                     137,248       128,967        121,099
    Total International   1,899,575     1,824,581      2,023,382
    Total Consolidated   $2,869,817    $2,623,345     $2,784,300
Income From Commissions and Fees:
United States            $  582,183    $  560,431     $  516,434
International
  Europe                    710,386       842,150        778,649
  Far East                  242,255       210,302        194,351
  Latin America             136,509       117,383         76,912
   Other                     68,445        74,155         68,324
    Total International   1,157,595     1,243,990      1,118,236
    Total Consolidated   $1,739,778    $1,804,421     $1,634,670

                                    - 44 -
PAGE

(Dollars in Thousands)      1993         1992            1991
Income Before Provision for Income Taxes:
Operating income:
United States            $   94,475    $   75,337     $   73,786
International
  Europe                     80,139       102,307        100,866
  Far East                   44,193        31,010         27,455
  Latin America              34,021        30,094         11,237
  Other                       5,376         1,632          5,438
    Total International     163,729       165,043        144,996
Items not allocated to operations,
  principally interest expense:
  United States             (15,987)      (14,884)       (12,373)
  International             (10,457)      (18,338)       (21,126)
    Total Consolidated   $  231,760    $  207,158     $  185,283

The largest client of the Company contributed approximately 10% in 1993 and 9% in 1992 and 1991 to income from commissions and fees. The
Company's second largest client contributed approximately 10% in 1993, 8% in 1992 and 9% in 1991 to income from commissions and fees.

Dividends received from foreign subsidiaries were $40.1 million in 1993, $38.4 million in 1992 and $34.3 million in 1991. Net assets of foreign subsidiaries were approximately $512 million, $446 million, and $461 million at December 31, 1993, 1992 and 1991, respectively. Undistributed earnings of foreign subsidiaries at December 31, 1993 were approximately $159 million.
                                - 45 -PAGE

Consolidated net income includes losses from exchange and translation of foreign currencies of $13.9 million, $4.6 million and $6.4 million in 1993, 1992 and 1991, respectively.
                                - 46 -
PAGE

NOTE 14:  COMMITMENTS AND CONTINGENT LIABILITIES

At December 31, 1993, subsidiaries which operate outside the United States were contingently liable for discounted notes receivable of approximately $16.1 million.

The Company and its subsidiaries lease certain facilities and equipment. Gross rental expense amounted to approximately $135 million for 1993, $134 million for 1992 and $132 million for 1991, which was reduced by sublease income of $15.4 million, $12.5 million and $14.9 million in 1993, 1992 and 1991, respectively. Minimum rental commitments for the rental of office premises and equipment under noncancellable leases, some of which provide for rental adjustments due to increased property taxes and operating costs for 1994 and thereafter, are as follows:

(Dollars in Thousands)
                               Gross          Sublease
Period                         Amount         Income
1994                           $113,960       $ 8,504

1995                             92,136         4,648

1996                             79,603         4,327

1997                             69,012         4,235

1998                             60,425         3,729

1999 and thereafter             287,826        22,166


The Company and certain of its subsidiaries are party to various tax examinations, some of which have resulted in assessments. The Company intends to vigorously defend any and all assessments and believes that additional taxes (if any) that may ultimately result from settlement of such assessments and open examinations would not have a material adverse effect on the consolidated financial statements.
                                  - 47 -PAGE

                    REPORT OF INDEPENDENT ACCOUNTANTS
_______________________________________________________________________
                                       1177 Avenue of the Americas
                                       New York, New York  10036




To the Board of Directors and Stockholders of
The Interpublic Group of Companies, Inc.               February 9, 1994





In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of The Interpublic Group of Companies, Inc. and its subsidiaries (the "Company") at December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in Notes 4 and 8 to the consolidated financial statements, effective January 1, 1993 the Company changed its method of accounting for income taxes as required by Statement of Financial Accounting Standards Number 109 and effective January 1, 1992 the Company changed its method of accounting for postretirement benefits as required by Statement of Financial Accounting Standards Number 106.









Price Waterhouse



                                - 48 -
PAGE

                                              SELECTED FINANCIAL DATA FOR FIVE YEARS
_____________________________________________________________________________________________
(Dollars in Thousands
Except Per Share Data)              1993         1992          1991         1990       1989

Operating Data
Gross income                     $1,793,856   $1,855,971    $1,677,498  $1,368,169  $1,256,854
Operating expenses                1,535,651    1,615,592     1,458,716   1,199,759   1,104,211
Interest expense                     26,445       33,221        33,499      18,872      14,995
Provision for income taxes:
 United States - federal             29,277       23,719        24,740      17,698      19,292
               - state and local     14,289       12,181        11,451       6,590       8,169
  Foreign                            56,253       55,435        51,493      48,176      40,618
    Total taxes                      99,819       91,335        87,684      72,464      68,079
Income before effect of accounting
  changes                           125,279      111,913        94,557      80,064      70,600
Effect of accounting changes:
  Postretirement benefits                 -      (24,640)            -           -           -
  Income taxes                         (512)           -             -           -           -
Net Income                          124,767       87,273        94,557      80,064      70,600
Cash dividends                       35,901       32,483        29,265      24,403      21,414
 Per Share Data
Income before effect of accounting
  changes                              1.67         1.50          1.30        1.19        1.05
Effect of accounting changes:
  Postretirement benefits                 -         (.33)            -           -           -
  Income taxes                         (.01)           -             -           -           -
Net Income                             1.66         1.17          1.30        1.19        1.05
Cash dividends                          .49          .45           .41         .37         .32
Financial Position
Working Capital                  $  167,175   $  224,534    $  178,004  $  145,468  $  162,371
Total assets                      2,869,817    2,623,345     2,784,300   2,584,111   1,740,729
PAGE

Long-term debt                      226,085      200,237       170,458     144,468      36,512
Stockholders' equity per share         7.54         6.81          7.78        6.94        5.32
Other Data
Weighted average number
  of shares                      75,215,521   74,974,618    72,860,086   67,348,676 67,333,430
Number of employees                  17,600       16,800        16,800       16,800     14,700

Note: Restated to reflect the two-for-one stock split during 1992 and the three-for-two stock split during 1989.

                                                       - 49 -
PAGE

                          REPORT OF MANAGEMENT

The financial statements, including the financial analyses and all other information in this Annual Report, were prepared by management, which is responsible for their integrity and objectivity. Management believes the financial statements, which require the use of certain estimates and judgements, reflect the Company's financial position and operating results in conformity with generally accepted accounting principles. All financial information in this Annual Report is consistent with the financial statements.

Management maintains a system of internal accounting controls which provides reasonable assurance that, in all material respects, assets are maintained and accounted for in accordance with management's authorization and transactions are recorded accurately in the books and records. To assure the effectiveness of the internal control system, the organizational structure provides for defined lines of responsibility and delegation of authority. The Company has formally stated and communicated policies requiring of employees high ethical standards in their conduct of its business. As a further enhancement of the above, the Company's comprehensive internal audit program is designed for continual evaluation of the adequacy and effectiveness of its internal controls and measures adherence to established policies and procedures.

The Audit Committee of the Board of Directors is comprised of three directors who are not employees of the Company. The Committee reviews audit plans, internal controls, financial reports and related matters, and meets regularly with management, internal auditors and independent accountants. The independent accountants and the internal auditors have free access to the Audit Committee, without management being present, to discuss the results of their audits or any other matters.
                                  - 50 -PAGE

The independent accountants, Price Waterhouse, are recommended by the Audit Committee of the Board of Directors and selected by the Board of Directors, and their appointment is ratified by the shareholders. The independent accountants have examined the financial statements of the Company and their opinion is presented on page 27.
                                  - 51 -
PAGE

                        STOCKHOLDERS' INFORMATION


Corporate Headquarters
1271 Avenue of the Americas
New York, New York  10020
212/399-8000

Transfer Agent and Registrar for Common Stock
First Chicago Trust Company of New York
P.O. Box 2500
Jersey City, New Jersey  07303-2500

Stock of The Interpublic Group of Companies, Inc. is traded on the New York Stock Exchange. At December 31, 1993, there were 5,391 stockholders of record.

Annual Meeting
The annual meeting will be held on Tuesday, May 17, 1994 at 11 a.m. Eastern Time in the auditorium of The Equitable Center, Main Floor, 787 Seventh Avenue (between 51st and 52nd Streets), New York, New York 10019.

Automatic Dividend Reinvestment Plan
An Automatic Dividend Reinvestment Plan is offered to all stockholders of record. The Plan, which is administered by First Chicago Trust Company of New York, provides a way to acquire additional shares of Interpublic Common Stock in a systematic and convenient manner that affords savings in commissions for most stockholders.

Those interested in participating in this plan are invited to write for details and an authorization form to:
First Chicago Trust Company of New York
Dividend Reinvestment Plan
P.O. Box 2598
Jersey City, New Jersey  07303-2598.

Form 10-K
A copy of the Company's annual report (Form 10-K) to the Securities and Exchange Commission may be obtained without charge by writing to:
William S. Keating
Vice President and Associate General Counsel
The Interpublic Group of Companies, Inc.
1271 Avenue of the Americas
New York, New York  10020.

Exhibits to the annual report will also be furnished, but will be sent only upon payment of the Company's reasonable expense in furnishing them.

                                  - 52 -
PAGE

                       APPENDIX TO EXHIBIT 13



The graphic material depicting Gross Income, Earnings Per Share, Cash Dividends Per Share and Return on Stockholders' Equity which appears in the paper version of the Company's Annual Report at and for the period ended December 31, 1993, is described in narrative form in this electronic version under the heading "KEY INDICATORS".