Form 10-K, Exhibit 13
INTERPUBLIC GROUP OF COMPANIES INC
filed 1995-03-28
CIK 51644

EXHIBIT 13

                   THE INTERPUBLIC GROUP OF COMPANIES, INC.



The Interpublic Group of Companies is one of the largest organizations of advertising agencies in the world. It includes the parent company, The Interpublic Group of Companies, Inc., McCann-Erickson Worldwide, Lintas Worldwide, The Lowe Group, Western International Media and other affiliated companies. The Interpublic Group employs more than 18,000 people and maintains offices in over 100 countries.


TABLE OF CONTENTS
Financial Highlights
Chairman's Report to Stockholders
Financial Statements
Board of Directors and Executive Officers
Stockholders' Information

PAGE

                                 FINANCIAL HIGHLIGHTS
(Dollars in Thousands Except Per Share Data)

___________________________________________________________________________
                                                                                Percent
                                         1994                 1993             Increase
                                                                               (Decrease)
Operating Data
Gross income                         $ 1,984,255           $ 1,793,856          10.6%
Income before effect of
  accounting changes                     115,247               125,279          (8.0)
Effect of accounting changes:
  Postemployment benefits                (21,780)                    -             -
  Income taxes                                 -                  (512)            -
Net Income                                93,467               124,767         (25.1)
Per Share Data
Income before effect of
accounting changes                          1.53                  1.67          (8.4)
Effect of accounting changes:
  Postemployment benefits                   (.29)                    -             -
  Income taxes                                 -                  (.01)            -
Net Income                                  1.24<F1>              1.66<F2>     (25.3)
Cash dividends                       $      .545           $       .49          11.2
Weighted average number
  of shares                           75,570,445            75,215,521            .5
Financial Position
Working capital                      $    80,134           $   167,175         (52.1)
Total assets                           3,793,418             2,869,817          32.2
Stockholders' equity per share:
  Before effect of
  accounting changes                        8.64                  7.54          14.6
  After effect of
  accounting changes                 $      8.36<F1>       $      7.54<F2>      10.9
Return on stockholders' equity:
  Before effect of
  accounting changes                        18.6%                 23.3%        (20.2)
  After effect of
  accounting changes                        15.5%<F1>             23.2%<F2>   (33.2)%

                                      KEY INDICATORS
Gross Income
1994         $1,984,255
1993         $1,793,856              1991     $1,677,498
1992         $1,855,971              1990     $1,368,169
________________________________________________________________________
Earnings Per Share
1994         $ 1.53/1.24<F1>
1993         $ 1.67/1.66<F2>         1991     $ 1.30
1992         $ 1.50/1.17<F3>         1990     $ 1.19
________________________________________________________________________
Cash Dividends Per Share
1994         $  .545
1993         $  .49                  1991     $  .41
1992         $  .45                  1990     $  .37
________________________________________________________________________
Return On Stockholders' Equity
1994         18.6/15.5%<F1>
1993         23.3/23.2%<F2>          1991     18.5%
1992         19.1/15.4%<F3>          1990     20.3%

<F1>   Includes an after-tax charge of $21,780,000 or $.29 per share for effect of accounting change, FAS 112, "Employers' Accounting for Postemployment
       Benefits".


<F2>   Includes a charge of $512,000 or $.01 per share for the cumulative effect of accounting change, FAS 109, "Accounting for Income Taxes."


<F3>   Includes an after-tax charge of $24,640,000 or $.33 per share for effect of accounting change, FAS 106, "Employers' Accounting for Postretirement
       Benefits Other Than Pensions".

       Note: All data are restated to reflect the two-for-one stock split effected in June 1992 in the form of a 100% stock dividend.
</TAB

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Liquidity and Capital Resources
Working capital decreased by $87.0 million in 1994, $57.4 million in 1993 and increased by $46.5 million in 1992. The decline in working capital in 1994 and 1993 was due to acquisitions. The increase in 1992 was principally due to the payment of approximately $34 million of short-term loans, from the proceeds of the Convertible Subordinated Debentures issue. The ratio of current assets to current liabilities was approximately 1.0 to 1 in 1994, 1993, and 1992.

The Company's principal source of working capital during the three years has
been from operations.   In addition, during 1992 the Company used most of the
proceeds from the issuance of the Convertible Subordinated Debentures (approximately $101 million net proceeds) to pay down $57.4 million of its long-term debt and $34 million of short-term borrowings.

During 1994, the Company acquired $44.5 million (1,264,761 shares) of its own Common Stock for purposes of fulfilling its obligations under various compensation plans. During 1993 and 1992, $37.2 million (1,219,151 shares) and $51.9 million (1,738,329 shares) were acquired, respectively. Quarterly dividends paid to shareholders increased to 14.0 cents per share in 1994 from
12.5 cents per share in 1993 and 11.5 cents per share in 1992.

The Company's capital expenditures in 1994 were $55.9 million, an increase of 38.7% from 1993. Capital expenditures for 1993 were $40.3 million, an increase of 9% from 1992. The Company's capital expenditures are typically for furniture and fixtures, leasehold improvements, and computer and telecommunications equipment. In addition, the Company purchased a building and land in Frankfurt, Germany during 1993 for a purchase price of approximately $41.5 million.

The Company and its domestic subsidiaries had credit lines aggregating $203.5 million in 1994, $156 million in 1993 and $144 million in 1992. At December 31, 1994, $11.5 million of these credit lines were utilized compared with $17.6 million in 1993, and $1.7 million in 1992. Subsidiaries outside the U.S. had short- term borrowings with local banks aggregating $86.5 million, $93 million and $76 million at December 31, 1994, 1993 and 1992, respectively. Unused lines of credit available to these subsidiaries equaled $157 million in 1994, $119 million in 1993 and $157 million in 1992.

The principal use of the Company's working capital is to provide for the operating needs of its advertising agencies, which include payments for space or time purchased from various media on behalf of clients. The Company's practice is to bill and collect from its clients in sufficient time to pay the amounts due media on a timely basis. Other uses of working capital include the payment of cash dividends, acquisitions and capital expenditures.
Approximately 59%, 66% and 70% of the Company's assets at December 31, 1994, 1993 and 1992, respectively, were outside the United States. Working capital was not significantly affected by the fluctuation of foreign currencies during 1994, but the continuation of this trend is dependent upon the future movement of the dollar in relation to foreign currencies. The Company actively hedges currency exposure to mitigate any negative effect on working capital.

During 1994, 1993 and 1992, the Company acquired several advertising agencies with funds provided by existing cash balances and shares of the Company's Common Stock. Some of these acquisitions provide for deferred payments which are contingent upon future revenues or profits of the agencies acquired.

Return on average equity was 15.5%, 23.2% and 15.4% in 1994, 1993 and 1992, respectively. The decrease in 1994 compared to 1993 is mainly due to the effects of adopting FAS 112 "Employers' Accounting for Postemployment Benefits" and restructuring charges. Excluding the effect of FAS 112, return on average equity would have been 18.6% in 1994.

The U.S. dollar weakened during 1994 which resulted in a credit to the cumulative translation adjustment account of approximately $18.9 million. The overall strengthening of the U.S. dollar beginning in the latter part of 1992 and continuing into 1993 resulted in a charge of approximately $26 million and $95 million to the cumulative translation adjustment account in 1993 and 1992, respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations
Worldwide income from commissions and fees increased 10.2% in 1994 after a decrease of 3.6% in 1993. The increase in 1994 was mainly attributable to the acquisitions of Western International Media and Ammirati & Puris. The decrease in 1993 was primarily due to the unfavorable effect of foreign exchange which had a negative impact on revenue of $105.3 million. In 1992, revenue increased 10% resulting from the favorable effect of the acquisition of MPM:Lintas in Brazil.

Revenue from outside the United States increased $45.3 million in 1994 after a decrease of $86.4 million in 1993. The decrease in 1993 was mainly due to the unfavorable effects of foreign exchange. In 1992, revenue from outside the U.S. increased by $125.8 million. Foreign revenue accounted for 64%, 67% and 69% of worldwide revenue in 1994, 1993 and 1992, respectively.

Commissions and fees from domestic operations increased 22.0% in 1994, 3.9% in 1993 and 8.5% in 1992. The increases in 1994 and 1993 are largely attributable to acquisitions of Western International Media and Ammirati & Puris in 1994 and Scali, McCabe, Sloves in 1993.

Other income increased 25.5% in 1994, 4.9% in 1993 and 20.4% in 1992. The increases are primarily due to interest income from international operations.

Total costs and expenses worldwide increased 14.0% in 1994, decreased 5% in 1993, and increased 11% in 1992. The increase in 1994 is primarily due to the restructuring charges and acquisitions. A significant portion of the Company's expenses relate to compensation and various employee incentive and benefit programs which are based principally upon operating results. Costs and expenses outside the United States decreased in 1994 and 1993 following an increase in 1992. The decreases in 1994 and 1993 are attributable to the Company's continuing cost containment efforts. The increase in 1992 is in line with the movement of revenue. Domestic costs increased 28.9% in 1994, 1% in 1993, 10% in 1992. The increase in 1994 primarily resulted from the acquisitions of Western International Media and Ammirati & Puris in 1994.

The Company recorded restructuring charges of approximately $48.7 million in the fourth quarter of 1994. The net effect of such charges on net income was $25.7 million or $.34 per share. These restructuring charges, which were of a one-time nature, related principally to terminations and office consolidations resulting from the merger of the Lintas New York and Ammirati
& Puris agencies and various other international offices. The Company believes these charges will permit it to operate effectively and efficiently in serving its growing list of clients and to concentrate its resources on creative talent and client service.

Restructuring charges included severance costs of $38.3 million for involuntary terminations of approximately 600 employees. The Company expects to realize a reduction of approximately $19.0 million in salary costs in 1995 from these terminations. As a direct result of the Lintas New York and Ammirati & Puris merger, the Company discontinued and sold its Fahlgren Martin and GS&B operations, incurring charges of $6.7 million. Other costs related to the consolidation of the Lintas New York and Ammirati & Puris agencies amounted to $3.7 million.

At December 31, 1994, the liability related to these restructuring charges amounted to $29.6 million, which includes $27.6 million for severance and $2.0 million for the consolidation of facilities. This liability is expected to be paid out in 1995 and will be funded by continuing operations.

Interest expense increased 24.5% in 1994, decreased 20.4% in 1993 and was flat
in 1992.   The increase in 1994 was primarily due to increases in borrowings and interest rates. The decrease in 1993 is mainly due to the effects of foreign currency exchange and the general decline in interest rates worldwide. Equity in net income of unconsolidated affiliates increased in 1994 after a decrease in 1993. The increase in 1994 resulted from the Company's equity interest in All-American Communications, Inc. The decrease in 1993 was mainly due to the consolidation of additional subsidiaries in 1993. This followed an increase in 1992. Income applicable to minority interests decreased in 1994 after increases in 1993 and 1992. The decrease in 1994 is due to the purchase of the remaining interest of McCann Hakuhodo, Inc. in the latter part of 1993, and the sale of Fremantle International, Inc. in 1994.

The Company adopted FAS 106 effective January 1, 1992, and FAS 112 effective January 1, 1994. The Company recorded a one-time after tax charge of $24.6 million related to FAS 106 and a net charge of $21.8 million related to FAS 112.

The effective income tax rates were 43.0% in 1994, 43.1% in 1993 and 44.1% in 1992. The reduction in the effective rate during 1994 and 1993 is due predominantly to the mix of foreign earnings. The Company changed its accounting for income taxes effective January 1, 1993, as required by FAS 109, "Accounting for Income Taxes". The impact of adoption was a $.5 million reduction in net income.

                                   FINANCIAL STATEMENTS
               THE INTERPUBLIC GROUP OF COMPANIES, INC. AND ITS SUBSIDIARIES
                                CONSOLIDATED BALANCE SHEET
                                        DECEMBER 31

                       (Dollars in Thousands Except Per Share Data)



ASSETS                                               1994              1993

Current Assets:
Cash and cash equivalents (includes
  certificates of deposit: 1994-$151,341;
  1993-$94,451)                                   $  413,709       $  292,268
Marketable securities, at cost which
  approximates market                                 27,893           30,106
Receivables (less allowance for doubtful
  accounts:  1994-$22,656; 1993-$16,834)           2,072,764        1,525,717
Expenditures billable to clients                     104,787          100,230
Prepaid expenses and other current assets             56,154           54,835
   Total current assets                            2,675,307        2,003,156


Other Assets:
Investment in unconsolidated affiliates               63,824           28,182
Deferred taxes on income                              84,788           38,570
Other investments and miscellaneous
  assets                                             120,242           92,048
   Total other assets                                268,854          158,800

Fixed Assets, at cost:
Land and buildings                                    73,370           65,327
Furniture and equipment                              320,164          268,387
                                                     393,534          333,714
Less accumulated depreciation                        212,755          170,998
                                                     180,779          162,716
Unamortized leasehold improvements                    67,348           53,975
   Total fixed assets                                248,127          216,691

Intangible Assets (less accumulated
  amortization:  1994-$130,045;
  1993-$111,710)                                     601,130          491,170

Total Assets                                      $3,793,418       $2,869,817



The notes on pages 21 to 34 are an integral part of these statements.

                                   FINANCIAL STATEMENTS
               INTERPUBLIC GROUP OF COMPANIES, INC. AND ITS SUBSIDIARIES
                                CONSOLIDATED BALANCE SHEET
                                        DECEMBER 31

                       (Dollars in Thousands Except Per Share Data)

LIABILITIES AND STOCKHOLDERS' EQUITY                    1994             1993
Current Liabilities:
Payable to banks                                     $  128,529      $  147,075
Accounts payable                                      2,090,406       1,428,442
Accrued expenses                                        292,436         183,501
Accrued income taxes                                     83,802          76,963
   Total current liabilities                          2,595,173       1,835,981

Noncurrent Liabilities:
Long-term debt                                          131,276         118,088
Convertible subordinated debentures                     110,527         107,997
Deferred compensation and reserve
  for termination allowances                            215,893         146,774
Accrued postretirement benefits                          45,751          44,480
Other noncurrent liabilities                             32,886          39,274
Minority interests in consolidated
  subsidiaries                                           12,485          13,208
   Total noncurrent liabilities                         548,818         469,821

Stockholders' Equity:
Preferred Stock, no par value
  shares authorized:  20,000,000
  shares issued:  none

Common Stock, $.10 par value
  shares authorized:  100,000,000
  shares issued:
    1994 - 87,705,760;
    1993 - 86,299,688                                     8,771           8,630
Additional paid-in capital                              383,678         335,340
Retained earnings                                       619,627         570,267
Adjustment for minimum pension liability                 (6,422)           (704)
Cumulative translation adjustments                      (97,587)       (116,432)
                                                        908,067         797,101
Less:
  Treasury stock, at cost:
    1994 - 10,001,680 shares;
    1993 - 11,449,031 shares                            222,698         208,821
  Unamortized expense of restricted
    stock grants                                         35,942          24,265
   Total stockholders' equity                           649,427         564,015

Commitments and Contingencies (see notes)

Total Liabilities and Stockholders'
  Equity                                             $3,793,418      $2,869,817
PAGE

                                   FINANCIAL STATEMENTS
               THE INTERPUBLIC GROUP OF COMPANIES, INC. AND ITS SUBSIDIARIES
                             CONSOLIDATED STATEMENT OF INCOME
                                  YEAR ENDED DECEMBER 31
                       (Dollars in Thousands Except Per Share Data)
                                             1994           1993             1992
Income:
Commissions and fees                      $1,916,376     $1,739,778      $1,804,421
Other income                                  67,879         54,078          51,550
    Gross income                           1,984,255      1,793,856       1,855,971

Costs and Expenses:
Salaries and related expenses              1,040,579        917,185         993,077
Office and general expenses                  661,238        618,466         622,515
Interest expense                              32,924         26,445          33,221
Restructuring charges                         48,715              -               -
    Total costs and expenses               1,783,456      1,562,096       1,648,813
Income before provision for
  income taxes and effect of
  accounting changes                         200,799        231,760         207,158

Provision for Income Taxes:
United States - federal                       26,816         29,277          23,719
              - state and local                9,862         14,289          12,181
Foreign                                       49,655         56,253          55,435
    Total taxes                               86,333         99,819          91,335

Income of consolidated
  companies                                  114,466        131,941         115,823
Income applicable to
    minority interests                        (3,262)        (7,606)         (6,728)
Equity in net income of
    unconsolidated affiliates                  4,043            944           2,818
Income before effect of
  accounting changes                         115,247        125,279         111,913
Effect of accounting changes:
  Postemployment benefits                    (21,780)             -               -
  Income taxes                                     -           (512)              -
  Postretirement benefits                          -              -         (24,640)

Net Income                                $   93,467     $  124,767      $   87,273

Per Share Data:
Income before effect of
  accounting changes                      $     1.53     $     1.67      $     1.50

Effect of accounting changes:
  Postemployment benefits                       (.29)             -               -
  Income taxes                                     -           (.01)              -
  Postretirement benefits                          -              -            (.33)

Net Income                                $     1.24     $     1.66      $     1.17
The notes on pages 21 to 34 are an integral part of these statements.

PAGE

                                                                    FINANCIAL STATEMENTS
                                                THE INTERPUBLIC GROUP OF COMPANIES, INC. AND ITS SUBSIDIARIES
                                                            CONSOLIDATED STATEMENT OF CASH FLOWS
                                                                   YEAR ENDED DECEMBER 31
                                                                   (Dollars in Thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:                                              1994              1993            1992
Net Income                                                                      $ 93,467          $124,767        $ 87,273
Adjustments to reconcile net income to cash provided by
   operating activities:
  Depreciation and amortization of fixed assets                                   45,565            42,537          39,586
  Amortization of intangible assets                                               18,335            18,730          19,573
  Amortization of restricted stock awards                                         11,694             8,837           7,401
  Provision for deferred income taxes                                            (16,609)             (524)          8,179
  Equity in net income of unconsolidated affiliates                               (4,043)             (944)         (2,817)
  Income applicable to minority interests                                          3,262             7,606           6,728
  Translation losses                                                              13,962            15,513           3,780
  Effect of accounting changes                                                    21,780               512          24,640
  Restructuring charges-non cash                                                  14,001                 -               -
  Other                                                                           (8,272)           (7,647)         (8,085)
Change in assets and liabilities, net of acquisitions
  Receivables                                                                   (114,077)          (66,374)         20,307
  Expenditures billable to clients                                                (2,120)           15,570           3,570
  Prepaid expenses and other assets                                                3,207           (29,232)        (16,738)
  Accounts payable and accrued expenses                                          192,600            59,363         (16,497)
  Accrued income taxes                                                             3,233             8,576          (5,019)
  Deferred compensation and reserve for termination allowances                     9,293             5,343          16,572
  Net cash provided by operating activities                                      285,278           202,633         188,453
CASH FLOWS FROM INVESTING ACTIVITIES:
  Acquisitions                                                                   (54,926)          (76,528)        (19,774)
  Capital expenditures                                                           (55,925)          (78,813)        (36,928)
  Proceeds from sales of assets                                                   34,057             1,513           2,636
  Net proceeds from (purchase of) sales of marketable securities                   5,161             2,807          (1,606)
  Unconsolidated affiliates                                                            -            (9,490)           (500)
  Net cash used in investing activities                                          (71,633)         (160,511)        (56,172)
CASH FLOWS FROM FINANCING ACTIVITIES:
  (Decrease) increase in short-term borrowings                                   (44,007)           35,467         (69,798)
  Proceeds from long-term debt                                                    33,026            42,409         113,345
  Payments of long-term debt                                                     (24,528)          (15,533)        (68,634)
  Treasury stock acquired                                                        (44,520)          (37,153)        (51,883)
  Issuance of Common Stock                                                        12,977            19,413          10,414
  Cash dividends                                                                 (40,360)          (35,901)        (32,483)
  Net cash provided by (used in) financing activities                           (107,412)            8,702         (99,039)
Effect of exchange rates on cash and cash equivalents                             15,208           (14,334)        (17,192)
Increase in cash and cash equivalents                                            121,441            36,490          16,050
Cash and cash equivalents at beginning of year                                   292,268           255,778         239,728
Cash and cash equivalents at end of year                                        $413,709          $292,268        $255,778


The notes on pages 21 to 34 are an integral part of these statements.

                                                                    FINANCIAL STATEMENTS
                                                THE INTERPUBLIC GROUP OF COMPANIES, INC. AND ITS SUBSIDIARIES
                                                       CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                                                      For The Three-Year Period Ended December 31, 1994
                                                                   (Dollars in Thousands)

                                                                                                                    Unamortized
                                                Additional                              Cumulative                  Expense
                                    Common      Paid-In       Retained                  Translation     Treasury    of Restricted
                                    Stock       Capital       Earnings        Other     Adjustments     Stock       Stock Grants

Balances, December 31, 1991         $8,381<F4> $287,393       $433,486<F4>    $   -      $ 4,249        $116,891      $29,822
Net income before effect of
  accounting change                                            111,913
Effect of accounting change                                    (24,640)
Cash dividends                                                 (32,483)
Foreign currency translation
  adjustment                                                                             (94,721)
Awards of Common Stock under
  Company Plans:
  Achievement Stock Award Plan                        291                                                   (124)
  1986 Stock Incentive
  Plan - Restricted Stock               13          5,457                                                               5,355
Employee Stock Purchase Plan            13          4,298
Exercise of stock options               33          5,093
Purchase of Company's own stock                                                                           51,883
Tax benefit relating to
  exercise of stock options                           977
Restricted Stock:  Forfeitures                                                                               724         (496)
                   Amortization                                                                                        (7,401)
Issuance of shares for acquisitions
  and pooling of interests              52          4,868       (6,849)
Par value of shares issued for
  two-for-one stock split               26                         (26)

Balances, December 31, 1992         $8,518       $308,377     $481,401        $   -     $(90,472)       $169,374      $27,280

<F4> Restated to reflect two-for-one stock split effective June 1992.
The notes on pages 21 to 34 are an integral part of these statements.

PAGE

                                                                     FINANCIAL STATEMENTS
                                                THE INTERPUBLIC GROUP OF COMPANIES, INC. AND ITS SUBSIDIARIES
                                                       CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                                                      For The Three-Year Period Ended December 31, 1994
                                                                   (Dollars in Thousands)

                                                                                                                    Unamortized
                                                 Additional                                             Cumulative  Expense
                                    Common       Paid-In      Retained                  Translation     Treasury    of Restricted
                                    Stock        Capital      Earnings        Other     Adjustments     Stock       Stock Grants

Balances, December 31, 1993         $8,630      $335,340      $570,267          $(704)   $(116,432)      $208,821     $24,265
Net income before effect of
  accounting change                                            115,247
Effect of accounting change                                    (21,780)
Cash dividends                                                 (40,360)
Foreign currency translation
  adjustment                                                                                18,845
Awards of Common Stock under
  Company Plans:
  Achievement Stock Award Plan                       209                                                     (119)
  1986 Stock Incentive
  Plan - Restricted Stock               63        23,386                                                   (1,749)     25,087
Employee Stock Purchase Plan            15         3,910
Exercise of stock options               63         8,988
Purchase of Company's own stock                                                                            44,520
Tax benefit relating to
  exercise of stock options                        2,923
Restricted Stock:  Forfeitures                                                                              2,283      (1,716)
                   Amortization                                                                                       (11,694)
Issuance of shares for acquisitions
  and pooling of interests                         8,922        (3,747)                                   (31,058)
Adjustment for miniumum pension
  liability                                                                    (5,718)

Balances, December 31, 1994         $8,771      $383,678      $619,627        $(6,422)    $(97,587)      $222,698     $35,942

                                                                    FINANCIAL STATEMENTS
                                                THE INTERPUBLIC GROUP OF COMPANIES, INC. AND ITS SUBSIDIARIES
                                                       CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                                                      FOR THE THREE-YEAR PERIOD ENDED DECEMBER 31, 1994
                                                                   (Dollars in Thousands)

                                                                                                                    Unamortized
                                                Additional                               Cumulative                 Expense
                                    Common      Paid-In       Retained                   Translation    Treasury    of Restricted
                                    Stock       Capital       Earnings        Other      Adjustments    Stock       Stock Grants

Balances, December 31, 1992         $8,518      $308,377      $481,401        $   -      $ (90,472)     $169,374    $27,280
Net income before effect of
  accounting change                                            125,279
Effect of accounting change                                       (512)
Cash dividends                                                 (35,901)
Foreign currency translation
  adjustment                                                                               (25,960)
Awards of Common Stock under
  Company Plans:
  Achievement Stock Award Plan                       239                                                     (96)
  1986 Stock Incentive
  Plan - Restricted Stock               14         6,548                                                    (945)     7,507
Employee Stock Purchase Plan            17         4,359
Exercise of stock options               81        12,303
Purchase of Company's own stock                                                                           37,153
Tax benefit relating to
  exercise of stock options                        2,653
Restricted Stock:  Forfeitures                                                                             3,739     (1,685)
                   Amortization                                                                                      (8,837)
Issuance of shares for acquisitions                  861                                                    (404)
Adjustment for minimum pension
  liability                                                                    (704)
Balances, December 31, 1993         $8,630      $335,340      $570,267        $(704)     $(116,432)     $208,821    $24,265


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

Depreciation and Amortization: Depreciation is computed principally using the straight-line method over estimated useful lives of the related assets, ranging generally from 3 to 20 years for furniture and equipment and from 10 to 45 years for various component parts of buildings.
PAGE

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

Income Taxes: Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for income tax purposes. The total amount of the undistributed earnings of the foreign subsidiaries for income tax purposes was approximately $214,725,000 at December 31, 1994. No provision has been made for foreign withholding taxes or United States income taxes which may become payable if the undistributed earnings of the foreign subsidiaries for tax purposes were paid as dividends to the Company, since a major portion of these earnings has been reinvested in working capital and other business needs. The additional income taxes on that portion of undistributed earnings which is available for dividends, are not readily determinable.

Earnings per Common and Common Equivalent Share: Earnings per share are based on the weighted average number of common shares outstanding during each year and, if dilutive, common equivalent shares applicable to grants under the stock incentive and stock option plans, and conversion of Convertible Subordinated Debentures.
PAGE

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

PAGE

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

NOTE 3:  ACQUISITIONS
During 1994, the Company acquired several advertising agencies and related companies for an aggregate purchase price of approximately $100.2 million. The 1994 acquisitions included Ammirati & Puris, Alice France, Lowe Adam Turkey, the minority interest in Fremantle International and a pooling of interests with Western International Media. The Company acquired Ammirati & Puris effective September 1994 for $56.0 million, which included cash payments of $21.9 million and the issuance of $1,092,629 shares of the Company's Common Stock. The Company acquired a 50% interest in Alice France for $7.7 million. The Company purchased the remaining 20% ownership interest in Fremantle for $6.3 million and the issuance of 112,000 shares of the Company's Common Stock. The Company subsequently sold Fremantle for $31.5 million and a 39% ownership interest in All American Communications Inc. valued at $31.5 million. The Company issued 1,472,393 shares of Common Stock in exchange for all the issued and outstanding common stock of Western International Media. This acquisition was accounted for as a pooling of interests; however, the Company's financial statements were not restated for prior periods as the Company's consolidated results would not have changed significantly. During 1994, the Company made deferred payments of $18.3 million relating to prior year acquisitions.

During 1993, the Company acquired several advertising agencies and related companies for an aggregate purchase price of approximately $88.6 million. The 1993 acquisitions included Scali, McCabe, Sloves, Inc., the minority interest in McCann-Erickson Hakuhodo, Inc. in Japan and an ownership
PAGE
interest in Atlantis Communications, Inc. The Company acquired Scali, McCabe, Sloves, Inc. effective September 1993 for $49.1 million, which included cash payments of $37.8 million, the issuance of 37,625 shares of the Company's Common Stock, and $10.1 million for deferred payments, of which $5.3 million were made in 1994 with the remaining payments to be made in 1995 and thereafter. The Company acquired the remaining 49% ownership interest in McCann-Erickson Hakuhodo, Inc. in Japan for $23.6 million. The Company acquired a 20% interest in Atlantis Communications, Inc., a Canadian television production company, through cash payments, conversion of debt to equity and a transfer of Canadian programming rights for a total of approximately $12.5 million. These acquisitions were accounted for as purchases. During 1993, the Company made deferred payments of $15.4 million relating to prior year acquisitions.

During 1992, the Company acquired several advertising agencies and related companies for an aggregate purchase price of approximately $10 million. The Company acquired a 51% ownership interest in JBR Advertising in Norway, an additional 34% ownership interest in Baader-Lang-Behnken (bringing the Company's ownership to 75%), and the remaining 16.7% ownership interest in Still, Price, Court, Twivy, D'Souza; Lintas Group Ltd. in the United Kingdom. These acquisitions were accounted for as purchases. During the second quarter of 1992 the Company made a $9.8 million deferred payment and issued 161,164 shares of its Common Stock for the 1991 acquisition of Kuiper & Schouten by The Lowe Group. In October 1992, the Company acquired Brindfors Intressenter AB ("Lowe Brindfors") in exchange for 442,431 shares of its Common Stock and $1.3 million in cash, which was accounted for as a pooling of interests.
PAGE

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

The components of income before taxes are as follows:
(Dollars in Thousands)               1994            1993           1992
Domestic                           $ 70,135        $ 78,488       $ 60,453
Foreign                             130,664         153,272        146,705
Total                              $200,799        $231,760       $207,158
The provision for income taxes consisted of:
(Dollars in Thousands)               1994            1993           1992
Federal income taxes (including foreign
   withholding taxes):
  Current                          $ 29,657        $ 28,071       $ 10,982
  Deferred                           (2,841)          1,206         12,737
                                     26,816          29,277         23,719
State and local income taxes:
  Current                            12,293          14,682         10,483
  Deferred                           (2,431)           (393)         1,698
                                      9,862          14,289         12,181
Foreign income taxes:
  Current                            60,992          57,590         61,692
  Deferred                          (11,337)         (1,337)        (6,257)
                                     49,655          56,253         55,435
Total                              $ 86,333        $ 99,819       $ 91,335
PAGE

At December 31, 1994 and 1993 the deferred tax assets and (liabilities) consisted of the following items:
                                                     1994           1993
Postretirement/postemployment benefits             $ 39,236       $ 20,822
Deferred compensation                                15,006          9,519
Pension costs                                         8,294          3,561
Depreciation                                         (1,775)        (3,970)
Rent                                                  1,402              -
Interest                                              2,779          1,634
Accrued Reserves                                      5,678          1,914
Tax loss/tax credit carryforwards                    25,022         24,279
Other                                                 9,195          2,050
Total deferred tax assets                           104,837         59,809
Deferred tax valuation allowance                     20,049         21,239
Net deferred tax assets                            $ 84,788       $ 38,570

The valuation allowance of $20,049,000 and $21,239,000 at December 31, 1994 and 1993, respectively, represents a provision for uncertainty as to the realization of certain deferred tax assets, including U.S. tax credit carryforwards and net operating loss carryforwards in certain jurisdictions. At December 31, 1994 there were $12,189,000 of tax credit carryforwards with expiration periods through 1999 and net operating loss carryforwards with a tax effect of $12,833,000 with various expiration periods. The Company has concluded that it is more likely than not that the net deferred tax asset balance will be realized based upon future results.

In 1992, the provision for income taxes included deferred taxes of $8,179,000 resulting from the effect of timing differences. This provision resulted principally from $14,284,000 due to current tax deductions in excess of book expenses related to stock incentive awards, and $539,000 due to pension deductions in excess of book expenses. This provision was partly offset by deferred tax credits of $2,902,000 from deferred compensation and incentive accruals, and $2,592,000 of interest PAGE expense recognized for accounting purposes but not currently deductible. A reconciliation of the effective income tax rate as shown in the consolidated statement of income to the federal statutory rate is as follows:

                                                  1994      1993      1992
Statutory federal income tax rate                 35.0%     35.0%     34.0%

State and local income taxes,
  net of federal income tax benefit                2.5       4.0       3.9

Impact of foreign operations, including
  withholding taxes                                5.4       3.3       3.4

Amortization of intangible assets not
  deductible for tax purposes                      3.1       2.7       3.1

Other                                             (3.0)     (1.9)     (0.3)

Effective tax rate                                43.0%     43.1%     44.1%






PAGE

NOTE 5:  LONG-TERM PERFORMANCE INCENTIVE PLAN

Under the Long-Term Performance Incentive Plan (the "Plan"), grants consisting of performance units are awarded to certain key employees of the Company and its subsidiaries. The ultimate value of these performance units is contingent upon the annual growth of profit (as defined in the Plan) of the Company or its operating components or both, over a four-year performance period, and is generally payable in cash. The projected value of these units is accrued by the Company and charged to expense over the four-year performance period.

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

For all such performance units, costs charged to income were $8.5 million in 1994, $10.0 million in 1993 and $17.0 million in 1992. As of December 31, 1994, the Company's liability was $26.7 million, which represents the estimated amounts payable for the 1991-1994 and 1993-1996 performance periods. The Company's liability for the 1991-1994 performance period was $12.5 million which will be paid in the first quarter of 1995. The Company's liability for the 1989-1992 performance period was $18.8 million of which $10.1 million was paid in December 1992 with the remaining balance paid in the first quarter of 1993.
PAGE

NOTE 6:  EMPLOYEE STOCK PLANS


The 1986 Stock Incentive Plan, United Kingdom Stock Option Plan and 1988 Stock Option Plan


The 1986 Stock Incentive Plan ("the Plan") incorporates both stock option and restricted stock award features. Under the Plan, 20,000,000 shares of Common Stock of the Company are reserved for issuance pursuant to the exercise of nonqualified stock options granted during the period ending May 20, 1996. Key employees of the Company and its subsidiaries are eligible to participate in the Plan. At December 31, 1994, there were unexercised options under this plan for 5,751,101 shares of the Company's Common Stock.

Stock options under the plan have been awarded by the Compensation Committee ("the Committee") at prices not less than 85 percent of the fair market value of the Company's Common Stock on the date each option is granted. The options become exercisable on the basis of a schedule determined by the Committee. Those awarded prior to December 20, 1988 are exercisable in increments of 25 percent per year commencing on the first anniversary of the grant of the option. Awards issued on and after December 20, 1988 generally become exercisable in three annual installments of 40 percent in the first year and 30 percent in the succeeding two years, commencing on the third anniversary of the grant of the option. All options expire ten years from the grant date.

Shares of restricted stock awarded under the 1986 Stock Incentive Plan are subject to certain restrictions and vesting requirements. No monetary consideration is paid by a recipient for a restricted stock award. During 1994 and 1993 the Company awarded 810,517 shares and 242,132 shares, respectively. The Company recognized expense of approximately $11.6
PAGE
million, $8.8 million and $7.4 million for amortization related to all restricted awards in 1994, 1993 and 1992, respectively. At December 31, 1994 there were outstanding a total of 2,745,445 shares of restricted stock awarded under this Plan. The cost of these shares is being amortized over the restriction periods. The Plan also authorizes the Compensation Committee to direct that discretionary tax assistance payments may be made to recipients when the restrictions lapse. Such payments are expensed as awarded.

The 1986 United Kingdom Stock Option Plan ("UK Plan") is similar to the stock option portion of the 1986 Stock Incentive Plan, except that the exercise price of options granted under the UK Plan may not be less than the fair market value at the date of grant. Stock options awarded under the UK Plan come within the 20,000,000 share limit provided for in the 1986 Stock Incentive Plan. At December 31, 1994 there were unexercised options for 267,895 shares of the Company's Common Stock under the UK Plan.

Under the 1988 Stock Option Plan the Company can grant, through 1998, options to purchase 600,000 shares of the Company's Common Stock to key employees who are employed outside the United States. Exercise requirements are similar to those under the 1986 Plan; however, grants may be made at prices which are less than 85 percent of the fair market value of the Company's Common Stock on the date the option is granted. At December 31, 1994, there were unexercised options under this plan for 65,500 shares of the Company's Common Stock.

Following is a summary of stock option transactions during the three-year period ended December 31, 1994:
________________________________________________________________________
                                      Number of Shares  Option Price Range
                                        Under Option        Per Share
________________________________________________________________________
Balances, December 31, 1991                6,510,338
New Awards:
   1986 Stock Incentive Plan               1,375,564     $23.269   -   $34.000

   1986 United Kingdom Stock Option
       Plan                                  257,934      29.563   -    34.000

Exercised                                   (423,836)      6.951   -    21.250

Cancelled                                   (583,278)      8.837   -    23.269

Balance, December 31, 1992                 7,136,722

New Awards:

   1986 Stock Incentive Plan                 667,820      21.463   -    34.063

   1986 United Kingdom Stock Option
       Plan                                   33,720      28.688   -    31.938

Exercised                                   (810,009)      6.951   -    24.172

Cancelled                                   (301,033)      9.083   -    34.000

Balance, December 31, 1993                 6,727,220

New Awards:

   1986 Stock Incentive Plan                 342,658      24.756   -    34.250

   1986 United Kingdom Stock Option
       Plan                                   44,666      31.125   -    32.750

Exercised                                   (627,374)      6.951   -    28.688

Cancelled                                   (397,028)      6.951   -    34.000

Balance, December 31, 1994                 6,090,142     $ 6.951   -   $34.250

Exercisable, December 31, 1994             1,563,498     $ 6.951   -   $34.250

Under the Company's Achievement Stock Award Plan, awards may be made up to an aggregate of 1,248,000 shares of Common Stock together with cash awards to cover any applicable withholding taxes. As of December 31, 1994, 1,163,432 shares had been awarded, with 10,580 shares awarded during 1994.

The Employee Stock Purchase Plan was adopted by the stockholders in 1985, and allows employees an opportunity to purchase Common Stock of the Company through ten consecutive annual offerings, which commenced on July 1, 1985. Under the Plan, employees may purchase Common Stock of the Company through payroll deductions not exceeding 10 percent of their compensation. The price an employee pays for a share of stock is 85 percent of the average market price on the last business day of the month. At December 31, 1994, 882,528 shares had been issued, including 144,662 shares issued during 1994. An additional 3,998,008 shares were reserved for issuance at that date.

NOTE 7:  RETIREMENT PLANS
Domestic Retirement Plan
The Company and certain of its domestic subsidiaries have a defined benefit plan ("Domestic Plan") which covers substantially all employees. The Company's policy is to fund pension costs as permitted by applicable tax regulations. Pension costs are determined by the projected unit credit method based upon career average pay. Funding requirements for the Domestic Plan are determined using the accrued benefit unit credit method. The pension plan was amended as of January 1, 1992 to provide that pension benefits accrued after that date would be calculated under a new "cash balance" formula. Under the cash balance formula, the participant's account balance is credited each year with an amount equal to a percentage of that year's annual compensation, plus interest credits. Participants in the pension plan on December 31, 1991 who continued to work for the Company after that date had their normal retirement benefit under the plan as of that date converted on an actuarial basis into an opening account balance as of January 1, 1992.

In accordance with FAS 87, "Employers' Accounting for Pensions", the Company recorded an additional minimum pension liability for the Domestic Plan of $17.2 million and $11.9 million at December 31, 1994 and 1993, respectively, representing the excess of unfunded accumulated benefit obligation over previously recorded pension cost liabilities. A corresponding amount was recognized as an intangible asset to the extent of unrecognized prior service cost and net transition obligation, with the balance recorded as a separate reduction of stockholders' equity. In 1994 and 1993, respectively, the Company recorded an intangible asset of $10.8 million and $11.2 million and a charge to stockholders' equity of $6.4 million and $.7 million.

Net pension cost for the Domestic Plan for 1994, 1993 and 1992 included the following components:
(Dollars in Thousands)                      1994         1993         1992
Service cost-benefits earned
  during the year                         $ 3,688      $ 3,735      $ 3,654
Interest cost on projected benefit
  obligation                                9,768        9,943        9,454
Actual return on plan assets                2,457      (10,831)      (4,479)
Net amortization and deferral             (13,025)       1,050       (5,222)
Total pension cost                        $ 2,888      $ 3,897      $ 3,407

The following table sets forth the funded status and amounts recognized for the Domestic Plan in the Company's consolidated balance sheet at
December 31, 1994 and 1993:
(Dollars in Thousands)                                   1994        1993
Actuarial present value of accumulated
 benefit obligation (including vested
 benefits of $112,251 in 1994 and
 $120,185 in 1993)                                     $115,675     $124,138
Actuarial present value of projected benefit
 obligation                                             121,111      136,561
Plan assets at fair value                                99,819      110,913
Projected benefit obligation in excess of
 plan assets                                            (21,292)     (25,648)
Unrecognized net loss                                    11,858       13,127
Unrecognized prior service cost                          (2,411)      (3,871)
Unrecognized net obligation                              13,211       15,099
Additional minimum liability                            (17,222)     (11,932)
Accrued pension liability
                                                       $(15,856)    $(13,225)
PAGE

At December 31, 1994, pension assets were primarily invested in fixed income and equity securities. Prior service costs are being amortized over the estimated average remaining service period of active employees. The initial net obligation is being amortized over 15 years.

A discount rate of 8.5% in 1994 and 7.5% in 1993 and 8.5% in 1992 and a salary increase assumption of 6% in 1994 and 1993 and 7% in 1992 were used in determining the actuarial present value of the projected benefit obligation. The expected return on assets was 10% for 1994, 1993 and 1992.

Foreign Retirement Plans
The Company has several foreign pension plans in which benefits are based primarily on years of service and employee compensation. It is the Company's policy to fund these plans in accordance with local laws and income tax regulations.

Net pension costs for foreign pension plans for 1994, 1993 and 1992 included the following components:

(Dollars in Thousands)                         1994        1993        1992
Service cost-benefits earned during
   the year                                  $ 6,215     $ 5,117     $ 4,860
Interest cost on projected benefit
   obligation                                  9,726      10,204      10,026
Actual return on plan assets                   5,109     (21,029)    (15,307)
Net amortization and deferral                (12,608)     13,943       7,699
Total pension cost                           $ 8,442     $ 8,235     $ 7,278

PAGE

The following table sets forth the funded status and amounts recognized for the foreign pension plans in the Company's consolidated balance sheet at December 31, 1994 and 1993:

                                                      1994                                   1993
                                             Assets           Accumulated          Assets           Accumulated
                                             Exceed            Benefits            Exceed             Benefits
                                           Accumulated          Exceed           Accumulated          Exceed
                                             Benefits           Assets             Benefits           Assets

Actuarial present value of
 accumulated benefit obligation
 (including vested benefits of:

 1994 - $51,978 and $69,315
 1993 - $61,117 and $53,062)               $52,093             $76,929             $61,477          $ 59,388
Actuarial present value of
 projected benefit obligation               58,949              87,499              69,152            72,574
Plan assets at fair value                   87,998              10,047              92,868             5,813
Projected benefit obligation
 (in excess of) less than
 plan assets                                29,049             (77,452)             23,716           (66,761)
Unrecognized net (gain)/loss               (22,383)             (2,495)            (19,140)           (2,322)
Unrecognized prior service
 costs                                       4,944                   -               5,349                 -
Unrecognized net (asset)/
 obligation                                 (2,239)              8,746              (2,153)            8,347
Prepaid (accrued) pension cost at
 December 31, 1994 and 1993                $ 9,371            $(71,201)            $ 7,772          $(60,736)

Foreign plans utilized discount rates ranging from 4.0% to 12.0% and 5.5% to 12.5% in 1994 and 1993, respectively, and salary increase assumptions ranging from 2.0% to 10.0% and 4.0% to 12.0% in 1994 and 1993, respectively, to determine the actuarial present value of the projected benefit obligation. The expected rates of return on assets of foreign plans ranged from 5.5% to 12.0% in 1994 and 6.5% to 12.5% in 1993.

The Company also has Special Deferred Benefit Arrangements with certain key employees. Vesting is based upon age and the terms of the employee's contract. Life insurance contracts have been purchased in amounts which may be used to fund these arrangements.

PAGE

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

The components of periodic expense for these postretirement benefits for
1994 and 1993 were as follows:
(Dollars in Thousands)                                     1994          1993
Service cost (benefits earned during the year)           $  653        $  675
Interest cost on accumulated postretirement
  benefit obligation                                      2,714         2,869
Net amortization and deferral                              (463)         (791)
Total postretirement cost                                $2,904        $2,753
PAGE

The following table sets forth the funded status and amounts recognized for the Company's postretirement benefit plans in its consolidated balance sheet at December 31, 1994 and 1993:
                                                      1994            1993
Accumulated postretirement benefit
  obligation:
 Retirees                                           $ 24,392       $ 24,739
 Fully eligible active plan participants               4,764          5,177
 Other active plan participants                        6,914          7,515
 Total accumulated postretirement
  benefit obligation                                  36,070         37,431
Plan assets at fair value                                  -              -
Accumulated postretirement benefit
  obligation in excess of plan assets                (36,070)       (37,431)
Unrecognized net gain                                 (9,681)        (7,049)
Accrued postretirement benefit liability
                                                    $(45,751)      $(44,480)

A discount rate of 8.5% and 7.5% in 1994 and 1993, respectively, and a salary increase assumption of 6% in 1994 and 1993, were used in determining the accumulated postretirement benefit obligation. An 11.0% and a 10.5% increase in the cost of covered health care benefits were assumed for the years 1994 and 1993, respectively. The rate is assumed to decrease incrementally to 6% in the year 2002 and remain at that level thereafter. The health care cost trend rate assumption does not have a significant effect on the amounts reported. For example, a 1% increase in the health care cost trend rate would increase the accumulated postretirement benefit obligation at December 31, 1994 by approximately $1.5 million, and the net periodic cost for 1994 by $.1 million.

Postemployment Benefits
Effective January 1, 1994, the Company adopted FAS 112, "Employer's Accounting for Postemployment Benefits", and recognized a one-time after-tax charge of $21.8 million. This statement requires the Company to accrue the costs of certain benefits, including severance, worker's compensation and health care coverage over an employee's service life.

The Company's liability for postemployment benefits totalled $34.6 million, and is included in deferred compensation and reserve for termination allowances. The net periodic expense recognized in 1994 was $5.9 million.
PAGE

NOTE 9:  SHORT-TERM BORROWINGS AND FINANCIAL INSTRUMENTS

The Company and its domestic subsidiaries have lines of credit with various banks. These credit lines permit borrowings at fluctuating interest rates determined by the banks. Short-term borrowings by subsidiaries outside the United States principally consist of drawings against bank overdraft facilities and lines of credit. These borrowings bear interest at the prevailing local rates. Where required, the Company has guaranteed the repayment of the borrowings. Unused lines of credit by the Company and its subsidiaries at December 31, 1994 and 1993 aggregated $349 million and $257 million, respectively.

The Company occasionally uses forwards and options to hedge a portion of its net investment in foreign subsidiaries and certain intercompany transactions in order to mitigate any impact of changes in foreign exchange rates on working capital. The amount of such hedges at the end of the year was not significant.
PAGE

NOTE 10:  LONG-TERM DEBT
Long-term debt at December 31 consisted of the following:
(Dollars in Thousands)                                     1994         1993*
Convertible Subordinated Debentures - 3.75%              $110,527     $107,997
Term loans-5.5% to 14.0%.(5.5% to 9.0% in 1993            106,667       90,000
Mortgage notes payable and other long term loans-
  7.6% to 9.7% (5.7% to 9.0% in 1993)                      39,507       44,706
                                                          256,701      242,703
Less: current portion                                      14,899       16,618
                                                         $241,802     $226,085
*Reclassified for comparative purposes
The increase in long-term debt during 1994 primarily resulted from an increase in the private placement with the Prudential Insurance Company (Prudential) of $25.0 million at 7.9% which was used to finance acquisitions. In addition, the Company assumed a $5 million 14.0% note payable in connection with the acquisition of Ammirati & Puris.

The Convertible Subordinated Debentures were issued in April 1992 and mature on April 1, 2002 for a face value of $135 million. The term of the bond offering included an issuance price equal to 77% of the face value with a coupon of 3.75%. The debentures are convertible into Common Stock of the Company at a rate of 22.238 shares per each U.S. $1,000 principal amount. Most of the proceeds were used to pay down existing debt.

The term loans at December 31, 1994 consisted of $75 million of private placements with Prudential, $17 million term loan with Trust Company Bank, $10 million term loan with National Bank of Detroit and $5 million private placement loan with Massachusetts Mutual. The private placements with Prudential have payments due in 1996, 1997, 1998 and 2004. The other term loans have payments each year until maturity in 1998.

Mortgage notes payable and other long-term debt at December 31, 1994 primarily related to a $36.1 million mortgage which was used to finance PAGE the purchase of a building and land by one of the Company's subsidiaries during 1993. The terms of the mortgage call for payments of approximately $.5 million from 1995-2000 with a balloon payment of $32.9 million thereafter. The remaining other long-term loans at December 31, 1993 with Morgan Guaranty U.K. and New York Life Mortgage were paid off during 1994.


Under various loan agreements, the Company must maintain specified levels of net worth and meet certain cash flow requirements, and is limited in the level of indebtedness. The Company has complied with the limitations under the terms of these loan agreements.

Long-term debt maturing over the next five years is as follows: 1995:$14.9 million; 1996:$33.3 million; 1997:$19.3 million; 1998:$19.0 million and
1999:$.7 million. Of the remaining debt of $169.1 million, $136.2 million matures during the years 2000-2004 while $32.9 million matures in subsequent years.

All material financial instruments are carried in the consolidated balance sheet at amounts which approximate fair values. The fair value was estimated by obtaining quotes from brokers.

PAGE

NOTE 11:  DISCLOSURES UNDER FAS 95

This accounting standard requires disclosures of specific cash payments and non-cash investing and financing activities. The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Cash paid for income taxes was $67.1 million, $78.5 million, $74.9 million, in 1994, 1993 and 1992, respectively. Interest payments were $23.0 million in 1994, $24.1 million in 1993 and $30.4 million in 1992.

As more fully described in Note 3, in 1994 the Company issued 1,092,629 of its shares in conjunction with the acquisition of Ammirati & Puris and a total of 1,472,393 shares of its Common Stock in connection with the pooling of interest with Western International Media. During 1993, the Company issued 37,625 shares in conjunction with the acquisition of Scali, McCabe, Sloves, Inc. In 1992, the Company issued 603,595 shares for the acquisition of several advertising agencies.

Details of businesses acquired in transactions accounted for as purchases were as follows:

(Dollars in Thousands)                   1994          1993       1992

Fair value of assets acquired         $163,423       $172,166    $28,483
Liabilities assumed                     64,998         91,736      5,326
Net assets acquired                     98,425         80,430     23,157
Less: non-cash consideration            38,525          1,135      4,644
Less: cash acquired                      4,974          2,767          -
Net cash paid for acquisitions        $ 54,926       $ 76,528    $18,513
PAGE

The 1994 amounts shown above exclude deferred payments of $9.5 million in connection with acquisition of various advertising agencies, which are payable in 1995 and thereafter, but include $18.3 million of deferred payments made during 1994 relating to various prior year acquisitions.
The 1993 amounts shown above exclude deferred payments of $10.1 million in connection with the Scali acquisition, which were paid or are payable in 1994 and 1995, but include $15.4 million of deferred payments made during 1993 relating to various prior year acquisitions. The 1992 amounts shown above include a deferred payment of $9.8 million in connection with the 1991 acquisition of Kuiper and Schouten by the Lowe Group, but exclude a payment of $1.3 million in connection with the 1992 acquisition of Lowe Brindfors.


PAGE

NOTE 12:  RESULTS BY QUARTER (UNAUDITED)
_____________________________________________________________________________________________________________
(Dollars in Thousands                1st Quarter               2nd Quarter              3rd Quarter              4th Quarter
Except Per Share Data)             1994         1993         1994         1993        1994       1993           1994       1993

Gross income                     $420,962     $389,785     $497,505     $483,758    $440,508    $411,027     $625,280     $509,286
Operating expenses                389,688      360,731      396,331      377,990     400,591     376,697      515,207      420,233
Restructuring charges                   -            -            -            -           -           -       48,715            -
Provision for income
  taxes                            10,367       10,018       39,268       44,892      14,279      13,058       22,419       31,851
Net income before effect of
  accounting changes               12,990       11,025       54,099       48,987      17,404      14,690       30,754       50,577

Effect of accounting changes:
  Postemployment benefits         (21,780)           -            -            -           -           -            -            -

  Income taxes                          -         (512)           -            -           -           -            -            -

Net income/(loss)                  (8,790)      10,513       54,099       48,987      17,404      14,690       30,754       50,577

Earnings per Common and
  Common Equivalent Share:
Before effect of accounting
  changes                             .17          .15          .72          .65         .23         .20          .40          .67

Effect of accounting changes:
  Postemployment benefits            (.29)           -            -            -           -           -            -            -

  Income taxes                          -         (.01)           -            -           -           -            -            -

Net income/(loss)                    (.12)         .14          .72          .65         .23         .20          .40          .67

Cash dividends per share              .125         .115         .140         .125        .140        .125         .140         .125

Price range per share:
   High                             34           35 1/2      33            31 1/4      34 3/4      31 3/4       35 3/8       32 7/8
   Low                             $29 5/8      $28          $27 7/8      $25 1/8     $30 1/2     $23 7/8      $29 1/2      $29 3/4

PAGE

NOTE 13:  GEOGRAPHIC AREAS

Total assets, income from commissions and fees, and income before provision for income taxes are presented below by major geographic area.

(Dollars in Thousands)          1994             1993              1992
Total Assets:
United States                 $1,559,768       $  970,242       $  798,764
International
  Europe                       1,372,466        1,133,057        1,171,061
  Far East                       560,965          457,444          379,325
  Latin America                  183,701          171,826          145,228
  Other                          116,518          137,248          128,967
    Total International        2,233,650        1,899,575        1,824,581
    Total Consolidated        $3,793,418       $2,869,817       $2,623,345
Income From Commissions and Fees:
United States                 $  713,497       $  582,183       $  560,431
International
  Europe                         719,881          710,386          842,150
  Far East                       268,124          242,255          210,302
  Latin America                  153,469          136,509          117,383
  Other                           61,405           68,445           74,155
    Total International        1,202,879        1,157,595        1,243,990
    Total Consolidated        $1,916,376       $1,739,778       $1,804,421
PAGE

(Dollars in Thousands)           1994            1993              1992
Income Before Provision for Income Taxes:
Operating income:
United States                 $   88,208       $   94,475       $   75,337
International
  Europe                          56,281           80,139          102,307
  Far East                        43,376           44,193           31,010
  Latin America                   40,975           34,021           30,094
  Other                            4,884            5,376            1,632
    Total International          145,516          163,729          165,043
Items not allocated to operations,
  principally interest expense:
  United States                  (18,073)         (15,987)         (14,884)
  International                  (14,852)         (10,457)         (18,338)
    Total Consolidated        $  200,799       $  231,760       $  207,158

The largest client of the Company contributed approximately 10% in 1994 and 1993 and 9% in 1992 to income from commissions and fees. The
Company's second largest client contributed approximately 8% in 1994, 10% in 1993 and 8% in 1992 to income from commissions and fees.

Dividends received from foreign subsidiaries were $43.6 million in 1994, $40.1 million in 1993 and $38.4 million in 1992. Net assets of foreign subsidiaries were approximately $558 million, $512 million and $446 million at December 31, 1994, 1993 and 1992, respectively. Undistributed earnings of foreign subsidiaries at December 31, 1994 were approximately $189 million.
PAGE

Consolidated net income includes losses from exchange and translation of foreign currencies of $10.6 million, $13.9 million and $4.6 million in 1994, 1993 and 1992, respectively.




PAGE

NOTE 14:  RESTRUCTURING CHARGES

In the fourth quarter of 1994, the Company recorded restructuring charges of $48.7 million in connection with the elimination of duplicate facilities and excess personnel resulting primarily from the merger of Lintas New York and Ammirati & Puris agencies and certain international offices. This amount includes $38.3 million of severance charges for involuntary terminations of approximately 600 employees, $6.7 million related to the abandonment of operations and $3.7 million for the consolidation of facilities. At December 31, 1994, the Company's liability related to these restructuring charges totalled $27.6 million for severance and $2.0 million for the consolidation of facilities, and is included in accrued expenses.


PAGE

NOTE 15:  COMMITMENTS AND CONTINGENT LIABILITIES

At December 31, 1994, subsidiaries which operate outside the United States were contingently liable for discounted notes receivable of approximately $17.1 million.

The Company and its subsidiaries lease certain facilities and equipment. Gross rental expense amounted to approximately $141 million for 1994, $135 million for 1993 and $134 million for 1992, which was reduced by sublease income of $10.8 million, $15.4 million and $12.5 million in 1994, 1993 and 1992, respectively. Minimum rental commitments for the rental of office premises and equipment under noncancellable leases, some of which provide for rental adjustments due to increased property taxes and operating costs for 1994 and thereafter, are as follows:

(Dollars in Thousands)

                                      Gross            Sublease
Period                                Amount           Income
1995                                  $117,242         $6,366

1996                                    93,990          5,648

1997                                    83,560          5,348

1998                                    73,568          4,638

1999                                    66,960          4,307

2000 and thereafter                    288,744         23,372


The Company and certain of its subsidiaries are party to various tax examinations, some of which have resulted in assessments. The Company intends to vigorously defend any and all assessments and believes that additional taxes (if any) that may ultimately result from settlement of such assessments and open examinations would not have a material adverse effect on the consolidated financial statements.
PAGE

                           REPORT OF INDEPENDENT ACCOUNTANTS
_______________________________________________________________________
                                              1177 Avenue of the Americas
                                              New York, New York  10036




To the Board of Directors and Stockholders of
The Interpublic Group of Companies, Inc.               February 13, 1995





In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of The Interpublic Group of Companies, Inc. and its subsidiaries (the "Company") at December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in Notes 8 and 4 to the consolidated financial statements, effective January 1, 1994, the Company changed its method of accounting for postemployment benefits as required by Statement of Financial Accounting Standards Number 112, effective January 1, 1993 the Company changed its method of accounting for income taxes as required by Statement of Financial Accounting Standards Number 109 and effective January 1, 1992 the Company changed its method of accounting for postretirement benefits as required by Statement of Financial Accounting Standards Number 106.









Price Waterhouse LLP

                                                           SELECTED FINANCIAL DATA FOR FIVE YEARS
__________________________________________________________________________________________________
(Dollars in Thousands
Except Per Share Data)                       1994            1993              1992              1991           1990

Operating Data
Gross income                              $ 1,984,255     $ 1,793,856       $ 1,855,971      $ 1,677,498     $ 1,368,169
Operating expenses                          1,701,817       1,535,651         1,615,592        1,458,716       1,199,759
Restructuring charges                          48,715               -                 -                -               -
Interest expense                               32,924          26,445            33,221           33,499          18,872
Provision for income taxes:
  United States - federal                      26,816          29,277            23,719           24,740          17,698
                - state and local               9,862          14,289            12,181           11,451           6,590
  Foreign                                      49,655          56,253            55,435           51,493          48,176
     Total taxes                               86,333          99,819            91,335           87,684          72,464
Income before effect of accounting
  changes                                     115,247         125,279           111,913           94,557          80,064
Effect of accounting changes:
  Postemployment benefits                     (21,780)              -                 -                -               -
  Income taxes                                      -            (512)                -                -               -
  Postretirement benefits                           -               -           (24,640)               -               -
Net Income                                $    93,467         124,767            87,273           94,557          80,064
Cash dividends                            $    40,360          35,901            32,483           29,265          24,403
Per Share Data
Income before effect of accounting
  changes                                 $      1.53            1.67              1.50             1.30            1.19
Effect of accounting changes:
  Postemployment benefits                        (.29)              -                 -                -               -
  Income taxes                                      -            (.01)                -                -               -
  Postretirement benefits                 $         -               -              (.33)               -               -
Net Income                                $      1.24            1.66              1.17             1.30            1.19
Cash dividends                            $      .545             .49               .45              .41             .37
Financial Position
Working capital                           $    80,134         167,175           224,534          178,004         145,468
Total assets                              $ 3,793,418       2,869,817         2,623,345        2,784,300       2,584,111
Long-term debt                            $   241,803         226,085           200,237          170,458         144,468
Stockholders' equity per share            $      8.36     $      7.54       $      6.81      $      7.78     $      6.94
Other Data
Weighted average number
  of shares                                75,570,445      75,215,521        74,974,618       72,860,086      67,348,676
Number of employees                            18,100          17,600            16,800           16,800          16,800

______________________________________________________________________________________________
Note: Restated to reflect the two-for-one stock split during 1992.
______________________________________________________________________________________________


                                 REPORT OF MANAGEMENT


The financial statements, including the financial analyses and all other information in this Annual Report, were prepared by management, who is responsible for their integrity and objectivity. Management believes the financial statements, which require the use of certain estimates and judgements, reflect the Company's financial position and operating results in conformity with generally accepted accounting principles. All financial information in this Annual Report is consistent with the financial statements.

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

The Audit Committee of the Board of Directors is comprised of three directors who are not employees of the Company. The Committee reviews audit plans, internal controls, financial reports and related matters, and meets regularly with management, internal auditors and independent accountants. The independent accountants and the internal auditors have free access to the Audit Committee, without management being present, to discuss the results of their audits or any other matters.
PAGE

The independent accountants, Price Waterhouse, are recommended by the Audit Committee of the Board of Directors and selected by the Board of Directors, and their appointment is ratified by the shareholders. The independent accountants have examined the financial statements of the Company and their opinion is presented on page 35.