Form 10-K, Exhibit 13
period 1995-12-31
INTERPUBLIC GROUP OF COMPANIES INC
filed 1996-03-29
CIK 51644

EXHIBIT 13

             THE INTERPUBLIC GROUP OF COMPANIES, INC.



The Interpublic Group of Companies is one of the largest organizations of advertising agencies in the world. It includes the parent company, The Interpublic Group of Companies, Inc., McCann-Erickson Worldwide, Ammirati Puris Lintas, The Lowe Group, Western International Media and other affiliated companies. The Interpublic Group employs more than 19,000 people and maintains offices in over 100 countries.


TABLE OF CONTENTS
Financial Highlights
Chairman's Report to Stockholders
Financial Statements
Board of Directors and Executive Officers
Stockholders' Information

                          FINANCIAL HIGHLIGHTS
(Dollars in Thousands Except Per Share Data)
_________________________________________________________________________
                                                 Percent
                   1995         1994          Increase
                                                (Decrease)
Operating Data
Gross income                  $ 2,179,739    $ 1,984,255        9.9%
Income before effect of
  accounting change               129,812        115,247       12.6
Effect of accounting change:
  Postemployment benefits               -        (21,780)         -
Net Income                        129,812         93,467       38.9
Per Share Data
Income before effect of
  accounting change                  1.66           1.53        8.5
Effect of accounting change:
  Postemployment benefits               -           (.29)         -
Net Income                           1.66           1.24<F1>   33.9
Cash dividends                $      .605    $      .545       11.0
Weighted average number
  of shares                    78,180,072     75,570,445        3.5
Financial Position
Working capital               $   147,701    $    80,134       84.3
Total assets                    4,259,766      3,793,418       12.3
Stockholders' equity per share:
  Before effect of
    accounting change                9.42           8.64        9.0
  After effect of
    accounting change         $      9.42    $      8.36<F1>   12.7
Return on average stockholders' equity:
  Before effect of
    accounting change                18.4%          18.6%      (1.1)
  After effect of
    accounting change                18.4%          15.5%<F1>  18.7%


Gross Income
1995      $2,179,739
1994      $1,984,255          1992     $1,855,971
1993      $1,793,856          1991     $1,677,498
________________________________________________________________________
Earnings Per Share
1995      $ 1.66
1994      $ 1.53/1.24<F1>     1992     $ 1.50/1.17<F3>
1993      $ 1.67/1.66<F2>     1991     $ 1.30
________________________________________________________________________
Cash Dividends Per Share
1995      $  .605
1994      $  .545             1992     $  .45
1993      $  .49              1991     $  .41
________________________________________________________________________
Return On Average Stockholders' Equity
1995      18.4%
1994      18.6/15.5%<F1>      1992     19.1/15.4%<F3>
1993      23.3/23.2%<F2>      1991     18.5%

<F1> Includes an after-tax charge of $21,780,000 or $.29 per share for the cumulative effect of accounting change, FAS 112, "Employers' Accounting for Postemployment Benefits".


<F2> Includes a charge of $512,000 or $.01 per share for the cumulative effect of accounting change, FAS 109, "Accounting for Income Taxes."



<F3> Includes an after-tax charge of $24,640,000 or $.33 per share for cumulative effect of accounting change, FAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions".

     Note: All data are restated to reflect the two-for-one stock split effected in June 1992 in the form of a 100% stock dividend.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Liquidity and Capital Resources
Working capital increased by $67.6 million in 1995, and decreased by $87.0 million and $57.4 million in 1994 and 1993, respectively. The increase in working capital in 1995 primarily resulted from the growth in the Company's business, and the long-term refinancing of short-term debt. The decline in working capital in 1994 and 1993 was primarily due to acquisitions. The ratio of current assets to current liabilities was approximately 1.1 to 1 in 1995, and approximately 1.0 to 1 in 1994 and 1993.

The Company's principal source of working capital during the three years has
been from operations.   The Company's solid financial position provides
flexibility in obtaining short and long-term financing on competitive terms. The Company is not aware of any significant event or trend which would potentially affect its liquidity. In the event such a trend develops, The Company believes that there are sufficient funds available under the lines of credit and from internal cash-generating capabilities to adequately manage its liquidity requirements for the foreseeable future.

The principal use of the Company's working capital is to provide for the operating needs of its advertising agencies, which includes payments for space or time purchased from various media on behalf of clients. The Company's practice is to bill and collect from its clients in sufficient time to pay the amounts due media on a timely basis. Other uses of working capital include the repurchase of the Company's stock, payment of cash dividends, capital expenditures, and acquisitions.
                                  -2- PAGE

During 1995, the Company acquired 1,910,555 shares ($69.7 million) of its own common stock for purposes of fulfilling its obligations under various compensation plans. During 1994 and 1993, 1,264,761 shares ($44.5 million) and 1,219,151 shares ($37.2 million), respectively, were acquired for similiar purposes. Quarterly dividends paid to shareholders increased to $46.1 million (15.5 cents per share) in 1995 from $40.4 million (14.0 cents per share) in 1994 and $35.9 million (12.5 cents per share) in 1993.

The Company's capital expenditures in 1995 were $69.6 million, an increase of 25% from 1994. Capital expenditures for 1994 were $55.9 million, an increase of 38% from 1993. Additionally, the Company purchased a building and land in Frankfurt, Germany during 1993 for a purchase price of approximately $41.5 million. The Company's capital expenditures are typically for furniture and fixtures, leasehold improvements and computer and telecommunications equipment.

The Company's domestic subsidiaries had credit lines aggregating $199.5 million in 1995, $203.5 million in 1994 and $156.0 million in 1993. At December 31, 1995, $36.2 million of these credit lines were utilized compared with utilization of $11.5 million in 1994, and $17.6 million in 1993. Subsidiaries outside the United States had credit lines totalling $229.1 million in 1995, $243.4 million in 1994, and $205.7 million in 1993. At December 31, 1995, $73.5 million of these credit lines were utilized compared with utilization of $86.5 million in 1994, and $93.0 million in 1993.

Approximately 57%, 59% and 66% of the Company's assets at December 31, 1995, 1994 and 1993, respectively, were outside the United States. Working capital
                                  -3- PAGE
was not significantly affected by the fluctuation of foreign exchange rates during 1995, 1994 and 1993, but the continuation of this trend is dependent upon the future movement of the dollar in relation to foreign currencies. The Company hedges currency exposure to mitigate any negative effect on working capital.

During 1995, 1994 and 1993, the Company acquired several advertising agencies and related companies with funds provided by existing cash balances and shares of the Company's common stock. Some of these acquisitions provide for deferred payments which are contingent upon future revenues or profits of the companies acquired.

Return on average equity was 18.4%, 15.5% and 23.2% in 1995, 1994 and 1993, respectively. The return on average equity in 1995 excluding the effect of the write-down of goodwill and other related assets was 23.5%. The decrease in 1994 compared to 1993 is mainly due to the effects of adopting FAS 112, "Employers' Accounting for Postemployment Benefits" and restructuring charges. Excluding the effect of FAS 112, return on average equity was 18.6% in 1994.

The U.S. dollar weakened during 1995 and 1994, resulting in a credit to the cumulative translation adjustment account of approximately $4.2 million and $18.9 million, respectively. The overall strengthening of the U.S. dollar beginning in the latter part of 1992 and continuing into 1993 resulted in a charge of approximately $26 million to the cumulative translation adjustment account in 1993.
                                  -4- PAGE

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Results of Operations
Worldwide income from commissions and fees increased 9.3% in 1995 and 10.2% in 1994 after a decrease of 3.6% in 1993. The increase in 1995 was primarily due to the acquisitions of Anderson & Lembke, and Bosch & Butz, coupled with net new business gains. The increase in 1994 was mainly attributable to the acquisitions of Western International Media and Ammirati & Puris. The decrease in 1993 was primarily due to the unfavorable effect of foreign exchange rates which had a negative impact on revenue of $105.3 million.

Revenue from outside the United States increased $136.4 million in 1995 and $45.3 million in 1994. In 1993, revenue from outside the United States decreased by $86.4 million. The decrease in 1993 was mainly due to the unfavorable effects of foreign exchange. Foreign revenue accounted for 64%, 64% and 67% of worldwide revenue in 1995, 1994 and 1993, respectively.

Commissions and fees from domestic operations increased 5.8% in 1995, 22.0% in 1994 and 3.9% in 1993. The increases in 1995, 1994 and 1993 were largely attributable to acquisitions of Anderson & Lembke coupled with net new business gains in 1995, Western International Media and Ammirati & Puris in 1994 and Scali, McCabe, Sloves in 1993.

Other income increased 26.6% in 1995, 25.5% in 1994 and 4.9% in 1993. The increase in 1995 is attributable to investment income from non-core activities. The 1994 and 1993 increases are primarily due to interest income from international operations.
                                  -5- PAGE

Total costs and expenses worldwide increased 8% and 14% in 1995 and 1994, respectively, and decreased 5% in 1993. The 1995 increase is attributable to the write-down of goodwill and other related assets, and operating costs of acquired companies. The increase in 1994 is primarily due to restructuring charges and operating costs of acquired companies. A significant portion of the Company's expenses relate to compensation and various employee incentive and benefit programs which are based principally upon operating results. Costs and expenses outside the United States increased in 1995 primarily due to operating costs of acquired companies following decreases in 1994 and 1993.
The decreases in 1994 and 1993 are attributable to the Company's continuing cost containment efforts. Domestic costs increased 6% in 1995, 29% in 1994 and 1% in 1993. The increases in 1995 and 1994, are mainly due to the operating costs of acquired companies.

The Company recorded restructuring charges of approximately $48.7 million in the fourth quarter of 1994. The net effect of such charges on net income in 1994 was $25.7 million or $.34 per share. These restructuring charges, which were of a one-time nature, related principally to terminations and office consolidations resulting from the merger of the Lintas New York and Ammirati
& Puris agencies and various other international offices. These charges have permitted the Company to operate effectively and efficiently in serving its growing list of clients and to concentrate its resources on creative talent and client service.

Restructuring charges included severance costs of $38.3 million for involuntary terminations of approximately 600 employees. The Company realized a reduction of approximately $18.2 million in salary costs in 1995 from these
                                  -6- PAGE
terminations. As a direct result of the Lintas New York and Ammirati & Puris merger, the Company sold its Fahlgren Martin and GS&B operations, incurring charges of $6.7 million. Other costs related to the consolidation of the Lintas New York and Ammirati & Puris agencies amounted to $3.7 million.

At December 31, 1994, the liability related to these restructuring charges amounted to $29.6 million, which consisted of $27.6 million for severance and $2.0 million for the consolidation of facilities. The amount of cash payments made during 1995 was approximately $27.8 million. At December 31, 1995, the Company's liability related to these restructuring charges totalled $1.3 million for severance, and is expected to be paid in the first quarter of 1996.

Interest expense increased 15.5% and 24.5% in 1995 and 1994 and decreased 20.4% in 1993. The increases in 1995 and 1994 are primarily attributable to increases in borrowings and interest rates. The decrease in 1993 was due to the effects of foreign exchange rates and the general decline in interest rates worldwide.

Equity in net income of unconsolidated affiliates increased in both 1995 and 1994 after a decrease in 1993. The 1995 increase was due to the Company's investment in Campbell Mithun Esty. The increase in 1994 resulted from the Company's investment in All American Communications Inc. The decrease in 1993 was mainly due to the consolidation of additional subsidiaries as a result of increased ownership. Income applicable to minority interests increased in 1995 after a decrease in 1994 and an increase in 1993. The increase in 1995 was primarily attributable to acquisitions.

The decrease in 1994 was attributable to the sale of Fremantle in 1994 and the purchase of the remaining interest in McCann Hakuhodo, Inc. in the latter part of 1993.
In 1995, the Company wrote down goodwill and other related assets and recorded a charge of $38.2 million or $.49 per share. On January 1, 1994, the Company adopted FAS 112, "Employers' Accounting for Postemployment Benefits" and recorded a net charge of $21.8 million or $.29 per share.

The Company's effective income tax rates were 48.3% in 1995, 43.0% in 1994 and 43.1% in 1993. The increase in 1995 is primarily attributable to the impact of the write-down of goodwill and other related assets of $38.2 million. The reduction in the effective rate from 1993 to 1994 is due to a decline in state and local taxes, partly offset by an increase in taxes in foreign jurisdictions. The Company changed its accounting for income taxes effective January 1, 1993, as required by FAS 109, "Accounting for Income Taxes". The impact of adoption was a $.5 million reduction in net income in 1993.





                             FINANCIAL STATEMENTS
        THE INTERPUBLIC GROUP OF COMPANIES, INC. AND ITS SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEET
                                 DECEMBER 31

                 (Dollars in Thousands Except Per Share Data)



ASSETS                                       1995           1994

Current Assets:
Cash and cash equivalents (includes
  certificates of deposit: 1995-$114,182;
  1994-$151,341)                          $  418,448    $  413,709
Marketable securities, at cost which
  approximates market                         38,926        27,893
Receivables (net of allowance for doubtful
  accounts:  1995-$21,941; 1994-$22,656)   2,320,248     2,072,764
Expenditures billable to clients             108,165       104,787
Prepaid expenses and other current assets     88,611        56,154
   Total current assets                    2,974,398     2,675,307


Other Assets:
Investment in unconsolidated affiliates      119,473        63,824
Deferred taxes on income                     103,497        84,788
Other investments and miscellaneous
  assets                                     144,963       120,242
   Total other assets                        367,933       268,854

Fixed Assets, at cost:
Land and buildings                            76,813        73,370
Furniture and equipment                      360,653       320,164
                                             437,466       393,534
Less accumulated depreciation                240,274       212,755
                                             197,192       180,779
Unamortized leasehold improvements            82,075        67,348
   Total fixed assets                        279,267       248,127

Intangible Assets (net of accumulated
  amortization:  1995-$157,673;
  1994-$130,045)                             638,168       601,130

Total Assets                              $4,259,766    $3,793,418

The notes on pages 25 to 39 are an integral part of these statements.
                                  -9- PAGE

                             FINANCIAL STATEMENTS
        INTERPUBLIC GROUP OF COMPANIES, INC. AND ITS SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEET
                                 DECEMBER 31

                 (Dollars in Thousands Except Per Share Data)

LIABILITIES AND STOCKHOLDERS' EQUITY            1995          1994
Current Liabilities:
Payable to banks                             $  162,524   $  128,529
Accounts payable                              2,291,208    2,090,406
Accrued expenses                                256,408      292,436
Accrued income taxes                            116,557       83,802
   Total current liabilities                  2,826,697    2,595,173

Noncurrent Liabilities:
Long-term debt                                  170,262      131,276
Convertible subordinated debentures             113,235      110,527
Deferred compensation and reserve
  for termination allowances                    235,325      215,893
Accrued postretirement benefits                  46,461       45,751
Other noncurrent liabilities                    102,909       32,886
Minority interests in consolidated
  subsidiaries                                   15,171       12,485
   Total noncurrent liabilities                 683,363      548,818

Stockholders' Equity:
Preferred Stock, no par value
  shares authorized:  20,000,000
  shares issued:  none

Common Stock, $.10 par value
  shares authorized:  150,000,000
  shares issued:
    1995 - 89,630,568;
    1994 - 87,705,760                             8,963        8,771
Additional paid-in capital                      446,931      383,678
Retained earnings                               704,946      619,627
Adjustment for minimum pension liability         (9,088)      (6,422)
Cumulative translation adjustment               (93,436)     (97,587)
                                              1,058,316      908,067
Less:
  Treasury stock, at cost:
    1995 - 10,002,567 shares;
    1994 - 10,001,680 shares                    268,946      222,698
  Unamortized expense of restricted
    stock grants                                 39,664       35,942

   Total stockholders' equity                   749,706      649,427

Commitments and Contingencies (see Note 15)

Total Liabilities and Stockholders'
  Equity                                     $4,259,766   $3,793,418
                                 -10- PAGE

                             FINANCIAL STATEMENTS
        THE INTERPUBLIC GROUP OF COMPANIES, INC. AND ITS SUBSIDIARIES
                       CONSOLIDATED STATEMENT OF INCOME
                            YEAR ENDED DECEMBER 31
                 (Dollars in Thousands Except Per Share Data)

                                      1995         1994          1993
Income:
Commissions and fees               $2,093,832   $1,916,376   $1,739,778
Other income                           85,907       67,879       54,078
    Gross income                    2,179,739    1,984,255    1,793,856

Costs and Expenses:
Salaries and related expenses       1,149,964    1,040,579      917,185
Office and general expenses           699,423      661,238      618,466
Interest expense                       38,020       32,924       26,445
Write-down of goodwill and other
   related assets                      38,177            -            -
Restructuring charges                       -       48,715            -
   Total costs and expenses         1,925,584    1,783,456    1,562,096

Income before provision for
  income taxes and effect of
  accounting changes                  254,155      200,799      231,760

Provision for Income Taxes:
United States - federal                40,900       26,816       29,277
              - state and local        12,366        9,862       14,289
Foreign                                69,477       49,655       56,253
  Total provision for income taxes    122,743       86,333       99,819

Income of consolidated
  companies                           131,412      114,466      131,941
Income applicable to minority
  interests                            (7,686)      (3,262)      (7,606)
Equity in net income of
    unconsolidated affiliates           6,086        4,043          944
Income before effect of
  accounting changes                  129,812      115,247      125,279
Effect of accounting changes:
  Postemployment benefits                   -      (21,780)           -
  Income taxes                              -            -         (512)
Net Income                         $  129,812   $   93,467   $  124,767

Per Share Data:
Income before effect of
  accounting changes               $     1.66   $     1.53   $     1.67

Effect of accounting changes:
  Postemployment benefits                  -          (.29)           -
  Income taxes                             -             -         (.01)
Net Income                         $     1.66   $     1.24   $     1.66
The notes on pages 25 to 39 are an integral part of these statements.

                                                        FINANCIAL STATEMENTS
                                    THE INTERPUBLIC GROUP OF COMPANIES, INC. AND ITS SUBSIDIARIES
                                                CONSOLIDATED STATEMENT OF CASH FLOWS
                                                       YEAR ENDED DECEMBER 31
                                                       (Dollars in Thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:                                 1995           1994         1993
Net Income                                                         $129,812       $ 93,467     $124,767
Adjustments to reconcile net income to cash provided by
   operating activities:
  Depreciation and amortization of fixed assets                      49,967         45,565       42,537
  Amortization of intangible assets                                  27,628         18,335       18,730
  Amortization of restricted stock awards                            13,558         11,694        8,837
  Provision for deferred income taxes                               (18,535)       (16,609)        (524)
  Equity in net income of unconsolidated affiliates                  (6,086)        (4,043)        (944)
  Income applicable to minority interests                             7,686          3,262        7,606
  Translation losses                                                  4,071         13,962       15,513
  Effect of accounting changes                                            -         21,780          512
  Restructuring charges, non-cash                                         -         14,001            -
  Write-down of goodwill and other related assets                    38,177              -            -
  Other                                                              (9,526)        (8,272)      (7,647)
Change in assets and liabilities, net of acquisitions
  Receivables                                                      (243,109)      (114,077)     (66,374)
  Expenditures billable to clients                                   (2,107)        (2,120)      15,570
  Prepaid expenses and other assets                                 (30,008)         3,207      (29,232)
  Accounts payable and accrued expenses                             182,580        192,600       59,363
  Accrued income taxes                                               11,633          3,233        8,576
  Deferred compensation and reserve for termination allowances        8,638          9,293        5,343
  Net cash provided by operating activities                         164,379        285,278      202,633
CASH FLOWS FROM INVESTING ACTIVITIES:
  Acquisitions                                                      (64,224)       (54,926)     (76,528)
  Capital expenditures                                              (69,562)       (55,925)     (78,813)
  Proceeds from sales of assets                                       1,722         34,057        1,513
  (Net purchase of) net proceeds from sales of marketable
     securities                                                      (8,524)         5,161        2,807
  Investment in unconsolidated affiliates                           (14,044)             -       (9,490)
  Net cash used in investing activities                            (154,632)       (71,633)    (160,511)
CASH FLOWS FROM FINANCING ACTIVITIES:
  Increase (decrease) in short-term borrowings                       17,565        (44,007)      35,467
  Proceeds from long-term debt                                       67,858         33,026       42,409
  Payments of long-term debt                                        (14,682)       (24,528)     (15,533)
  Treasury stock acquired                                           (69,720)       (44,520)     (37,153)
  Issuance of common stock                                           31,206         12,977       19,413
  Cash dividends                                                    (46,124)       (40,360)     (35,901)
  Net cash (used in) provided by financing activities               (13,897)      (107,412)       8,702
Effect of exchange rates on cash and cash equivalents                 8,889         15,208      (14,334)
Increase in cash and cash equivalents                                 4,739        121,441       36,490
Cash and cash equivalents at beginning of year                      413,709        292,268      255,778
Cash and cash equivalents at end of year                           $418,448       $413,709     $292,268
The notes on pages 25 to 39 are an integral part of these statements.
                                                             -12-


                                                        FINANCIAL STATEMENTS
                                    THE INTERPUBLIC GROUP OF COMPANIES, INC. AND ITS SUBSIDIARIES
                                           CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                                          For The Three-Year Period Ended December 31, 1995
                                                       (Dollars in Thousands)

                                                                                                      Unamortized
                                             Additional             Minimum   Cumulative              Expense
                                   Common    Paid-In     Retained   Pension   Translation  Treasury   of Restricted
                                   Stock     Capital     Earnings   Liability Adjustment   Stock      Stock Grants

Balances, December 31, 1994        $8,771    $383,678    $619,627   $(6,422)  $(97,587)    $222,698     $35,942
Net income                                                129,812
Cash dividends                                            (46,124)
Foreign currency translation
  adjustment                                                                     4,151
Awards of common stock under Company
  plans:
  Achievement Stock Award Plan                    167                                           (98)
  1986 Stock Incentive
  Plan - Restricted Stock              50      18,256                                                    18,306
Employee Stock Purchase Plan           15       5,073
Exercise of stock options             127      28,849
Purchase of Company's own stock                                                              75,229
Tax benefit relating to
  exercise of stock options                     5,809
Restricted Stock:  Forfeitures                                                                1,608      (1,026)
                   Amortization                                                                         (13,558)
Issuance of shares for acquisitions
  and poolings of interests                     5,099       1,631                           (30,491)
Adjustment for minimum pension
  liability                                                          (2,666)

Balances, December 31, 1995        $8,963    $446,931    $704,946   $(9,088)  $(93,436)    $268,946     $39,664



The notes on pages 25 to 39 are an integral part of these statements.


                                                        FINANCIAL STATEMENTS
                                    THE INTERPUBLIC GROUP OF COMPANIES, INC. AND ITS SUBSIDIARIES
                                           CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                                          For The Three-Year Period Ended December 31, 1995
                                                       (Dollars in Thousands)

                                                                                                      Unamortized
                                             Additional             Minimum   Cumulative              Expense
                                   Common    Paid-In     Retained   Pension   Translation  Treasury   of Restricted
                                   Stock     Capital     Earnings   Liability Adjustment   Stock      Stock Grants

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


                                                        FINANCIAL STATEMENTS
                                    THE INTERPUBLIC GROUP OF COMPANIES, INC. AND ITS SUBSIDIARIES
                                           CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                                          FOR THE THREE-YEAR PERIOD ENDED DECEMBER 31, 1995
                                                       (Dollars in Thousands)

                                                                                                 Unamortized
                                          Additional Minimum   Cumulative                        Expense
                                 Common   Paid-In    Retained  Pension   Translation Treasury    of Restricted
                                 Stock    Capital    Earnings  Liability Adjustment  Stock       Stock Grants

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



                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

        THE INTERPUBLIC GROUP OF COMPANIES, INC. AND ITS SUBSIDIARIES


NOTE 1:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


Nature of Operations: The Company is a worldwide provider of advertising agency and media services. This business is conducted through three advertising agency systems, (McCann-Erickson Worldwide, Ammirati Puris Lintas, and The Lowe Group) and Western International Media. The Company also offers advertising agency services through association arrangements with local agencies in various parts of the world. Other activities conducted by the Company within the area of "marketing communications" include market research, sales promotion, product development, direct marketing, telemarketing and other related services.

Principles of Consolidation: The consolidated financial statements include the accounts of the Company and its subsidiaries, most of which are wholly owned. The Company's investment in unconsolidated affiliates is carried on the equity basis.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Translation of Foreign Currencies: Balance sheet accounts are translated principally at rates of exchange prevailing at the end of the year except for fixed assets and related depreciation in countries with highly inflationary economies which are translated at rates in effect on dates of acquisition. Revenue and expense accounts are translated at average rates of exchange in effect during each year. Translation adjustments are included as a separate component of stockholders' equity except for countries with highly inflationary economies, which are included in current operations.
Commissions, Fees and Costs: Commissions and fees are generally recognized when media placements appear and production costs are incurred. Salaries and other agency costs are generally expensed as incurred.

Depreciation and Amortization: Depreciation is computed principally using the straight-line method over estimated useful lives of the related assets, ranging generally from 3 to 20 years for furniture and equipment and from 10 to 45 years for various component parts of buildings.

Leasehold improvements and rights are amortized over the terms of related leases. Company policy provides for the capitalization of all major expenditures for renewal and improvements and for current charges to income for repairs and maintenance.

Intangible Assets: The excess of purchase price over the value of net tangible assets acquired is amortized on a straight-line basis over periods not exceeding 40 years.

Recoverability of the carrying value of long-lived assets is evaluated whenever events or changes in circumstances indicate that the net book value may not be recoverable. If the sum of projected future undiscounted cash flows is less than the carrying value, an impairment loss is recognized.
The impairment loss is measured by the excess of the carrying value over fair value based on estimated discounted future cash flows or other valuation measures.

Income Taxes: Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for income tax purposes. The total amount of undistributed earnings of foreign subsidiaries for income tax purposes was approximately $278.0 million at December 31, 1995. No provision has been made for foreign withholding taxes or United States income taxes which may become payable if undistributed earnings of foreign subsidiaries were paid as dividends to the Company, since a major portion of these earnings has been reinvested in working capital and other business needs.

The additional taxes on that portion of undistributed earnings which is available for dividends are not practicably determinable.

Earnings per Common and Common Equivalent Share: Earnings per share are based on the weighted average number of common shares outstanding during each year and, if dilutive, common equivalent shares applicable to grants under the stock incentive and stock option plans, and assumed conversion of Convertible Subordinated Debentures.

Treasury Stock: Treasury stock is acquired at market value and is recorded at cost. Issuances are accounted for on a first in, first out basis.

Concentrations of Credit Risk: The Company's clients are in various businesses, located in North America, Latin America, Europe and the Pacific Region. The Company performs ongoing credit evaluations of its clients. Reserves for credit losses are maintained at levels considered adequate by management. The Company invests its excess cash in deposits with major banks and in money market securities. These securities typically mature within 90 days and bear minimal risk.




NOTE 2:  STOCKHOLDERS' EQUITY

In May 1995, the Company's certificate of incorporation was amended to increase the number of authorized shares of common stock from 100,000,000 to 150,000,000.

In June 1992, a two-for-one stock split was effected by the payment of a 100 percent stock dividend. The number of shares of common stock reserved for issuance pursuant to various plans under which stock is issued was increased by 100 percent.

The Company has a Preferred Share Rights Plan designed to deter coercive takeover tactics. Pursuant to this plan, common stockholders are entitled to purchase 1/100 of a share of preferred stock at an exercise price of $100 if a person or group acquires or commences a tender offer for 15% or more of Interpublic's Common Stock. Rights holders (other than the 15% stockholder) will also be entitled to buy, for the $100 exercise price, shares of Interpublic's Common Stock with a market value of $200 in the event a person or group actually acquires 15% or more of Interpublic's Common Stock.
Rights may be redeemed at $.01 per right under certain circumstances.



NOTE 3:  ACQUISITIONS AND RELATED COSTS

During 1995, the Company acquired several advertising agencies and related companies for an aggregate purchase price of approximately $140.1 million. This amount includes the acquisition of Anderson & Lembke effective October 1995 for 587,842 shares of the Company's common stock in exchange for all the issued and outstanding common stock of Anderson & Lembke. The Company issued 260,756 shares of the Company's common stock in exchange for all the issued and outstanding common stock of Addison Whitney. These acquisitions were accounted for as poolings of interests; however, the Company's financial statements were not restated for the prior periods as the Company's consolidated results would not have changed significantly. In addition, the Company acquired all the outstanding stock of Hasan & Partners for approximately $11.6 million which included cash payments of $6.9 million and the issuance of 121,160 shares of the Company's common stock. The Company acquired 80% of the outstanding stock of Bosch & Butz for 63,720 shares of the Company's common stock and a cash payment of $2.6 million. During 1995, the Company purchased Newspaper Services of America Inc. ("NSA") and Kevin Morley Marketing ("KMM"). The purchase price for NSA was comprised of cash payments of $5.3 million and 48,882 shares of the Company's common stock. The purchase price of the KMM acquisition amounted to cash payments of $8.0 million. The Company acquired 50% ownership in Mark Goodson Productions for 656,167 shares of the Company's common stock. Also, the Company acquired 50% ownership in Campbell Mithun Esty for a cash payment of $3.2 million. Additionally, the Company acquired a 28% interest in the CKS Group for cash payments totaling $9.6 million. During 1995, the Company made deferred payments of $26.9 million related to prior year acquisitions.

During 1994, the Company acquired several advertising agencies and related companies for an aggregate purchase price of approximately $100.2 million. The 1994 acquisitions included Ammirati & Puris, Alice France, Adam Turkey, the minority interest in Fremantle International and a pooling of interests with Western International Media. The Company acquired Ammirati & Puris effective September 1994 for $56.0 million, which included cash
payments of $21.9 million and the issuance of $1,092,629 shares of the Company's common stock. The Company acquired a 50% interest in Alice France for $7.7 million. The Company purchased the remaining 20% ownership interest in Fremantle for $6.3 million and the issuance of 112,000 shares of the Company's Common Stock. The Company subsequently sold Fremantle for $31.5 million in cash and a 39% ownership interest in All American Communications Inc. valued at $31.5 million. In 1994, the Company issued 1,472,393 shares of common stock in exchange for all the issued and outstanding common stock of Western International Media. This acquisition was accounted for as a pooling of interests; however, the Company's financial statements were not restated for prior periods as the Company's consolidated results would not have changed significantly. During 1994, the Company made deferred payments of $18.3 million relating to prior year acquisitions.

During 1993, the Company acquired several advertising agencies and related companies for an aggregate purchase price of approximately $88.6 million. The 1993 acquisitions included Scali, McCabe, Sloves, Inc., the minority interest in McCann-Erickson Hakuhodo, Inc. in Japan and an ownership interest in Atlantis Communications, Inc. The Company acquired Scali, McCabe, Sloves, Inc. effective September 1993 for $49.1 million, which included cash payments of $37.8 million, the issuance of 37,625 shares of the Company's Common Stock, and $10.1 million for deferred payments, of which $4.7 million and $5.3 million were made in 1995 and 1994, respectively with the remaining payments to be made thereafter. The Company acquired the remaining 49% ownership interest in McCann-Erickson Hakuhodo, Inc. in Japan for $23.6 million. The Company acquired a 20% interest in Atlantis Communications, Inc., a Canadian television production company, through cash payments, conversion of debt to equity and a transfer of Canadian programming rights for a total of approximately $12.5 million. These acquisitions were accounted for as purchases. During 1993, the Company made deferred payments of $15.4 million relating to prior year acquisitions.

For each of the three years presented, the Company's consolidated results would not have changed significantly had the revenue and net income of the companies acquired as purchases been fully included in each year.

In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (FAS) No 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of", which establishes accounting standards for recognition and measurement of impairment of long-lived assets, certain identifiable intangibles and goodwill related to those assets. Although the statement is not required to be adopted until fiscal years beginning after December 15, 1995, the Company has carried out a review for impairment in accordance with the statement and, as encouraged in the statement, elected to adopt the statement in the fourth quarter of 1995.

In the fourth quarter of 1995, the Company recorded a non-cash charge of $38.2 million for impairment of assets (including investments in and advances to certain unconsolidated companies) and related goodwill. This write-down is comprised of goodwill of $25.8 million and investments and advances of $12.4 million and is shown as the write-dwon of goodwill and other related assets in the consolidated statement of income.

The write-down related primarily to a number of advertising and promotion agencies, most of which are located in Europe. The amount of the write-down was based on the excess of the carrying value of the assets over the fair value of these operations based primarily on discounted projected cash flows. In determining the fair values, among other factors, management considered the profitability and trend in profitability of each of the units, the effects of economic recessions in various markets, changes in client relationships and spending patterns, the effects of the strong U.S. dollar versus certain foreign currencies and other economic and legal factors where applicable.


NOTE 4:  PROVISION FOR INCOME TAXES
Effective January 1, 1993, the Company adopted FAS 109, "Accounting for Income Taxes". This Statement applies an asset and liability approach that requires the recognition of deferred tax assets and liabilities with respect to the expected future tax consequences of events that have been recognized in the consolidated financial statements and tax returns.

The components of income before taxes are as follows:
(Dollars in Thousands)        1995          1994        1993
Domestic                    $107,431      $ 70,135    $ 78,488
Foreign                      146,724       130,664     153,272
Total                       $254,155      $200,799    $231,760
The provision for income taxes consisted of:
(Dollars in Thousands)        1995          1994        1993
Federal income taxes (including foreign
   withholding taxes):
  Current                   $ 37,149      $ 29,657    $ 28,071
  Deferred                     3,751        (2,841)      1,206
                              40,900        26,816      29,277
State and local income taxes:
  Current                     11,741        12,293      14,682
  Deferred                       625        (2,431)       (393)
                              12,366         9,862      14,289
Foreign income taxes:
  Current                     61,255        60,992      57,590
  Deferred                     8,222       (11,337)     (1,337)
                              69,477        49,655      56,253
Total                       $122,743      $ 86,333    $ 99,819

At December 31, 1995 and 1994 the deferred tax assets and (liabilities) consisted of the following items:
                                            1995        1994
Postretirement/postemployment benefits    $ 36,695    $ 39,236
Deferred compensation                        7,066      15,006
Pension costs                               10,060       8,294
Depreciation                                (4,695)     (1,775)
Rent                                        26,902       1,402
Interest                                     5,048       2,779
Accrued reserves                            12,388       5,678
Tax loss/tax credit carryforwards           24,833      25,022
Other                                        4,279       9,195
Total deferred tax assets                  122,576     104,837
Deferred tax valuation allowance            19,079      20,049

Net deferred tax assets                   $103,497    $ 84,788


The valuation allowance of $19,079,000 and $20,049,000 at December 31, 1995 and 1994, respectively, represents a provision for uncertainty as to the realization of certain deferred tax assets, including U.S. tax credit carryforwards and net operating loss carryforwards in certain jurisdictions. At December 31, 1995, there were $11,290,000 of tax credit carryforwards with expiration periods through 2000 and net operating loss carryforwards with a tax effect of $13,543,000 with various expiration periods. The Company has concluded that based upon expected future results, it is more likely than not that the net deferred tax asset balance will be realized.









A reconciliation of the Company's effective income tax rate as shown in the consolidated statement of income to the federal statutory rate is as follows:

                                         1995    1994     1993
Statutory federal income tax rate        35.0%   35.0%    35.0%

State and local income taxes,
  net of federal income tax benefit       3.2     2.5      4.0

Impact of foreign operations, including
  withholding taxes                       3.8     5.4      3.3

Goodwill and intangible assets            7.3     3.1      2.7

Other                                    (1.0)   (3.0)    (1.9)

Effective tax rate                       48.3%   43.0%    43.1%







NOTE 5:  LONG-TERM PERFORMANCE INCENTIVE PLAN
Under the Long-Term Performance Incentive Plan (the "Plan"), grants consisting of performance units are awarded to certain key employees of the Company and its subsidiaries. The ultimate value of these performance units is contingent upon the annual growth of profit (as defined in the Plan) of the Company, its operating components or both, over a four-year performance period (1993-1996 Plan and the 1995-1998 Plan), and is generally payable in cash. The projected value of these units is accrued by the Company and charged to expense over the four-year performance period.

The Plan also provides that a portion of each participant's grant may be issued as the equivalent of "phantom" shares of the Company's common stock, at the rate of thirty-six phantom shares for each performance unit. The value of phantom shares is a function of the amount, if any, by which the market value of the Company's common stock increases during the performance period and is payable either in cash or in shares of the Company's common stock. The increase in the value of these units is accrued and expensed over the four-year performance period. In addition, for the 1993-1996 Plan, amounts of cash equivalent to the quarterly dividends paid on the Company's common stock are paid to phantom share recipients and expensed pursuant to the provisions of the Plan.

The Plan cost charged to income was $9.6 million in 1995, $8.5 million in 1994 and $10.0 million in 1993. As of December 31, 1995, the Company's liability was $24.1 million, which represents the estimated amounts payable for the 1993-1996 and 1995-1998 performance periods.

The Company's liability for the 1991-1994 performance period was $12.5 million as of December 31, 1994 and was paid in the first quarter of 1995.

NOTE 6:  EMPLOYEE STOCK PLANS


The 1986 Stock Incentive Plan, 1986 United Kingdom Stock Option Plan and 1988 Stock Option Plan


The 1986 Stock Incentive Plan (the "Plan") incorporates both stock option and restricted stock award features. Under the Plan, 20,000,000 shares of common stock of the Company are reserved for issuance pursuant to the exercise of nonqualified stock options granted during the period ending May 20, 1996. Key employees of the Company and its subsidiaries are eligible to participate in the Plan. At December 31, 1995, there were unexercised options under the Plan for 6,204,571 shares of the Company's common stock.

Stock options under the Plan have been awarded by the Compensation Committee (the "Committee") at prices not less than 85 percent of the fair market value of the Company's common stock on the date each option is granted. Generally, stock options have been granted at 100% of market value on the date of grant. The options become exercisable on the basis of a schedule determined by the Committee. Those awarded prior to December 20, 1988 are generally exercisable in increments of 25 percent per year commencing on the first anniversary of the grant of the option. Awards issued on or after December 20, 1988 generally become exercisable in three annual installments of 40 percent in the first year and 30 percent in the succeeding two years, commencing on the third anniversary of the grant of the option. All options expire ten years from the grant date.

Shares of restricted stock awarded under the 1986 Stock Incentive Plan are subject to certain restrictions and vesting requirements. No monetary consideration is paid by a recipient for a restricted stock award. During 1995 and 1994, the Company awarded 497,228 shares and 810,517 shares, respectively.

The Company recognized expenses of approximately $13.5 million, $11.6 million and $8.8 million for amortization related to all restricted awards in 1995, 1994 and 1993, respectively. At December 31, 1995, under the Plan 2,348,962 shares of restricted stock awarded under this Plan were outstanding. The cost of these shares is being amortized over the restriction periods. The Plan also authorizes the Committee to direct that discretionary tax assistance payments may be made to recipients when the restrictions lapse. Such payments are expensed as awarded.

The 1986 United Kingdom Stock Option Plan ("UK Plan") is similar to the stock option portion of the 1986 Stock Incentive Plan, except that the exercise price of options granted under the UK Plan may not be less than the fair market value of the Company's common stock at the date of grant. Stock options awarded under the UK Plan are included in the 20,000,000 share limit provided for in the 1986 Stock Incentive Plan. At December 31, 1995, there were unexercised options for 366,211 shares of the Company's common stock under the UK Plan.

Under the 1988 Stock Option Plan, the Company can grant, through 1998, options to purchase 600,000 shares of the Company's common stock to key employees employed outside the United States. Exercise requirements are similar to those under the 1986 Stock Incentive Plan; however, grants may be made at prices which are less than 85 percent of the fair market value of the Company's common stock on the date the option is granted. At December 31, 1995, there were unexercised options under the 1988 Stock Option Plan for 44,175 shares of the Company's common stock.

Under the IPG Outside Directors' Stock Option Plan, the Company can grant, through 2004, options to purchase 75,000 shares of the Company's common stock to outside directors who are not current employees. At December 31, 1995, there were unexercised options under this plan for 9,811 shares of the Company's Common Stock. Stock options under this plan are awarded at the fair market value of the Company's common stock on the date the option is granted, generally become excercisable three years after the date of grant
and expire ten years from the date of grant.            -28-

Following is a summary of stock option transactions during the three-year period ended December 31, 1995:
_______________________________________________________________________
                               Number of Shares  Option Price Range
                                 Under Option         Per Share
_______________________________________________________________________

Balances, December 31, 1992       7,136,722

New Awards:
   1986 Stock Incentive Plan        667,820  $21.463  -  $34.063
   1986 United Kingdom Stock
       Option Plan                   33,720   28.688  -   31.938

Exercised                          (810,009)   6.951  -   24.172

Cancelled                          (301,033)   9.083  -   34.000

Balances, December 31, 1993       6,727,220

New Awards:
   1986 Stock Incentive Plan        342,658   24.756  -   34.250

   1986 United Kingdom Stock
       Option Plan*                  39,020   31.125  -   32.750

   IPG Outside Directors Stock
       Option Plan*                   5,646   31.875  -   31.875

Exercised                          (627,374)   6.951  -   28.688

Cancelled                          (397,028)   6.951  -   34.000

Balances, December 31, 1994       6,090,142

New Awards:
   1986 Stock Incentive Plan      1,910,442  32.063   -  40.500

   1986 United Kingdom Stock
       Option Plan                  162,190  32.063   -  40.500

   IPG Outside Directors Stock
       Option Plan                    4,165  36.000   -  36.000

Exercised                        (1,269,033)  6.951   -  34.000

Cancelled                          (273,138)  6.951   -  33.063

Balances, December 31, 1995       6,624,768   6.951   -  40.500

Exercisable, December 31, 1995    3,025,655  $6.951   -$40.500

* Disaggregated for comparative purposes.


Under the Company's Achievement Stock Award Plan, awards may be made up to an aggregate of 1,248,000 shares of common stock together with cash awards to cover any applicable withholding taxes. As of December 31, 1995, 1,170,617 shares had been awarded, with 7,185 shares awarded during 1995.

The Employee Stock Purchase Plan (the "1995 Plan") was adopted by the stockholders, effective July 1, 1995. It replaced the 1985 Employee Stock Purchase Plan (the "1985 Plan") which was in effect from July 1, 1985 through June 30, 1995. The essential features of both the 1985 Plan and the 1995 Plan are the same. Employees may purchase common stock of the Company through one or more consecutive annual offerings. Employees may purchase common stock of the Company through payroll deductions not exceeding 10 percent of their compensation. The price an employee pays for a share of the Company's common stock is 85 percent of the average market price on the last business day of the month. During 1995, 158,547 shares were issued (69,953 shares under the 1985 Plan and 88,594 shares under the 1995 Plan). At December 31, 1995, an additional 5,911,406 shares were reserved for issuance under the 1995 Plan.

FAS 123, "Accounting for Stock-Based Compensation" is effective for financial statements for fiscal years beginning after December 15, 1995. The Company will adopt this Statement in 1996. As permitted by this Statement, the Company intends to continue to apply Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", in accounting for its stock-based employee compensation arrangements. Accordingly, the adoption of FAS 123 will only impact the Company's disclosure requirements.



NOTE 7:  RETIREMENT PLANS
Domestic Retirement Plan
The Company and certain of its domestic subsidiaries have a defined benefit plan ("Domestic Plan") which covers substantially all regular employees.
The Company's policy is to fund pension costs as permitted by applicable tax regulations. Pension costs are determined by the projected unit credit method based upon career average pay. Funding requirements for the Domestic Plan are determined using the accrued benefit unit credit method. The Domestic Plan was amended as of January 1, 1992 to provide that pension benefits accrued after that date would be calculated under a new "cash balance" formula. Under the cash balance formula, the participant's account balance is credited each year with an amount equal to a percentage of that year's annual compensation, plus interest credits. Participants in the Domestic Plan on December 31, 1991 who continued to work for the Company after that date had their normal retirement benefits under the plan as of that date converted on an actuarial basis into an opening account balance as of January 1, 1992.

In accordance with FAS 87, "Employers' Accounting for Pensions", the Company recorded an additional minimum pension liability for the Domestic Plan of $19.5 million and $17.2 million at December 31, 1995 and 1994, respectively, representing the excess of unfunded accumulated benefit obligation over previously recorded pension cost liabilities. A corresponding amount was recognized as an intangible asset to the extent of unrecognized prior service cost and net transition obligation, with the balance recorded as a separate reduction of stockholders' equity. In 1995 and 1994, the Company recorded an intangible asset of $10.5 million and $10.8 million and a reduction charge to stockholders' equity of $9.0 million and $6.4 million, respectively.

Net pension costs for the Domestic Plan for 1995, 1994 and 1993 included the following components:
(Dollars in Thousands)              1995       1994*      1993*
Service cost-benefits earned
  during the year                 $ 3,322    $ 3,688    $ 3,735
Interest cost on projected benefit
  obligation                       10,398      9,768      9,943
Actual return on plan assets      (20,622)     2,457    (10,831)
Amortization of unrecognized
  transition obligation - asset     1,887      1,887      1,887
Amortization of unrecognized
  prior service cost               (1,769)    (1,738)    (1,522)
Amortization of unrecognized
 losses                               309          -          -
Deferred investment loss (gain)    10,874    (13,174)       685
Total pension cost                $ 4,399    $ 2,888    $ 3,897

* Disaggregated Reclassified for comparative purposes.

The following table sets forth the funded status and amounts recognized for the Domestic Plan in the Company's consolidated balance sheet at December 31, 1995 and 1994:
(Dollars in Thousands)                         1995      1994
Actuarial present value of accumulated
 benefit obligation (including vested
 benefits of $124,701 in 1995 and
 $112,251 in 1994)                           $127,964   $115,675
Actuarial present value of projected benefit
 obligation                                   135,458    121,111
Plan assets at fair value                     110,730     99,819
Projected benefit obligation in excess of
 plan assets                                  (24,728)   (21,292)
Unrecognized net losses                        16,582     11,858
Unrecognized prior service cost                  (867)    (2,411)
Unrecognized net transtion obligation          11,324     13,211
Additional minimum liability                  (19,545)   (17,222)
Accrued pension liability
                                             $(17,234)  $(15,856)

At December 31, 1995, Domestic Plan assets were primarily invested in fixed income and equity securities. Prior service costs are being amortized over the estimated average remaining service period of active employees. The initial net transition obligation is being amortized over 15 years.

A discount rate of 7.25% in 1995, 8.5% in 1994 and 7.5% in 1993 and a salary increase assumption of 6% in 1995, 1994, and 1993 were used in determining the actuarial present value of the projected benefit obligation. The expected return on assets was 10% in 1995, 1994 and 1993.

Foreign Retirement Plans
The Company has several foreign pension plans in which benefits are based primarily on years of service and employee compensation. It is the Company's policy to fund these plans in accordance with local laws and income tax regulations.

Net pension costs for foreign pension plans for 1995, 1994 and 1993 included the following components:

(Dollars in Thousands)                 1995     1994*      1993*
Service cost-benefits earned during
   the year                          $ 5,276   $ 6,215   $ 5,117
Interest cost on projected benefit
   obligation                         11,054     9,726    10,204
Actual return on plan assets          (8,738)    5,109   (21,029)
Net amortization and deferral          1,372   (12,690)   13,604
Unrecognized net(gain)/loss           (1,367)       23         -
Other                                      -        59       339
Total pension cost                   $ 7,597   $ 8,442   $ 8,235

* Disaggregated for comparative purposes.






The following table sets forth the funded status and amounts recognized for the foreign pension plans in the Company's consolidated balance sheet at December 31, 1995 and 1994:

(Dollars in Thousands)                        1995             1994
                                     Assets        Accumulated       Assets       Accumulated
                                     Exceed         Benefits         Exceed         Benefits
                                   Accumulated       Exceed        Accumulated      Exceed
                                     Benefits        Assets          Benefits       Assets

Actuarial present value of
 accumulated benefit obligation
 (including vested benefits of:

 1995 - $57,723 and $70,747;
 1994 - $51,978 and $69,315)       $57,806          $77,075          $52,093      $ 76,929
Actuarial present value of
 projected benefit obligation       64,974           89,844           58,949        87,499
Plan assets at fair value          103,438           11,440           87,998        10,047
Projected benefit obligation
 less than (in excess of)
 plan assets                        38,464          (78,404)          29,049       (77,452)
Unrecognized net loss              (27,370)          (4,745)         (22,383)       (2,495)
Unrecognized prior service
 cost                                4,174               46            4,944             -
Unrecognized net (asset)/
 obligation                         (1,807)           7,171           (2,239)        8,746
Prepaid (accrued) pension cost at
 December 31, 1995 and 1994        $13,461         $(75,932)         $ 9,371      $(71,201)


Foreign plans utilized discount rates ranging from 5.5% to 12.0% and 4.0% to 12.0% in 1995 and 1994, respectively, and salary increase assumptions ranging from 2.0% to 10.0% in both 1995 and 1994, to determine the actuarial present value of the projected benefit obligation. The expected rates of return on assets of foreign plans ranged from 4.0% to 12.0% in 1995 and 5.5% to 12.0% in 1994.

The Company also has Special Deferred Benefit Arrangements with certain key employees. Vesting is based upon the age of the employee and the terms of the employee's contract. Life insurance contracts have been purchased in amounts which may be used to fund these arrangements.


NOTE 8:  POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS
Postretirement Benefit Plans
The Company and its subsidiaries provide certain postretirement health care benefits for employees who were in the employ of the Company as of January 1, 1988, and life insurance benefits for employees who were in the employ of the Company as of December 1, 1961. The plans cover employees in the United States and certain key employees in foreign countries. Effective January 1, 1993, the Company's plan covering postretirement medical benefits was amended to place a cap on annual benefits payable to retirees. Such coverage is self-insured, but is administered by an insurance company.

The Company accrues the expected cost of postretirement benefits other than pensions over the period in which the active employees become eligible for such postretirement benefits.

The components of periodic expense for these postretirement benefits for 1995 and 1994 were as follows:

(Dollars in Thousands)                           1995       1994
Service cost - benefits earned during the year $  583     $  653
Interest cost on accumulated postretirement
  benefit obligation                            3,047      2,714
Amortization of prior service cost               (934)      (463)
Total periodic expense                         $2,696     $2,904











The following table sets forth the funded status and amounts recognized for the Company's postretirement benefit plans in the consolidated balance sheet at December 31, 1995 and 1994:

(Dollars in Thousands)

                                             1995         1994*
Accumulated postretirement benefit
  obligation:
 Retirees                                  $ 28,505    $ 24,392
 Fully eligible active plan participants      5,614       4,764
 Other active plan participants               8,133       6,914
 Total accumulated postretirement
  benefit obligation                         42,252      36,070
Plan assets at fair value                         -           -
Accumulated postretirement benefit
  obligation in excess of plan assets       (42,252)    (36,070)
Unrecognized net loss/(gain)                  1,423      (3,115)
Unrecognized prior service cost              (5,632)     (6,566)
Accrued postretirement benefit liability   $(46,461)   $(45,751)

* Disaggregated for comparative purposes.

A discount rate of 7.25% in 1995 and 8.5% in 1994 and a salary increase assumption of 6% in both 1995 and 1994, were used in determining the accumulated postretirement benefit obligation. A 9.5% and a 11% increase in the cost of covered health care benefits were assumed for 1995 and 1994,respectively. This rate is assumed to decrease incrementally to 6% in the year 2002 and remain at that level thereafter. The health care cost trend rate assumption does not have a significant effect on the amounts reported. For example, a 1% increase in the health care cost trend rate would increase the accumulated postretirement benefit obligation at December 31, 1995 by approximately $1.8 million, and the net periodic cost for 1995 by approximately $.2 million.

Postemployment Benefits
Effective January 1, 1994, the Company adopted FAS 112, "Employer's Accounting for Postemployment Benefits", and recognized a one-time after-tax charge of $21.8 million. This Statement requires the Company to accrue the costs of certain benefits, including severance, worker's compensation and health care coverage over an employee's service life.

The Company's liability for postemployment benefits totalled $36.2 million and $34.6 million at December 31, 1995 and 1994, respectively, and is included in deferred compensation and reserve for termination allowances. The net periodic expense recognized in 1995 and 1994 was $8.8 million and $5.9 million, respectively.

NOTE 9:  SHORT-TERM BORROWINGS AND FINANCIAL INSTRUMENTS

The Company and its domestic subsidiaries have lines of credit with various banks. These credit lines permit borrowings at fluctuating interest rates determined by the banks. Short-term borrowings by subsidiaries outside the United States principally consist of drawings against bank overdraft facilities and lines of credit. These borrowings bear interest at the prevailing local rates. Where required, the Company has guaranteed the repayment of the borrowings. Unused lines of credit by the Company and its subsidiaries at December 31, 1995 and 1994 aggregated $319 million and $349 million, respectively. The weighted average interest rate on outstanding balances at December 31, 1995 was 8.4%. Included in payable to banks are current maturities of long-term debt.

The Company occasionally uses forwards and options to hedge a portion of its net investment in foreign subsidiaries and certain intercompany transactions in order to mitigate any impact of changes in foreign exchange rates on working capital. The amount of such hedges at the end of the year was not significant.

NOTE 10:  LONG-TERM DEBT
Long-term debt at December 31 consisted of the following:
(Dollars in Thousands)                           1995       1994
Convertible Subordinated Debentures - 3.75% $113,235 $110,527 Term loans-5.5% to 14.0%.(5.5% to 14.0%
  in 1994)                                      158,333    106,667
Mortgage notes payable and other long-term loans-
  7.5% to 9.0% (7.6% to 9.7% in 1994)            44,604     39,507
                                                316,172    256,701
Less: current portion                            32,675     14,899
Long-term debt                                 $283,497   $241,802

The increase in long-term debt during 1995 primarily resulted from an additional private placement with the Prudential Insurance Company (Prudential) of $25.0 million at 7.9%, and additional term loans of $25.0 million at 6.5% with National Bank of Detroit and $15.0 million at 7.8% with Trust Company Bank. This debt represents long-term refinancing of short-term debt.

The Convertible Subordinated Debentures were issued in April 1992 and mature on April 1, 2002 with a face value of $135 million. The terms of the bond offering included an issuance price equal to 77% of the face value with a coupon of 3.75%. The debentures are convertible into common stock of the Company at a rate of 22.238 shares per each U.S. $1,000 principal amount. Most of the proceeds were used to pay down existing debt.

Additional long-term debt at December 31, 1995 consisted of $100 million of private placements with Prudential, $30 million in term loans with National Bank of Detroit, $23 million in term loans with Trust Company Bank and a $5 million private placement loan with Massachusetts Mutual. The private placements with Prudential have payments due in 1996 through 1998 and 2002 through 2005. The other term loans have payments due in 1996 through 1998 and 2000 through 2002.

Mortgage notes payable and other long-term loans at December 31, 1995 primarily related to a $38.4 million mortgage which was used to finance
the purchase of a building and land by one of the Company's subsidiaries during 1993. The terms of the mortgage call for payments of approximately $.6 million from 1996-2001 with a balloon payment of $34.7 million thereafter.

Under various loan agreements, the Company must maintain specified levels of net worth and meet certain cash flow requirements, and is limited in the level of indebtedness. The Company has complied with the limitations under the terms of these loan agreements.

Long-term debt maturing over the next five years is as follows: 1996:
$32.7 million; 1997: $19.3 million; 1998: $19.0 million; 1999: $.7 million; and 2000: $5.7 million. Of the remaining debt of $233.7 million, $199.0 million matures during the years 2001-2005 while $34.7 million matures in subsequent years.

All material financial instruments are carried in the consolidated balance sheet at amounts which approximate fair values. The fair value was estimated by obtaining quotes from brokers.


NOTE 11: DISCLOSURES UNDER FAS 95

This Statement requires disclosures of specific cash payments and non-cash investing and financing activities. The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Cash paid for income taxes was $80.8 million, $67.1 million, $78.5 million, in 1995, 1994 and 1993, respectively. Interest payments were $25.0 million in 1995, $23.0 million in 1994 and $24.1 million in 1993.

As more fully described in Note 3, in 1995 the Company issued 587,842 and 260,756 shares of its common stock in exchange for all the issued and outstanding stock of Anderson & Lembke and Addison Whitney, respectively. Additionally, the Company issued in conjunction with the acquisitions of Hasan & Partners, Bosch & Butz, and Newspaper Services of America, Inc., 121,160, 63,720, and 48,882 shares of its common stock, respectively. In 1994, the Company issued 1,092,629 shares of its common stock in conjunction with the acquisition of Ammirati & Puris and a total of 1,472,393 shares of it common stock in connection with the pooling of interest with Western International Media. During 1993, the Company issued 37,625 shares in conjunction with the acquisition of Scali, McCabe, Sloves, Inc.

Details of businesses acquired in transaction accounted for as purchases were as follows:

(Dollars in Thousands)                  1995       1994        1993

Fair value of assets acquired         $ 73,142   $163,423   $172,166
Liabilities assumed                     11,170     64,998     91,736
Net assets acquired                     61,972     98,425     80,430
Less: non-cash consideration             9,637     38,525      1,135
Less: cash acquired                      5,481      4,974      2,767
Net cash paid for acquisitions        $ 46,854   $ 54,926   $ 76,528


The 1995 amounts shown above exclude deferred payments of $3.2 million in connection with the acquisitions of various advertising agencies, which are payable in 1996 and thereafter, but includes $26.9 million of deferred payments made during 1995 relating to various prior year acquisitions.

The 1994 amounts shown above exclude deferred payments of $9.5 million in connection with the acquisition of various advertising agencies, which are payable in future years, but include $18.3 million of deferred payments made during 1994 relating to various acquisitions. The 1993 amounts shown above exclude deferred payments of $10.1 million in connection with the Scali, McCabe, Sloves, Inc. acquisition, which were paid in 1994 and 1995, but include $15.4 million of deferred payments made during 1993 relating to various prior year acquisitions.





NOTE 12:  RESULTS BY QUARTER (UNAUDITED)
___________________________________________________________________________________________________________________
(Dollars in Thousands             1st Quarter            2nd Quarter            3rd Quarter          4th Quarter
Except Per Share Data)          1995        1994       1995       1994        1995     1994         1995    1994

Gross income                  $460,420    $420,962   $557,154   $497,505    $492,486  $440,508   $669,679  $625,280
Operating expenses             425,592     389,688    435,588    396,331     444,909   400,591    543,298   515,207
Restructuring charges                -           -          -          -           -         -          -    48,715
Write-down of goodwill and
  Other related assets               -           -          -          -           -         -     38,177         -
Provision for income
  taxes                         11,567      10,367     47,390     39,268      15,953    14,279     47,833    22,419
Net income before effect of
  accounting change             15,176      12,990     63,768     54,099      22,181    17,404     28,687    30,754

Effect of accounting change:
  Postemployment benefits            -     (21,780)         -          -           -         -          -         -

Net income/(loss)               15,176      (8,790)    63,768     54,099      22,181    17,404     28,687    30,754

Per Share Data:
Before effect of accounting
  change                           .20         .17        .82        .72         .28       .23        .36       .40

Effect of accounting change:
  Postemployment benefits            -        (.29)         -          -           -         -          -         -

Net income/(loss)                  .20        (.12)       .82        .72         .28       .23        .36       .40

Cash dividends per share           .140        .125       .155       .140        .155      .140       .155      .140

Price range per share:
   High                          37 3/8      34          39        33          40        34 3/4     43 3/8    35 3/8
   Low                          $32 3/8     $29 5/8    $35 1/4    $27 7/8     $36       $30 1/2    $37 3/8   $29 1/2


NOTE 13:  GEOGRAPHIC AREAS

Total assets, income from commissions and fees and income before provision for income taxes are presented below by major geographic area:

(Dollars in Thousands)    1995           1994           1993
Total Assets:
United States            $1,864,095    $1,559,768    $ 970,242
International
  Europe                  1,554,283     1,372,466     1,133,057
  Asia Pacific              515,219       560,965       457,444
  Latin America             193,592       183,701       171,826
  Other                     132,577       116,518       137,248
    Total International   2,395,671     2,233,650     1,899,575
    Total Consolidated   $4,259,766    $3,793,418    $2,869,817
Income From Commissions and Fees:
United States            $  754,576    $  713,497    $  582,183
International
  Europe                    837,006       719,881       710,386
  Asia Pacific              281,961       268,124       242,255
  Latin America             152,503       153,469       136,509
  Other                      67,786        61,405        68,445
    Total International   1,339,256     1,202,879     1,157,595
    Total Consolidated   $2,093,832    $1,916,376    $1,739,778


(Dollars in Thousands)      1995         1994           1993
Income Before Provision for Income Taxes:
Operating income:
United States            $  131,194    $   88,208    $   94,475
International
  Europe                     73,424        56,281        80,139
  Asia Pacific               48,292        43,376        44,193
  Latin America              31,626        40,975        34,021
  Other                       7,638         4,884         5,376
    Total International     160,980       145,516       163,729
Items not allocated to operations,
  principally interest expense:
  United States             (23,763)      (18,073)      (15,987)
  International             (14,256)      (14,852)      (10,457)
    Total Consolidated   $  254,155    $  200,799    $  231,760

The largest client of the Company contributed approximately 11% in 1995, and 10% in both 1994 and 1993 to income from commissions and fees. The Company's second largest client contributed approximately 8% in both 1995 and 1994, and 10% in 1993 to income from commissions and fees.

Dividends received from foreign subsidiaries were $31.8 million in 1995, $43.6 million in 1994 and $40.1 million in 1993. Net assets of foreign subsidiaries were approximately $584 million, $558 million and $512 million at December 31, 1995, 1994 and 1993, respectively.


Consolidated net income includes losses from exchange and translation of foreign currencies of $4.7 million, $10.6 million and $13.9 million in 1995, 1994 and 1993, respectively.





NOTE 14:  RESTRUCTURING CHARGES

In the fourth quarter of 1994, the Company recorded restructuring charges of $48.7 million in connection with the elimination of duplicate facilities and excess personnel resulting primarily from the merger of Lintas New York and Ammirati & Puris agencies and certain international offices. This amount included $38.3 million of severance charges for involuntary terminations of approximately 600 employees, $6.7 million related to the abandonment of operations and $3.7 million for the consolidation of facilities. At December 31, 1995, the Company's liability related to these restructuring charges totalled $1.3 million for severance, and is included in accrued expenses. The amount of cash payments made during 1995 was approximately $27.8 million. The remaining liability is expected to be paid in the first quarter of 1996.


NOTE 15:  COMMITMENTS AND CONTINGENT LIABILITIES

At December 31, 1995, the Company's subsidiaries operating outside the United States were contingently liable for discounted notes receivable of approximately $12.0 million.

The Company and its subsidiaries lease certain facilities and equipment. Gross rental expense amounted to approximately $164 million for 1995, $141 million for 1994 and $135 million for 1993, which was reduced by sublease income of $19.5 million, $10.8 million and $15.4 million in 1995, 1994 and 1993, respectively. During 1995, the Company entered into a transaction whereby it acquired the leasing operations of a third party at a cost of approximately $7 million. These leasing operations include equipment leased from the equipment owner (the "Owner"), which has in turn been leased to a third party (the "Sublessee"). Both leases are accounted for by the Company as operating leases. The Sublessee has prepaid $46.6 million of it's obligations under the sublease agreement. This prepayment is held in an interest-bearing escrow account and is to be used to meet the Company's lease obligations to the Owner. At December 31, 1995, the escrow amount of $44.9 million is reflected in prepaid expenses and miscellaneous assets and the unearned sublease income amount of $41.3 million is reflected in other noncurrent liabilities. The deferred tax asset attributable to the prepaid sublease obligation amounts to $31.1 million at December 31, 1995.


Minimum rental commitments for the rental of office premises and equipment under noncancellable leases, some of which provide for rental adjustments due to increased property taxes and operating costs for 1995 and thereafter, are as follows:

(Dollars in Thousands)

                               Gross         Sublease
Period                         Amount        Income

1996                           $143,464      $25,659

1997                            118,398       22,420

1998                             93,087       12,580

1999                             74,349        5,836

2000                             68,366        4,664

2001 and thereafter             200,810        8,589


Certain of the Company's acquisition agreements provide for the payment by the Company of future contingent consideration based upon future revenues or profits of the companies acquired.

The Company and certain of its subsidiaries are party to various tax examinations, some of which have resulted in assessments. The Company intends to vigorously defend any and all assessments and believes that additional taxes (if any) that may ultimately result from the settlement of such assessments and open examinations would not have a material adverse effect on the consolidated financial statements.


                    REPORT OF INDEPENDENT ACCOUNTANTS
_______________________________________________________________________
                                            1177 Avenue of the Americas
                                            New York, New York  10036




To the Board of Directors and Stockholders of
The Interpublic Group of Companies, Inc.             February 13, 1996


In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of The Interpublic Group of Companies, Inc. and its subsidiaries (the "Company") at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in Notes 3, 8 and 4 to the consolidated financial statements, during 1995, the Company changed its method of accounting for long-lived assets in accordance with Statement of Financial Accounting Standards No. 121, effective January 1, 1994, the Company changed its method of accounting for postemployment benefits as required by Statement of Financial Accounting Standards No. 112, and effective January 1, 1993, the Company changed its method of accounting for income taxes as required by Statement of Financial Accounting Standards No. 109.


Price Waterhouse LLP





                                              SELECTED FINANCIAL DATA FOR FIVE YEARS
__________________________________________________________________________________________________
(Dollars in Thousands
Except Per Share Data)               1995         1994           1993            1992        1991
Operating Data
Gross income                      $ 2,179,739  $ 1,984,255    $ 1,793,856    $ 1,855,971  $ 1,677,498
Operating expenses                  1,849,387    1,701,817      1,535,651      1,615,592    1,458,716
Restructuring charges                       -       48,715              -              -            -
Write-down of goodwill and other
   related assets                      38,177            -              -              -            -
Interest expense                       38,020       32,924         26,445         33,221       33,499
Provision for income taxes:
  United States - federal              40,900       26,816         29,277         23,719       24,740
                - state and local      12,366        9,862         14,289         12,181       11,451
  Foreign                              69,477       49,655         56,253         55,435       51,493
  Total provision for income taxes                 122,743         86,333         99,819       91,335         87,684
Income before effect of accounting
  changes                             129,812      115,247        125,279        111,913       94,557
Effect of accounting changes:
  Postemployment benefits <F4>              -      (21,780)             -              -            -
  Income taxes <F5>                         -            -           (512)             -            -
  Postretirement benefits <F6>              -            -              -        (24,640)           -
Net Income                            129,812       93,467        124,767         87,273       94,557
Cash dividends                         46,124       40,360         35,901         32,483       29,265
Per Share Data
Income before effect of accounting
  changes                                1.66         1.53           1.67           1.50         1.30
Effect of accounting changes:
  Postemployment benefits <F4>              -         (.29)             -              -            -
  Income taxes <F5>                         -            -           (.01)             -            -
  Postretirement benefits <F6>              -            -              -           (.33)           -
Net Income                               1.66         1.24           1.66           1.17         1.30
Cash dividends                           .605         .545            .49            .45          .41

Financial Position
Working capital                       147,701       80,134        167,175        224,534      178,004
Total assets                        4,259,766    3,793,418      2,869,817      2,623,345    2,784,300
Long-term debt                        283,497      241,803        226,085        200,237      170,458
Stockholders' equity per share    $      9.42  $      8.36    $      7.54    $      6.81  $      7.78

Other Data
Weighted average number
  of shares                        78,180,072   75,570,445     75,215,521     74,974,618   72,860,086
Number of employees                    19,700       18,100         17,600         16,800       16,800

<F4> Reflects the cumulative effect of adopting FAS 112, "Employers' Accounting for Postemployment Benefits.
<55> Reflects the cumulative effect of FAS 109, "Accounting for Income Taxes"
<F6> Reflects the cumulative effect of FAS 106, "Employers' Accounting for Postretirement Benefits Other
     than Pensions"

Note: All data are restated to reflect the two-for-one stock split effected in June 1992 in the form of a 100% stock dividend.
                                                           -51-

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

The Audit Committee of the Board of Directors is comprised of three directors who are not employees of the Company. The Committee reviews audit plans, internal controls, financial reports and related matters, and meets regularly with management, internal auditors and independent accountants. The independent accountants and the internal auditors have free access to the Audit Committee, without management being present, to discuss the results of their audits or any other matters.

The independent accountants, Price Waterhouse LLP, are recommended by the Audit Committee of the Board of Directors and selected by the Board of Directors, and their appointment is ratified by the shareholders. The independent accountants have examined the financial statements of the Company and their opinion is presented on page 40.








