Form 10-K, Exhibit 13
period 1996-12-31
INTERPUBLIC GROUP OF COMPANIES INC
filed 1997-03-26
CIK 51644

THE INTERPUBLIC GROUP OF COMPANIES, INC.



The Interpublic Group of Companies is one of the largest organizations of advertising agencies and communications companies in the world. It includes the parent company, The Interpublic Group of Companies, Inc., McCann-Erickson Worldwide, Ammirati Puris Lintas, The Lowe Group, Western International Media, DraftDirect Worldwide and the Allied Communications Group. The Interpublic Group employs more than 21,000 people and maintains offices in over 110 countries.


TABLE OF CONTENTS
Financial Highlights
Chairman's Report to Shareholders
Financial Statements
Board of Directors and Executive Officers
Stockholders' Information

PAGE

                           FINANCIAL HIGHLIGHTS
(Dollars in Thousands Except Per Share Data)
______________________________________________________________________
                             Percent
             1996              1995          Increase
_______________________________________________________________________
Operating Data
Gross income                 $ 2,537,516    $ 2,179,739      16.4%
Net Income                       205,205        129,812      58.1
Per Share Data
Net Income                          2.56           1.66      54.2
Cash dividends                              $       .665     $       .605    9.9
Weighted average number
  of shares                   80,293,178     78,180,072       2.7
Financial Position
Working capital              $   154,430    $   147,701       4.6
Total assets                   4,765,130      4,259,766      11.9
Stockholders'equity per share $     10.73<F1>       9.42<F2> 13.9
Return on stockholders' average
     equity                        25.8%<F1>      18.4%<F2>  40.2%
Gross Income
1996     $2,537,516
1995     $2,179,739          1993     $1,793,856
1994     $1,984,255          1992     $1,855,971
_____________________________________________________________________
Earnings Per Share
1996     $ 2.56<F1>/2.46
1995     $ 2.15/1.66<F2>                    1993     $ 1.67/1.66<F4>
1994     $ 1.87/1.53/1.24<F3>               1992     $ 1.50/1.17<F5>
_____________________________________________________________________
Cash Dividends Per Share
1996     $  .665
1995     $  .605             1993     $  .49
1994     $  .545             1992     $  .45
_____________________________________________________________________
Return On Average Stockholders' Equity
1996     25.8%<F1>/25.0%
1995     23.5%/18.4%<F2>                    1993     23.3/23.2%<F4>
1994     22.6%/18.6/15.5%<F3>               1992     19.1/15.4%<F5>

<F1>     Includes an after-tax gain of approximately $8.1 million or $.10 per share resulting from the sale of a portion of the Company's shares in CKS Group, Inc.
<F2>     Includes an after-tax charge of $38.2 million or $.49 per share for the write-down of goodwill and related assets.
<F3>     Includes an after-tax charge of $25.7 million or $.34 per share for restructuring and an after-tax charge of $21,780,000 or $.29 per share for the cumulative effect of accounting change,
    FAS 112, "Employers' Accounting for Postemployment Benefits".
<F4>     Includes a charge of $512,000 or $.01 per share for the
    cumulative effect of accounting change, FAS 109, "Accounting for Income Taxes."
<F5>     Includes an after-tax charge of $24,640,000 or $.33 per share for cumulative effect of accounting change, FAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions".

PAGE

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Liquidity and Capital Resources
Working capital increased by $6.7 million and $67.6 million in 1996 and 1995, respectively, and decreased $87.0 million in 1994. The increase in working capital in 1996 and 1995 primarily resulted from the growth in the Company's business, and the long-term refinancing of short-term debt. The decline in working capital in 1994 was primarily due to acquisitions. The ratio of current assets to current liabilities was approximately 1.1 to 1 in 1996 and 1995, and approximately 1.0 to 1 in 1994.

The Company's principal source of working capital during the three years has been from operations. The Company's solid financial position provides flexibility in obtaining short- and long-term financing on competitive terms.
The Company and its domestic subsidiaries had credit lines aggregating $199.6 million in 1996 and in 1995 and $203.6 million in 1994. At December 31, 1996, $15.2 million of these credit lines were utilized compared with utilization of $36.2 million in 1995, and $11.5 million in 1994. Subsidiaries outside the United States had credit lines totaling $215.2 million in 1996, $229.1 million in 1995, and $243.4 million in 1994. At December 31, 1996, $86.6 million of these credit lines were utilized compared with utilization of $73.5 million in 1995, and $86.5 million in 1994.

Approximately 53%, 56% and 59% of the Company's assets at December 31, 1996, 1995 and 1994, respectively, were outside the United States. Working PAGE capital was not significantly affected by the fluctuation of foreign exchange rates during 1996, 1995 and 1994, but the continuation of this trend is dependent upon the future movement of the dollar in relation to foreign currencies.

The Company is not aware of any significant occurrences which could negatively impact its liquidity. However, should such a trend develop, the Company believes that there are sufficient funds available under its existing lines of credit and from internal cash-generating capabilities to adequately manage its liquidity requirements for the foreseeable future.

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

During 1996, the Company acquired 1,926,872 shares ($86.9 million) of its own common stock for purposes of fulfilling its obligations under various compensation plans. The Company acquired 1,910,555 shares ($69.7 million) in 1995 and 1,264,761 shares ($44.5 million) in 1994 which were used for similar purposes.

Quarterly dividends paid to shareholders increased to $51.8 million (17.0 cents per share) in 1996 from $46.1 million (15.5 cents per share) in 1995 and $40.4 million (14.0 cents per share) in 1994.

PAGE

The Company's capital expenditures in 1996 were $79.1 million, an increase of 14% from 1995. Capital expenditures for 1995 were $69.6 million, an increase of 25% from 1994. The primary purpose of expenditures has been to modernize the offices and upgrade the computer and communications systems to better serve clients.

During 1996, 1995 and 1994, the Company acquired several advertising agencies and related companies with cash and shares of the Company's common stock. Some of these acquisitions provide for deferred payments which are contingent upon future revenues or profits of the companies acquired.

Return on stockholders' average equity was 25.8%, 18.4% and 15.5% in 1996, 1995 and 1994, respectively. The return on stockholders' average equity in 1995 excluding the effect of the write-down of goodwill and other related assets was 23.5%. Excluding the effect of FAS 112, "Employer's Accounting for Postemployment Benefits" and restructuring charges, return on stockholders' average equity was 18.6% in 1994.

Results of Operations
Worldwide income from commissions and fees increased 16.1% in 1996, 9.3% in 1995 and 10.2% in 1994. The increase in 1996 was mainly due to the continued expansion of the business through strategic acquisitions and investments (See Note 3), in addition to net new business gains. The increases in 1995 and 1994 were also primarily attributable to acquisitions coupled with net new business gains. International revenue increased $89.7 million in 1996 to $1,429 million (59% of worldwide revenue), $136.4 million in 1995 to $1,339 million (64% of worldwide revenue)and $45.3 million in 1994 to $1,203 million (63% of worldwide revenue). Commissions and fees from domestic operations increased 32.7% in 1996, 5.8% in 1995 and PAGE

22.6% in 1994. These increases were largely attributable to acquisitions and net new business gains.

Other income increased 24.6% in 1996, 26.6% in 1995 and 25.5% in 1994. The increases in 1996 and 1995 were primarily due to the proceeds from the sale of assets, including CKS and Spotlink in 1996 and Fremantle in 1995. The 1994 increase is primarily due to interest income from international operations.

Total costs and expenses worldwide increased 13%, 8% and 14% in 1996, 1995 and 1994, respectively. Costs and expenses outside the United States increased 5% in 1996, 9% in 1995 and 7% in 1994. Domestic costs increased 29% in 1996, 6% in 1995 and 29% in 1994. A significant portion of the Company's expenses relate to employee compensation and various employee incentive and benefit programs which are based primarily upon operating results. Cost increases for both domestic and international are generally in line with increases in revenue. The increase in 1994 primarily resulted from the restructuring charges.
The Company recorded restructuring charges of approximately $48.7 million in the fourth quarter of 1994. The net effect of such charges on net income in 1994 was $25.7 million or $.34 per share. These restructuring charges, which were of a one-time nature, related principally to terminations and office consolidations resulting from the merger of the Lintas New York and Ammirati & Puris agencies and various other international offices. These charges have permitted the Company to operate effectively and efficiently in serving its growing list of clients and to concentrate its resources on creative talent and client service.

PAGE

Restructuring charges included severance costs of $38.3 million for involuntary terminations of approximately 600 employees. The Company realized a reduction of $16.9 million in salary costs in 1995 from these terminations. As a direct result of the Lintas New York and Ammirati & Puris merger, the Company sold its Fahlgren Martin and GS&B operations, incurring charges of $6.7 million. Other costs related to the consolidation of the Lintas New York and Ammirati & Puris agencies amounted to $3.7 million.

At December 31, 1994, the liability related to these restructuring charges amounted to $29.6 million, which consisted of $27.6 million for severance and $2.0 million for the consolidation of facilities. The amount of cash payments made during 1995 was approximately $27.8 million. At December 31, 1995, the Company's liability related to these restructuring charges totaled $1.3 million for severance which was paid in 1996.

Interest expense increased 7.2%, 15.5% and 24.5% in 1996, 1995 and 1994, respectively. The increases are primarily attributable to additional borrowings.

Equity in net income of unconsolidated affiliates increased in 1996, 1995 and 1994. The 1996 and 1995 increases were primarily due to the Company's investment in Campbell Mithun Esty. The increase in 1994 primarily resulted from the Company's investment in All American Communications Inc.

Income applicable to minority interests increased in 1996 and 1995 after a decrease in 1994. The increases in 1996 and 1995 were primarily attributable to acquisitions. The decrease in 1994 was attributable to the

PAGE
sale of Fremantle and the purchase of the remaining interest in McCann Hakuhodo, Inc. in the latter part of 1993.

In 1995, the Company wrote down goodwill and other related assets and recorded a charge of $38.2 million or $.49 per share. On January 1, 1994, the Company adopted FAS 112, "Employers' Accounting for Postemployment Benefits", and recorded a net charge of $21.8 million or $.29 per share. The Company's effective income tax rates were 42.0% in 1996, 48.3% in 1995 and 43.0% in 1994. The higher rate in 1995 was primarily attributable to the impact of the write-down of goodwill and other related assets of $38.2 million.

PAGE

                           FINANCIAL STATEMENTS
       THE INTERPUBLIC GROUP OF COMPANIES, INC. AND ITS SUBSIDIARIES
                        CONSOLIDATED BALANCE SHEET
                                DECEMBER 31

               (Dollars in Thousands Except Per Share Data)

ASSETS                                      1996           1995
Current Assets:
Cash and cash equivalents (includes
  certificates of deposit: 1996-$83,680;
  1995-$114,182)                         $  468,526    $  418,448
Marketable securities, at cost which
  approximates market                        35,408        38,926
Receivables (net of allowance for doubtful
  accounts:  1996-$33,301; 1995-$21,941)  2,646,259     2,320,248
Expenditures billable to clients            130,185       108,165
Prepaid expenses and other
  current assets                             73,081        88,611
   Total current assets                   3,353,459     2,974,398


Other Assets:
Investment in unconsolidated affiliates     102,711       119,473
Deferred taxes on income                     79,371       103,497
Other investments and miscellaneous
  assets                                    173,308       144,963
   Total other assets                       355,390       367,933

Fixed Assets, at cost:
Land and buildings                           82,332        76,813
Furniture and equipment                     413,029       360,653
                                            495,361       437,466
Less: accumulated depreciation              276,448       240,274
                                            218,913       197,192
Unamortized leasehold improvements           88,045        82,075
   Total fixed assets                       306,958       279,267

Intangible Assets (net of accumulated
 amortization:  1996-$186,189;
  1995-$157,673)                            749,323       638,168

Total Assets                             $4,765,130    $4,259,766



PAGE

                          FINANCIAL STATEMENTS
       INTERPUBLIC GROUP OF COMPANIES, INC. AND ITS SUBSIDIARIES
                        CONSOLIDATED BALANCE SHEET
                                DECEMBER 31
               (Dollars in Thousands Except Per Share Data)

LIABILITIES AND STOCKHOLDERS' EQUITY           1996          1995
Current Liabilities:
Payable to banks                            $   121,655  $  162,524
Accounts payable                              2,626,695   2,291,208
Accrued expenses                                317,157     256,408
Accrued income taxes                            133,522     116,557
   Total current liabilities                  3,199,029   2,826,697

Noncurrent Liabilities:
Long-term debt                                  231,760     170,262
Convertible subordinated debentures             115,192     113,235
Deferred compensation and reserve
 for termination allowances                     210,670     235,325
Accrued postretirement benefits                  46,726      46,461
Other noncurrent liabilities                     66,457     102,909
Minority interests in consolidated
 subsidiaries                                    23,281      15,171
   Total noncurrent liabilities                 694,086     683,363

Stockholders' Equity:
Preferred Stock, no par value
  shares authorized:  20,000,000
  shares issued:  none

Common Stock, $.10 par value
 shares authorized:  150,000,000
 shares issued:
   1996 - 90,940,361;
   1995 - 89,630,568                              9,094       8,963
Additional paid-in capital                      465,945     446,931
Retained earnings                               859,660     704,946
Adjustment for minimum pension liability        (12,979)     (9,088)
Cumulative translation adjustment               (82,978)    (93,436)
                                              1,238,742   1,058,316
Less:
 Treasury stock, at cost:
   1996 -  9,808,095 shares;
   1995 - 10,002,567 shares                     319,377     268,946
 Unamortized expense of restricted
   stock grants                                  47,350      39,664
   Total stockholders' equity                   872,015     749,706

Commitments and Contingencies (see Note 15)

Total Liabilities and Stockholders'
  Equity                                    $4,765,130   $4,259,766


PAGE

                           FINANCIAL STATEMENTS
       THE INTERPUBLIC GROUP OF COMPANIES, INC. AND ITS SUBSIDIARIES
                     CONSOLIDATED STATEMENT OF INCOME
                          YEAR ENDED DECEMBER 31
               (Dollars in Thousands Except Per Share Data)

                                     1996         1995          1994
Income:
Commissions and fees              $2,430,508   $2,093,832   $1,916,376
Other income                         107,008       85,907       67,879
    Gross income                   2,537,516    2,179,739    1,984,255

Costs and Expenses:
Salaries and related expenses      1,344,238    1,149,964    1,040,579
Office and general expenses          795,367      699,423      661,238
Interest expense                      40,765       38,020       32,924
Write-down of goodwill and other
   related assets                          -       38,177            -
Restructuring charges                      -            -       48,715
   Total costs and expenses        2,180,370    1,925,584    1,783,456

Income before provision for
  income taxes and effect of
  accounting change                  357,146      254,155      200,799

Provision for Income Taxes:          150,003      122,743       86,333

Income of consolidated
  companies                          207,143      131,412      114,466
Income applicable to minority
  interests                          (14,382)     (7,686)       (3,262)
Equity in net income of
    unconsolidated affiliates         12,444        6,086        4,043
Income before effect of
  accounting change                  205,205      129,812      115,247
Effect of accounting change:
  Postemployment benefits                  -            -      (21,780)
 Net Income                       $  205,205   $  129,812   $   93,467

Per Share Data:
Income before effect of
  accounting changes              $     2.56   $     1.66   $     1.53
Effect of accounting change:
  Postemployment benefits                  -            -         (.29)
Net Income                        $     2.56   $     1.66   $     1.24

                                                       FINANCIAL STATEMENTS
                                  THE INTERPUBLIC GROUP OF COMPANIES, INC. AND ITS SUBSIDIARIES
                                              CONSOLIDATED STATEMENT OF CASH FLOWS
                                                     YEAR ENDED DECEMBER 31
                                                     (Dollars in Thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:                               1996           1995         1994
Net Income                                                       $205,205       $129,812     $ 93,467
Adjustments to reconcile net income to cash provided by
   operating activities:
  Depreciation and amortization of fixed assets                    60,457         49,967       45,565
  Amortization of intangible assets                                28,516         27,628       18,335
  Amortization of restricted stock awards                          14,451         13,558       11,694
  Provision for deferred income taxes                               4,072        (18,535)     (16,609)
  Equity in net income of unconsolidated affiliates               (12,444)        (6,086)      (4,043)
  Income applicable to minority interests                          14,382          7,686        3,262
  Translation losses                                                3,484          4,071       13,962
  Effect of accounting change                                           -              -       21,780
  Restructuring charges, non-cash                                       -              -       14,001
  Write-down of goodwill and other related assets                       -         38,177           -
Sale of investments                                               (35,043)             -           -
Other                                                              (6,513)        (9,526)      (8,272)
Change in assets and liabilities, net of acquisitions
  Receivables                                                    (243,701)      (243,109)    (114,077)
  Expenditures billable to clients                                (12,720)        (2,107)      (2,120)
  Prepaid expenses and other assets                               (36,496)       (30,008)       3,207
  Accounts payable and accrued expenses                           263,859        182,580      192,600
  Accrued income taxes                                             22,538         11,633        3,233
  Deferred compensation and reserve for termination allowances    (21,021)         8,638        9,293
  Net cash provided by operating activities                       249,026        164,379      285,278
CASH FLOWS FROM INVESTING ACTIVITIES:
  Acquisitions                                                    (51,348)       (64,224)     (54,926)
  Capital expenditures                                            (79,081)       (69,562)     (55,925)
  Proceeds from sales of assets                                    39,398          1,722       34,057PAGE

Net proceeds from (net purchase of) sales of marketable
 securities                                                         1,037         (8,524)       5,161
  Investment in unconsolidated affiliates                          17,210        (14,044)           -
  Net cash used in investing activities                           (72,784)      (154,632)     (71,633)
CASH FLOWS FROM FINANCING ACTIVITIES:
  (Decrease) increase in short-term borrowings                    (25,178)        17,565      (44,007)
  Proceeds from long-term debt                                     75,514         67,858       33,026
  Payments of long-term debt                                      (51,581)       (14,682)     (24,528)
  Treasury stock acquired                                         (86,949)       (69,720)     (44,520)
  Issuance of common stock                                         19,588         31,206       12,977
  Cash dividends                                                  (51,786)       (46,124)     (40,360)
  Net cash used in financing activities                          (120,392)       (13,897)    (107,412)
Effect of exchange rates on cash and cash equivalents              (5,772)         8,889       15,208
Increase in cash and cash equivalents                              50,078          4,739      121,441
Cash and cash equivalents at beginning of year                    418,448        413,709      292,268
Cash and cash equivalents at end of year                         $468,526       $418,448     $413,709

PAGE

                                                      FINANCIAL STATEMENTS
                                  THE INTERPUBLIC GROUP OF COMPANIES, INC. AND ITS SUBSIDIARIES
                                         CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                                        For The Three-Year Period Ended December 31, 1996
                                                                 (Dollars in Thousands)

                                                                                                    Unamortized
                                           Additional             Minimum   Cumulative              Expense
                                 Common    Paid-In     Retained   Pension   Translation  Treasury   of Restricted
                                 Stock     Capital     Earnings   Liability Adjustment   Stock      Stock Grants

Balances, December 31, 1995      $8,963    $446,931    $704,946   $( 9,088) $(93,436)    $268,946     $ 39,664
Net income                                              205,205
Cash dividends                                          (51,786)
Foreign currency translation
 adjustment                                                                   10,458
Awards of common stock under Company
 plans:
Management Incentive Compensation Plan          172
 Achievement Stock Award Plan                   159                                          (103)
 1986 Stock Incentive
 Plan - Restricted Stock             50      22,831                                                     23,247
Employee Stock Purchase Plan         19       7,273
Exercise of stock options            61      12,738
Purchase of Company's own stock                                                            86,949
Tax benefit relating to
 exercise of stock options                    4,381
Restricted Stock:  Forfeitures       (1)                                                    1,244       (1,110)
                   Amortization                                                                        (14,451)
Issuance of shares for acquisitions
 and pooling of interests                   (29,463)      1,295                           (37,659)
Conversion of Convertible Debt        2         923
Adjustment for minimum pension
 liability                                                         ( 3,891)
Balances, December 31, 1996      $9,094    $465,945    $859,660   $(12,979) $(82,978)    $319,377     $ 47,350

/TABLE><PAGE

                                                      FINANCIAL STATEMENTS
                                  THE INTERPUBLIC GROUP OF COMPANIES, INC. AND ITS SUBSIDIARIES
                                         CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                                        For The Three-Year Period Ended December 31, 1996
                                                     (Dollars in Thousands)
                                                                                                    Unamortized
                                           Additional             Minimum   Cumulative              Expense
                                 Common    Paid-In     Retained   Pension   Translation  Treasury   of Restricted
                                 Stock     Capital     Earnings   Liability Adjustment   Stock      Stock Grants

Balances, December 31, 1994      $8,771    $383,678    $619,627   $(6,422)  $ (97,587)    $222,698    $35,942
Net income                                              129,812
Cash dividends                                          (46,124)
Foreign currency translation
  adjustment                                                                    4,151
Awards of common stock under Company
  plans:
  Achievement Stock Award Plan                  167                                            (98)
  1986 Stock Incentive
  Plan - Restricted Stock            50      18,256                                                    18,306
Employee Stock Purchase Plan         15       5,073
Exercise of stock options           127      28,849
Purchase of Company's own stock                                                             75,229
Tax benefit relating to
  exercise of stock options                   5,809
Restricted Stock:  Forfeitures                                                               1,608     (1,026)
                   Amortization                                                                       (13,558)
Issuance of shares for acquisitions
  and pooling of interests                    5,099       1,631                            (30,491)
Adjustment for minimum pension
  liability                                                        (2,666)

Balances, December 31, 1995      $8,963    $446,931    $704,946   $(9,088)   $(93,436)    $268,946    $39,664

PAGE

                                                      FINANCIAL STATEMENTS
                                  THE INTERPUBLIC GROUP OF COMPANIES, INC. AND ITS SUBSIDIARIES
                                         CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                                        FOR THE THREE-YEAR PERIOD ENDED DECEMBER 31, 1996
                                                     (Dollars in Thousands)
                                                                                               Unamortized
                                        Additional Minimum   Cumulative                        Expense
                               Common   Paid-In    Retained  Pension   Translation Treasury    of Restricted
                               Stock    Capital    Earnings  Liability Adjustment  Stock       Stock Grants

Balances, December 31, 1993    $8,630   $335,340   $570,267  $   (704) $(116,432)  $208,821    $24,265
Net income before effect of
  accounting change                                 115,247
Effect of accounting change                         (21,780)
Cash dividends                                      (40,360)
Foreign currency translation
  adjustment                                                              18,845
Awards of common stock under Company
  plans:
  Achievement Stock Award Plan               209                                       (119)
  1986 Stock Incentive
  Plan - Restricted Stock          63     23,386                                     (1,749)    25,087
Employee Stock Purchase Plan       15      3,910
Exercise of stock options          63      8,988
Purchase of Company's own stock                                                      44,520
Tax benefit relating to
  exercise of stock options                2,923
Restricted Stock:  Forfeitures                                                        2,283     (1,716)
                   Amortization                                                                (11,694)
Issuance of shares for acquisitions
     and pooling of interests              8,922     (3,747)                         (31,058)
Adjustment for minimum pension
  liability                                                    (5,718)

Balances, December 31, 1994    $8,771   $383,678   $619,627  $ (6,422) $ (97,587)  $222,698    $35,942

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      THE INTERPUBLIC GROUP OF COMPANIES, INC. AND ITS SUBSIDIARIES

NOTE 1:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations: The Company is a worldwide provider of advertising agency and related services. The business is conducted through three worldwide advertising agency systems, (McCann-Erickson Worldwide, Ammirati Puris Lintas, and The Lowe Group) as well as other related services through Western International Media and DraftDirect Worldwide. Interpublic also has arrangements through association with local agencies in various parts of the world. Other activities conducted by the Company within the area of "marketing communications" include market research, sales promotion, product development, direct marketing, telemarketing and other related services.

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

Translation of Foreign Currencies: Balance sheet accounts are translated principally at rates of exchange prevailing at the end of the year except for fixed assets and related depreciation in countries with highly inflationary economies which are translated at rates in effect on dates of acquisition. Revenue and expense accounts are translated at average rates of exchange in effect during each year. Translation adjustments are included as a separate component of stockholders' equity except for countries with highly inflationary economies, which are included in current operations.PAGE

Commissions, Fees and Costs: Commissions and fees are generally recognized when media placements appear and production costs are incurred. Salaries and other agency costs are generally expensed as incurred.

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

Earnings per Common and Common Equivalent Share: Earnings per share are based on the weighted average number of common shares outstanding during each year and, if dilutive, common equivalent shares applicable to PAGE grants under the stock incentive and stock option plans, and assumed conversion of Convertible Subordinated Debentures.

Treasury Stock: Treasury stock is acquired at market value and is recorded at cost. Issuances are accounted for on a first in, first out basis.

Concentrations of Credit Risk: The Company's clients are in various businesses, located primarily North America, Latin America, Europe and the Pacific Region. The Company performs ongoing credit evaluations of its clients. Reserves for credit losses are maintained at levels considered adequate by management. The Company invests its excess cash in deposits with major banks and in money market securities. These securities typically mature within 90 days and bear minimal risk.

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

NOTE 3:  ACQUISITIONS AND RELATED COSTS
During 1996, the Company acquired several advertising agencies and related companies for an aggregate purchase price of approximately $172 million. This amount includes the acquisition of DraftDirect Worldwide PAGE for 1,824,609 shares of the Company's common stock in exchange for all of the issued and outstanding common stock of DraftDirect Worldwide.
The Company issued 330,664 shares of the Company's common stock in exchange for all of the issued and outstanding common stock of the Weber Group. The Company also issued 191,291 shares of the Company's common stock in exchange for all of the issued and outstanding common stock of Torre Renta Lazur. These acquisitions were accounted for as poolings of interests; however, the

Company's financial statements were not restated for the prior periods as the Company's consolidated results would not have changed significantly. In addition, the Company purchased Angotti Thomas Hedge for approximately $4 million which included a cash payment of $3.4 million and issuance of 14,767 shares of the Company's common stock.
The Company purchased Jay Advertising for a cash payment of $3.8 million and issuance of 30,012 shares of the Company's common stock.
The Company acquired Media Inc. and McAdams Healthcare for cash payments of $7 million and $10.3 million, respectively. The Company acquired a 49% interest in GGK for $5.7 million and also acquired a 49% interest in Goldberg Moser O'Neill for a cash payment of $6.8 million and the issuance of 48,154 shares of the Company's common stock. During 1996, the Company made deferred payments of $16.0 million related to prior year acquisitions.

During 1996, the Company sold its 50% investment in Mark Goodson
Productions for approximately $29 million and sold part of its 28% investment in the CKS Group for $37.6 million. The Company also sold its investment in Spotlink for $11.7 million in shares of the purchaser's common stock.

During 1995, the Company acquired several advertising agencies and related companies for an aggregate purchase price of approximately $140.1 million. This amount includes the acquisition of Anderson & Lembke effective October 1995 for 587,842 shares of the Company's common stock in exchange for all of the issued and outstanding common stock of Anderson & Lembke. The Company issued 260,756 shares of the Company's PAGE common stock in exchange for all the issued and outstanding common stock of Addison Whitney. These acquisitions were accounted for as poolings of interests; however, the Company's financial statements were not restated for the prior periods as the Company's consolidated results would not have changed significantly. In addition, the Company acquired all the outstanding stock of Hasan & Partners for approximately $11.6 million which included cash payments of $6.9 million and the issuance of 121,160 shares of the Company's common stock. The Company acquired 80% of the outstanding stock of Bosch & Butz for 63,720 shares of the
Company's common stock and a cash payment of $2.6 million.   During
1995, the Company purchased Newspaper Services of America Inc. ("NSA") and Kevin Morley Marketing ("KMM").

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

During 1994, the Company acquired several advertising agencies and related companies for an aggregate purchase price of approximately $100.2 million. The 1994 acquisitions included Ammirati & Puris, Alice France, Adam Turkey, the minority interest in Fremantle International and a pooling of interests with Western International Media. The Company acquired Ammirati & Puris effective September 1994 for $56.0 million, which included cash payments of $21.9 million and the issuance of 1,092,629 shares of the Company's common stock. The Company acquired a 50% interest in Alice France for $7.7 million. The Company purchased the remaining 20% ownership interest in Fremantle for $6.3 million and the issuance of 112,000 shares of the Company's Common Stock. The Company subsequently PAGE sold Fremantle for $31.5 million in cash and a 39% ownership interest in All American Communications Inc. valued at $31.5 million. In 1994, the Company issued 1,472,393 shares of common stock in exchange for all the issued and outstanding common stock of Western International Media.
This acquisition was accounted for as a pooling of interests; however, the Company's financial statements were not restated for prior periods as the Company's consolidated results would not have changed significantly. During 1994, the Company made deferred payments of $18.3 million relating to prior year acquisitions.

For each of the three years presented, the Company's consolidated results would not have changed significantly had the revenue and net income of the companies acquired as purchases been fully included in each year.

In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (FAS) No 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of", which establishes accounting standards for recognition and measurement of impairment of long-lived assets, certain identifiable intangibles and goodwill related to those assets. The Company elected to adopt the Statement in the fourth quarter of 1995.

In the fourth quarter of 1995, the Company recorded a non-cash charge of $38.2 million for impairment of assets (including investments in and advances to certain unconsolidated companies) and related goodwill.
This write-down is comprised of goodwill of $25.8 million and investments and advances of $12.4 million and is reported as the write-down of goodwill and other related assets in the consolidated statement of income.

The write-down related primarily to a number of advertising and promotion agencies, most of which are located in Europe. The amount of the write-down was based on the excess of the carrying value of the PAGE assets over the fair value of these operations based primarily on discounted projected cash flows. In determining the fair values, among other factors, management considered the profitability and trend in profitability of each of the units, the effects of economic recessions in various markets, changes in client relationships and spending patterns, the effects of the strong U.S. dollar versus certain foreign currencies and other economic and legal factors where applicable.

NOTE 4:  PROVISION FOR INCOME TAXES
The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes". This Statement applies an asset and liability approach that requires the recognition of deferred tax assets and liabilities with respect to the expected future tax consequences of events that have been recognized in the consolidated financial statements and tax returns.

The components of income before taxes are as follows:
(Dollars in Thousands)      1996          1995        1994
Domestic                  $169,919      $107,431    $ 70,135
Foreign                    187,227       146,724     130,664
Total                     $357,146      $254,155    $200,799

The provision for income taxes consisted of:
(Dollars in Thousands)      1996          1995        1994
Federal income taxes (including foreign
   withholding taxes):
  Current                 $ 56,289      $ 37,149    $ 29,657
  Deferred                     246         3,751      (2,841)
                            56,535        40,900      26,816
State and local income taxes:
  Current                   19,830        11,741      12,293
  Deferred                   2,824           625      (2,431)
                            22,654        12,366       9,862

PAGE

Foreign income taxes:
  Current                   69,812        61,255      60,992
  Deferred                   1,002         8,222     (11,337)
                            70,814        69,477      49,655
Total                     $150,003      $122,743    $ 86,333


At December 31, 1996 and 1995 the deferred tax assets and (liabilities) consisted of the following items:
                                          1996        1995
Postretirement/postemployment benefits  $ 38,588    $ 36,695
Deferred compensation                      9,759       7,066
Pension costs                              6,785      10,060
Depreciation                              (7,733)     (4,695)
Rent                                      10,364      26,902
Interest                                   6,051       5,048
Accrued reserves                           4,551      12,388
Tax loss/tax credit carryforwards         22,510      24,833
Other                                      3,016       4,279
Total deferred tax assets                 93,891     122,576
Deferred tax valuation allowance          14,520      19,079

Net deferred tax assets                 $ 79,371    $103,497


The valuation allowance of $14,520,000 and $19,079,000 at December 31, 1996 and 1995, respectively, represents a provision for uncertainty as to the realization of certain deferred tax assets, including U.S. tax credit and net operating loss carryforwards in certain jurisdictions.


The change during 1996 in the deferred tax valuation allowance primarily relates to the utilization of the tax credit and net operating loss carryforwards. At December 31, 1996 there were $8,809,000 of tax credit carryforwards with expiration periods through 2001 and net operating loss carryforwards with a tax effect of $13,701,000 with various expiration periods. The Company has concluded that based upon expected future results, it is more likely than not that the net deferred tax asset balance will be realized.
PAGE

A reconciliation of the effective income tax rate as shown in the consolidated statement of income to the federal statutory rate is as follows:

                                       1996    1995     1994
Statutory federal income tax rate      35.0%   35.0%    35.0%

State and local income taxes,
  net of federal income tax benefit     2.9     3.2      2.5

Impact of foreign operations, including
  withholding taxes                     1.1     3.8      5.4

Goodwill and intangible assets          2.5     7.3      3.1

Other                                   0.5    (1.0)    (3.0)

Effective tax rate                     42.0%   48.3%    43.0%



The total amount of undistributed earnings of foreign subsidiaries for income tax purposes was approximately $331.8 million at December 31, 1996. No provision has been made for foreign withholding taxes or United States income taxes which may become payable if undistributed earnings of foreign subsidiaries were paid as dividends to the Company, since a major portion of these earnings has been reinvested in working capital and other business needs. The additional taxes on that portion of undistributed earnings which is available for dividends are not practicably determinable.



NOTE 5:  LONG-TERM PERFORMANCE INCENTIVE PLAN
Under the Long-Term Performance Incentive Plan (the "Plan"), grants consisting of performance units are awarded to certain key employees of the Company and its subsidiaries. The ultimate value of these performance units is contingent upon the annual growth of profit (as defined in the Plan) of the Company, its operating components or both, over a four-year performance period (the 1993-1996 Plan and the 1995-1998 Plan), and is generally payable in cash. The projected value of these units is accrued by the Company and charged to expense over the four-year performance period.

PAGE

The Plan also provides that a portion of each participant's grant may be issued as the equivalent of "phantom" shares of the Company's common stock, at the rate of thirty-six phantom shares for each performance unit. The value of phantom shares is a function of the amount, if any, by which the market value of the Company's common stock increases during the performance period and is payable either in cash or in shares of the Company's common stock. The increase in the value of these units is accrued and expensed over the four-year performance period. No phantom share awards have been made subsequent to the 1991-1994 Plan.

The cash equivalent to quarterly dividends on the Company's common stock was paid on options relating to the 1993-1996 Plan and was expensed. There are no payments on options relating to the 1995-1998 Plan.

The Plan cost charged to income was $13.6 million in 1996, $9.6 million in 1995 and $8.5 million in 1994. As of December 31, 1996, the Company's liability for the 1993-1996 and 1995-1998 performance periods was $29.8 million, which represents the estimated amounts payable for the two Plans. As of December 31, 1995, the Company's liability was $24.1 million. The Company's payout to participants for the 1993-1996 performance period as of December 31, 1996 was approximately $20.2 million, of which $7.9 million was paid in December 1996, with the remaining $12.3 million to be paid in the first quarter of 1997.

NOTE 6: EMPLOYEE STOCK PLANS
The Company has established various stock option plans, with similar terms, for key employees of the Company and its subsidiaries. Options are generally granted at prices not less than 100% of the fair market value of the Company's common stock on the date of grant. Options are exercisable on the basis of a schedule determined by the Compensation Committee of the Board of Directors. Awards generally become exercisable either in three annual installments of 40% in the first year and 30% in the succeeding two years commencing on the third anniversary

PAGE
of the grant or after two to four and one half years from the date of the grant. Options generally expire ten years from grant date.

The 1996 Stock Incentive Plan ("1996 Plan") was adopted by the stockholders to replace the 1986 Stock Incentive Plan ("1986 Plan") which expired on May 20, 1996. Under the 1996 Plan, 25,000,000 shares of common stock of the Company are reserved for issuance. Both the 1996 and 1986 Plans incorporate stock option and restricted stock award features. Shares of restricted stock awarded under these Plans are subject to certain restrictions and vesting requirements, generally five to seven years. No monetary consideration is paid by a recipient for a restricted stock award. The cost of these shares is amortized over the restriction periods. The Plans authorize the Compensation Committee to direct that discretionary tax assistance payments may be made to recipients when the restrictions lapse. Such payments are expensed as awarded. At December 31, 1996, there were outstanding a total of 2,399,689 shares of restricted stock. During 1996 and 1995, the Company awarded 480,602 shares and 497,228 shares of restricted stock under these Plans with a weighted-average grant date fair value of $46.70 and $36.82, respectively.

The 1986 United Kingdom Stock Option Plan expired in 1996 and was not replaced. Under the 1988 Stock Option Plan, the Company can grant, through 1998, options to purchase 600,000 shares of the Company's common stock to key employees who are employed outside the United States. As permitted under this Plan, certain options were granted at prices less than the market value of the Company's common stock.


The Company also maintains a stock plan for outside directors who are not current employees. The Interpublic Outside Directors' Stock Incentive Plan (previously the Interpublic Outside Directors' Stock Option Plan) was amended in 1996 to incorporate both stock option and restricted stock award features. Under the Plan, 200,000 shares of

PAGE
common stock of the Company are reserved for issuance. Stock options under this Plan are awarded at the fair market value of the Company's common stock on the date the option is granted. Options generally become exercisable three years after the date of grant and expire ten years from the date of grant.

Restricted shares under the Outside Directors' Plan are subject to certain restrictions and vesting requirements, generally five years. No monetary consideration is paid by a recipient for a restricted stock award. The cost of these shares is being amortized over the restriction periods. At December 31, 1996, there were 10,000 shares of restricted stock outstanding. During 1996, the Company awarded 10,000 shares under this Plan with a weighted-average grant date fair value of $46.75.

PAGE

Following is a summary of stock option transactions during the three-year period ended December 31, 1996:
                                       Number of      Weighted
                                       Shares         Average
                                       Under Option   Exercise Price

Balance, December 31, 1993             6,727,220        $22
New Awards                               387,324         31
Exercised                               (627,374)        15
Canceled                                (397,028)        27
Balance, December 31, 1994             6,090,142         23
Exercisable, December 31, 1994         1,563,498         16

New Awards                              2,076,797        33
Exercised                              (1,269,033)       21
Canceled                                 (273,138)       30
Balance, December 31, 1995              6,624,768        33
Exercisable, December 31, 1995          3,025,655        17

New Awards                              2,335,720        47
Exercised                               (605,244)        21
Canceled                                (311,282)        33
Balance, December 31, 1996             8,043,962         33
Exercisable, December 31, 1996         2,564,001         21

PAGE

The following table summarizes information about stock options outstanding at December 31, 1996:
                  Weighted
                  Average        Weighted       Weighted
                  Number         Remaining      Average   Number         Average
Range of               Outstanding    Contractual    Exercise  Exercisable    Exercise
Exercise Prices   at 12/31/96       Life          Price   at 12/31/96      Price
$7.37 to $23.99   2,181,863        4.41         $20       2,155,151      $20

24.00 to 31.99         1,504,026        6.18               29         327,250      $28

32.00 to 41.99         2,096,801        7.98               33          81,600      $34

42.00 to 49.19         2,261,272        9.41               47              -         -

PAGE

Under the Employee Stock Purchase Plan (ESPP), employees may purchase common stock of the Company through payroll deductions not exceeding 10% of their compensation. The price an employee pays for a share of stock is 85% of the market price on the last business day of the month.
During 1996, 1995 and 1994, respectively, 186,586 shares, 158,547 shares and 144,662 shares were issued. An additional 5,724,820 shares were reserved for issuance at December 31, 1996.

Under the Company's Achievement Stock Award Plan, awards may be made up to an aggregate of 1,248,000 shares of common stock together with cash awards to cover any applicable withholding taxes. During 1996, 1995 and 1994, respectively, 5,670 shares, 7,185 shares and 10,580 shares were awarded. The weighted-average fair value on the date of grant in 1996 and 1995 was $46.29 and $37.10, respectively.

The Company has adopted Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation" (FAS 123). As permitted by the provisions of FAS 123, the Company applies APB Opinion 25 "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock-based employee compensation plans. Accordingly, no compensation cost has been recognized for the Company's stock options or for purchase under the Company's stock purchase plan.

PAGE

The cost recorded for restricted stock and achievement stock awards in 1996, 1995 and 1994 was $14,527,086, $13,738,872 and $12,021,746,
respectively. If compensation cost for the Company's stock option plans and its stock purchase plan had been determined based on the fair value at the grant dates as defined by FAS 123, the Company's pro forma net income and earnings per share would have been as follows:
                                 1996           1995
Net Income        As reported    $205,205       $129,812
                  Pro forma      $198,219       $125,636

Earnings per share
                  As reported    $2.56          $1.66
                  Pro forma      $2.47          $1.61


For purposes of this pro forma information, the fair value of shares issued under the Employee Stock Purchase Plan was based on the 15% discount received by the employees. The weighted-average fair value on the date of purchase for stock purchased under this Plan was $6.90 and $5.58 in 1996 and 1995, respectively.

For purposes of this pro forma information, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1996 and 1995, respectively: dividend yield of 1.41% and 1.72%; expected volatility of 20.71% and 22.08%; risk-free interest rate of 6.43% and 7.66%; and expected life of 6 years for both years. The weighted average fair value on the date of grant for options granted

PAGE
in 1996 and 1995 was $14.45 and $10.89, respectively. As required by FAS 123, this pro forma information is based on stock awards made beginning in 1995 and accordingly is not likely to be representative of the pro forma effects in future years because options vest over several years and additional awards generally are made each year.

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

In accordance with FAS 87, "Employers' Accounting for Pensions", the

PAGE

 Company recorded an additional minimum pension liability for the Domestic Plan of $23.3 million and $19.5 million at December 31, 1996 and 1995, respectively, representing the excess of unfunded accumulated benefit obligation over previously recorded pension cost liabilities. A corresponding amount was recognized as an intangible asset to the extent of unrecognized prior service cost and net transition obligation, with the balance recorded as a separate reduction of stockholders' equity.
In 1996 and 1995, the Company recorded an intangible asset of $10.4 million and $10.5 million, respectively and a reduction to stockholders' equity of $13.0 million and $9.1 million, respectively.

Net pension costs for the Domestic Plan for 1996, 1995 and 1994 included the following components:
(Dollars in Thousands)            1996       1995       1994*
Service cost-benefits earned
  during the year               $ 4,057    $ 3,322    $ 3,688
Interest cost on projected benefit
  obligation                     10,248     10,398      9,768
Actual return on plan assets    (10,983)   (20,622)     2,457
Amortization of unrecognized
  transition obligation           1,887      1,887      1,887
Amortization of unrecognized
  prior service cost             (1,769)    (1,769)    (1,738)
Amortization of unrecognized
 losses                           1,005        309          -
Deferred investment loss(gain)      129     10,874    (13,174)
Total pension cost              $ 4,574    $ 4,399    $ 2,888

* Disaggregated for comparative purposes.

PAGE

The following table sets forth the funded status and amounts recognized for the Domestic Plan in the Company's consolidated balance sheet at December 31, 1996 and 1995:

(Dollars in Thousands)                       1996      1995
Actuarial present value of accumulated
 benefit obligation (including vested
 benefits of $128,649 in 1996 and
 $124,701 in 1995)                         $132,110   $127,964
Actuarial present value of projected benefit
 obligation                                 139,142    135,458
Plan assets at fair value                   112,284    110,730
Projected benefit obligation in excess of
 plan assets                                (26,858)   (24,728)
Unrecognized net losses                      20,010     16,582
Unrecognized prior service cost                 902       (867)
Unrecognized net transition obligation        9,437     11,324
Additional minimum liability                (23,317)   (19,545)
Accrued pension liability
                                           $(19,826)  $(17,234)

At December 31, 1996, Domestic Plan assets were primarily invested in fixed income and equity securities. Prior service costs are being amortized over the estimated average remaining service period of active employees. The initial net transition obligation is being amortized over 15 years.

A discount rate of 7.5% in 1996, 7.25% in 1995 and 8.5% in 1994 and a salary increase assumption of 6% in 1996, 1995 and 1994 were used in determining the actuarial present value of the projected benefit obligation. The expected return on assets was 10% in 1996, 1995 and 1994.

PAGE

Foreign Retirement Plans
The Company has several foreign pension plans in which benefits are based primarily on years of service and employee compensation. It is the Company's policy to fund these plans in accordance with local laws and income tax regulations.

Net pension costs for foreign pension plans for 1996, 1995 and 1994 included the following components:
(Dollars in Thousands)               1996     1995       1994*
Service cost-benefits earned during
   the year                        $ 4,900   $ 5,276   $ 6,215
Interest cost on projected benefit
   obligation                       10,084    11,054     9,726
Actual return on plan assets        (9,077)   (8,738)    5,109
Net amortization and deferral        1,251     1,372   (12,690)
Unrecognized net(gain)loss          (2,026)   (1,367)       23
Other                                  (50)        -        59
Total pension cost                 $ 5,082   $ 7,597   $ 8,442

* Disaggregated for comparative purposes.

PAGE

The following table sets forth the funded status and amounts recognized for the foreign pension plans in the Company's consolidated balance sheet at December 31, 1996 and 1995:

(Dollars in Thousands)                       1996             1995
                                    Assets        Accumulated       Assets       Accumulated
                                    Exceed         Benefits         Exceed         Benefits
                                  Accumulated       Exceed        Accumulated      Exceed
                                    Benefits        Assets          Benefits       Assets
Actuarial present value of
 accumulated benefit obligation
 (including vested benefits of:

 1996 - $76,092 and $66,113;
 1995 - $57,723 and $70,747)      $ 76,293         $ 71,779         $57,806      $ 77,075
Actuarial present value of
 projected benefit obligation       84,404           79,290          64,974        89,844
Plan assets at fair value          129,488            6,336         103,438        11,440
Projected benefit obligation
 less than (in excess of)
 plan assets                        45,084          (72,954)         38,464       (78,404)
Unrecognized net loss              (27,517)          (1,884)        (27,370)       (4,745)
Unrecognized prior service
 cost                                4,519                -           4,174            46
Unrecognized net (asset)
 obligation                         (1,492)           5,777          (1,807)        7,171
Prepaid (accrued) pension cost at
 December 31, 1996 and 1995       $ 20,594        $ (69,061)        $13,461       $(75,932)

PAGE

Foreign plans utilized discount rates ranging from 5.5% to 12.0% in both 1996 and 1995 and salary increase assumptions ranging from 2.5% to 10.0% in 1996, and from 2.0% to 10.0% in 1995, to determine the actuarial present value of the projected benefit obligation. The expected rates of return on assets of foreign plans ranged from 4.0% to 12.0% in both 1996 and 1995.

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

PAGE

The components of periodic expense for these postretirement benefits for 1996 and 1995 were as follows:

(Dollars in Thousands)                           1996       1995
Service cost - benefits earned during the year $  610     $  583
Interest cost on accumulated postretirement
  benefit obligation                            2,824      3,047
Amortization of prior service cost               (934)      (934)
Total periodic expense                         $2,500     $2,696


The following table sets forth the funded status and amounts recognized for the Company's postretirement benefit plans in the consolidated balance sheet at December 31, 1996 and 1995:

(Dollars in Thousands)

                                             1996         1995
Accumulated postretirement benefit
  obligation:
 Retirees                                  $ 21,227    $ 28,505
 Fully eligible active plan participants      5,110       5,614
 Other active plan participants              12,420       8,133
 Total accumulated postretirement
  benefit obligation                         38,757      42,252
Plan assets at fair value                         -           -
Accumulated postretirement benefit
  obligation in excess of plan assets       (38,757)    (42,252)
Unrecognized net (loss)gain                  (3,272)      1,423
Unrecognized prior service cost              (4,697)     (5,632)
Accrued postretirement benefit liability   $(46,726)   $(46,461)

PAGE

A discount rate of 7.50% in 1996 and 7.25% in 1995 and a salary increase assumption of 6.0% in 1996 and 1995, were used in determining the accumulated postretirement benefit obligation. A 10.0% and a 9.5% increase in the cost of covered health care benefits were assumed for 1996 and 1995, respectively. This rate is assumed to decrease incrementally to 5.5% in the year 2002 and remain at that level thereafter. The health care cost trend rate assumption does not have a significant effect on the amounts reported. For example, a 1% increase in the health care cost trend rate would increase the accumulated postretirement benefit obligation at December 31, 1996 by approximately $1.7 million, and the net periodic cost for 1996 by approximately $0.2 million.

Postemployment Benefits
Effective January 1, 1994, the Company adopted FAS 112, "Employer's Accounting for Postemployment Benefits", and recognized a one-time after-tax charge of $21.8 million. This Statement requires the Company to accrue the costs of certain benefits, including severance, worker's compensation and health care coverage over an employee's service life.

The Company's liability for postemployment benefits totaled $32.8 million and $36.2 million at December 31, 1996 and 1995, respectively, and is included in deferred compensation and reserve for termination allowances. The net periodic expense recognized in 1996 and 1995 was $21.1 million and $8.8 million, respectively.





NOTE 9:  SHORT-TERM BORROWINGS AND FINANCIAL INSTRUMENTS
The Company and its domestic subsidiaries have lines of credit with various banks. These credit lines permit borrowings at fluctuating interest rates determined by the banks. Short-term borrowings by subsidiaries outside the United States principally consist of drawings

PAGE
against bank overdraft facilities and lines of credit. These borrowings bear interest at the prevailing local rates. Where required, the Company has guaranteed the repayment of the borrowings. Unused lines of credit by the Company and its subsidiaries at December 31, 1996 and 1995 aggregated $313.0 million and $319.0 million, respectively. The weighted average interest rate on outstanding balances at December 31, 1996 was 5.9%. Current maturities of long-term debt are included in the payable to banks balance.

The Company occasionally uses forwards and options to hedge a portion of its net investment in foreign subsidiaries and certain intercompany transactions in order to mitigate any impact of changes in foreign exchange rates on working capital. The amount of such hedges at the end of the year was not significant.

NOTE 10:  LONG-TERM DEBT
Long-term debt at December 31 consisted of the following:
(Dollars in Thousands)                           1996       1995
Convertible Subordinated Debentures - 3.75% $115,192 $113,235 Term loans- 6.5% to 14.0%.(5.5% to 14.0%
  in 1995)                                      202,414    158,333
Mortgage notes payable and other long-term loans-
 7.6% to 9.0% (7.5% to 9.0% in 1995)             45,513     44,604
                                                363,119    316,172
Less: current portion                            16,167     32,675
Long-term debt                                 $346,952   $283,497

The increase in long-term debt during 1996 primarily resulted from an additional private placement with the Prudential Insurance Company (Prudential) of $30.0 million at 7.31%, and additional term loans of $25.0 million at 6.97% with SunTrust Bank and $20.0 million at 6.67% with Wachovia Bank and a money market rate loan with Chase Bank of $5.0

PAGE
million at a variable rate from 5.6% to 6.5%. This debt represents long-term refinancing of short-term debt.

The Convertible Subordinated Debentures were issued in April 1992 and mature on April 1, 2002 with a face value of $135.0 million. The terms of the bond offering included an issuance price equal to 77% of the face value with a coupon of 3.75%. The debentures are convertible into common stock of the Company at a rate of 22.238 shares per each U.S. $1,000 principal amount. Fair value of the Convertible Subordinated Debentures as of December 31, 1996 was approximately $142 million. The fair value was estimated by obtaining quotes from brokers.

Term loans at December 31, 1996 consisted of $114.1 million of private placements with Prudential, $25.0 million in term loans with First Chicago NBD, $40.0 million in term loans with SunTrust Bank, $20.0 million in term loans with Wachovia Bank and a $3.3 million private placement loan with Massachusetts Mutual. The private placements with Prudential have payments due in 1997 through 1998 and 2002 through 2006. The other term loans have payments due in 1997 through 2003.

Mortgage notes payable and other long-term loans at December 31, 1996 primarily related to a $35.3 million mortgage which was used to finance the purchase of a building and land by one of the Company's subsidiaries during 1993. The terms of the mortgage call for annual payments of approximately $0.6 million from 1997-2002 with a balloon payment of $31.6 million thereafter.

PAGE

Under various loan agreements, the Company must maintain specified levels of net worth and meet certain cash flow requirements, and is limited in the level of indebtedness. The Company has complied with the limitations under the terms of these loan agreements.

Long-term debt maturing over the next five years is as follows: 1997- $16.2 million; 1998-$25.5 million; 1999-$26.4 million; 2000-$5.8 million; and 2001-$14.0 million. Of the remaining debt of $274.2 million, $212.6 million matures during the years 2002-2005 while $61.6 million matures in subsequent years.

All material financial instruments are carried in the consolidated balance sheet at amounts which approximate fair values unless otherwise disclosed. The fair value was estimated by obtaining quotes from brokers.


NOTE 11: DISCLOSURES UNDER FAS 95
This Statement requires disclosures of specific cash payments and non-cash investing and financing activities. The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Income Tax and Interest Payments
Cash paid for income taxes was approximately $101.8 million, $80.8 million and $67.1 million, in 1996, 1995 and 1994, respectively.
Interest payments were approximately $27.1 million in 1996, $25.0 million in 1995 and $23.0 million in 1994.
PAGE

Acquisitions
As more fully described in Note 3, in 1996 the Company issued 1,824,609 shares, 330,664 shares and 191,291 shares of its common stock in exchange for all of the issued and outstanding stock of DraftDirect Worldwide, The Weber Group and Torre Renta Lazur, respectively. Additionally, the Company issued in conjunction with the acquisitions of Goldberg Moser O'Neill, Jay Advertising and Live Communications 48,154 shares, 30,012 shares and 21,490 shares of its common stock, respectively. In 1995, the Company issued 587,842 shares and 260,756 shares of its common stock in exchange for all the issued and outstanding stock of Anderson & Lembke and Addison Whitney, respectively. Additionally, the Company issued in conjunction with the acquisitions of Hasan & Partners, Bosch & Butz, and Newspaper Services of America, Inc., 121,160 shares, 63,720 shares, and 48,882 shares of its common stock, respectively. In 1994, the Company issued 1,092,629 shares of its common stock in conjunction with the acquisition of Ammirati & Puris and a total of 1,472,393 shares of its common stock in connection with the pooling of interest with Western International Media.

Details of businesses acquired in transaction accounted for as purchases were as follows:
(Dollars in Thousands)                  1996       1995        1994
Fair value of assets acquired         $182,072   $ 73,142   $163,423
Liabilities assumed                    106,289     11,170     64,998
Net assets acquired                     75,783     61,972     98,425
Less: non-cash consideration             7,568      9,637     38,525
Less: cash acquired                     16,867      5,481      4,974
Net cash paid for acquisitions        $ 51,348   $ 46,854   $ 54,926
PAGE

The fair value of assets acquired in 1996 contains approximately $66.8 million of intangible assets. The 1996 amounts shown in the previous table exclude deferred payments of $2.6 million in connection with the acquisition of various advertising agencies, which are payable in 1997 and thereafter, but includes $13.0 million of deferred payments made during 1996 relating to various prior year acquisitions.

The 1995 amounts shown above exclude deferred payments of $3.2 million in connection with the acquisition of various advertising agencies, which are payable in 1996 and thereafter, but include $26.9 million of deferred payments made during 1995 relating to various prior year acquisitions.

The 1994 amounts shown above exclude deferred payments of $9.5 million in connection with the acquisition of various advertising agencies, which are payable in future years, but include $18.3 million of deferred payments made during 1994 relating to various acquisitions.

PAGE

NOTE 12:  RESULTS BY QUARTER (UNAUDITED)

___________________________________________________________________________________________________________________
(Dollars in Thousands             1st Quarter            2nd Quarter            3rd Quarter          4th Quarter
Except Per Share Data)          1996        1995       1996       1995        1996     1995         1996    1995

Gross income                  $506,160    $460,420   $675,345   $557,154     $567,718 $492,486   $788,293    $669,679
Operating expenses             466,109     425,592    521,568    435,588      509,036  444,909    642,892     543,298
Write-down of goodwill and
  other related assets               -           -          -          -            -        -          -      38,177
Provision for income
  taxes                         13,126      11,567     61,248     47,390       20,527   15,953     55,102      47,833
Net income                      17,832      15,176     82,928     63,768       27,471   22,181     76,974      28,687


Per Share Data:


Net income                         .23         .20       1.04        .82          .34      .28        .95         .36


Cash dividends per share          .155        .140        .17       .155          .17     .155        .17         .155


Price range per share:
   High                         47 1/4      37 3/8     49 3/4         39       48 1/2       40         50      43 3/8

   Low                         $40         $32 3/8    $45 5/8        $35 1/4  $41 3/4      $36    $44 3/8     $37 3/8

PAGE

NOTE 13:  GEOGRAPHIC AREAS
Total assets, income from commissions and fees and income before provision for income taxes are presented below by major geographic area:

(Dollars in Thousands)    1996           1995           1994
Total Assets:
United States            $2,236,168    $1,864,095    $1,559,768
International
  Europe                  1,626,966     1,554,283     1,372,466
  Asia Pacific              544,287       515,219       560,965
  Latin America             224,683       193,592       183,701
  Other                     133,026       132,577       116,518
    Total International   2,528,962     2,395,671     2,233,650
    Total Consolidated   $4,765,130    $4,259,766    $3,793,418
Income From Commissions and Fees:
United States            $1,001,545    $  754,576    $ 713,497
International
  Europe                    882,746       837,006       719,881
  Asia Pacific              309,161       281,961       268,124
  Latin America             170,024       152,503       153,469
  Other                      67,032        67,786        61,405
    Total International   1,428,963     1,339,256     1,202,879
    Total Consolidated   $2,430,508    $2,093,832    $1,916,376

PAGE

(Dollars in Thousands)      1996         1995           1994
Income Before Provision for Income Taxes:
Operating income:
United States            $ 197,793     $  131,194    $   88,208
International
  Europe                    96,948         73,424        56,281
  Asia Pacific              57,439         48,292        43,376
  Latin America             35,578         31,626        40,975
  Other                     10,153          7,638         4,884
    Total International    200,118        160,980       145,516

Items not allocated to operations,
  principally interest expense:
  United States             (27,874)      (23,763)      (18,073)
  International             (12,891)      (14,256)      (14,852)
    Total Consolidated   $  357,146    $  254,155    $  200,799

The largest client of the Company contributed approximately 11% in 1996 and 1995, and 10% in 1994 to income from commissions and fees. The Company's second largest client contributed approximately 8% in 1996, 1995 and 1994 to income from commissions and fees.

Dividends received from foreign subsidiaries were $35.2 million in 1996, $31.8 million in 1995 and $43.6 million in 1994. Net assets of foreign subsidiaries were approximately $677 million, $584 million and $558 million at December 31, 1996, 1995 and 1994, respectively.

Consolidated net income includes losses from exchange and translation of foreign currencies of $4.1 million, $4.7 million and $10.6 million in 1996, 1995 and 1994, respectively. PAGE

NOTE 14:  RESTRUCTURING CHARGES
In the fourth quarter of 1994, the Company recorded restructuring charges of $48.7 million in connection with the elimination of duplicate facilities and excess personnel resulting primarily from the merger of Lintas New York and Ammirati & Puris agencies and certain international offices. This amount included $38.3 million of severance charges for involuntary terminations of approximately 600 employees, $6.7 million related to the abandonment of operations and $3.7 million for the consolidation of facilities. At December 31, 1995, the Company's liability related to these restructuring charges totaled $1.3 million for severance, and is included in accrued expenses. The amount of cash payments made during 1995 was approximately $27.8 million. The remaining liability was paid in 1996.

NOTE 15:  COMMITMENTS AND CONTINGENT LIABILITIES
At December 31, 1996, the Company's subsidiaries operating outside the United States were contingently liable for discounted notes receivable of approximately $13.8 million.

The Company and its subsidiaries lease certain facilities and equipment. Gross rental expense amounted to approximately $180 million for 1996, $164 million for 1995 and $141 million for 1994, which was reduced by sublease income of $29.1 million, $19.5 million and $10.8 million in 1996, 1995 and 1994, respectively.
PAGE

During 1995, the Company entered into a transaction whereby it acquired the leasing operations of a third party at a cost of approximately $7 million. These leasing operations include equipment leased from the equipment owner (the "Owner"), which has in turn been leased to a third party (the "Sublessee"). Both leases are accounted for by the Company as operating leases. The Sublessee has prepaid $46.6 million of its obligations under the sublease agreement. This prepayment is held in an interest-bearing escrow account and is to be used to meet the Company's lease obligations to the Owner. At December 31, 1996, the remaining escrow balance of $30.1 million is reflected in prepaid expenses and miscellaneous assets and the unearned sublease income amount of $23.1 million is reflected in other noncurrent liabilities. The deferred tax asset attributable to the prepaid sublease obligation amounts to $18.8 million at December 31, 1996.

Minimum rental commitments for the rental of office premises and equipment under noncancellable leases, some of which provide for rental adjustments due to increased property taxes and operating costs for 1995 and thereafter, are as follows:
(Dollars in Thousands)         Gross         Sublease

Period                         Amount        Income

1997                           $153,043      $24,150

1998                            120,191       13,427

1999                             98,704        6,423

2000                             84,163        4,744

2001                             69,991        3,900

2002 and thereafter             220,418        4,871


Certain of the Company's acquisition agreements provide for the payment by the Company of future contingent consideration based upon future revenues or profits of the companies acquired.PAGE

The Company and certain of its subsidiaries are party to various tax examinations, some of which have resulted in assessments. The Company intends to vigorously defend any and all assessments and believes that additional taxes (if any) that may ultimately result from the settlement of such assessments and open examinations would not have a material adverse effect on the consolidated financial statements.

PAGE

_______________________________________________________________________
                   REPORT OF INDEPENDENT ACCOUNTANTS
_______________________________________________________________________
                                            1177 Avenue of the Americas
                                            New York, New York  10036




To the Board of Directors and Stockholders of
The Interpublic Group of Companies, Inc.             February 14, 1997


In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of The Interpublic Group of Companies, Inc. and its subsidiaries (the "Company") at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in Notes 3 and 8 to the consolidated financial statements, during 1995, the Company changed its method of accounting for long-lived assets in accordance with Statement of Financial Accounting Standards No. 121, and effective January 1, 1994, the Company changed its method of accounting for postemployment benefits as required by Statement of Financial Accounting Standards No. 112.

Price Waterhouse LLP


                                              SELECTED FINANCIAL DATA FOR FIVE YEARS

__________________________________________________________________________________________________
(Dollars in Thousands
Except Per Share Data)               1996         1995           1994            1993        1992
Operating Data
Gross income                      $ 2,537,516  $ 2,179,739    $ 1,984,255    $ 1,793,856  $ 1,855,971
Operating expenses                  2,139,605    1,849,387      1,701,817      1,535,651    1,615,592
Restructuring charges                       -            -         48,715              -            -
Write-down of goodwill and other
   related assets                           -       38,177              -              -            -
Interest expense                       40,765       38,020         32,924         26,445       33,221
Provision for income taxes:           150,003      122,743         86,333         99,819       91,335
Income before effect of accounting
  change                              205,205      129,812        115,247        125,279      111,913
Effect of accounting changes:
  Postemployment benefits <F1>              -            -        (21,780)             -            -
  Income taxes <F2>                         -            -              -           (512)           -
  Postretirement benefits <F3>              -            -              -              -      (24,640)
Net Income                            205,205      129,812         93,467        124,767       87,273
Cash dividends                         51,786       46,124         40,360         35,901       32,483
Per Share Data
Income before effect of accounting
  changes                                2.56         1.66           1.53           1.67         1.50
Effect of accounting changes:
  Postemployment benefits <F1>              -            -           (.29)             -            -
  Income taxes <F2>                         -            -              -           (.01)           -
  Postretirement benefits <F3>              -            -              -              -         (.33)
Net Income                               2.56         1.66           1.24           1.66         1.17
Cash dividends                           .665         .605           .545            .49          .45

Financial Position
Working capital                       154,430      147,701         80,134        167,175      224,534
Total assets                        4,765,130    4,259,766      3,793,418      2,869,817    2,623,345
Long-term debt                        346,952      283,497        241,803        226,085      200,237
Stockholders' equity per share    $     10.73  $      9.42    $      8.36    $      7.54  $      6.81

PAGE

Other Data
Weighted average number
  of shares                        80,293,178   78,180,072     75,570,445     75,215,521   74,974,618
Number of employees                    21,700       19,700         18,100         17,600       16,800


<F1> Reflects the cumulative effect of adopting FAS 112, "Employers' Accounting for Postemployment Benefits."
<F2> Reflects the cumulative effect of FAS 109, "Accounting for Income Taxes."
<F3> Reflects the cumulative effect of FAS 106, "Employers' Accounting for Postretirement Benefits Other
     than Pensions."

PAGE

               VICE CHAIRMAN'S REPORT OF MANAGEMENT


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

The Finance Committee of the Board of Directors, which is comprised of the Company's Chairman and Vice Chairman and three outside Directors, is responsible for defining these lines of responsibility and delegating the authority to management to conduct the day-to-day financial affairs of the Company. In carrying out its duties, the Finance Committee primarily focuses on the setting and monitoring of financial and operational goals; establishing guidelines, approving and monitoring specific proposals for acquisitions; working capital, cash and balance sheet management; and overseeing the hedging of foreign exchange, interest-rate and other financial risks. The Committee meets regularly to review presentations and reports on these and other financial matters, to the Board. It also works closely with, but is separate from, the Audit Committee of the Board of Directors.

The Company has formally stated and communicated policies requiring of employees high ethical standards in their conduct of its business. As a further enhancement of the above, the Company's comprehensive internal audit program is designed for continual evaluation of the adequacy and effectiveness of its internal controls and measures adherence to established policies and procedures.

The Audit Committee of the Board of Directors is comprised of three directors who are not employees of the Company. The Committee reviews audit plans, internal controls, financial reports and related matters, and meets regularly with management, internal auditors and independent accountants. The independent accountants and internal auditors have free access to the Audit Committee, without management being present, to discuss the results of their audits or any other matters.

The independent accountants, Price Waterhouse LLP, are recommended by the Audit Committee of the Board of Directors and selected by the Board of Directors, and their appointment is ratified by the shareholders. The independent accountants have examined the financial statements of the Company and their opinion is presented on page 48.