Form 10-K/A, Exhibit 13
period 1994-12-31
INTERPUBLIC GROUP OF COMPANIES INC
filed 1997-05-20
CIK 51644

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

    The write-down related to 16 separate operating units, primarily advertising and promotion agencies. All but two of these units are located in Europe or North America and were acquired between 1978 and 1994. The reason for the write-down was that the carrying value of the

PAGE
assets exceeded management's estimate of the fair value of these operations which was based primarily on discounted projected cash flows. In determining the fair values, among other factors, management considered the profitability and trend in profitability of each of the units, the effects of economic recessions in various markets, changes in client relationships and spending patterns, the effect of the strong U.S. dollar versus certain foreign currencies and other economic and legal factors where applicable. In some instances strategies had been implemented to improve operating results which did not prove successful and in some instances management reached a decision in 1995 to sell, merge or discontinue the operations.

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

Price Waterhouse LLPPAGE

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