Form 10-K, Exhibit 13
period 1997-12-31
INTERPUBLIC GROUP OF COMPANIES INC
filed 1998-03-26
CIK 51644

THE INTERPUBLIC GROUP OF COMPANIES, INC.


The Interpublic Group of Companies, Inc. is one of the largest organizations of advertising agencies and marketing communications companies in the world. It includes the parent company, The Interpublic Group of Companies, Inc., McCann-Erickson WorldGroup, Ammirati Puris Lintas, The Lowe Group, Western International Media, DraftWorldwide, The Allied Communications Group, Octagon, and other related companies. Interpublic employs more than 27,000 people and maintains offices in over 120 countries.


TABLE OF CONTENTS
_________________
Financial Highlights
Chairman's Report to Stockholders
Vice Chairman's Report Of Management
Financial Statements
Report of Independent Accountants
Selected Financial Data For Five Years
Board of Directors
Executive Officers and Stockholders' Information

















                           FINANCIAL HIGHLIGHTS
               (Dollars in thousands except per share data)
______________________________________________________________________
December 31
                                                              Percent
                                  1997           1996<F1>    Increase
______________________________________________________________________
Operating Data
Gross income                  $ 3,125,846    $ 2,537,516     23.2%
Net Income                    $   239,146    $   205,205     16.5%
Per Share Data:
   Basic EPS                  $      1.98    $      1.76     12.5%
   Diluted EPS                       1.90           1.69     12.4
Cash dividends                        .50            .44     13.6
Share price at December 31    $  49 13/16    $    31 5/8      57.5
Weighted-average shares:
   Basic                      120,984,168    116,843,475      3.5
   Diluted                    129,543,753    125,134,914      3.5%
Financial Position
Working capital               $   274,014    $   154,430     77.4%
Total assets                    5,702,521      4,765,130     19.7
Book value per share          $      8.46    $      7.15<F2> 18.3%
Return on average stockholders'
     equity                         25.8%           25.8%<F2>       -
Gross Income
1997      $3,125,846
1996      $2,537,516
1995      $2,179,739
Basic Earnings Per Share:
1997      $ 1.98
1996      $ 1.76<F1><F2>/1.69<F1>
1995      $ 1.47<F1>/1.14<F3><F1>

Cash Dividends Per Share
1997      $  .50
1996      $  .44<F1>
1995      $  .40<F1>
Return On Average Stockholders' Equity
1997 25.8%
1996 25.8%<F2>/25.0%
1995 23.5%/18.4%<F3>
________________________________________________________________________
<F1> Restated to reflect a three-for-two stock split effected July 1997.
<F2>  Includes an after-tax gain of approximately $8.1 million or $.07  per share (basic) resulting from the sale of a portion of the Company's shares in CKS Group, Inc.
<F3>  Includes  an  after-tax charge of $38.2 million  or  $.33  per  share
(basic) for the write-down of goodwill and related assets.




MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Liquidity and Capital Resources
The Company's financial position continued to be strong during 1997. Working capital increased $119.6 million over 1996 to $274.0 million. This increase in working capital was a result of growing operations and the payment of short-term borrowings with some of the proceeds from the 1.80% Convertible Subordinated Notes due 2004 issued during the latter part of 1997. Working capital increased $6.7 million and $67.6 million in 1996 and 1995, respectively. The increase in working capital in 1995 related to the refinancing of short-term debt with long-term debt.

The current ratio was approximately 1.1 to 1 for the past three years, which is another indication of the Company's strong liquidity. The Company utilized its strong financial position to obtain short-term and long-term financing on competitive terms.

The Company and its subsidiaries maintained credit facilities in the United States and in countries where it conducts business to manage its future liquidity requirements.

                                Summary of
                                ___________
               Short-term credit facilities at December 31,
               ____________________________________________
                           (Dollars in millions)
                 Domestic                         International
       Available          Utilized             Available        Utilized
1997   $288.0             $ 1.4                $210.8           $86.1
1996   $199.6             $15.2                $215.2           $86.6
1995   $199.6             $36.2                $229.1           $73.5

Approximately 47%, 53% and 56% of the Company's assets at December 31, 1997, 1996 and 1995, respectively, were outside the United States. The Company actively hedges to minimize the impact of foreign exchange exposure. However, the notional value and fair value of all outstanding forwards and options contracts at the end of the year were not significant.

The Company is not aware of any significant occurrences that could negatively impact its liquidity. However, should such a trend develop, the Company believes that there are sufficient funds available under its existing lines of credit and from internal cash-generating capabilities to meet future needs.

The principal use of the Company's working capital is to provide for the operating needs of its subsidiaries, which includes payments for space or time purchased from various media on behalf of clients. The Company's practice is to bill and collect from its clients in sufficient time to pay the amounts due media on a timely basis. Other uses of working capital include the repurchase of the Company's common stock, payment of cash dividends, capital expenditures and acquisitions.

During 1997, the Company purchased approximately 3.5 million shares of its common stock for an average price of $41.57 per share. During 1996 and 1995, the Company acquired approximately 2.9 million shares each year for $86.9 million and $69.7 million, respectively. Repurchases are principally used to meet the Company's obligations under various compensation plans.

The Company paid $61.2 million ($.50 per share) in dividends to stockholders in 1997, an 18% increase over 1996 dividends of $51.8 million ($.44 per share). During 1995, the Company paid $46.1 million in dividends or $.40 per share.

The Company's capital expenditures in 1997 were $96.9 million. The primary purpose of expenditures was to modernize the offices and upgrade the computer and communications systems to better serve clients. During 1996, the Company spent $79.1 million for capital improvements, an increase of 14% from 1995. The increase in capital expenditures year over year resulted from the continuing growth of operations.

During 1997, the Company paid approximately $300 million in cash and stock to acquire a number of marketing communications companies to complement its existing agency systems and to optimally position itself in the ever-broadening communications marketplace.

In the fourth quarter of 1997, the Company called for redemption its 3 3/4% Convertible Subordinated Debentures due 2002. Substantially all of the outstanding debentures were converted into approximately 4.3 million shares of the Company's common stock.

Return on average stockholders' equity was 25.8% in 1997 and 1996 and 18.4% in 1995. The return on average stockholders' equity in 1995, excluding the effect of the write-down of goodwill and other related assets was 23.5%.

RESULTS OF OPERATIONS

Worldwide income from commissions and fees increased 23.3% in 1997, 16.1% in 1996 and 9.3% in 1995. The continued growth in revenue was mainly due to the expansion of the business through strategic acquisitions coupled with new business gains.

International revenue, which represented 53.5% of worldwide revenue in 1997, increased $174.4 million or 12.2% over 1996. This was after an unfavorable currency impact of 8.5%. During 1996 and 1995, revenue from international operations increased $89.7 million and $136.4 million, respectively. During 1997, commissions and fees from domestic operations increased 39.2% primarily due to acquisitions and the effect of new business gains. Commissions and fees from domestic operations increased 32.7% in 1996 and 5.8% in 1995.

Other income increased 20.2% in 1997, 24.6% in 1996 and 26.6% in 1995. The increases were primarily due to the proceeds from the sale of investments, primarily All American Communications, Inc. in 1997, CKS Group, Inc. and Spotlink in 1996 and Fremantle International, Inc. in 1995.

Total operating expenses worldwide increased 23.2% in 1997, 15.7% in 1996, and 8.7% in 1995. Cost increases for both domestic and international are in line with revenue increases. Operating expenses outside the United States increased 10.6% in 1997, 6.6% in 1996 and 12.2% in 1995. Domestic operating expenses increased 42.2% in 1997, 32.8% in 1996 and 2.6% in 1995. The 1997
increase in domestic operating expenses resulted from a greater proportion of the Company's earnings being generated domestically.

Significant portions of the Company's expenses relate to employee compensation and various employee incentive and benefit programs which are based primarily upon operating results. In 1997, as part of its continuing cost containment efforts, the Company announced that it was curtailing its domestic pension plan effective April 1, 1998 and recorded pre-tax charges of approximately $16.7 million. The Company will realize a pre-tax savings of approximately $9 million per year. The Company continues to sponsor a domestic defined contribution plan.

Interest expense increased 21.3% in 1997 after increasing 7.2% and 15.5% in 1996 and 1995, respectively. The increase in 1997 was primarily attributable to the issuance of the 1.80% Convertible Subordinated Notes due 2004 and additional financing of acquisitions.

Equity in net income of unconsolidated affiliates decreased in 1997, after increasing in 1996 and 1995. The decrease in equity income in 1997 primarily resulted from the consolidation of a company previously accounted for on the equity basis. The 1996 and 1995 increases were primarily due to the Company's investment in Campbell Mithun Esty.

Income applicable to minority interests increased in 1997, 1996 and 1995 primarily due to the strong performance of companies which were not wholly owned as well as the consolidation of a company with a significant minority interest in 1997, which was previously accounted for on the equity basis.

In 1995, the Company wrote down goodwill and other related assets of $38.2 million or $.33 per share (basic). The reason for the write-down was that the carrying value of the assets exceeded management's estimate of the fair value of these operations which was based primarily on discounted projected cash flows.

The Company's effective income tax rate was 41.9% in 1997, 42.0% in 1996 and 48.3% in 1995. The higher rate in 1995 was primarily attributable to the impact of the write-down of goodwill and other related assets of $38.2 million.

The Company's management continuously evaluates and manages its exposure to exchange, economic, and political risks. The 1997 exchange crisis in Asia had a minimal impact on the Company partly due to the agency systems' contingency plans that included active hedging, repatriation of cash, cost-cutting, and capital improvement freezes.

The Company is engaged in a global effort to assess the required modification or replacement of its internal software to become Year 2000 compliant. Additionally, the Company is working with its major software providers to ensure that they are Year 2000 compliant. Management believes that the required software changes will be completed without causing operational issues. The costs of addressing the Year 2000 issues are not expected to have a material adverse impact on the Company's financial condition or results of operations.




































                           FINANCIAL STATEMENTS
       THE INTERPUBLIC GROUP OF COMPANIES, INC. AND ITS SUBSIDIARIES
                        CONSOLIDATED BALANCE SHEET
                                DECEMBER 31
               (Dollars in thousands except per share data)

ASSETS                                       1997          1996
CURRENT ASSETS:
Cash and cash equivalents (includes
  certificates of deposit: 1997-$256,934;
  1996-$83,680)                           $  715,206   $  468,526
Marketable securities                         30,739        35,408
Receivables (net of allowance for doubtful
  accounts:  1997-$39,439; 1996-$33,301)   2,987,688    2,646,259
Expenditures billable to clients             188,402      130,185
Prepaid expenses and other current assets    103,620       73,081
   Total current assets                    4,025,655    3,353,459


OTHER ASSETS:
Investment in unconsolidated affiliates       46,665      102,711
Deferred taxes on income                      48,752       79,371
Other investments and miscellaneous
  assets                                     208,497      173,308
   Total other assets                        303,914      355,390

FIXED ASSETS, at cost:
Land and buildings                            83,621       82,332
Furniture and equipment                      476,955      413,029
                                             560,576      495,361
Less: accumulated depreciation               312,089      276,448
                                             248,487      218,913
Unamortized leasehold improvements           100,323       88,045
   Total fixed assets                        348,810      306,958

INTANGIBLE ASSETS (net of accumulated
 amortization:  1997-$225,830;
  1996-$186,189)                           1,024,142      749,323

TOTAL ASSETS                              $5,702,521   $4,765,130

The accompanying notes are an integral part of these financial statements.








                           FINANCIAL STATEMENTS
         INTERPUBLIC GROUP OF COMPANIES, INC. AND ITS SUBSIDIARIES
                        CONSOLIDATED BALANCE SHEET
                                DECEMBER 31
               (Dollars in thousands except per share data)

LIABILITIES AND STOCKHOLDERS' EQUITY            1997          1996*
CURRENT LIABILITIES:
Payable to banks                             $  157,555   $  121,655
Accounts payable                              3,013,559    2,626,695
Accrued expenses                                429,451      317,157
Accrued income taxes                            151,076      133,522
   Total current liabilities                  3,751,641    3,199,029

NONCURRENT LIABILITIES:
Long-term debt                                  250,947      231,760
Convertible subordinated debentures
  and notes                                     201,768       115,192
Deferred compensation and reserve
 for termination allowances                     247,747      210,670
Accrued postretirement benefits                  47,404       46,726
Other noncurrent liabilities                     63,942       66,457
Minority interests in consolidated
 subsidiaries                                    31,917       23,281
   Total noncurrent liabilities                 843,725      694,086

STOCKHOLDERS' EQUITY:
Preferred Stock, no par value
  shares authorized:  20,000,000
  shares issued:  none

Common Stock, $.10 par value
 shares authorized:  225,000,000
 shares issued:
   1997 - 143,567,843;
   1996 - 136,410,542                            14,357       13,641
Additional paid-in capital                      631,757      465,945
Retained earnings                             1,036,306      855,113
Adjustment for minimum pension liability        (13,207)     (12,979)
Net unrealized gain on equity securities         12,405            -
Cumulative translation adjustment              (154,093)     (82,978)
                                              1,527,525    1,238,742
Less:
 Treasury stock, at cost:
   1997 - 12,749,317 shares;
   1996 - 14,712,143 shares                     363,736      319,377
Unamortized expense of restricted
   stock grants                                  56,634       47,350
   Total stockholders' equity                 1,107,155      872,015

COMMITMENTS AND CONTINGENCIES (SEE NOTE 15)  ___________  __________

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY   $5,702,521   $4,765,130

* Restated to reflect a three-for-two stock split effected July 1997.

                           FINANCIAL STATEMENTS
       THE INTERPUBLIC GROUP OF COMPANIES, INC. AND ITS SUBSIDIARIES
                     CONSOLIDATED STATEMENT OF INCOME
                          YEAR ENDED DECEMBER 31
               (Dollars in thousands except per share data)

                                    1997        1996*        1995*
Commissions and fees               $2,997,202  $2,430,508   $2,093,832
Other income                          128,644     107,008       85,907
    Gross income                    3,125,846   2,537,516    2,179,739

Salaries and related expenses       1,684,841   1,344,238    1,149,964
Office and general expenses           950,285     795,367      699,423
Interest expense                       49,445      40,765       38,020
Write-down of goodwill and other
   related assets                           -           -       38,177
   Total costs and expenses         2,684,571   2,180,370    1,925,584

Income before provision for
  income taxes                        441,275     357,146      254,155

Provision for income taxes            184,883     150,003      122,743

Income of consolidated
  companies                           256,392     207,143      131,412
Income applicable to minority
  interests                           (23,754)    (14,382)      (7,686)
Equity in net income of
    unconsolidated affiliates           6,508      12,444        6,086
Net Income                         $  239,146  $  205,205   $  129,812

Per Share Data:
 Basic EPS                             $1.98        $1.76        $1.14
 Diluted EPS                            $1.90       $1.69        $1.11


* Per share data has been restated to reflect a three-for-two stock split effected July 1997.

The accompanying notes are an integral part of these financial statements.












                                                       FINANCIAL STATEMENTS
(Dollars in thousands)            THE INTERPUBLIC GROUP OF COMPANIES, INC. AND
ITS SUBSIDIARIES
                                       CONSOLIDATED STATEMENT OF CASH FLOWS
                                                       YEAR ENDED DECEMBER 31
CASH FLOWS FROM OPERATING ACTIVITIES:                               1997           1996         1995
Net Income                                                       $239,146       $205,205
$129,812
Adjustments to reconcile net income to cash provided by
   operating activities:
  Depreciation and amortization of fixed assets                    74,953         60,457
49,967
  Amortization of intangible assets                                39,641         28,516
27,628
  Amortization of restricted stock awards                          16,222         14,451
13,558
  Provision for deferred income taxes                              12,660          4,072
(18,535)
  Noncash pension plan charges                                     16,700
-             -
  Equity in net income of unconsolidated affiliates                (6,508)
(12,444)                                                           (6,086)
  Income applicable to minority interests                          23,754         14,382
7,686
  Translation losses                                                1,321          3,484
4,071
  Write-down of goodwill and other related assets                       -              -
38,177
  Sale of investments                                             (44,598)
(35,043)           -
  Other                                                            (9,515)
(6,513)                                                            (9,526)
Change in assets and liabilities, net of acquisitions:
  Receivables                                                    (309,862)
(243,701)                                                        (243,109)
  Expenditures billable to clients                                (25,595)
(12,720)                                                           (2,107)
  Prepaid expenses and other assets                               (15,517)
(36,496)                                                          (30,008)
  Accounts payable and accrued expenses                           249,565        263,859
182,580
  Accrued income taxes                                              1,957         22,538
11,633
  Deferred compensation and reserve for termination allowances     12,790        (21,021)
8,638
  Net cash provided by operating activities                       277,114        249,026
164,379
CASH FLOWS FROM INVESTING ACTIVITIES:
  Acquisitions, net                                               (80,078)       (51,348)
(64,224)
  Capital expenditures                                            (96,903)
(79,081)                                                          (69,562)
  Proceeds from sales of assets                                   113,327         39,398
1,722
  Net proceeds from(net purchase of) marketable securities            189          1,037
(8,524)
  Investment in unconsolidated affiliates                          (8,371)        17,210
(14,044)
  Net cash used in investing activities                           (71,836)
(72,784)                                                         (154,632)
CASH FLOWS FROM FINANCING ACTIVITIES:
  Increase (decrease)in short-term borrowings                      21,756        (25,178)
17,565
  Proceeds from long-term debt                                    254,759         75,514
67,858
  Payments of long-term debt                                      (22,824)       (51,581)
(14,682)
  Treasury stock acquired                                        (144,094)       (86,949)
(69,720)
  Issuance of common stock                                         36,862         19,588
31,206
  Cash dividends                                                  (61,242)       (51,786)
(46,124)
  Net cash provided by (used in) financing activities              85,217       (120,392)
(13,897)
Effect of exchange rates on cash and cash equivalents             (43,815)        (5,772)
8,889
Increase in cash and cash equivalents                             246,680         50,078
4,739
Cash and cash equivalents at beginning of year                    468,526        418,448
413,709
Cash and cash equivalents at end of year                         $715,206       $468,526
$418,448
The accompanying notes are an integral part of these financial statements.

FINANCIAL STATEMENTS
          THE INTERPUBLIC GROUP OF COMPANIES, INC. AND ITS SUBSIDIARIES
                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                FOR THE THREE-YEAR PERIOD ENDED DECEMBER 31, 1997
                                 (Dollars in thousands)
                                                                                           Net

Unrealized
Unamortized
                                           Additional             Minimum   Gain
on                                         Cumulative                              Expense
                                 Common    Paid-In     Retained   Pension
Equity                                     Translation Treasury   of Restricted
                                 Stock     Capital     Earnings   Liability
Securities                       Adjustment                       Stock
Stock Grants

BALANCES, DECEMBER 31, 1996     $13,641*   $465,945    $855,113*  $(12,979) $
-                                      $(82,978)            $319,377        $
47,350
Net income                                              239,146
Cash dividends                                          (61,242)
Foreign currency translation
 adjustment
(71,115)
Awards of common stock under Company
 plans:
 Management incentive compensation              534
 Achievement stock awards                       253
(175)
 Restricted stock                    53      27,821
27,873
Employee stock purchases             23       9,684
Exercise of stock options           138      27,905
Purchase of Company's own stock
144,094
Tax benefit relating to
 exercise of stock options                   12,950
Restricted Stock:  Forfeitures
3,664                              (2,367)
                   Amortization
(16,222)
Issuance of shares for acquisitions         (31,692)      3,348
(103,224)
Conversion of convertible
   debentures                       443     118,357
Adjustment for minimum pension
 liability                                                            (228)
Par value of shares issued
  for three-for-two stock split      59                     (59)
Change in market value of
  securities available-for-sale
12,405
________________________________________________________________________________
____________________________________________



BALANCES, DECEMBER 31, 1997     $14,357    $631,757  $1,036,306   $(13,207)  $
12,405   $(154,093)                  $363,736   $ 56,634


                                                       FINANCIAL STATEMENTS
          THE INTERPUBLIC GROUP OF COMPANIES, INC. AND ITS SUBSIDIARIES
                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                FOR THE THREE-YEAR PERIOD ENDED DECEMBER 31, 1997
                                                                 (Dollars in
thousands)
                                                                                           Net

Unrealized                                                  Unamortized
                                           Additional             Minimum   Gain
on                                   Cumulative                        Expense
                                 Common    Paid-In     Retained   Pension
Equity                               Translation       Treasury   of Restricted
                                 Stock     Capital     Earnings   Liability
Securities  Adjustment           Stock     Stock Grants

BALANCES, DECEMBER 31, 1995      $8,963    $446,931    $704,946   $( 9,088) $
-     $(93,436)                  $268,946    $ 39,664
Net income                                              205,205
Cash dividends                                          (51,786)
Foreign currency translation
 adjustment
10,458
Awards of common stock under Company
 plans:
 Management incentive compensation              172
 Achievement stock awards                       159
(103)
 Restricted stock                    50      22,831
23,247
Employee stock purchases             19       7,273
Exercise of stock options            61      12,738
Purchase of Company's own stock
86,949
Tax benefit relating to
 exercise of stock options                    4,381
Restricted Stock:  Forfeitures       (1)
1,244                                (1,110)
                   Amortization
(14,451)
Issuance of shares for acquisitions         (29,463)      1,295
(37,659)
Conversion of convertible
 debentures                           2         923
Adjustment for minimum pension
 liability                                                         ( 3,891)
Par value of shares issued
  for three-for-two stock split    4,547                  (4,547)
________________________________________________________________________________
_________________________________________

BALANCES, DECEMBER 31, 1996      $13,641*  $465,945     $855,113* $(12,979) $
-     $(82,978)   $319,377         $ 47,350
* Restated to reflect three-for-two stock split effected July 1997.

                                                         FINANCIAL STATEMENTS
          THE INTERPUBLIC GROUP OF COMPANIES, INC. AND ITS SUBSIDIARIES
                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                FOR THE THREE-YEAR PERIOD ENDED DECEMBER 31, 1997

(Dollars in thousands)                                                      Net

Unrealized
Unamortized
                                           Additional             Minimum   Gain
on                                    Cumulative
Expense
                                 Common    Paid-In     Retained   Pension
Equity                                Translation         Treasury          of
Restricted
                                 Stock     Capital     Earnings   Liability
Securities   Adjustment             Stock       Stock Grants

BALANCES, DECEMBER 31, 1994      $8,771    $383,678    $619,627   $(6,422)  $
-                                     $ (97,587)          $222,698
$35,942
Net income                                              129,812
Cash dividends                                          (46,124)
Foreign currency translation
  adjustment
4,151
Awards of common stock under Company
  plans:
  Achievement stock awards                      167
(98)
  Restricted stock                   50      18,256
18,306
Employee stock purchases             15       5,073
Exercise of stock options           127      28,849
Purchase of Company's own stock
75,229
Tax benefit relating to
  exercise of stock options                   5,809
Restricted Stock:  Forfeitures
1,608                                 (1,026)
                   Amortization
(13,558)
Issuance of shares for acquisitions           5,099       1,631
(30,491)
Adjustment for minimum pension
  liability                                                        (2,666)
________________________________________________________________________________
___________________________________________

BALANCES, DECEMBER 31, 1995      $8,963    $446,931    $704,946   $(9,088)  $
-      $(93,436)    $268,946    $39,664

The accompanying notes are an integral part of these financial statements.

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
       THE INTERPUBLIC GROUP OF COMPANIES, INC. AND ITS SUBSIDIARIES

NOTE 1:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Nature of Operations: The Company is a worldwide provider of advertising agency and related services. The Company conducts business through the following subsidiaries: McCann-Erickson WorldGroup, Ammirati Puris Lintas, The Lowe Group, Western International Media, DraftWorldwide, Allied Communications Group, Octagon and other related companies. Interpublic also has arrangements through association with local agencies in various parts of the world. Other "marketing communications" activities conducted by the Company are market research, sales promotion, product development, direct marketing, telemarketing and other related services.

Principles of Consolidation: The consolidated financial statements include the accounts of the Company and its subsidiaries, most of which are wholly owned. The Company also has certain investments in unconsolidated affiliates that are carried on the equity basis.

Short-term and Long-term Investments: The Company's investments in marketable and equity securities are categorized as available-for-sale securities, as defined by Statement of Financial Accounting Standards No. 115, (SFAS 115),"Accounting for Certain Investments in Debt and Equity Securities". Unrealized holding gains and losses are reflected as a net amount in a separate component of stockholders' equity until realized. The cost of securities sold is based on the average cost of securities when computing realized gains and losses.

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

Long-lived Assets: The excess of purchase price over the fair value of net tangible assets acquired is amortized on a straight-line basis over periods not exceeding 40 years.

The Company evaluates the recoverability of the carrying value of long-lived assets whenever events or changes in circumstances indicate that the net book value of an operation may not be recoverable. If the sum of projected future undiscounted cash flows of an operation is less than its carrying value, an impairment loss is recognized. The impairment loss is measured by the excess of the carrying value over fair value based on estimated discounted future cash flows or other valuation measures.

Income Taxes: Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for income tax purposes.

Earnings per Common and Common Equivalent Share:  As further discussed in
Note 3, the Company adopted Statement of Financial Accounting Standards No. 128, (SFAS 128), "Earnings Per Share", in the fourth quarter of 1997. Basic earnings per share is based on the weighted-average number of common shares outstanding during each year. Diluted earnings per share also includes common equivalent shares applicable to grants under the stock incentive and stock option plans and the assumed conversion of convertible subordinated debentures and notes, if they are determined to be dilutive.

Treasury Stock: Treasury stock is acquired at market value and is recorded at cost. Issuances are accounted for on a first in, first out basis.

Concentrations of Credit Risk: The Company's clients are in various businesses, located primarily in North America, Latin America, Europe and the Pacific Region. The Company performs ongoing credit evaluations of its clients. Reserves for credit losses are maintained at levels considered adequate by management. The Company invests its excess cash in deposits with major banks and in money market securities. These securities typically mature within 90 days and bear minimal risk.

NOTE 2:  STOCKHOLDERS' EQUITY
On May 19, 1997, the stockholders approved an increase in the number of authorized common shares from 150,000,000 shares to 225,000,000 shares. The stockholders also approved a three-for-two stock split, effected in the form of a 50% stock dividend paid on July 15, 1997 to stockholders of record as of June 27, 1997. The number of shares reserved for issuance pursuant to various plans under which stock is issued was increased by 50%. The three-for-two stock split has been reflected retroactively in the consolidated financial statements and all per share data, shares, and market prices of the Company's common stock included in the consolidated financial statements and notes thereto have been adjusted to give effect to the stock split.

The Company has a Preferred Share Rights Plan designed to deter coercive takeover tactics. Pursuant to this plan, common stockholders are entitled to purchase 1/100 of a share of preferred stock at an exercise price of $100 if a person or group acquires or commences a tender offer for 15% or more of Interpublic's common stock. Rights holders (other than the 15% stockholder) will also be entitled to buy, for the $100 exercise price, shares of Interpublic's common stock with a market value of $200 in the event a person or group actually acquires 15% or more of Interpublic's common stock. Rights may be redeemed at $.01 per right under certain circumstances.NOTE 3: EARNINGS PER SHARE
In the fourth quarter of 1997, the Company adopted Statement of Financial Accounting Standards No. 128, (SFAS 128), "Earnings Per Share", which specifies the method of computation, presentation and disclosure for earnings per share(EPS). SFAS 128 replaces the presentation of primary EPS with basic EPS and requires dual presentation of basic and diluted EPS. All prior period EPS data has been restated to comply with SFAS 128 and to reflect the three-for-two stock split effected July 1997.

In accordance with SFAS 128, the following is a reconciliation of the components of the basic and diluted EPS computations for income available to common stockholders:

                                                                 FOR THE YEAR
ENDED DECEMBER 31,

(Dollars in thousands)

                                        1997                       1996
1995
                                                PER
PER                           PER
                                                SHARE
SHARE                         SHARE
                         INCOME      SHARES     AMOUNT INCOME      SHARES
AMOUNT  INCOME    SHARES      AMOUNT

BASIC EPS
Income available
 to common stockholders  $239,146    120,984,168   $1.98   $205,205
116,843,475      $1.76    $129,812   113,634,945   $1.14


EFFECT OF DILUTIVE SECURITIES
Options                              2,910,648
2,219,373                             1,921,923
Restricted stock              447        1,638,646                     384
1,605,564                 461      2,080,067
3 3/4% Convertible
   Subordinated Debentures  5,929       4,010,291              6,410
4,466,502


DILUTED EPS               $245,522    129,543,753    $1.90   $211,999
125,134,914    $1.69         $130,273   117,636,935    $1.11

The computation of diluted EPS for 1995 and 1997 excludes the assumed conversion of the 3 3/4% Convertible Subordinated Debentures and the 1.80% Convertible
Subordinated Notes, respectively, because they were antidilutive.

NOTE 4: ACQUISITIONS AND RELATED COSTS

The Company acquired a number of advertising and communications companies during the three year period ended December 31, 1997. The aggregate purchase price, including cash and stock payments, was $301 million, $172 million and $140 million in 1997, 1996 and 1995, respectively. All prior years' share data has been restated to reflect a three-for-two stock split effected July 1997.

In 1997, 4,059,255 shares of the Company's common stock were issued for acquisitions accounted for as poolings of interests. Some of the companies pooled and the respective shares of the Company's common stock issued were Complete Medical Group- 708,789 shares, Integrated Communications Corporation - 585,054 shares, Advantage International- 579,206 shares and Ludgate- 539,459 shares. Additional companies accounted for as poolings of interests include Adler Boschetto Peebles, Barnett Fletcher, Davies Baron, Diefenbach Elkins, D.L. Blair, Rubin Barney & Birger, Inc. and Technology Solutions Inc.

In 1997, the Company also paid $80 million in cash and issued 1,200,059 shares of its common stock for acquisitions accounted for as purchases and equity investments. Such acquisitions included Marketing Corporation of America, Medialog, The Sponsorship Group, Kaleidoscope and Addis Wechsler (51% interest). The Company also increased its interest in Campbell Mithun Esty by 25%. The Company also recorded acquisition related deferred payments of $38 million.

In 1996, the Company issued 3,519,847 shares of its stock for acquisitions accounted for as poolings of interests. Pooled companies included
DraftDirect- 2,736,914 shares, The Weber Group- 495,996 shares and Torre Renta Lazur- 286,937 shares.

During 1996, the Company paid $56 million in cash and issued 190,653 shares of its common stock for acquisitions accounted for as purchases and equity investments. Such acquisitions included Angotti Thomas Hedge, Jay
Advertising, Media Inc., McAdams Healthcare, GGK (49% interest) and Goldberg Moser O'Neill (49% interest).

In 1995, the Company acquired Anderson & Lembke and Addison Whitney for 881,763 and 391,134 shares of its common stock, respectively. These acquisitions were accounted for as poolings of interests. The Company also issued 1,364,039 shares of its common stock and paid $45 million in cash for companies accounted for as purchases and equity investments. Such acquisitions included Newspaper Services of America, Kevin Morley Marketing, Bosch & Butz (80% interest), Mark Goodson Productions (50% interest), Campbell Mithun Esty (50% interest) and CKS Group, Inc. (28% interest).

The Company's financial statements were not restated for poolings of interests as the Company's consolidated results would not have changed significantly. Deferred payments of both cash and shares of the Company's common stock for prior years' acquisitions were $43 million, $16 million, and $27 million in 1997, 1996 and 1995, respectively.

During 1997, the Company sold its investment in All American
Communications, Inc. for approximately $77 million. During 1996, the Company sold its 50% investment in Mark Goodson Productions for approximately $29 million, a portion of its investment in CKS Group, Inc. for $37.6 million and its investment in Spotlink for $11.7 million in shares of the purchaser's common stock.

In the fourth quarter of 1995, the Company adopted Statement of Financial Accounting Standards No. 121, (SFAS 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of". SFAS 121 established accounting standards for the recognition and the measurement of impairment of long-lived assets and certain identifiable intangibles including goodwill. As a result of the adoption of SFAS 121, the Company recorded a noncash charge of $38.2 million, comprised of a write-down of $25.8 million for goodwill and $12.4 million for investments and advances.

The write-down related to sixteen separate operating units, primarily advertising and promotion agencies. All but two of these units are located in Europe or North America and were acquired between 1978 and 1994. The reason for the write-down was that the carrying value of the assets exceeded management's estimate of the fair value of these operations which was based primarily on discounted projected cash flows. The fair values estimated by management took into consideration the following: the profitability and trend in profitability of each of the operations, the effects of economic recessions in the various markets, changes in client relationships, trends in clients' spending patterns, the strength of the U.S. dollar relative to foreign currencies and additional political, economic and legal factors where applicable. In some instances, strategies had been implemented to improve operating results which did not prove successful and in some instances management reached a decision in 1995 to sell, merge, or discontinue the operations.

NOTE 5:  PROVISION FOR INCOME TAXES
The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, (SFAS 109), "Accounting for Income Taxes". SFAS 109 applies an asset and liability approach that requires the recognition of deferred tax assets and liabilities with respect to the expected future tax consequences of events that have been recognized in the consolidated financial statements and tax returns.

The components of income before provision for income taxes are as follows:
(Dollars in thousands)        1997         1996         1995
Domestic                    $214,584     $169,919     $107,431
Foreign                      226,691      187,227      146,724
Total                       $441,275     $357,146     $254,155

The provision for income taxes consisted of:
(Dollars in thousands)        1997         1996         1995
Federal income taxes (including foreign
   withholding taxes):
  Current                   $ 65,373     $ 56,289     $ 37,149
  Deferred                     8,234          246        3,751
                              73,607       56,535       40,900
State and local income taxes:
  Current                     21,529       19,830       11,741
  Deferred                     1,944        2,824          625
                              23,473       22,654       12,366
Foreign income taxes:
  Current                     85,321       69,812       61,255
  Deferred                     2,482        1,002        8,222
                              87,803       70,814       69,477
Total                       $184,883     $150,003     $122,743

At December 31, 1997 and 1996 the deferred tax assets/(liabilities) consisted of the following items:
(Dollars in thousands)                       1997         1996
Postretirement/postemployment benefits   $ 39,318     $ 38,588
Deferred compensation                       7,934        9,759
Pension costs                              11,873        6,785
Depreciation                               (9,072)     (7,733)
Rent                                       (3,979)     10,364
Interest                                    2,056        6,051
Accrued reserves                            4,361        4,551
Investments in equity securities           (8,956)          -
Tax loss/tax credit carryforwards          22,172       22,510
Other                                      (4,798)       3,016
Total deferred tax assets                  60,909       93,891
Deferred tax valuation allowance           12,157       14,520
Net deferred tax assets                  $ 48,752     $ 79,371

The valuation allowance of $12,157,000 and $14,520,000 at December 31, 1997 and 1996, respectively, represents a provision for uncertainty as to the realization of certain deferred tax assets, including U.S. tax credit and net operating loss carryforwards in certain jurisdictions. The change during 1997 in the deferred tax valuation allowance primarily relates to the utilization of the tax credit and net operating loss carryforwards. At December 31, 1997 there were $7,052,000 of tax credit carryforwards with expiration periods through 2002 and net operating loss carryforwards with a tax effect of $15,120,000 with various expiration periods. The Company has concluded that based upon expected future results, it is more likely than not that the net deferred tax asset balance will be realized.

A reconciliation of the effective income tax rate as shown in the consolidated statement of income to the federal statutory rate is as follows:
                                        1997     1996    1995
Statutory federal income tax rate       35.0%    35.0%   35.0%
State and local income taxes,
  net of federal income tax benefit      3.5      2.9     3.2
Impact of foreign operations, including
  withholding taxes                      1.0      1.1     3.8
Goodwill and intangible assets           2.5      2.5     7.3
Other                                   (0.1)     0.5    (1.0)
Effective tax rate                      41.9%    42.0%   48.3%

The total amount of undistributed earnings of foreign subsidiaries for income tax purposes was approximately $415.4 million at December 31, 1997. No provision has been made for foreign withholding taxes or United States income taxes which may become payable if undistributed earnings of foreign subsidiaries were paid as dividends to the Company, since a major portion of these earnings has been reinvested in working capital and other business needs. The additional taxes on that portion of undistributed earnings which is available for dividends are not practicably determinable.

NOTE 6: INCENTIVE PLANS
The 1997 Performance Incentive Plan, ("1997 PIP Plan"), approved by the Company's stockholders in May 1997, replaced the Company's Management Incentive Compensation Plan, Long-Term Performance Incentive Plan, 1996 Stock Incentive Plan and the 1986 Stock Incentive Plan ("Predecessor Plans"). Awards made under the Predecessor Plans remain subject to their terms and conditions. The 1997 PIP Plan includes the following types of awards: (1) stock options, (2) stock appreciation rights, (3) restricted stock, (4) phantom shares, (5) performance units and (6) management incentive compensation performance awards.

The maximum number of shares of the Company's common stock which may be granted in any year under the 1997 PIP Plan, excluding management incentive compensation performance awards, is equal to a base amount (1.85% of the total number of shares of the Company's common stock outstanding on the first day of the year) supplemented by additional shares as defined in the 1997 PIP Plan document. The 1997 PIP Plan also limits the number of shares available with respect to stock option and stock appreciation rights awards made each year to any one participant as well as the number of shares available under certain types of awards.

The following discussion relates to transactions under the 1997 PIP Plan, the Predecessor Plans as well as other incentive plans. Except as otherwise noted, awards under the 1997 PIP Plan have terms similar to awards made under the respective Predecessor Plans. All prior years' EPS and share data has been restated to reflect a three-for-two stock split effected July 1997.

Stock Options
The 1997 PIP Plan provides for the granting of either incentive stock options (ISO's) or nonstatutory options to purchase shares at the fair value of the Company's common stock on the date of grant. The Compensation Committee of the Board of Directors, ( the "Committee"), is responsible for determining the vesting terms and the exercise period of each grant within the limitations set forth in the 1997 PIP Plan document.

Outstanding options are generally granted at the fair market value of the Company's common stock on the date of grant and are exercisable based on a schedule determined by the Committee. Generally, options become exercisable between two and five years after the date of grant and expire ten years from the date of grant.

Under the 1988 Stock Option Plan, the Company can grant, through 1998, options to purchase 900,000 shares of the Company's common stock to key employees who are employed outside the United States. As permitted under this Plan, certain options were granted at prices less than the market value of the Company's common stock.

The Company also maintains a stock plan for outside directors. Under this plan, 300,000 shares of common stock of the Company are reserved for issuance. Stock options under this plan are awarded at the fair market value of the Company's common stock on the date the option is granted. Options generally become exercisable three years after the date of grant and expire ten years from the date of grant.

Following is a summary of stock option transactions during the three-year period ended December 31, 1997:
                                        Number of      Weighted-
                                        Shares         Average
                                        Under Option   Exercise Price
________________________________________________________________
Balance, December 31, 1994              9,135,213           $16
Exercisable, December 31, 1994          2,345,247            10
________________________________________________________________

New Awards                               3,115,196           22
Exercised                               (1,903,550)          14
Cancelled                                 (409,707)          20
Balance, December 31, 1995               9,937,152           22
Exercisable, December 31, 1995           4,538,483           11
_________________________________________________________________

New Awards                               3,503,580           31
Exercised                                 (907,866)          14
Cancelled                                 (466,923)          22
Balance, December 31, 1996               12,065,943           22
Exercisable, December 31, 1996            3,846,002           14
_________________________________________________________________

New Awards                               2,210,980           38
Exercised                               (1,733,559)          16
Cancelled                                 (521,160)          24
Balance, December 31, 1997               12,022,204           26
Exercisable, December 31, 1997            4,201,219           17
_________________________________________________________________

The following table summarizes information about stock options outstanding at December 31, 1997:
                             Weighted-
                             Average     Weighted-               Weighted-
                      Number      Remaining   Average  Number
     Average
Range of         Outstanding Contractual Exercise Exercisable   Exercise
Exercise Prices  at 12/31/97 Life        Price    at 12/31/97   Price
$4.91 to $14.99  2,255,982     3.50         $14       2,252,156  $14

15.00 to 21.99        3,751,339     6.19          21       1,812,194   20

22.00 to 31.99        3,772,182     8.19          30         136,869   25

32.00 to 49.09        2,242,701     9.34          39            -      -

Stock Appreciation Rights
The 1997 PIP Plan permits the Company to grant stock appreciation rights. A stock appreciation right entitles the holder to receive an amount equal to the fair market value of a share of common stock of the Company on the date of exercise over a base price. No such awards have been made to date.

Restricted Stock
Various incentive plans incorporate the issuance of restricted stock subject to certain restrictions and vesting requirements determined by the Committee.

Restricted stock awards are subject to certain restrictions and vesting requirements, generally five to seven years. No monetary consideration is paid by a recipient for a restricted stock award. The cost of these shares is amortized over the restriction periods. The Committee is authorized to direct that discretionary tax assistance payments may be made to recipients when the restrictions lapse. Such payments are expensed as awarded. At December 31, 1997, there were a total of 3,589,605 shares of restricted stock outstanding. During 1997, 1996 and 1995, the Company awarded 699,257 shares, 720,903 shares and 745,842 shares of restricted stock with a weighted-average grant date fair value of $38.96, $31.14 and $24.55, respectively.

Restricted shares under the Outside Directors' Plan are subject to certain restrictions and vesting requirements, generally five years. At December 31, 1997, there were 18,000 shares of restricted stock outstanding. During 1997, the Company awarded 6,000 shares under this Plan with a weighted-average grant date fair value of $40.

Phantom Shares
The 1997 PIP Plan permits the Company to grant phantom shares. A phantom share represents the right of the holder to receive an amount determined by the Committee based on the achievement of performance goals. No such grants have been made under the 1997 PIP Plan.

Performance Units
The 1997 PIP Plan and its predecessor, the Long-Term Performance Incentive Plan, permit the Company to grant performance units. Performance units represent the contractual right of the holder to receive a payment that becomes vested upon the attainment of performance objectives determined by the Committee.

Grants consisting of performance units have been awarded to certain key employees of the Company and its subsidiaries. The ultimate value of these performance units is contingent upon the annual growth of profit (as defined) of the Company, its operating components or both, over the 1995-1998 and 1997-2000 performance periods. The awards are generally paid in cash. The projected value of these units is accrued by the Company and charged to expense over the four-year performance period.

The Company expensed $19.9 million in 1997, $13.6 million in 1996 and $9.6 million in 1995 relating to performance units. As of December 31, 1997, the Company's liability for the 1995-1998 and 1997-2000 performance periods was $31.7 million, which represents a proportionate part of the total estimated amounts payable for the two performance periods. The Company's payout to participants for the 1993-1996 performance period was $20.2 million, of which $7.9 million was paid in December 1996, and the remaining $12.3 million was paid in the first quarter of 1997.

Management Incentive Compensation Plan
Under the management incentive compensation component of the 1997 PIP Plan the Committee is authorized to make management incentive compensation awards to employees of the Company and its subsidiaries and affiliates, subject to the limitation that no individual may receive in excess of $2 million and certain limitations of common shares issued.

Miscellaneous Incentive Arrangements
Under the Employee Stock Purchase Plan (ESPP), employees may purchase common stock of the Company through payroll deductions not exceeding 10% of their compensation. The price an employee pays for a share of stock is 85% of the market price on the last business day of the month. The Company issued 281,852 shares, 279,879 shares and 237,821 shares during 1997, 1996 and 1995, respectively, under the ESPP. An additional 8,305,378 shares were reserved for issuance at December 31, 1997.

Under the Company's Achievement Stock Award Plan, awards may be made up to an aggregate of 1,872,000 shares of common stock together with cash awards to cover any applicable withholding taxes. The Company issued 10,130 shares, 8,505 shares and 10,778 shares during 1997, 1996 and 1995, respectively, under this plan. The weighted-average fair value on the dates of grant in 1997, 1996 and 1995 was $42.25, $30.86 and $24.73, respectively.

SFAS 123 Disclosures
The Company adopted Statement of Financial Accounting Standards No. 123, (SFAS 123), "Accounting for Stock-Based Compensation" in the fourth quarter of 1996. As permitted by the provisions of SFAS 123, the Company applies APB Opinion 25, "Accounting for Stock Issued to Employees", and related interpretations in accounting for its stock-based employee compensation plans. Accordingly, no compensation cost has been recognized for the Company's stock options or for purchases under the ESPP. The cost recorded for restricted stock and achievement stock awards in 1997, 1996 and 1995 was $16,684,652, $14,527,086 and $13,738,872, respectively. If compensation cost for the Company's stock option plans and its ESPP had been determined based on the fair value at the grant dates as defined by SFAS 123, the Company's pro forma net income and earnings per share would have been as follows:


                                  1997           1996           1995
                             (Dollars in thousands except per share data)
Net Income         As reported    $239,146       $205,205       $129,812
                   Pro forma      $229,311       $198,219       $125,636

Earnings per share
    Basic          As reported    $1.98          $1.76          $1.14
                   Pro forma      $1.90          $1.70          $1.11

    Diluted        As reported    $1.90          $1.69          $1.11
                   Pro forma      $1.82          $1.64          $1.07


For purposes of this pro forma information, the fair value of shares issued under the ESPP was based on the 15% discount received by the employees. The weighted-average fair value on the date of purchase for stock purchased under this Plan was $5.36, $4.60 and $3.72 in 1997, 1996 and 1995, respectively.

For purposes of this pro forma information, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1997, 1996 and 1995, respectively: dividend yield of 1.3%, 1.41% and 1.72%; expected volatility of 19.17%, 20.71% and 22.08%; risk-free interest rate of 6.51%, 6.43% and 7.66%; and expected life of six years for each of the three years.

The weighted-average fair value on the dates of grant for options granted in 1997, 1996 and 1995 was $11.83, $9.63 and $7.26, respectively. As required by SFAS 123, this pro forma information is based on stock awards beginning in 1995 and accordingly is not likely to be representative of the pro forma effects in future years because options vest over several years and additional awards generally are made each year.

NOTE 7:  RETIREMENT PLANS
Domestic Retirement Plan
The Company and certain of its domestic subsidiaries have a defined benefit plan ("Domestic Plan") and a defined contribution plan ("Savings Plan") which covers substantially all regular employees.

The Company announced that it was freezing benefit accruals under the Domestic Plan effective April 1, 1998. Participants with five or less years of service will become fully vested in the plan effective April 1, 1998. Participants with five or more years of service as of March 31, 1998 will retain their vested balances and participate in a new compensation plan. Under the new plan, each participant's account will be credited with an annual allocation, equal to the projected discounted pension benefit accrual plus interest, while they continue to work for the Company. Participants will be eligible to receive up to ten years of allocations coinciding with the number of years of service with the Company after March 31, 1998. As a result of the change in the Domestic Plan, the Company recorded charges of approximately $16.7 million in the 1997 consolidated financial statements.

The Company's policy was to fund pension costs as permitted by applicable tax regulations. Pension costs were determined by the projected unit credit method based upon career average pay. Funding requirements for the Domestic Plan were determined using the accrued benefit unit credit method. Under the "cash balance" formula, the participant's account balance was credited each year with an amount equal to the percentage of the year's annual compensation, plus interest credits. Participants in the Domestic Plan on December 31, 1991 who continued to work for the Company after that date had their normal retirement benefits under the plan as of that date converted on an actuarial basis into an opening account balance as of January 1, 1992.

Prior to the 1998 change in the Domestic Plan, the Company was required to record an intangible asset to the extent of unrecognized prior service cost and net transition obligation. In 1996 and 1995, the Company recorded an intangible asset of $10.4 million and $10.5 million, respectively. In addition, the Company recorded a reduction to stockholders' equity of $13.2 million, $13.0 million and $9.1 million, in 1997, 1996 and 1995, respectively.

Net pension costs for the Domestic Plan for 1997, 1996 and 1995 included the following components:
(Dollars in thousands)              1997       1996      1995
Service cost                      $ 4,179    $ 4,057   $ 3,322
Interest cost                      10,567     10,248    10,398
Actual return on plan assets      (14,346)   (10,983)  (20,622)
Amortization of unrecognized
  transition obligation             1,887      1,887     1,887
Amortization of unrecognized
  prior service cost               (1,276)    (1,769)   (1,769)
Amortization of unrecognized
 losses                               943      1,005       309
Curtailment charge                  9,727         -          -
Deferred investment gain            3,335        129    10,874
Net periodic pension cost         $15,016    $ 4,574   $ 4,399

The following table sets forth the funded status and amounts recognized for the Domestic Plan in the Company's consolidated balance sheet at December 31, 1997 and 1996:

(Dollars in thousands)                         1997         1996
Actuarial present value of accumulated
 benefit obligation (including vested
 benefits of $130,707 in 1997 and
 $128,649 in 1996)                           $130,707  $132,110
Actuarial present value of projected benefit
 obligation                                   134,348   139,142
Plan assets at fair value                     115,944   112,284
Projected benefit obligation in excess of
 plan assets                                  (18,404)  (26,858)
Unrecognized net losses                        13,207    20,010
Unrecognized prior service cost                     -       902
Unrecognized net transition obligation              -     9,437
Additional minimum liability                  (13,207)  (23,317)
Accrued pension liability                    $(18,404) $(19,826)

At December 31, 1997, Domestic Plan assets were primarily invested in fixed income and equity securities. Prior service costs were being amortized over the estimated average remaining service period of active employees. The initial net transition obligation was being amortized over 15 years.
A discount rate of 7.25% in 1997, 7.5% in 1996 and 7.25% in 1995 and a salary increase assumption of 6% in 1997, 1996 and 1995 were used in determining the actuarial present value of the projected benefit obligation. The expected return on assets was 10% in 1997, 1996 and 1995.

In addition to the defined benefit plan described above, the Company also sponsors a Savings Plan that covers substantially all domestic employees of the Company and participating subsidiaries who have completed one year of service. The Savings Plan permits participants to make contributions on a pre-tax and/or after-tax basis. The Savings Plan allows participants to designate in which fund(s) they want their contributions invested. The Company matches a portion of participants' contributions based upon the number of years of service. The Company contributed $6,320,738, $5,389,464 and $4,866,881 to the Savings Plan in 1997, 1996 and 1995, respectively.

Foreign Retirement Plans
The Company has several foreign pension plans in which benefits are based primarily on years of service and employee compensation. It is the Company's policy to fund these plans in accordance with local laws and income tax regulations.

Net pension costs for foreign pension plans for 1997, 1996 and 1995 included the following components:

(Dollars in thousands)                  1997     1996      1995
Service cost                         $ 5,266   $ 4,900   $ 5,276
Interest cost                         10,589    10,084    11,054
Net return on plan assets            (10,506)   (9,077)   (8,738)
Net amortization and deferral          1,159     1,251     1,372
Unrecognized net gain                 (1,745)   (2,026)   (1,367)
Other                                      -       (50)        -
Net pension costs                    $ 4,763   $ 5,082   $ 7,597






The following table sets forth the funded status and amounts recognized for the foreign pension plans in the Company's consolidated balance sheet at December
31, 1997 and 1996:
(Dollars in thousands)             1997                            1996
                                   Assets          Accumulated     Assets          Accumulated
                                   Exceed          Benefits        Exceed          Benefits
                                   Accumulated     Exceed          Accumulated     Exceed
                                   Benefits        Assets          Benefits        Assets
Actuarial present value of
 accumulated benefit obligation
 (including vested benefits of:

 1997 - $95,139 and $60,888;
 1996 - $76,092 and $66,113)       $ 95,265         $ 64,650       $ 76,293        $ 71,779
Actuarial present value of
 projected benefit obligation       105,051           72,119         84,404          79,290
Plan assets at fair value           141,215            4,195        129,488           6,336
Projected benefit obligation
 less than (in excess of)
 plan assets                         36,164          (67,924)        45,084         (72,954)
Unrecognized net (gain)/loss        (14,373)           1,490        (27,517)         (1,884)
Unrecognized prior service
 cost                                 3,524                -          4,519               -
Unrecognized net (asset)
 obligation                          (1,043)           4,384         (1,492)          5,777
Prepaid (accrued) pension cost at
 December 31, 1997 and 1996        $ 24,272         $(62,050)      $ 20,594
$(69,061)

Foreign plans utilized discount rates ranging from 3.5% to 14.0% in 1997 and from 5.5% to 12.0% in both 1996 and 1995 and salary increase assumptions ranging from 2.0% to 10.0% in 1997, 1996 and 1995, to determine the actuarial present value of the projected benefit obligation. The expected rates of return on assets of foreign plans ranged from 3.5% to 14.0% in 1997 and 4.0% to 12.0% in both 1996 and 1995.

The Company also has special deferred benefit arrangements with certain key employees. Vesting is based upon the age of the employee and the terms of the employee's contract. Life insurance contracts have been purchased in amounts which may be used to fund these arrangements.

NOTE 8:  POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS
Postretirement Benefit Plans
The Company and its subsidiaries provide certain postretirement health care benefits for employees who were in the employ of the Company as of January 1, 1988, and life insurance benefits for employees who were in the employ of the Company as of December 1, 1961. The plans cover certain employees in the United States and certain key employees in foreign countries. Effective January 1, 1993, the Company's plan covering postretirement medical benefits was amended to place a cap on annual benefits payable to retirees. Such coverage is self-insured, but is administered by an insurance company.

The Company accrues the expected cost of postretirement benefits other than pensions over the period in which the active employees become eligible for such postretirement benefits.

The components of periodic expense for these postretirement benefits for 1997, 1996 and 1995 were as follows:

(Dollars in thousands)                     1997                 1996
1995
Service cost                             $  612    $  610    $  583
Interest cost                            2,958     2,824     3,047
Amortization of prior service cost        (934)     (934)     (934)
Total periodic expense                  $2,636    $2,500    $2,696



The following table sets forth the funded status and amounts recognized for the Company's postretirement benefit plans in the consolidated balance sheet at December 31, 1997 and 1996:

(Dollars in thousands)

                                           1997        1996
Accumulated postretirement benefit
  obligation:
 Retirees                                  $ 22,619    $ 21,227
 Fully eligible active plan participants      5,484       5,110
 Other active plan participants              13,534      12,420
Total accumulated postretirement
  benefit obligation                         41,637      38,757
Plan assets at fair value                         -           -
Accumulated postretirement benefit
  obligation in excess of plan assets       (41,637)    (38,757)
Unrecognized net loss                        (2,004)     (3,272)
Unrecognized prior service cost              (3,763)     (4,697)
Accrued postretirement benefit liability   $(47,404)   $(46,726)

A discount rate of 7.25% in 1997, 7.50% in 1996 and 7.25% in 1995 and a salary increase assumption of 6.0% in 1997, 1996 and 1995 were used in determining the accumulated postretirement benefit obligation. A 9.0% and a 10.0% increase in the cost of covered health care benefits was assumed for 1997 and 1996, respectively. This rate is assumed to decrease incrementally to 5.5% in the year 2002 and remain at that level thereafter. The health care cost trend rate assumption does not have a significant effect on the amounts reported. For example, a 1% increase in the health care cost trend rate would increase the accumulated postretirement benefit obligation at December 31, 1997 by approximately $1.9 million, and the net periodic cost for 1997 by approximately $0.2 million.

Postemployment Benefits
Effective January 1, 1994, the Company adopted Statement of Financial Accounting Standards No. 112, (SFAS 112), "Employers' Accounting for Postemployment Benefits", and recognized a one-time after-tax charge of $21.8 million. This Statement requires the Company to accrue the costs of certain benefits which include severance, worker's compensation and health care coverage over an employee's service life.

The Company's liability for postemployment benefits totaled $43.3 million and $32.8 million at December 31, 1997 and 1996, respectively, and is included in deferred compensation and reserve for termination allowances. The net periodic expense recognized in 1997, 1996 and 1995 was $28.4 million, $21.1 million and $8.8 million, respectively.

NOTE 9:  SHORT-TERM BORROWINGS
The Company and its domestic subsidiaries have lines of credit with various banks. These credit lines permit borrowings at fluctuating interest rates determined by the banks. Short-term borrowings by subsidiaries outside the United States principally consist of drawings against bank overdraft facilities and lines of credit. These borrowings bear interest at the prevailing local rates. Where required, the Company has guaranteed the repayment of the borrowings. Unused lines of credit by the Company and its subsidiaries at December 31, 1997 and 1996 aggregated $411 million and $313 million, respectively. The weighted-average interest rate on outstanding balances at December 31, 1997 was approximately 6.61%. Current maturities of long-term debt are included in the payable to banks balance.

NOTE 10:  LONG-TERM DEBT
Long-term debt at December 31 consisted of the following:
                                                 1997       1996
(Dollars in thousands)
Convertible Subordinated Notes - 1.80%         $201,768   $     -
Convertible Subordinated Debentures - 3 3/4%          -    115,192
Term loans- 6.45% to 14.0%                      233,333    202,414
Mortgage notes payable and other
  long-term loans- 4.0% to 16.0%                 38,045     45,513
                                                473,146    363,119
Less: current portion                            20,431     16,167
Long-term debt                                 $452,715   $346,952

On September 16, 1997, the Company issued $250 million face amount of Convertible Subordinated Notes due 2004 ("2004 Notes") with a coupon rate of 1.80%. The 2004 Notes were issued at an original price of 80% of the face amount, generating proceeds of approximately $200 million. The notes are convertible into 3.3 million shares of the Company's common stock at a conversion rate of 13.386 shares per $1,000 face amount. These shares have been reserved for the conversion of the notes. The fair value of the 2004 Notes as of December 31, 1997 was approximately $208 million and was determined by obtaining quotes from brokers.

In the fourth quarter of 1997, the Company called for redemption its 3 3/4% Convertible Subordinated Debentures due 2002. Substantially all of the outstanding debentures were converted into approximately 4.3 million shares of the Company's common stock.

The increase in term loans during 1997 was primarily due to an additional $50 million private placement with Prudential. Term loans at December 31, 1997 consisted of $146.7 million of private placements with Prudential, $25.0 million in term loans with First Chicago NBD, $40.0 million in term loans with SunTrust Bank, $20.0 million in term loans with Wachovia Bank and a $1.6 million private placement loan with Massachusetts Mutual.

Mortgage notes payable and other long-term loans at December 31, 1997 primarily related to a $31.6 million mortgage which was used to finance the purchase of a building and land by one of the Company's subsidiaries during 1993.

Under various loan agreements, the Company must maintain specified levels of net worth and meet certain cash flow requirements, and is limited in the level of indebtedness. The Company has complied with the limitations under the terms of these loan agreements.

Long-term debt maturing over the next five years is as follows: 1998-$20.4 million; 1999-$25.0 million; 2000-$6.0 million; 2001-$14.3 million; 2002-
$45.6 million, and thereafter $361.8 million.

All material long-term debt is carried in the consolidated balance sheet at amounts which approximate fair values based upon current borrowing rates available to the Company unless otherwise disclosed.

NOTE 11: SUPPLEMENTAL CASH FLOW INFORMATION
For purposes of the consolidated statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.



Income Tax and Interest Payments
Cash paid for income taxes was approximately $119.7 million, $101.8 million and $80.8 million in 1997, 1996 and 1995, respectively. Interest payments were approximately $23.2 million in 1997, $27.1 million in 1996 and $25.0 million in 1995.

Noncash Financing Activity
As more fully described in Note 10, the Company called for redemption all outstanding issues under the 3 3/4% Convertible Subordinated Debentures due 2002. The debentures were converted into approximately 4.3 million shares of the Company's common stock.

Acquisitions
As more fully described in Note 4 and in connection with acquisitions, the Company issued 5,259,314 shares, 3,710,500 shares, and 2,636,936 shares of the Company's common stock during 1997, 1996 and 1995, respectively.

Details of businesses acquired in transactions accounted for as purchases were as follows:


                                        1997       1996        1995
(Dollars in thousands)
Fair value of assets acquired         $253,093   $182,072   $ 73,142
Liabilities assumed                     89,686    106,289     11,170
Net assets acquired                    163,407     75,783     61,972
Less: noncash consideration             76,794      7,568      9,637
Less: cash acquired                      6,535     16,867      5,481
Net cash paid for acquisitions        $ 80,078   $ 51,348   $ 46,854

The amounts shown above exclude acquisition related deferred payments due in subsequent years, but include cash deferred payments of $30 million, $14 million and $27 million made during 1997, 1996 and 1995, respectively.

NOTE 12:  RESULTS BY QUARTER (UNAUDITED)
________________________________________________________________________________
________________________________________
(Dollars in thousands                1st Quarter             2nd Quarter
3rd Quarter                             4th Quarter
except per share data)            1997*       1996*       1997      1996*
1997                                 1996*         1997            1996*
Gross income                     $597,238    $506,160    $812,313   $675,345
$723,498     $567,718    $992,797   $788,294
Operating expenses                548,013     466,109     634,104    521,568
645,757      509,036     807,252    642,892
Interest expense                   10,266       9,525      11,217      9,665                14,014
10,304      13,948                11,271
Income before provision
   for taxes                       38,959      30,526     166,992    144,112                63,727
48,378     171,597               134,131
Provision for income taxes         16,763      13,126      69,781     61,248                27,284
20,527      71,055                55,102
Net equity interests                 (161)        432      (7,447)        64
(1,151)       (380)     (8,487)               (2,054)
Net income                         22,035       17,832     89,764     82,928
35,292      27,471      92,055                76,975

Per share data:
Basic EPS                             .19         .15         .75         .72         .29         .23         .74         .65
Diluted EPS                           .18         .15         .71         .68         .28         .23         .71         .62
Cash dividends per share            $.113       $.103       $.130       $.113
$.130       $.113       $.130       $.113

Weighted-average shares:
Basic                         118,405,479 115,492,560 119,724,822 115,905,189
121,604,548 118,024,329 124,201,824 117,926,937
Diluted                       122,340,229 119,407,773 128,608,097 124,209,539
126,707,968 121,790,364 135,019,603 126,119,965

Stock Price:
   High                         $36 5/8      $31 1/2     $41 3/8      $33 1/8
   $51 3/8     $32 3/8     $52 1/2     $33 3/8           Low       $32 1/4
   $26 5/8     $35                 $30 3/8     $41 1/2     $27 7/8     $45 1/4
   $29 5/8
________________________________________________________________________________
_________________________________________________
* Restated to reflect a three-for-two stock split effected July 1997.

NOTE 13:  GEOGRAPHIC AREAS
Total assets, income from commissions and fees and income before provision for income taxes are presented below by major geographic area:

(Dollars in thousands)     1997          1996           1995
Total Assets:
United States            $3,001,726    $2,236,168    $1,864,095
International
  Europe                  1,737,361     1,626,966     1,554,283
  Asia Pacific              571,153       544,287       515,219
  Latin America             257,730       224,683       193,592
  Other                     134,551       133,026       132,577
    Total International   2,700,795     2,528,962     2,395,671
    Total Consolidated   $5,702,521    $4,765,130    $4,259,766
Income From Commissions and Fees:
United States            $1,393,841    $1,001,545    $  754,576
International
  Europe                    996,823       882,746       837,006
  Asia Pacific              323,626       309,161       281,961
  Latin America             204,894       170,024       152,503
  Other                      78,018        67,032        67,786
    Total International   1,603,361     1,428,963     1,339,256
    Total Consolidated   $2,997,202    $2,430,508    $2,093,832

Income Before Provision for Income Taxes:
Operating income:
United States            $ 248,807     $  197,793    $  131,194
International
  Europe                   129,757         96,948        73,424
  Asia Pacific              53,485         57,439        48,292
  Latin America             48,067         35,578        31,626
  Other                     10,604         10,153         7,638
    Total International    241,913        200,118       160,980

Items not allocated to operations,
  principally interest expense:
  United States             (34,223)      (27,874)      (23,763)
  International             (15,222)      (12,891)      (14,256)
    Total Consolidated   $  441,275    $  357,146    $  254,155
The largest client of the Company contributed approximately 11% in 1997, 1996 and 1995 to income from commissions and fees. The Company's second largest client contributed approximately 8% in 1997, 1996 and 1995 to income from commissions and fees.

Dividends received from foreign subsidiaries were approximately $40.8 million in 1997, $35.2 million in 1996 and $31.8 million in 1995. Net assets of foreign subsidiaries were approximately $645 million, $677 million and $584 million at December 31, 1997, 1996 and 1995, respectively.

Consolidated net income includes losses from exchange and translation of foreign currencies of $5.6 million, $4.1 million and $4.7 million in 1997, 1996 and 1995, respectively.

NOTE 14:  FINANCIAL INSTRUMENTS
Financial assets which include cash and cash equivalents, marketable securities and receivables have carrying values which approximate fair value. Long-term equity securities, included in other investments and miscellaneous assets in the Consolidated Balance Sheet, are deemed to be available-for-sale as defined by SFAS 115 and accordingly are reported at fair value with net unrealized gains and losses reported within stockholders' equity. At December 31, 1997, long-term equity securities had a cost basis of $20 million with a market value of $42 million.

Financial liabilities with carrying values approximating fair value include accounts payable and accrued expenses, as well as payable to banks and long-term debt. As of December 31, 1997, the 1.80% Convertible Subordinated
Notes due 2004 had a cost basis of $202 million with a market value of $208 million. The fair value was determined by obtaining quotes from brokers(refer to Note 10 for additional information on long-term debt).

The Company occasionally uses forwards and options to hedge a portion of its net investment in foreign subsidiaries and certain intercompany transactions in order to mitigate the impact of changes in foreign exchange rates on working capital. The notional value and fair value of all outstanding forwards and options contracts at the end of the year as well as the net cost of all settled contracts during the year were not significant.


NOTE 15:  COMMITMENTS AND CONTINGENCIES
At December 31, 1997, the Company's subsidiaries operating outside the United States were contingently liable for discounted notes receivable of approximately $11.5 million.

The Company and its subsidiaries lease certain facilities and equipment. Gross rental expense amounted to approximately $192 million for 1997, $180 million for 1996 and $164 million for 1995, which was reduced by sublease income of $30.5 million in 1997, $29.1 million in 1996 and $19.5 million in 1995.

During 1995, the Company entered into a transaction whereby it acquired the leasing operations of a third party at a cost of approximately $7 million. These leasing operations include equipment leased from the equipment owner (the "Owner"), which was in turn leased to a third party (the "Sublessee"). These leases were accounted for by the Company as operating leases. The Sublessee prepaid $46.6 million of its obligations under the sublease agreement. This prepayment is held in an interest-bearing escrow account and is used to meet the Company's lease obligations to the Owner. At December 31, 1997, the remaining escrow balance was $5.2 million and is reflected in prepaid expenses and other current assets. The unearned sublease income amount was $3.3 million and is reflected in other noncurrent liabilities. The deferred tax asset attributable to the prepaid sublease obligation amounted to $4.4 million at December 31, 1997.

Minimum rental commitments for the rental of office premises and equipment under noncancellable leases, some of which provide for rental adjustments due to increased property taxes and operating costs for 1998 and thereafter, are as follows:

(Dollars in thousands)         Gross         Sublease
Period                         Amount        Income

1998                           $152,289      $13,385

1999                            137,615       10,071

2000                            120,774        7,812

2001                            103,912        6,898

2002                              91,530        4,105

2003 and thereafter             425,343        4,020


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



To the Board of Directors and Stockholders of
The Interpublic Group of Companies, Inc.             February 20, 1998


In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of The Interpublic Group of Companies, Inc. and its subsidiaries (the "Company") at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in Note 4 to the consolidated financial statements, during 1995, the Company changed its method of accounting for long-lived assets in accordance with Statement of Financial Accounting Standards No. 121.




Price Waterhouse LLP

                                        SELECTED FINANCIAL DATA FOR FIVE YEARS
(Dollars in thousands
except per share data)             1997         1996<F1>       1995<F1>
1994<F1>     1993<F1>
Operating Data
Gross income                       $ 3,125,846  $ 2,537,516    $ 2,179,739   $
1,984,255                          $ 1,793,856
Operating expenses                   2,635,126    2,139,605      1,849,387
1,701,817                            1,535,651
Restructuring charges                        -            -              -
48,715                                       -
Write-down of goodwill and other
   related assets                            -            -         38,177
-                                            -
Interest expense                        49,445       40,765         38,020
32,924                                  26,445
Provision for income taxes             184,883      150,003        122,743
86,333                                  99,819
Income before effect of accounting
  changes                              239,146      205,205        129,812
115,247                                125,279
Effect of accounting changes:
  Postemployment benefits <F2>               -                           -
-       (21,780)                             -
  Income taxes <F3>                          -            -              -
-          (512)
Net Income                         $   239,146  $   205,205    $   129,812   $
93,467                             $   124,767
Per Share Data
Basic
Income before effect of accounting
  changes                          $      1.98  $      1.76    $      1.14   $
1.05                               $      1.15
Effect of accounting
   changes <F2> <F3>                         -            -              -
(.20)                                        -
Net Income                         $      1.98  $      1.76    $      1.14   $
0.85                               $      1.15
Weighted-average shares            120,984,168  116,843,475    113,634,945
110,044,626                        108,911,045
Diluted
Income before effect of accounting
  changes                          $      1.90  $      1.69    $      1.11   $
1.02                               $      1.11
Effect of accounting
   changes <F2> <F3>                         -            -              -
(.19)                                        -
Net Income                         $      1.90  $      1.69    $      1.11   $
0.83                               $      1.11
Weighted-average shares            129,543,753  125,134,914    117,636,935
113,439,728                        112,954,702
Financial Position
Working capital                    $   274,014  $   154,430    $   147,701   $
80,134                             $   167,175
Total assets                         5,702,521    4,765,130      4,259,766
3,793,418                            2,869,817
Long-term debt                         452,715      346,952        283,497
241,803                                226,085
Book value per share               $      8.46  $      7.15    $      6.28   $
5.57                               $      5.02
Other Data
Cash dividends                     $    61,242  $    51,786    $    46,124   $
40,360                             $    35,901
Cash dividends per share           $       .50  $       .44    $       .40   $
 .36                                $       .33
Number of employees                     27,100       21,700         19,700
18,100                                  17,600
<F1> All prior years' per share data and shares have been restated to reflect a three-for-two stock split effected July 1997.
<F2> Reflects the cumulative effect of adopting SFAS 112, "Employers' Accounting for Postemployment Benefits."
<F3> Reflects the cumulative effect of adopting SFAS 109, "Accounting for Income
Taxes."

                   VICE CHAIRMAN'S REPORT OF MANAGEMENT


The financial statements, including the financial analyses and all other information in this Annual Report, were prepared by management, who is responsible for their integrity and objectivity. Management believes the financial statements, which require the use of certain estimates and judgments, reflect the Company's financial position and operating results in conformity with generally accepted accounting principles. All financial information in this Annual Report is consistent with the financial statements.

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

The Finance Committee of the Board of Directors, which is comprised of the Company's Chairman and Vice Chairman and three outside Directors, is responsible for defining these lines of responsibility and delegating the authority to management to conduct the day-to-day financial affairs of the Company. In carrying out its duties, the Finance Committee primarily focuses on monitoring financial and operational goals and guidelines; approving and monitoring specific proposals for acquisitions; working capital, cash and balance sheet management; and overseeing the hedging of foreign exchange, interest-rate and other financial risks. The Committee meets regularly to review presentations and reports on these and other financial matters to the Board. It also works closely with, but is separate from, the Audit Committee of the Board of Directors.

The Company has formally stated and communicated policies requiring of employees high ethical standards in their conduct of its business. As a further enhancement of the above, the Company's comprehensive internal audit program is designed for continual evaluation of the adequacy and effectiveness of its internal controls and measures adherence to established policies and procedures.
The Audit Committee of the Board of Directors is comprised of four directors who are not employees of the Company. The Committee reviews audit plans, internal controls, financial reports and related matters, and meets regularly with management, internal auditors and independent accountants. The independent accountants and internal auditors have free access to the Audit Committee, without management being present, to discuss the results of their audits or any other matters.

The Company is addressing the Year 2000 Compliance Project with the mobilization of required resources at the Corporate offices and all operating units. Project plans have been developed to assess and prioritize the operational applications, supplier and network compliance and required remediation. The Audit Committee is overseeing the timely implementation and completion of this project.

The independent accountants, Price Waterhouse LLP, are recommended by the Audit Committee of the Board of Directors and selected by the Board of Directors, and their appointment is ratified by the shareholders. The independent accountants have examined the financial statements of the Company and their opinion is presented on page 53.