Form 10-K, Exhibit 13
period 1998-12-31
INTERPUBLIC GROUP OF COMPANIES INC
filed 1999-03-26
CIK 51644

THE INTERPUBLIC GROUP OF COMPANIES, INC.


Look behind Mankind's greatest achievements and - even when they bear a single name - you are likely to find that they are the result of a team of people working for a common goal. The theme of this annual report, Partners in Global Communications, reflects our conviction at The Interpublic Group of Companies, Inc. ("Interpublic") that partnerships are the building blocks that create success in the world of business, just as they do in the world at large. As one of the largest advertising and marketing communications companies in the world, our contributors to these partnerships include the parent company, Interpublic; McCann-Erickson WorldGroup; Ammirati Puris Lintas; The Lowe Group; Western Initiative Media Worldwide; DraftWorldwide; International Public Relations; Octagon and many other related companies. Our more than 34,000 employees in more than 120 countries work continually to create, build and help maintain strong partnerships with their Clients and in partnership between Clients and Consumers through their Brands and services. It was the spirit of partnership that sparked some of history's most innovative thinking and resulted in the historic achievements of such people as the Wright Brothers, Marie and Pierre Curie and the New York Yankees, to name but a few. It is our ambition at Interpublic to follow, in our own way, in that great tradition.

				FINANCIAL HIGHLIGHTS
(Dollars in Thousands Except Per Share Data)
______________________________________________________________________

December 31
					Percent
			    1998	  1997	Increase
______________________________________________________________________

Operating Data
 Gross Income		$ 3,968,728	$ 3,482,384	14.0%
 Net Income		$   309,905	$   200,378	54.7%
Per Share Data
   Basic EPS		$      2.29	$      1.54	48.7%
   Diluted EPS		$      2.21	$      1.49	48.3%
   Cash Dividends             	$       .58	$       .50	16.0%
   Share Price at December 31	$    79 3/4	$  49 13/16	60.1%
Weighted-average shares:
   Basic			135,485,326	130,249,946	 4.0%
   Diluted		140,525,272	138,809,532	 1.2%
Financial Position
 Cash and Cash Equivalents	$   808,803	$   738,112	  9.6%
 Total Assets		$ 6,942,823	$ 5,983,443	16.0%
 Book Value Per Share         $      9.07	$      7.39	22.7%
 Return on AverAge
   Stockholders' Equity	      27.1%	      21.8%	24.3%
Gross Income
1998	$3,968,728
1997	$3,482,384<F2>
1996	$2,983,899<F2>
Diluted Earnings Per Share
1998	$ 2.21
1997	$ 1.49<F2>
1996	$ 1.60<F2><F1>
Cash Dividends Per Share
1998	$  .58
1997	$  .50
1996	$  .44<F1>
Return On Average Stockholders' Equity
1998 27.1%
1997 21.8%<F2>
1996	28.3%<F2>
________________________________________________________________________
<F1> Restated to reflect a three-for-two stock split effected July 1997.
<F2> Restated to reflect the aggregate effect of poolings of interests transactions.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

During the second quarter of 1998, the Company acquired three companies which were accounted for as poolings of interests. At that time, the Company's financial statements, including the related notes, were restated to include the results of operations, financial position and cash flows of those pooled entities, in addition to all prior pooled entities. The periods restated included all periods presented in the Company's 1997 annual report, as well as the first quarter results for 1998.

During the second half of 1998, two additional companies were acquired which were accounted for as poolings of interests. As a result of those acquisitions, the Company's financial statements have been restated for a second time this year. The results for the first three quarters of 1998, as well as all prior periods presented, have been restated in this report to give effect to all of the 1998 pooled entities.

A noteworthy item is that one of the pooled companies acquired in the second quarter of 1998 recorded after-tax special compensation charges in the fourth quarter of 1997 totaling $29.7 million, as further explained in
Note 7. The following discussion relates to the combined results of the Company after giving effect to all pooled companies.

RESULTS OF OPERATIONS
Worldwide income from commissions and fees increased 14.7% in 1998, to more than $3.8 billion. This follows an increase of 16.6% in 1997. The continued growth in revenue was mainly due to the expansion of the business and new business gains.

International revenue, which represented 50% of worldwide revenue in 1998, increased $237.1 million or 14.1% over 1997. International revenue would have increased an additional $78.4 million, or 4.7% except for the strengthening of the U.S. dollar against major currencies. During 1997, revenue from international operations increased $133.0 million, or 8.6% compared to 1996. During 1998, commissions and fees from domestic operations increased 15.2%, primarily due to the effect of new business gains and acquisitions. Commissions and fees from domestic operations increased 26.1% in 1997.

Other income, net includes interest and other finance income, gains and losses from investments, and other nonoperating and miscellaneous items. During 1998, other income, net decreased 4% compared to 1997 and included net gains recorded in connection with the Company's investment in CKS Group, Inc., as well as other equity gains. In 1997 other income, net increased 18.4% over the 1996 level. The 1997 increase was primarily due to the gain on the sale of investments, including All American Communications, Inc. and CKS Group, Inc.

Worldwide operating expenses increased 12% in 1998. Operating expenses outside the United States increased 14.7%, while domestic operating expenses increased 9.2%. These increases were commensurate with the increases in revenue, as continuing cost containment efforts kept costs at appropriate levels. During 1997, worldwide operating expenses increased 16.8%, comprised of a 13.9% increase in international expenses and a 20% increase in domestic expenses.

Significant portions of the Company's expenses relate to employee compensation and various employee incentive and benefit programs, which are based primarily upon operating results. In 1997, as part of its continuing cost containment efforts, the Company announced that it was curtailing its domestic pension plan effective April 1, 1998 and recorded pre-tax charges of approximately $16.7 million. The Company continues to sponsor a domestic defined contribution plan.

Interest expense increased only 1.6% in 1998 after increasing 11.8% in 1997. The increase in 1997 was primarily attributable to the issuance of the 1.80% Convertible Subordinated Notes due 2004 and additional financing of acquisitions.

Equity in net income of unconsolidated affiliates increased slightly in 1998, due primarily to the acquisition of several unconsolidated affiliates in 1998. Equity income decreased by $5.9 million in 1997 compared to 1996, due to the consolidation of a company previously accounted for on the equity basis.

Income applicable to minority interests increased by $4.4 million in 1998 and by $8.8 million in 1997. The 1998 increase was primarily due to the strong performance of companies that were not wholly owned, as well as the acquisition of additional such entities during 1998. The 1997 increase was also impacted by the consolidation of a company with a significant minority interest, which was previously accounted for on the equity basis.

The Company's effective income tax rate was 41.2% in 1998, 46.1% in 1997 and 41.9% in 1996. The higher rate in 1997 was largely attributable to the special compensation charges recorded by one of the pooled companies, as described above.

LIQUIDITY AND CAPITAL RESOURCES
The Company's financial position continued to be strong during 1998, with cash and cash equivalents of $808.8 million, an increase of $70.7 million over the 1997 year-end balance. Working capital was $118.6 million, which was $97.8 million below the unusually high level at the end of 1997. The high level of working capital in 1997 was a result of growing operations and the payment of short-term borrowings with some of the proceeds from the 1.80% Convertible Subordinated Notes due 2004 issued during the latter part of 1997. The current ratio was slightly above 1 to 1 for 1998 and 1997. The Company utilized its strong financial position to obtain short-term and long-term financing on competitive terms.

The principal use of the Company's working capital is to provide for the operating needs of its subsidiaries, which includes payments for space or time purchased from various media on behalf of clients. The Company's practice is to bill and collect from its clients in sufficient time to pay the amounts due for media on a timely basis. Other uses of working capital include the repurchase of the Company's common stock, payment of cash dividends, capital expenditures and acquisitions.

The Company acquires shares of its stock on an ongoing basis. During 1998, the Company purchased approximately 2.7 million shares of its common stock, compared to 3.5 million shares in 1997. The Company repurchases its stock to meet its obligations under various compensation plans.

The Company, excluding pooled entities, paid $76.9 million ($.58 per share) in dividends to stockholders in 1998, a 26% increase over the $61.2 million ($.50 per share) paid during 1997.

The Company's capital expenditures in 1998 were $136.7 million. The primary purpose of these expenditures was to modernize the offices and upgrade the computer and communications systems to better serve clients. During 1997, the Company spent $107 million for capital expenditures. The increase in capital expenditures resulted from the continuing growth of operations.

During 1998, the Company paid approximately $660 million in cash and stock to acquire a number of marketing communications companies to complement its existing agency systems and to optimally position itself in the ever-broadening communications marketplace. This amount includes the value of stock issued for pooled companies.

The Company and its subsidiaries maintained credit facilities in the United States and in countries where they conduct business to manage their future liquidity requirements.

                              Summary of
              Short-term Credit Facilities at December 31
                        (Dollars in millions)
	Domestic	International
	Available	Utilized	Available	Utilized
1998	$319	$12	$257	$106
1997	$327	$20	$211	$ 86

In the fourth quarter of 1997, the Company redeemed its 3 3/4% Convertible Subordinated Debentures due 2002. Substantially all of the outstanding debentures were converted into approximately 4.3 million shares of the Company's common stock.

Approximately 49% and 46% of the Company's assets at December 31, 1998 and 1997, respectively, were outside the United States. The Company actively hedges to minimize the impact of foreign exchange exposure. However, the notional value and fair value of all outstanding forwards and options contracts at the end of the year were not significant.

The Company's management continuously evaluates and manages its exposure to foreign exchange, economic and political risks. The foreign exchange crisis in Asia had a minimal impact on the Company partly due to the agency systems' contingency plans that included active hedging, repatriation of cash, cost-cutting and limiting capital expenditures. Additionally, the Company believes that the more recent economic developments in Brazil will not have a significant impact.

Return on average stockholders' equity was 27.1% in 1998 and 21.8% in 1997.

The Company is not aware of any significant occurrences that could negatively impact its liquidity. However, should such a trend develop, the Company believes that there are sufficient funds available under its existing lines of credit and from internal cash-generating capabilities to meet future needs.

OTHER MATTERS
Year 2000 Issue
The Year 2000 (or "Y2K") Issue refers to the problem caused by computer programs that have been written to reflect two-digit years, with the century being assumed as "19". This practice was widely accepted by the applications development community in the 1960's through the early 1980's, with many of these programs remaining in use today. As a result, programs that are date sensitive may recognize the year "00" as 1900, rather than the year 2000. This may cause programs to fail or cause them to incorrectly report and accumulate data.

The Company and its operating subsidiaries are in the final phases of executing a Year 2000 readiness program with the goal of having all "mission critical" systems functioning properly prior to January 1, 2000. Many of the subsidiaries in the Company's larger markets are dependent upon third party systems providers, while subsidiaries in the secondary markets rely primarily on off-the-shelf applications or home-grown applications. Considerable progress has been made with third party systems providers in larger markets with respect to remediating their Year 2000 issues. Although the secondary markets present a greater challenge, they typically involve smaller offices that are less dependent upon automated solutions.

In 1997, the Company established a Y2K Project Management Office and shortly thereafter created a Y2K Task Force, comprised of representatives from the operating companies. Through the Y2K Task Force, the Company in conjunction with outside consultants, is working to address the impact of the Year 2000 Issue on the Company. The Company has inventoried and assessed date sensitive computer software applications, and approximately 35% of systems were identified as requiring some degree of remediation. In addition, the Company has reviewed all of its hardware believed to contain embedded chips, including personal computers, file servers, mid-range and mainframe computers, telephone switches and routers. The Company has also investigated its security systems, life safety systems, HVAC systems and elevators in the majority of its facilities. As part of this effort, the Company has identified those systems and applications that are deemed "mission critical", which are being handled on a priority basis and has developed a detailed project and remediation plan that includes system testing schedules and contingency planning. To date the Company has completed approximately 90% of its remediation and compliance testing for "mission critical" applications, with the remaining 10% scheduled for completion by April 30, 1999. The Company's Board of Directors, through the Audit Committee, has been monitoring the progress of this project. Project progress reports are given to the Audit Committee at each regularly scheduled Audit Committee meeting.

The Company estimates that the modification and testing of its hardware and software will cost approximately $20 million, of which 50% has been spent to date. In addition, the Company has accelerated the implementation of a number of business process re-engineering projects over the past few years that have provided both Year 2000 readiness and increased functionality of certain systems. The Company estimates that the hardware and software costs incurred in connection with these projects are approximately $60 million, which are being capitalized. Included in the above-mentioned Y2K costs are internal costs incurred for the Y2K project which are primarily payroll related costs for the information systems groups. A substantial portion of these estimated costs relates to systems and applications that were anticipated and budgeted. All of the above amounts have been updated to include companies acquired during 1998.

The Company is also in the process of developing contingency plans for affected areas of its operations. The Y2K Project Management Office has drafted a Contingency Plan Guideline. This guideline requires the development of contingency plans for applications, vendors, facilities, business partners and clients. The contingency plans are being developed to cover those elements of the business that have been deemed "mission critical" and extend beyond software applications. The contingency plans will include procedures for workforce mobilization, crisis management, facilities management, disaster recovery and damage control, and are scheduled for completion by April 30, 1999. The Company recognizes that contingency plans may need to be adjusted during 1999 and therefore considers them working documents.

The Company is assessing the Year 2000 readiness of material third parties by asking all critical vendors, business partners and facility managers to provide letters of compliance. In addition to sending out over 70,000 vendor compliance letters, the Company is conducting detailed tests and face to face Y2K working sessions with those identified as key vendors with respect to "mission critical" systems. Furthermore, the Company is working with the American Association of Advertising Agencies and other trade associations to form Year 2000 working groups that are addressing the issues on an industry level.

The Company's efforts to address the Year 2000 Issue are designed to avoid any material adverse effect on its operations or financial condition. Notwithstanding these efforts, however, there is no assurance that the Company will not encounter difficulties due to the Year 2000 Issue. The "most reasonably likely worst case scenario" would be a significant limitation on the Company's ability to continue to provide business services for an undetermined duration. The Company also recognizes that it is dependent upon infrastructure services and third parties, including suppliers, broadcasters, utility providers and business partners, whose failure may also significantly impact its ability to provide business services.

Cautionary Statement
Statements by the Company in this document and in other contexts concerning its Year 2000 compliance efforts that are not historical fact are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements, including, but not limited to, the following: (i) uncertainties relating to the ability of the Company to identify and address Year 2000 issues successfully and in a timely manner and at costs that are reasonably in line with the Company's estimates; and (ii) the ability of the Company's vendors, suppliers, other service providers and customers to identify and address successfully their own Year 2000 issues in a timely manner.

New Accounting Guidance
As more fully described in Note 13, in June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS
133), which the Company is required to adopt effective January 1, 2000. The Company does not believe the effect of adopting SFAS 133 will be material to its financial condition.

Conversion to the Euro
On January 1, 1999, certain member countries of the European Union established fixed conversion rates between their existing currencies and the European Union's common currency (the "Euro"). The Company conducts business in member countries. The transition period for the introduction of the Euro will be between January 1, 1999, and June 30, 2002. The Company is addressing the issues involved with the introduction of the Euro. The major important issues facing the Company include: converting information technology systems; reassessing currency risk; negotiating and amending contracts; and processing tax and accounting records.

Based upon progress to date the Company believes that use of the Euro will not have a significant impact on the manner in which it conducts its business affairs and processes its business and accounting records. Accordingly, conversion to the Euro is not expected to have a material effect on the Company's financial condition or results of operations.

                  Report of Independent Accountants

1301 Avenue of the Americas
New York, New York 10019


To the Board of Directors and Stockholders of	February 19,1999
The Interpublic Group of Companies, Inc.

In our opinion, based upon our audits and the reports of other auditors, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows, and of stockholders' equity and comprehensive income present fairly, in all material respects, the financial position of The Interpublic Group of Companies, Inc. and its subsidiaries (the "Company") at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of International Public Relations plc ("IPR"), a wholly-owned subsidiary, which statements reflect revenues constituting approximately 6% and 7% of the related 1997 and 1996 consolidated financial statement total. Additionally, we did not audit the financial statements of Hill, Holliday, Connors, Cosmopulos, Inc. ("Hill Holliday"), a wholly-owned subsidiary, which statements reflect total net loss constituting approximately 17% of the related 1997 consolidated financial statement total. Those statements were audited by other auditors whose reports thereon have been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for IPR and Hill Holliday, is based solely on the reports of the other auditors. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for the opinion expressed above.



/s/ By: PRICEWATERHOUSECOOPERS LLP
        PricewaterhouseCoopers LLP
        New York, New York
        February 19, 1999


REPORT OF INDEPENDENT AUDITORS TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF INTERNATIONAL PUBLIC RELATIONS PLC

We have audited the consolidated balance sheets of International Public Relations plc and subsidiaries as of 31 December 1997 and 31 October 1996, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the two years in the periods ended 31 December 1997 and 31 October 1996, all expressed in pounds sterling. These financial statements, which are not separately presented herein, are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United Kingdom, which are similar to those generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of International Public Relations plc and subsidiaries at 31 December 1997 and 31 October 1996, and the consolidated results of their operations and their cash flows for each of the two years in the periods ended 31 December 1997 and 31 October 1996 in conformity with generally accepted accounting principles in the United States.

Ernst & Young
London
3 February 1999
                    Report of Independent Auditors

Board of Directors
Hill, Holliday, Connors, Cosmopulos, Inc.

We have audited the consolidated balance sheet of Hill, Holliday, Connors, Cosmopulos, Inc. and Subsidiaries (the Company) as of December 31, 1997, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the twelve-month period then ended (not separately presented herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hill, Holliday, Connors, Cosmopulos, Inc. and Subsidiaries at December 31, 1997, and the consolidated results of their operations and their cash flows for the twelve-month period then ended, in conformity with generally accepted accounting principles.

					/s/Ernst & Young LLP
Boston, Massachusetts
March 13, 1998

				FINANCIAL STATEMENTS
THE INTERPUBLIC GROUP OF COMPANIES, INC. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
DECEMBER 31
(Dollars in thousands except per share data)

ASSETS	   1998	    1997
CURRENT ASSETS:
Cash and cash equivalents (includes
  certificates of deposit: 1998-$152,064;
  1997-$256,934)	$  808,803	$  738,112
Marketable securities	    31,733	    31,944
Receivables (net of allowance for doubtful
  accounts:  1998-$53,093; 1997-$44,110)	 3,522,616	 3,104,606
Expenditures billable to clients	   276,610	   242,965
Prepaid expenses and other current assets	   137,183	   115,895
   Total current assets	 4,776,945	 4,233,522


OTHER ASSETS:
Investment in unconsolidated affiliates	    47,561	    46,665
Deferred taxes on income	    97,350	    75,661
Other investments and miscellaneous
  assets	   299,967	   223,832
   Total other assets	   444,878	   346,158

FIXED ASSETS, AT COST:
Land and buildings	    95,228	    83,621
Furniture and equipment	   650,037	   554,608
		   745,265	   638,229
Less: accumulated depreciation	   420,864	   365,877
		   324,401	   272,352
Unamortized leasehold improvements	   115,200	   103,494
   Total fixed assets	   439,601	   375,846

Intangible assets (net of accumulated
	amortization:  1998-$504,787;
  1997-$448,952)	 1,281,399	 1,027,917

TOTAL ASSETS	$6,942,823	$5,983,443


The accompanying notes are an integral part of these financial statements.

					FINANCIAL STATEMENTS
THE INTERPUBLIC GROUP OF COMPANIES, INC. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
DECEMBER 31
(Dollars in thousands except per share data)

LIABILITIES AND STOCKHOLDERS' EQUITY	   1998	    1997
CURRENT LIABILITIES:
Payable to banks	$  214,464	$  187,820
Accounts payable	 3,613,699	 3,189,137
Accrued expenses	   624,517	   478,962
Accrued income taxes	   205,672	   161,236
   Total current liabilities	 4,658,352	 4,017,155

NONCURRENT LIABILITIES:
Long-term debt	   298,691	   317,268
Convertible subordinated debentures
  and notes	   207,927	   201,768
Deferred compensation and reserve
	for termination allowances	   319,526	   273,408
Accrued postretirement benefits	    48,616	    47,404
Other noncurrent liabilities	    88,691	    72,986
Minority interests in consolidated
	subsidiaries	    55,928	    31,917
   Total noncurrent liabilities	 1,019,379	   944,751

STOCKHOLDERS' EQUITY:
Preferred Stock, no par value
  shares authorized:  20,000,000
  shares issued:  none

Common Stock, $.10 par value
	shares authorized:  225,000,000
	shares issued:
	  1998 - 145,722,579;
	  1997 - 143,567,843	    14,572	    14,357
Additional paid-in capital	   652,692	   515,892
Retained earnings	 1,116,365	   886,201
Adjustment for minimum pension liability	   (36,612)	   (13,207)
Net unrealized gain on equity securities	     9,889	    12,405
Cumulative translation adjustment	  (133,753)	  (158,969)
		 1,623,153	 1,256,679
Less:
	Treasury stock, at cost:
    1998 - 6,187,172 shares;
    1997 - 5,271,046 shares 	   286,713	   171,088
Unearned ESOP compensation	         -	     7,420
Unamortized expense of restricted
	  stock grants	    71,348	    56,634
   Total stockholders' equity	 1,265,092	 1,021,537
Commitments and contingencies (See Note 14)

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$6,942,823	$5,983,443

Information for 1997 has been restated to reflect the aggregate effect of the acquisitions accounted for as poolings of interests.

						FINANCIAL STATEMENTS
THE INTERPUBLIC GROUP OF COMPANIES, INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME
YEAR ENDED DECEMBER 31
(Dollars in thousands except per share data)

		    1998	   1997	   1996
Commissions and fees	$3,844,340	$3,352,776	$2,874,417
Other income, net	   124,388	   129,608	   109,482
    Gross income	 3,968,728	 3,482,384	 2,983,899

Salaries and related expenses	 2,167,931	 1,913,356	 1,619,619
Office and general expenses	 1,179,227	 1,075,176	   938,717
Interest expense	    58,699	    57,793	    51,695
Special compensation
   charges	         -	    32,229	         -
   Total costs and expenses 	 3,405,857	 3,078,554	 2,610,031


Income before provision for
  income taxes	   562,871	   403,830	   373,868

Provision for income taxes 	   232,005	   186,246	   156,783

Income of consolidated
  companies	   330,866	   217,584	   217,085
Income applicable to minority
  interests	   (28,125)	   (23,754)     (14,914)
Equity in net income of
    unconsolidated affiliates	     7,164	     6,548	    12,448

Net Income	$  309,905	$  200,378	$  214,619


Per Share Data:
	Basic EPS	     $2.29	     $1.54	     $1.65
	Diluted EPS	     $2.21	     $1.49	     $1.60


The accompanying notes are an integral part of these financial statements.

Information for 1996 and 1997 has been restated to reflect the aggregate effect of the acquisitions accounted for as poolings of interests.


       	                    FINANCIAL STATEMENTS
(Dollars in thousands)            THE INTERPUBLIC GROUP OF COMPANIES, INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
                                                       YEAR ENDED DECEMBER 31
CASH FLOWS FROM OPERATING ACTIVITIES:	   1998	   1997	   1996
Net Income	$309,905	$200,378	$214,619
Adjustments to reconcile net income to cash provided by
   operating activities:
  Depreciation and amortization of fixed assets	 103,029	  84,371	  69,997
  Amortization of intangible assets	  55,835	  41,110	  36,858
  Amortization of restricted stock awards	  20,272	  16,222	  14,451
	  Stock bonus plans/ESOP	       -	   1,389	   4,067
  Provision for deferred income taxes	 (12,941)	   7,743	   3,661
  Noncash pension plan charges	       -	  16,700	       -
  Equity in net income of unconsolidated affiliates	  (7,164)	  (6,548)	 (12,448)
  Income applicable to minority interests	  28,125	  23,754	  14,914
  Translation losses/(gains)	   1,847	    (319)	   3,262
  Special compensation charges	       -	  31,553	       -
  Net gain on investments	 (34,737)	 (44,626)	 (35,211)
  Other 	   9,519	 (11,092)	   4,091
Change in assets and liabilities, net of acquisitions:
  Receivables	(243,966)	(340,804)	(291,351)
  Expenditures billable to clients	 (25,988) 	 (46,512)	 (26,809)
  Prepaid expenses and other assets	 (38,613)	 (13,483)	 (39,188)
  Accounts payable and accrued expenses	 305,076 	 296,849	 302,676
  Accrued income taxes	  20,108 	   2,311	  27,015
  Deferred compensation and reserve for
    termination allowances	  14,398 	  18,397	 (13,503)
  Net cash provided by operating activities	 504,705	 277,393	 277,101
CASH FLOWS FROM INVESTING ACTIVITIES:
  Acquisitions, net	(121,751)	 (90,297)	 (55,833)
  Capital expenditures 	(136,738)	(107,065)	 (91,904)
  Proceeds from sales of assets	  27,483	 114,023	  40,146
  Net proceeds from marketable securities	   3,934	     324	     476
  Investment in unconsolidated affiliates	 (16,660)	  (8,371)	  17,210
  Net cash used in investing activities	(243,732)	 (91,386)	 (89,905)
CASH FLOWS FROM FINANCING ACTIVITIES:
  Increase (decrease) in short-term borrowings	  15,304	  31,188	 (28,450)
  Proceeds from long-term debt	  12,253	 256,337	 152,058
  Payments of long-term debt	 (25,882)	 (31,223)	(128,717)
  Proceeds from ESOP	   7,420	       -	       -
  Treasury stock acquired	(164,928)	(144,094)	 (86,949)
  Issuance of common stock	  33,688	  37,750	  20,091
  Cash dividends - Interpublic	 (76,894)	 (61,242)	 (51,786)
  Cash dividends - pooled companies	  (2,847)	 (10,770)	  (6,933)
  Net cash (used in) provided by financing activities	(201,886)	  77,946	(130,686)
Effect of exchange rates on cash and cash equivalents	  11,604	 (41,892)	  (2,554)
Increase in cash and cash equivalents 	  70,691	 222,061	  53,956
Cash and cash equivalents at beginning of year	 738,112	 516,051	 462,095
Cash and cash equivalents at end of year	$808,803	$738,112	$516,051
The accompanying notes are an integral part of these financial statements.
Information for 1996 and 1997 has been restated to reflect the aggregate effect of the acquisitions accounted for as poolings of interests.
</TABLE



                                                       FINANCIAL STATEMENTS
THE INTERPUBLIC GROUP OF COMPANIES, INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME
(Dollars in thousands)                FOR THE THREE-YEAR PERIOD ENDED DECEMBER 31, 1998

				Accumulated     		Unamortized
	   	Additional		Other  	             	Expense 	Unearned
                            	Common   Paid-In  	Retained	Comprehensive	Treasury	of Restricted	ESOP
                            	Stock	Capital   	Earnings	Income (loss) 	Stock	Stock Grants	Plan	Total
BALANCES, DECEMBER 31, 1997 	$14,357  $515,892 	  $886,201	$(159,771)   	$(171,088)	$(56,634)	$(7,420)	$1,021,537
Comprehensive income:
 Net income		 	  $309,905 	   			 	$  309,905
 Adjustment for minimum pension
   liability                              	        	   	  (23,405)				   		   (23,405)
 Change in market value of
   securities available-for-sale                          	   (2,516)                     		   	    (2,516)
 Foreign currency translation
   adjustment			   	   25,216	 		    		    25,216
Total comprehensive income									$  309,200
Cash dividends - IPG		 	   (76,894)	   		   	  	   (76,894)
Equity adjustments-
  pooled companies		 	    (2,847)						   			    (2,847)
Awards of stock under
 Company plans:
 Achievement stock and
   incentive awards	      	     274   			      110 	       	       	       384
 Restricted stock,
   net of forfeitures      	     63    36,619				   (2,406)	 (14,714)	    	    19,562
Employee stock purchases        	     26    13,325						     		    13,351
Exercise of stock options,
  including tax benefit        	    123    42,518							    			    42,641
Purchase of Company's own stock						 (164,928)	  		  (164,928)
Issuance of shares
  for acquisitions      	    	  43,062     		   51,599    	    94,661
Conversion of convertible
   debentures                  	      3     1,002						     	     1,005
Payments from ESOP									 		  7,420 	     7,420
_______________________________________________________________________________________________________________________________
BALANCES, DECEMBER 31, 1998 	$14,572 $ 652,692	$1,116,365  $(160,476)	$(286,713)	$(71,348) 	$     -	$1,265,092

                                                       FINANCIAL STATEMENTS
THE INTERPUBLIC GROUP OF COMPANIES, INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME
(Dollars in thousands)                FOR THE THREE-YEAR PERIOD ENDED DECEMBER 31, 1998

				Accumulated     		Unamortized
	   	Additional		Other  	             	Expense 	Unearned
                            	Common   Paid-In  	Retained	Comprehensive	Treasury	of Restricted	ESOP
                            	Stock	Capital   	Earnings	Income (loss) 	Stock	Stock Grants	Plan	Total
BALANCES, DECEMBER 31, 1996	$13,641  $246,063 	$759,987	$ (96,972)   	$ (49,082)	$(47,350)	$(7,800)	$  818,487
Comprehensive income:
 Net income		 	$200,378 	 	$  200,378
 Adjustment for minimum pension
   liability                     				     (228)					    	      (228)
 Change in market value of
   securities available-for-sale                          	   12,405   				  	    12,405
 Foreign currency translation
   adjustment			   	  (74,976)	  			 	   (74,976)
Total comprehensive income		 						  $137,579
Cash dividends - IPG		 	 (61,242)	 	   (61,242)
Equity adjustments-
  pooled companies		           	 (12,922)						 	   (12,922)
Awards of stock under
 Company plans:
 Achievement stock and
   incentive awards	      	     787			      175			       962
 Restricted stock,
   net of forfeitures      	     53    27,821				   (3,664)	  (9,284)	    14,926
Employee stock purchases        	     23     9,684							   	     9,707
Exercise of stock options,
  including tax benefit       	    138    40,855					   		  	    40,993
Purchase of Company's own stock						 (144,094)		  (144,094)
Issuance of shares
  for acquisitions      	    	  49,877     			   25,577	    75,454
Conversion of convertible
  debentures                  	    443   118,357							 	   118,800
Par value of shares issued
  for three-for-two stock split 	     59  							      	        59
Payments from ESOP									  	    380 	       380
Special compensation
  charges	 	  27,324     						  	    27,324
Deferred stock bonus charges 	 	  (4,876)           						  	    (4,876)
BALANCES, DECEMBER 31, 1997 	$14,357 $ 515,892  $  886,201  $(159,771)	$(171,088)	$(56,634) 	$(7,420)	$1,021,537



                                                FINANCIAL STATEMENTS
THE INTERPUBLIC GROUP OF COMPANIES, INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME
(Dollars in thousands)                FOR THE THREE-YEAR PERIOD ENDED DECEMBER 31, 1998

				Accumulated		Unamortized
		Additional		Other		Expense 	Unearned
	Common   Paid-In  	Retained	Comprehensive	Treasury	of Restricted	ESOP
	Stock	Capital   	Earnings	Income (loss) 	Stock	Stock Grants	Plan	Total
BALANCES, DECEMBER 31, 1995	$ 8,963	$234,007 	$609,683	$(106,280)	$      -	$(39,664)	$(9,900)	$696,809
 Comprehensive income:
 Net income		 	$214,619	   				$214,619
 Adjustment for minimum pension
   Liability		 			   (3,891)								  (3,891)
 Foreign currency translation
   adjustment			   	   13,199	  		  			  13,199
Total comprehensive income									$223,927
Cash dividends - IPG		 	 (51,786)	  				 (51,786)
Equity adjustments-
  pooled companies		 (40,874)	  (7,982)				  40,874					  (7,982)
Awards of stock under
  Company plans:
 Achievement stock and
   incentive awards    		     331    				     103				     434
 Restricted stock,
   net of forfeitures	     49    22,831					  (1,244)	  (7,686)		  13,950
Employee stock purchases	     19     7,273										   7,292
Exercise of stock options,
  including tax benefit	     61    17,119										  17,180
Purchase of Company's own stock							 (86,949)					 (86,949)
Issuance of shares
  for acquisitions		   4,453     			  (1,866)				   2,587
Conversion of convertible
  debentures	      2       923											     925
Par value of shares issued
  for three-for-two stock split	  4,547		  (4,547)									       -
Payments from ESOP												  2,100 	   2,100
BALANCES, DECEMBER 31, 1996 	$13,641	$246,063	$759,987	$ (96,972)	$(49,082)	$(47,350) 	$(7,800)	$818,487

The accompanying notes are an integral part of these financial statements.

Information for 1995, 1996 and 1997 has been restated to reflect the aggregate effect of the acquisitions accounted for as poolings of interests.




NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Nature of Operations
The Company is a worldwide provider of advertising agency and related services. The Company conducts business through the following subsidiaries:
McCann-Erickson WorldGroup, Ammirati Puris Lintas, The Lowe Group, Western Initiative Media Worldwide, DraftWorldwide, Allied Communications Group, Octagon, International Public Relations and other related companies. The Company also has arrangements through association with local agencies in various parts of the world. Other "marketing communications" activities conducted by the Company are market research, sales promotion, product development, direct marketing, telemarketing, public relations and other related services.

Principles of Consolidation
The consolidated financial statements include the accounts of the Company and its subsidiaries, most of which are wholly owned. The Company also has certain investments in unconsolidated affiliates that are carried on the equity basis. The Company acquired five companies in 1998 which were accounted for as poolings of interests. The Company's consolidated financial statements, including the related notes, have been restated as of the earliest period presented to include the results of operations, financial position and cash flows of the 1998 pooled entities in addition to all prior pooled entities.

Short-term and Long-term Investments
The Company's investments in marketable and equity securities are categorized as available-for-sale securities, as defined by Statement of Financial Accounting Standards No. 115 (SFAS 115), "Accounting for Certain Investments in Debt and Equity Securities". Unrealized holding gains and losses are reflected as a net amount as a separate component of stockholders' equity until realized. The cost of securities sold is based on the average cost of securities when computing realized gains and losses.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Translation of Foreign Currencies
Balance sheet accounts are translated principally at rates of exchange prevailing at the end of the year except for fixed assets and related depreciation in countries with highly inflationary economies which are translated at rates in effect on dates of acquisition. Revenue and expense accounts are translated at average rates of exchange in effect during each year. Translation adjustments are included as a separate component of stockholders' equity except for countries with highly inflationary economies, in which case they are included in current operations.

Commissions, Fees and Costs
Commissions and fees are generally recognized when media placements appear and production costs are incurred. Salaries and other agency costs are generally expensed as incurred.

Depreciation and Amortization
Depreciation is computed principally using the straight-line method over estimated useful lives of the related assets, ranging generally from 3 to 20 years for furniture and equipment and from 10 to 45 years for various component parts of buildings.

Leasehold improvements and rights are amortized over the terms of related leases. Company policy provides for the capitalization of all major expenditures for renewal and improvements and for current charges to income for repairs and maintenance.

Long-lived Assets
The excess of purchase price over the fair value of net tangible assets acquired is amortized on a straight-line basis over periods not exceeding 40 years.

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

Income Taxes
Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for income tax purposes.

Earnings per Common and Common Equivalent Share
As further discussed in Note 3, the Company adopted Statement of Financial Accounting Standards No. 128 (SFAS 128), "Earnings Per Share", in the fourth quarter of 1997. Basic earnings per share is based on the weighted-average number of common shares outstanding during each year. Diluted earnings per share also includes common equivalent shares applicable to grants under the stock incentive and stock option plans and the assumed conversion of convertible subordinated debentures and notes, if they are determined to be dilutive.

Treasury Stock
Treasury stock is acquired at market value and is recorded at cost. Issuances are accounted for on a first-in, first-out basis.

Concentrations of Credit Risk
The Company's clients are in various businesses, located primarily in North America, Latin America, Europe and the Pacific Region. The Company performs ongoing credit evaluations of its clients. Reserves for credit losses are maintained at levels considered adequate by management. The Company invests its excess cash in deposits with major banks and in money market securities. These securities typically mature within 90 days and bear minimal risk.

Segment Reporting
In June 1997, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards No. 131 (SFAS 131), "Disclosures about Segments of an Enterprise and Related Information," which changes the way public companies report financial and descriptive information about their operating segments. The Company provides advertising and many other closely related marketing communications services. All of these services fall within one reportable segment as defined in SFAS 131.

Retirement Plans
In February 1998, the FASB issued Statement of Financial Accounting Standards No. 132 (SFAS 132), "Employers' Disclosures about Pensions and Other Postretirement Benefits." SFAS 132 does not change the measurement or recognition of such plans, but does standardize the disclosure requirements for pensions and other postretirement benefits to the extent practicable. SFAS 132 also requires disclosures of additional information about changes in benefit obligations and fair values of plan assets, and eliminates certain other disclosures that were previously required. The Company has adopted SFAS 132 for its 1998 financial statements (See Note 8).

Reclassifications
Certain amounts for prior years have been reclassified to conform with current year presentation.

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

NOTE 3:  EARNINGS PER SHARE
In the fourth quarter of 1997, the Company adopted SFAS 128, which specifies the method of computation, presentation and disclosure for earnings per share
(EPS). SFAS 128 replaces the presentation of primary EPS with basic EPS and requires dual presentation of basic and diluted EPS. All prior period EPS data has been restated to comply with SFAS 128.

In accordance with SFAS 128, the following is a reconciliation of the components of the basic and diluted EPS computations for income available to common stockholders:

													FOR THE YEAR ENDED DECEMBER 31,
							                                  (Dollars in thousands
													     except per share data)

							1998					  1997					  1996
                                           Per						Per                          		Per
									   Share						Share						Share
					Income	Shares	   Amount	  Income	  Shares		Amount  Income	   	Shares		Amount

BASIC EPS
Income available
 to common stockholders  $309,905  135,485,326   $2.29   $200,378  130,249,946  $1.54    $214,619   130,297,369	$1.65


Effect of Dilutive Securities:
 Options						  3,310,367				    2,910,648				       2,219,373
 Restricted stock		     541    1,726,919	            447    1,638,647		         384     1,605,564
 3/4% Convertible
    subordinated debentures              2,660		     5,929    4,010,291              6,410     4,466,502


DILUTED EPS		     $310,446  140,525,272   $2.21   $206,754  138,809,532	$1.49    $221,413   138,588,808	$1.60

The computation of diluted EPS for 1998 and 1997 excludes the assumed conversion of the 1.80% Convertible Subordinated Notes (See
Note 10), because they were antidilutive.


NOTE 4: ACQUISITIONS
The Company acquired a number of advertising and communications companies during the three-year period ended December 31, 1998. The aggregate purchase price, including cash and stock payments, was $660 million, $302 million and $173 million in 1998, 1997 and 1996, respectively. The aggregate purchase price includes the value of stock issued for pooled companies.

In 1998, 7,478,267 shares of the Company's common stock were issued for acquisitions accounted for as poolings of interests. The companies pooled and the respective shares of the Company's common stock issued were:
International Public Relations - 2,640,173 shares, Hill, Holliday, Connors, Cosmopulos, Inc. ("Hill Holliday") - 2,062,434 shares, The Jack Morton Company - 2,135,996 shares, Carmichael Lynch, Inc. - 486,904 shares and KBA Marketing - 152,760 shares.

The Company's consolidated financial statements, including the related notes, have been restated as of the earliest period presented to include the results of operations, financial position and cash flows of the above 1998 pooled entities in addition to all prior pooled entities. A gross income and net income reconciliation for the years ending December 31, 1997 and 1996 is summarized below:

						Gross Income		Net Income/(Loss)
						    (Dollars in thousands)
For the Year 1997:
As Reported 				$3,264,120		$205,033
Pooled Companies			   218,264		  (4,655)
As Restated				$3,482,384		$200,378


For the Year 1996:
As Reported 				$2,786,655		$211,113
Pooled Companies			   197,244		   3,506
As Restated				$2,983,899		$214,619

The "As Reported" balances shown above reflect amounts previously reported, which were restated to incorporate the results of three companies acquired in April 1998 as well as all prior pooled entities. The "As Restated" balances reflect the restatement for two companies pooled in the second half of 1998.

In 1998, the Company also paid $140 million in cash and issued 1,359,252 shares of its common stock for acquisitions accounted for as purchases and equity investments. These acquisitions included Gillespie, Ryan McGinn, CSI, Flammini, Gingko and Defederico and Herrero Y Ochoa. The Company also recorded a liability for acquisition related deferred payments of $24 million.

In 1997, the Company issued 4,059,255 shares of its common stock for acquisitions accounted for as poolings of interests. Some of the companies pooled and the respective shares of the Company's common stock issued were:
Complete Medical Group - 708,789 shares, Integrated Communications Corporation - 585,054 shares, Advantage International - 579,206 shares and Ludgate - 539,459 shares. Additional companies accounted for as poolings of interests include Adler Boschetto Peebles, Barnett Fletcher, Davies Baron, Diefenbach Elkins, D.L. Blair, Rubin Barney & Birger, Inc. and Technology Solutions Inc.

In 1997, the Company also paid $81 million in cash and issued 1,200,059 shares of its common stock for acquisitions accounted for as purchases and equity investments. These acquisitions included Marketing Corporation of America, Medialog, The Sponsorship Group, Kaleidoscope and Addis Wechsler (51% interest). The Company increased its interest in Campbell Mithun Esty by 25%. The Company also recorded a liability for acquisition related deferred payments of $38 million.

In 1996, the Company issued 3,519,847 shares of its stock for acquisitions accounted for as poolings of interests. Pooled companies included
DraftDirect- 2,736,914 shares, The Weber Group- 495,996 shares and Torre Renta Lazur- 286,937 shares.

During 1996, the Company paid $57 million in cash and issued 190,653 shares of its common stock for acquisitions accounted for as purchases and equity investments. These acquisitions included Angotti Thomas Hedge, Jay Advertising, Media Inc., McAdams Healthcare, GGK (49% interest) and Goldberg Moser O'Neill (49% interest).

Deferred payments of both cash and shares of the Company's common stock for prior years' acquisitions were $75 million, $43 million, and $20 million in 1998, 1997 and 1996, respectively.

During 1998, the Company sold a portion of its investments in Applied Graphics Technologies, Inc., CKS Group, Inc. and Lycos with combined proceeds of approximately $20 million. These investments are being accounted for as available-for-sale securities, pursuant to the requirements of SFAS 115. During 1997, the Company sold its investment in All American Communications, Inc. for approximately $77 million. During 1996, the Company sold its 50% investment in Mark Goodson Productions for approximately $29 million, a portion of its investment in CKS Group, Inc. for $37.6 million and its investment in Spotlink for $11.7 million in shares of the purchaser's common stock.


NOTE 5:  PROVISION FOR INCOME TAXES
The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes". SFAS 109 applies an asset and liability approach that requires the recognition of deferred tax assets and liabilities with respect to the expected future tax consequences of events that have been recognized in the consolidated financial statements and tax returns.

The components of income before provision for income taxes are as follows:
(Dollars in thousands)	  1998 	  1997 	  1996
Domestic 	$292,931	$174,177 	$178,717
Foreign	 269,940	 229,653 	 195,151
Total	$562,871	$403,830 	$373,868

The provision for income taxes consisted of:
(Dollars in thousands)	  1998	  1997	  1996
Federal Income Taxes (Including Foreign
   Withholding Taxes):
  Current	$105,049	$ 68,920 	$ 59,414
  Deferred	   3,669	   4,312 	     (78)
      	 108,718	  73,232	  59,336
State and Local Income Taxes:
  Current	  21,285	  22,350 	  20,759
  Deferred 	     725	     393 	   2,581
     	  22,010	  22,743 	  23,340
Foreign Income Taxes:
  Current	 118,612	  87,233 	  72,949
  Deferred	 (17,335)	   3,038	   1,158
     	 101,277	  90,271 	  74,107
Total	$232,005	$186,246 	$156,783

At December 31, 1998 and 1997 the deferred tax assets/(liabilities) consisted of the following items:
(Dollars in thousands)		   1998  	   1997
Postretirement/postemployment benefits	$ 46,394	$ 40,978
Deferred compensation		  34,285	  25,468
Pension costs		  13,715	  12,094
Depreciation		  (6,102)	  (8,824)
Rent		  (6,424)	    (842)
Interest		   4,598	   2,056
Accrued reserves		   8,569	  11,708
Investments in equity securities	 (10,677)	  (1,375)
Tax loss/tax credit carryforwards	  46,682	  35,000
Other		  (2,279)	  (2,904)
Total deferred tax assets		 128,761	 113,359
Deferred tax valuation allowance	  31,411	  37,698
Net deferred tax assets		$ 97,350	$ 75,661

The valuation allowance of $31.4 million and $37.7 million at December 31, 1998 and 1997, respectively, represents a provision for uncertainty as to the realization of certain deferred tax assets, including U.S. tax credit and net operating loss carryforwards in certain jurisdictions. The change during 1998 in the deferred tax valuation allowance primarily relates to changes in the deferred compensation tax item, net operating loss carryforwards and tax credits. At December 31, 1998, there was $6.9 million of tax credit carryforwards with expiration periods through 2003 and net operating loss carryforwards with a tax effect of $39.8 million with various expiration periods. The Company has concluded that based upon expected future results, it is more likely than not that the net deferred tax asset balance will be realized.

A reconciliation of the effective income tax rate as shown in the consolidated statement of income to the federal statutory rate is as follows:

	1998	1997	1996
Statutory federal income tax rate	35.0%	35.0%	35.0%
State and local income taxes,
  net of federal income tax benefit	 3.7	 4.1	 3.0
Impact of foreign operations, including
  withholding taxes	 0.4	 0.3	 1.0
Goodwill and intangible assets	 2.8	 2.7	 2.4
Effect of pooled companies	(0.1)	 3.9	 1.1
Other	(0.6)	 0.1	(0.6)
Effective tax rate	41.2%	46.1%	41.9%

The total amount of undistributed earnings of foreign subsidiaries for income tax purposes was approximately $497.6 million at December 31, 1998. No provision has been made for foreign withholding taxes or United States income taxes which may become payable if undistributed earnings of foreign subsidiaries were paid as dividends to the Company, since a major portion of these earnings has been reinvested in working capital and other business needs. The additional taxes on that portion of undistributed earnings which is available for dividends are not practicably determinable.


NOTE 6: SUPPLEMENTAL CASH FLOW INFORMATION
For purposes of the consolidated statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Income Tax and Interest Payments
Cash paid for income taxes was approximately $193.9 million, $126.9 million and $106.9 million in 1998, 1997 and 1996, respectively. Interest payments were approximately $37.2 million in 1998, $31.2 million in 1997 and $35.9 million in 1996.

Noncash Financing Activity
As more fully described in Note 10, during 1997 the Company redeemed all outstanding issues under the 3 3/4% Convertible Subordinated Debentures due 2002. Substantially all of the outstanding debentures were converted into approximately 4.3 million shares of the Company's common stock.

Acquisitions
As more fully described in Note 4, the Company issued 8,837,519 shares, 5,259,314 shares, and 3,710,500 shares of the Company's common stock in connection with acquisitions during 1998, 1997 and 1996, respectively. Details of businesses acquired in transactions accounted for as purchases were as follows:


	  1998	  1997	  1996
(Dollars in thousands)
Fair value of assets acquired	$452,237	$263,312	$186,557
Liabilities assumed	 184,187 	  89,686	 106,289
Net assets acquired	 268,050	 173,626	  80,268
Less: noncash consideration	  86,446	  76,794	   7,568
Less: cash acquired	  59,853	   6,535	  16,867
Net cash paid for acquisitions	$121,751	$ 90,297	$ 55,833

The amounts shown above exclude acquisition related deferred payments due in subsequent years, but include cash deferred payments of $55 million, $30 million and $18 million made during 1998, 1997 and 1996, respectively.

NOTE 7: INCENTIVE PLANS
The 1997 Performance Incentive Plan ("1997 PIP Plan"), approved by the Company's stockholders in May 1997, replaced the Company's Management Incentive Compensation Plan, Long-Term Performance Incentive Plan, 1996 Stock Incentive Plan and the 1986 Stock Incentive Plan ("Predecessor Plans"). Awards made under the Predecessor Plans remain subject to their terms and conditions. The 1997 PIP Plan includes the following types of awards: (1) stock options, (2) stock appreciation rights, (3) restricted stock, (4) phantom shares, (5) performance units and (6) management incentive compensation performance awards.

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

The following discussion relates to transactions under the 1997 PIP Plan, the Predecessor Plans and other incentive plans. Except as otherwise noted, awards under the 1997 PIP Plan have terms similar to awards made under the respective Predecessor Plans.

Stock Options
The 1997 PIP Plan provides for the granting of either incentive stock options (ISO's) or nonstatutory options to purchase shares at the fair value of the Company's common stock on the date of grant. The Compensation Committee of the Board of Directors ( the "Committee"), is responsible for determining the vesting terms and the exercise period of each grant within the limitations set forth in the 1997 PIP Plan document.

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

Following is a summary of stock option transactions during the three-year period ended December 31, 1998:
	Number of		Weighted-
	Shares			Average
	Under Option	Exercise Price
Balance, December 31, 1995	 9,937,152	$18
Exercisable, December 31, 1995	 4,538,483	 11

New Awards	 3,503,580	 31
Exercised	  (907,866)	 14
Cancelled	  (466,923)	 22
Balance, December 31, 1996	12,065,943	 22
Exercisable, December 31, 1996	 3,846,002	 14

New Awards	 2,210,980	 38
Exercised	(1,733,559)	 16
Cancelled	  (521,160)	 24
Balance, December 31, 1997	12,022,204	 26
Exercisable, December 31, 1997	 4,201,219		   17

New Awards	 3,949,191	 64
Exercised	(1,495,003)	 16
Cancelled	  (618,748)	 29
Balance, December 31, 1998	13,857,644	 37
Exercisable, December 31, 1998	 2,988,719	 18

The following table summarizes information about stock options outstanding at December 31, 1998:
						Weighted-
						Average	  Weighted-              Weighted-
				   Number		Remaining	  Average	 Number        Average
Range of		   Outstanding	Contractual Exercise Exercisable	Exercise
Exercise Prices  at 12/31/98	Life  	  Price  	 at 12/31/98  	Price
$8.66 to $19.99  2,349,972	  3.25		$16		2,343,222	 $16

 20.00 to 29.99   2,675,726	  6.04	 	 22		  624,047	  22

 30.00 to 34.99   3,235,123	  7.44	 	 32		   21,450	  32

 35.00 to 69.19   5,596,823	  9.34	 	 56		     -           -

Stock Appreciation Rights
The 1997 PIP Plan permits the Company to grant stock appreciation rights. A stock appreciation right entitles the holder to receive an amount equal to the fair market value of a share of common stock of the Company on the date of exercise over a base price. No such awards have been made to date.

Restricted Stock
Various incentive plans, including the 1997 PIP Plan, incorporate the issuance of restricted stock subject to certain restrictions and vesting requirements determined by the Committee. The vesting period is generally five to seven years. No monetary consideration is paid by a recipient for a restricted stock award and the grant date fair value of these shares is amortized over the restriction periods. The Committee is authorized to direct that discretionary tax assistance payments may be made to recipients when the restrictions lapse. Such payments are expensed as awarded. At December 31, 1998, there were a total of 3,571,097 shares of restricted stock outstanding. During 1998, 1997 and 1996, the Company awarded 629,978 shares, 699,257 shares and 720,903 shares of restricted stock with a weighted-average grant date fair value of $57.97, $38.96 and $31.14, respectively.

Restricted shares under the Outside Directors' Plan generally vest after five years. At December 31, 1998, there were 18,000 shares of restricted stock outstanding. During 1998, no shares were awarded under this Plan.

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

Grants consisting of performance units have been awarded to certain key employees of the Company and its subsidiaries. The ultimate value of these performance units is contingent upon the annual growth in profits (as defined) of the Company, its operating components or both, over the 1995-1998 and 1997-2000 performance periods. The awards are generally paid in cash. The projected value of these units is accrued by the Company and charged to expense over the four-year performance period.

The Company expensed $19.9 million in each of 1998 and 1997 and $13.6 million in 1996 relating to performance units. As of December 31, 1998, the Company's liability for the 1995-1998 and 1997-2000 performance periods was $54.7 million, which represents a proportionate part of the total estimated amounts payable for the two performance periods. The Company's liability to participants for the 1995-1998 performance period as of December 31, 1998 was approximately $34.6 million.

Management Incentive Compensation Plan
Under the management incentive compensation component of the 1997 PIP Plan management incentive compensation awards are made to selected employees of the Company in the form of cash or stock, subject to the limitation that no individual may receive in excess of $2 million and certain limitations on common shares issued.

Other Incentive Arrangements
Under the Employee Stock Purchase Plan (ESPP), employees may purchase common stock of the Company through payroll deductions not exceeding 10% of their compensation. The price an employee pays for a share of stock is 85% of the market price on the last business day of the month. The Company issued 262,153 shares, 281,852 shares and 279,879 shares during 1998, 1997 and 1996, respectively, under the ESPP. An additional 8,043,225 shares were reserved for issuance at December 31, 1998.

Under the Company's Achievement Stock Award Plan, awards may be made up to an aggregate of 1,872,000 shares of common stock together with cash awards to cover any applicable withholding taxes. The Company issued 4,305 shares, 10,130 shares and 8,505 shares during 1998, 1997 and 1996, respectively, under this Plan. The weighted-average fair value on the dates of grant in 1998, 1997 and 1996 was $56.69, $42.25 and $30.86, respectively.

SFAS 123 Disclosures
The Company adopted Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation" in the fourth quarter of 1996. As permitted by the provisions of SFAS 123, the Company applies APB Opinion 25, "Accounting for Stock Issued to Employees", and related interpretations in accounting for its stock-based employee compensation plans. Accordingly, no compensation cost has been recognized for the Company's stock options or for shares purchased under the ESPP. The cost recorded for restricted stock and achievement stock awards in 1998, 1997 and 1996 was $20.5 million, $16.7 million and $14.5 million, respectively. If compensation cost for the Company's stock option plans and its ESPP had been determined based on the fair value at the grant dates as defined by SFAS 123, the Company's pro forma net income and earnings per share would have been as follows:

						   	  1998	  	  1997		  1996
						(Dollars in thousands except per share data)
Net Income		As reported	$309,905		$200,378		$214,619
				Pro forma		$295,059		$190,542		$207,633

Earnings Per Share
	Basic		As reported	$2.29		$1.54		$1.65
				Pro forma		$2.18		$1.46		$1.59
	Diluted		As reported	$2.21		$1.49		$1.60
				Pro forma		$2.10		$1.42		$1.55


For purposes of this pro forma information, the fair value of shares issued under the ESPP was based on the 15% discount received by employees. The weighted-average fair value (discount) on the date of purchase for stock purchased under this Plan was $7.64, $5.36 and $4.60 in 1998, 1997 and 1996, respectively.

For purposes of this pro forma information, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1998, 1997 and 1996, respectively: dividend yield of 0.95%, 1.3% and 1.41%; expected volatility of 19.17%, 19.17% and 20.71%; risk-free interest rate of 4.87%, 6.51% and 6.43%; and expected life of six years for each of the three years.

The weighted-average fair value on the dates of grant for options granted in 1998, 1997 and 1996 was $17.70, $11.83 and $9.63, respectively. As required by SFAS 123, this pro forma information is based on stock awards beginning in 1995 and accordingly is not likely to be representative of the pro forma effects in future years because options vest over several years and additional awards generally are made each year.

Hill Holliday Compensation Plans
Hill Holliday had an Equity Participation Plan (the "EPP") for various members of management and certain agreements (the "Awards") with three key members of their management, which provided for participants to receive a portion of the proceeds in the event of the sale or merger of Hill

Holliday. As a result of the merger discussions initiated in November 1997 and the subsequent agreement entered into on February 19, 1998, Hill Holliday recognized $26.0 million of compensation expense based on management's assessment that as of December 31, 1997, it was probable that the obligations under the EPP and the Awards would become payable. Also included in the special compensation charge was $.9 million related to the value of certain compensatory stock options and $.5 million related to other stock grants. The remaining balance of the special charge consisted of $4.2 million of payments on a consulting and supplemental retirement agreement under which no future services are expected, $1.0 million payable under an employment agreement in the event of the sale of Hill Holliday and $1.0 million of other expenses.

Carmichael Lynch, Inc. Compensation Plans
Carmichael Lynch maintained an Employee Stock Ownership Program ("ESOP") which was funded by a loan in the original amount of $10.5 million and contributions from Carmichael Lynch which were approximately $.7 million in 1997 and $2.4 million in 1996. At December 31, 1997, the loan had a balance of $7.4 million, which was repaid from proceeds from the sale of Company stock received in the merger, and the Plan was terminated. Carmichael Lynch also had a deferred stock equivalent plan payable in cash or stock. In 1997, it was determined that the units would be paid in cash and accordingly the balance of $4.9 million was reclassified from "Additional Paid in Capital" to "Deferred Compensation". At December 31, 1998, the outstanding units had been paid.

International Public Relations Compensation Plans
International Public Relations maintained several stock option plans, which will expire in early 1999, and a maximum of 60,000 shares of the Company's common stock may be issued on exercise of the options.


NOTE 8: RETIREMENT PLANS
Defined Benefit Pension Plans
Through March 31, 1998 the Company and certain of its domestic subsidiaries had a defined benefit plan ("Domestic Plan") which covered substantially all regular domestic employees. Effective April 1, 1998 this Plan was curtailed, and participants with five or less years of service became fully vested in the Plan. Participants with five or more years of service as of March 31, 1998 retain their vested balances and participate in a new compensation plan. Under the new plan, each participant's account will be credited with an annual allocation, equal to the projected discounted pension benefit accrual plus interest, while they continue to work for the Company. Participants in active service will be eligible to receive up to ten years of allocations coinciding with the number of years of service with the Company after March 31, 1998. As a result of the change in the Domestic Plan, the Company recorded charges of approximately $16.7 million in the fourth quarter of 1997.

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

The Company recorded a reduction to stockholders' equity for minimum pension liability of $36.6 million, $13.2 million and $13.0 million in 1998, 1997 and 1996, respectively.

The Company also has several foreign pension plans in which benefits are based primarily on years of service and employee compensation. It is the Company's policy to fund these plans in accordance with local laws and income tax regulations.

Net periodic pension costs for the Domestic Plan for 1998, 1997 and 1996 included the following components:

(Dollars in thousands)	 1998	  1997	  1996
Service cost	$     16	$  4,179	$  4,057
Interest cost	   9,841	  10,567	  10,248
Expected return on plan assets	 (11,575)	 (11,011)	 (10,854)
Amortization of unrecognized
  transition obligation	     -	   1,887	   1,887

(Dollars in thousands)	 1998	  1997	  1996
Amortization of prior
  service cost	     -	  (1,276)	  (1,769)
Recognized actuarial loss	   2,601	     943	   1,005
Curtailment charge	       -	   9,727	       -
Net periodic pension cost	$    883	$ 15,016	$  4,574

Net periodic pension costs for foreign pension plans for 1998, 1997 and 1996 included the following components:

(Dollars in thousands)	  1998   	  1997	  1996
Service cost	$ 6,847	$ 5,460	$ 5,130
Interest cost	 10,908	 10,633	 10,150
Expected return on plan assets	 (9,437)	(10,537)	 (9,112)
Amortization of unrecognized
  transition obligation                373		    324	    544
Amortization of
  prior service cost            	     482		    552	    732
Recognized actuarial (gain)	     (70)	   (1,440)		 (2,026)
Other                        	      -     	      - 	    (50)
Net periodic pension cost	$ 9,103	$ 4,992	$ 5,368

The following table sets forth the change in the benefit obligation, the change in plan assets, the funded status and amounts recognized for the pension plans in the Company's consolidated balance sheet at December 31, 1998, and 1997:

(Dollars in thousands)
	   Domestic 	   Foreign
	 Pension Plan 	 Pension Plans
	1998	1997	1998	1997
Change in benefit obligation
 Beginning obligation	$134,347	$139,142	$179,016	$165,654
 Service cost	      16	   4,179	   6,847	   5,460
 Interest cost	   9,841	  10,567	  10,908	  10,633
 Benefits paid	 (12,244)	 (17,016)	  (9,447)	 (11,677)
 Participant contributions	       -	       -	   1,606	   1,311
 Actuarial losses	  26,363	   6,070	  29,882	  18,022
 Curtailment	       -	  (8,595)	       -	       -
 Currency effect	       -	       -	   5,245 	 (10,387)
 Other	       -	       -	  (3,093)	       -
 Ending obligation	 158,323	 134,347	 220,964	 179,016

Change in plan assets
 Beginning fair value	 115,943	 112,284	 145,942	 136,575
 Actual return on plan assets	  11,932	 14,346		 17,363	  18,309
 Employer contributions	   7,638	  6,329	   2,473	   3,592
 Participant contributions	       -	      - 	   1,606	   1,311
 Benefits paid	 (12,244)	(17,016)		 (9,447)	 (11,677)
 Currency effect	       -	      -	   1,300	  (4,427)
 Other 	       -	      -	   2,738	   2,259
 Ending fair value	 123,269	115,943	 161,975	 145,942

Funded status of the plans	 (35,054)	(18,404)	 (58,989)  (33,074)
Unrecognized net actuarial
 loss/(gain)	  36,612	 13,207	  11,536	 (12,711)
Unrecognized prior service cost		      -	      -	   2,921	   3,524
Unrecognized transition cost	       -	      -	   3,796	   2,980
Net amount recognized	$  1,558	$(5,197)	$(40,736)	$(39,281)

At December 31, 1998 and 1997, the assets of the Domestic Plan and the foreign pension plans were primarily invested in fixed income and equity securities.

For the Domestic Plan, a discount rate of 6.75% in 1998, 7.25% in 1997 and 7.5% in 1996 and a salary increase assumption of 6% in 1998, 1997 and 1996 were used in determining the actuarial present value of the projected benefit obligation. The expected return on Domestic Plan assets was 10% in 1998, 1997 and 1996. For the foreign pension plans, discount rates ranging from 4.0% to 14% in 1998, 3.5% to 14% in 1997, and 5.5% to 12% in 1996 and
salary increase assumptions ranging from 2.0% to 10% in 1998, 1997, and 1996, were used in determining the actuarial present value of the projected benefit obligation. The expected rates of return on the assets of the foreign pension plans ranged from 2.0% to 14% in 1998, 3.5% to 14% in 1997, and 4.0% to 12% in 1996.

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the Domestic Plan were $158 million, $158 million and $123 million, respectively, as of December 31, 1998, and $134 million, $134 million, and $116 million, respectively, as of December 31, 1997. The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the foreign pension plans with accumulated benefit obligations in excess of plan assets were $81.4 million, $74 million, and $3.3 million respectively, as of December 31, 1998, and $74 million, $66 million, and $4.7 million respectively, as of December 31, 1997.

Other Benefit Arrangements
The Company also has special unqualified deferred benefit arrangements with certain key employees. Vesting is based upon the age of the employee and the terms of the employee's contract. Life insurance contracts have been purchased in amounts which may be used to fund these arrangements.

In addition to the defined benefit plan described above, the Company also sponsors a defined contribution plan ("Savings Plan") that covers substantially all domestic employees of the Company and participating subsidiaries. The Savings Plan permits participants to make contributions on a pre-tax and/or after-tax basis. The Savings Plan allows participants to choose among several investment alternatives. The Company matches a portion of participants' contributions based upon the number of years of service. The Company contributed $8.1 million, $6.3 million and $5.4 million to the Savings Plan in 1998, 1997 and 1996, respectively. One of the 1998 pooled companies also had a defined contribution plan in which a percentage of the participants' contributions were matched. Contributions were $.7 million, $2.2 million and $2.4 million in 1998, 1997 and 1996, respectively.

Postretirement Benefit Plans
The Company and its subsidiaries provide certain postretirement health care benefits for employees who were in the employ of the Company as of January 1, 1988, and life insurance benefits for employees who were in the employ of the Company as of December 1, 1961. The plans cover certain employees in the United States and certain key employees in foreign countries. Effective January 1, 1993, the Company's plan covering postretirement medical benefits was amended to place a cap on annual benefits payable to retirees. The coverage is self-insured, but is administered by an insurance company.

The Company accrues the expected cost of postretirement benefits other than pensions over the period in which the active employees become eligible for such postretirement benefits.

The components of periodic expense for these postretirement benefits for 1998, 1997 and 1996 were as follows:

(Dollars in thousands)	1998		 1997	 1996
Service cost	$  682		$  612    $   610
Interest cost	3,082    	 2,958      2,824
Amortization of prior service cost	  (934)		  (934)      (934)
Total periodic expense   	$2,830     	$2,636     $2,500

The following table sets forth the change in benefit obligation, change in plan assets, funded status and amounts recognized for the Company's postretirement benefit plans in the consolidated balance sheet at December 31, 1998 and 1997:

	        1998	 1997
Change in benefit obligation
  Beginning obligation	 $41,637	$38,757
  Service cost	     682	    612
  Interest cost	   3,082	  2,958
  Participant contributions	      77	     89
  Benefits paid	  (1,695)	 (1,958)
  Actuarial (gain)/loss	  (3,190) 	  1,179
  Ending obligation	  40,593	 41,637

Change in plan assets
  Beginning fair value	       -	      -
  Actual return on plan assets	       -	      -
  Employer contributions	   1,618	  1,869
  Participant contributions	      77	     89
  Benefits paid	  (1,695)	 (1,958)
  Ending fair value	       - 	      -

Funded status of the plans	 (40,593)	 (41,637)
Unrecognized net actuarial gain	  (5,195)	 (2,004)
Unrecognized prior service cost	  (2,829)	 (3,763)
Net amount recognized	$(48,617)	$(47,404)

A discount rate of 6.75% in 1998, 7.25% in 1997 and 7.50% in 1996 and a salary increase assumption of 6.0% in 1998, 1997 and 1996 were used in determining the accumulated postretirement benefit obligation. An 8.0% and a 9.0% increase in the cost of covered health care benefits was assumed for 1998 and 1997, respectively. This rate is assumed to decrease incrementally to 5.5% in the year 2002 and remain at that level thereafter. The health care cost trend rate assumption does not have a significant effect on the amounts reported. For example, a 1% increase in the health care cost trend rate would increase the accumulated postretirement benefit obligation at December 31, 1998 by approximately $2.8 million, and the combination of the service cost and the interest cost for 1998 by approximately $.2 million. A 1% decrease in the health care cost trend rate would decrease the accumulated postretirement benefit obligation at December 31, 1998 by approximately $3.2 million, and the combination of the service cost and the interest cost for 1998 by approximately $.3 million.

Postemployment Benefits
In accordance with SFAS 112 "Employers' Accounting for Postemployment Benefits", the Company accrues costs relating to certain benefits including severance, worker's compensation and health care coverage over an employee's service life.

The Company's liability for postemployment benefits totaled $50.3 million and $56.7 million at December 31, 1998 and 1997, respectively, and is included in deferred compensation and reserve for termination allowances. The net periodic expense recognized in 1998, 1997 and 1996 was $32.2 million, $31.3 million and $23.4 million, respectively.

NOTE 9: SHORT-TERM BORROWINGS
The Company and its domestic subsidiaries have lines of credit with various banks. These credit lines permit borrowings at fluctuating interest rates determined by the banks. Short-term borrowings by subsidiaries outside the United States principally consist of drawings against bank overdraft facilities and lines of credit. These borrowings bear interest at the prevailing local rates. Where required, the Company has guaranteed the repayment of these borrowings. Unused lines of credit by the Company and its subsidiaries at December 31, 1998 and 1997 aggregated $458 million and $432 million, respectively. The weighted-average interest rate on outstanding balances at December 31, 1998 was approximately 7.3%. Current maturities of long-term debt are included in the payable to banks balance.


NOTE 10:  LONG-TERM DEBT
Long-term debt at December 31 consisted of the following:
(Dollars in thousands)	  1998	  1997

Convertible Subordinated Notes - 1.80%	$207,927	$201,768
Term loans - 6.45% to 7.91%
  (6.45% to 14.0% in 1997)	 255,000	 276,833
Germany mortgage note payable - 7.6%	  31,680	  29,846
Other mortgage notes payable and
  long-term loans - generally 2% to 10% 	  34,513	  40,845
	 529,120	 549,292
Less: current portion	  22,502	  30,256
Long-term debt	$506,618   $519,036

On September 16, 1997, the Company issued $250 million face amount of Convertible Subordinated Notes due 2004 ("2004 Notes") with a coupon rate of 1.80%. The 2004 Notes were issued at an original price of 80% of the face amount, generating proceeds of approximately $200 million. The notes are convertible into 3.3 million shares of the Company's common stock at a conversion rate of 13.386 shares per $1,000 face amount. These shares have been reserved for the conversion of the notes. The fair value of the 2004 Notes as of December 31, 1998 was approximately $283 million and was determined by obtaining quotes from brokers.

In the fourth quarter of 1997, the Company redeemed its 3 3/4% Convertible Subordinated Debentures due 2002. Substantially all of the outstanding debentures were converted into approximately 4.3 million shares of the Company's common stock.

The decrease in term loans during 1998 was primarily due to the payment of various loans with Prudential.

Under various loan agreements, the Company must maintain specified levels of net worth and meet certain cash flow requirements and is limited in the level of indebtedness. The Company has complied with the limitations under the terms of these loan agreements.

Long-term debt maturing over the next five years is as follows: 1999-$22.5 million; 2000-$24.0 million; 2001-$25.5 million; 2002-$61.5 million; 2003-
$30.4 million and $365.2 million thereafter.

All material long-term debt is carried in the consolidated balance sheet at amounts which approximate fair values based upon current borrowing rates available to the Company unless otherwise disclosed.

NOTE 11:  RESULTS BY QUARTER (UNAUDITED)
___________________________________________________________________________________________________________________
(Dollars in thousands	       1st Quarter	       2nd Quarter	        3rd Quarter	4th Quarter
except per share data)
 1998          	  Restated	As Reported	 Restated	As Reported	  Restated	 As Reported_____________
Gross income	$831,183	  $775,300	$1,032,242	$972,363	$910,530	$861,448	$1,194,773
Operating expenses	 752,956	   700,567	   807,560	 751,522	 804,912	 759,869	   981,730
Interest expense	  12,801	    10,936	    14,564	  12,672	  16,029	  14,210	    15,305
Income before provision
  for income taxes	  65,426	    63,797	   210,118	 208,169	  89,589	  87,369	   197,738
Provision for income taxes	  25,498	    25,768	    86,665	  86,871	  38,604	  38,207	    81,238
Net equity interests	  (2,189)	    (2,189)	    (4,942)	  (4,945)	  (3,997)	  (4,000)	    (9,833)
Net income	$ 37,739	  $ 35,840	$  118,511	$116,353	$ 46,988	$ 45,162	$  106,667

Per share data:
  Basic EPS	   $ .28	     $ .27	     $ .87	   $ .88	   $ .35	   $ .34	     $ .79
  Diluted EPS	   $ .27	     $ .26	     $ .84	   $ .84	   $ .34	   $ .33	     $ .76
  Cash dividends per share (IPG)	   $.130	     $.130	     $.150	   $.150	   $.150	   $.150	     $.150

Weighted-Average Shares:
  Basic	135,187,048 132,394,115 135,718,669 132,925,736 135,457,584 132,792,504 135,578,003
  Diluted	140,238,988 137,446,055 144,477,785 141,684,852 140,232,121 137,567,041 143,845,195

Stock price:
High	$62 5/8	$62 5/8	$64 1/2      $64 1/2    $64 7/8     $64 7/8      $79 3/4
Low	$47 11/16	$47 11/16	$55 5/16     $55 5/16   $52 3/16    $52 3/16     $47
___________________________________________________________________________________________________________________

NOTE 11:  RESULTS BY QUARTER (UNAUDITED)
_____________________________________________________________________________________________________________________________
(Dollars in thousands	       1st Quarter	       2nd Quarter	        3rd Quarter	      4th Quarter
except per share data)
  1997         	  Restated	As Reported	 Restated	As Reported	  Restated	 As Reported	 Restated  As Reported
Gross income	$730,068	$679,297	$881,316	$825,358	$787,151	$732,959	$1,083,849	$1,026,506
Operating expenses	 660,541	 614,874	 701,278	 649,291	 713,034	 660,465	   913,679	   850,181
Special compensation charges	       -	       -	       -	       -	       -	       -	    32,229	    32,229
Interest expense	  12,406	  10,698	  13,113	  11,306	  15,967	  14,343	    16,307	    14,227
Income before provision
   for income taxes	  57,121	  53,725	 166,925	 164,761	  58,150	  58,151	   121,634	   129,869
Provision for income taxes	  22,524	  21,590	  66,901	  66,428	  27,246	  26,124	    69,575	    70,085
Net equity interests	  (2,698)	  (2,704)	  (5,100)	  (5,113)	    (935)	    (942)	    (8,473)	    (8,487)
Net income	$ 31,899	$ 29,431	$ 94,924	$ 93,220	$ 29,969	$ 31,085	   $43,586	$   51,297

Per share data:
   Basic EPS	   $ .25	   $ .23	$    .73	   $ .73	   $ .23	   $ .24	  $    .33	     $ .40
   Diluted EPS	   $ .24	   $ .23	$    .70	   $ .70	   $ .22	   $ .24	  $    .32	     $ .38
   Cash dividends per share (IPG)	   $.113	   $.113	$   .130	   $.130	   $.130 	   $.130	  $   .130	     $.130

Weighted-Average Shares:
   Basic	129,527,439 126,734,506 129,954,447 127,161,514 129,871,194 127,078,261 131,646,705 128,853,772
   Diluted	133,462,189 130,669,256 138,837,723 136,044,790 134,974,614 132,181,681 136,385,441 133,592,508
Stock price:
High	$36 5/8	$36 5/8	$41 3/8      $41 3/8    $51 3/8     $51 3/8      $52 1/2      $52 1/2
Low	$32 1/4	$32 1/4	$35          $35        $41 1/2     $41 1/2      $45 1/4      $45 1/4
_____________________________________________________________________________________________________________________________

The "As Reported" balances reflect amounts previously reported, which incorporated the results of three companies acquired in April 1998 as well as all prior pooled entities. The "Restated" balances reflect the restatement for two companies pooled in the second half of 1998.

NOTE 12:  GEOGRAPHIC AREAS
Total assets, income from commissions and fees and income before provision for income taxes are presented below by major geographic area:

(Dollars in thousands)	    1998	    1997          1996
Total Assets:
United States	$3,506,826	$3,229,797	$2,500,938
International
	United Kingdom	   676,664	   664,698	   556,485
  All other Europe	 1,760,551 	 1,107,774	 1,139,166
  Asia Pacific	   558,532	   583,975	   558,504
  Latin America	   313,615	   257,730	   224,683
  Other	   126,635	   139,469	   140,151
Total International	 3,435,997	 2,753,646	 2,618,989
Total Consolidated	$6,942,823	$5,983,443	$5,119,927

Income From Commissions and Fees:
United States	$1,925,030	$1,670,555	$1,325,167
International
  United Kingdom	   387,618	   301,883	   244,066
  All other Europe	   880,919 	   748,720	   723,329
  Asia Pacific	   325,758	   348,707	   338,416
  Latin America	   232,940	   204,894	   170,024
  Other	    92,075	    78,017	    73,415
Total International	 1,919,310	 1,682,221	 1,549,250
Total Consolidated	$3,844,340	$3,352,776	$2,874,417

Income Before Provision for Income Taxes:
United States	$ 330,268	$  216,057	$  216,428
International
  United Kingdom	   47,788	    23,102	    19,006
  All other Europe	  140,749 	   110,376	    85,910
  Asia Pacific	   53,658   	    53,414	    57,617
  Latin America	   50,473	    48,067	    35,578
  Other	   (1,366)	    10,607 	    11,024
Total International	  291,302		   245,566	   209,135

Items not allocated to operations,
  principally interest expense:
  United States	  (37,337)	   (41,880)	   (37,711)
  International	  (21,362)	   (15,913)	   (13,984)
Total Consolidated	$ 562,871	$  403,830	$  373,868

Commissions and fees are attributed to geographic areas based on where the services are performed.

The largest client of the Company contributed approximately 7% in 1998, 10% in 1997 and 9% in 1996 to income from commissions and fees. The Company's second largest client contributed approximately 5% in 1998, 6% in 1997 and 7% in 1996 to income from commissions and fees.

Dividends received from foreign subsidiaries were approximately $51.1 million in 1998, $40.8 million in 1997 and $35.2 million in 1996.

Consolidated net income includes losses from exchange and translation of foreign currencies of $3.2 million, $5.6 million and $4.1 million in 1998, 1997 and 1996, respectively.


NOTE 13:  FINANCIAL INSTRUMENTS
Financial assets, which include cash and cash equivalents, marketable securities and receivables, have carrying values which approximate fair value. Long-term equity securities, included in other investments and miscellaneous assets in the Consolidated Balance Sheet, are deemed to be available-for-sale as defined by SFAS 115 and accordingly are reported at fair value, with net unrealized gains and losses reported within stockholders' equity. At December 31, 1998, long-term equity securities had a cost basis of $73 million with a market value of $91 million, and an unrealized pre-tax gain of $18 million. At December 31, 1997, the cost basis was $20 million with a market value of $42 million, and an unrealized pre-tax gain of $22 million.

Financial liabilities with carrying values approximating fair value include accounts payable and accrued expenses, as well as payable to banks and long-term debt. As of December 31, 1998, the 1.80% Convertible Subordinated Notes due 2004 had a cost basis of $208 million with a market value of $283 million. As of December 31, 1997, the cost basis was $202 million with a market value of $208 million. The fair values were determined by obtaining quotes from brokers (refer to Note 10 for additional information on long-term debt).

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

The Company's management continuously evaluates and manages its exposure to foreign exchange, economic and political risks. The foreign exchange crisis in Asia had a minimal impact on the Company partly due to the agency systems' contingency plans that included active hedging, repatriation of cash, cost-cutting and limiting capital expenditures. Additionally, the Company believes that the more recent economic developments in Brazil will not have a significant impact.

In June 1998, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133), which the Company is required to adopt effective January 1, 2000. SFAS 133 will require the Company to record all derivatives on the balance sheet at fair value. Changes in derivative fair values will either be recognized in earnings as offsets to the changes in fair value of related hedged assets, liabilities and firm commitments or, for forecasted transactions, deferred and later recognized in earnings. The impact of SFAS 133 on the Company's financial statements will depend on a variety of factors, including future interpretative guidance from the FASB, the future level of forecasted and actual foreign currency transactions, the extent of the Company's hedging activities, the types of hedging instruments used and the effectiveness of such instruments. However, the Company does not believe the effect of adopting SFAS 133 will be material to its financial condition.


NOTE 14:  COMMITMENTS AND CONTINGENCIES
At December 31, 1998 the Company's subsidiaries operating primarily outside the United States were contingently liable for discounted notes receivable of $10.8 million.

The Company and its subsidiaries lease certain facilities and equipment. Gross rental expense amounted to approximately $208 million for 1998, $217 million for 1997 and $208 million for 1996, which was reduced by sublease income of $16 million in 1998, $30.5 million in 1997 and $29.1 million in 1996.

Minimum rental commitments for the rental of office premises and equipment under noncancellable leases, some of which provide for rental adjustments due to increased property taxes and operating costs for 1999 and thereafter, are as follows:

(Dollars in thousands)	Gross Rental	Sublease
Period	Commitment 	Income

1999	$187,472	$16,969

2000	 167,548	 14,357

2001	 149,724	 12,030

2002	 126,489	  9,366

2003	 108,302        4,948

2004 and thereafter	 445,604        6,844

Certain of the Company's acquisition agreements provide for deferred payments by the Company, contingent upon future revenues or profits of the companies acquired.

The Company and certain of its subsidiaries are party to various tax examinations, some of which have resulted in assessments. The Company intends to vigorously defend any and all assessments and believes that additional taxes (if any) that may ultimately result from the settlement of such assessments or open examinations would not have a material adverse effect on the consolidated financial statements.

                                        SELECTED FINANCIAL DATA FOR FIVE YEARS
(Dollars in thousands except per share data)
                                   1998	 1997      1996	 1995	1994
Operating Data
 Gross income	$ 3,968,728 $ 3,482,384  $ 2,983,899	$ 2,606,467	$ 2,350,809
 Operating expenses	  3,347,158   2,988,532    2,558,336	  2,257,138	  2,059,233
 Restructuring charge 	          -           -            -	          -	     48,715
 Write-down of goodwill and other
   related assets 	          -           -            -	     38,687	          -
 Special compensation charge                 -      32,229            -	          -	 	       -
 Interest expense	     58,699      57,793       51,695	     47,940	     41,500
 Provision for income taxes	    232,005     186,246      156,783	    126,537	     92,311
 Income before effect of accounting
  change  	    309,905     200,378      214,619	    134,311	    108,767
 Effect of accounting change<F1>	          -           -            -	          -      (34,325)
 Net Income	$   309,905 $   200,378  $   214,619	$   134,311	$    74,442
Per Share Data
 Basic
 Income before effect of accounting
  change                           $      2.29 $      1.54  $      1.65	$      1.05	$       .87
 Effect of accounting change<F1>             -           -            -	          - 	       (.27)
 Net Income	$      2.29 $      1.54  $      1.65	$      1.05	$       .60
 Weighted-average shares	135,485,326 130,249,946  130,297,369	127,802,633	125,563,727
 Diluted
 Income before effect of accounting
  Change	$      2.21 $      1.49	$      1.60	$      1.02	$        84
 Effect of accounting change<F1>	          -	         -            -	          -	       (.27)
 Net Income	$      2.21 $      1.49	$      1.60	$      1.02	$       .57
 Weighted-average shares	140,525,272 138,809,532	138,588,808	131,804,623	128,958,829
Financial Position
 Working capital	$   118,593 $   216,367	$   128,808	$   101,833	$    56,748
 Total assets	  6,942,823   5,983,443	  5,119,927	  4,631,912	  4,090,906
 Long-term debt	    506,618     519,036	    418,618	    361,945	    320,902
 Book value per share	$      9.07 $      7.39	$      6.14	$      5.19	$      4.47
Other Data
 Cash dividends (Interpublic)	$    76,894 $    61,242	$    51,786	$    46,124	$    40,360
 Cash dividends per share
  (Interpublic)	$       .58 $       .50	$       .44	$       .40	$       .36
 Number of employees	     34,200      31,100	     25,500	 23,700	     21,400
All periods prior to 1998 have been restated to reflect the aggregate effect of acquisitions accounted for as poolings of interests.
<F1> Reflects the cumulative effect of adopting SFAS 112, "Employers' Accounting for Postemployment Benefits."

<PAGE

                 VICE CHAIRMAN'S REPORT OF MANAGEMENT


The financial statements, including the financial analysis and all other information in this Annual Report, were prepared by management, who is responsible for their integrity and objectivity. Management believes the financial statements, which require the use of certain estimates and judgments, reflect the Company's financial position and operating results in conformity with generally accepted accounting principles. All financial information in this Annual report is consistent with the financial statements.

Management maintains a system of internal accounting controls which provides reasonable assurance that, in all material respects, assets are maintained and accounted for in accordance with management's authorization, and transactions are recorded accurately in the books and records. To assure the effectiveness of the internal control system, the organizational structure provides for defined lines of responsibility and delegation of authority.

The Finance Committee of the Board of Directors, which is comprised of the Company's Chairman and Vice Chairman and three outside Directors, is responsible for defining these lines of responsibility and delegating the authority to management to conduct the day-to-day financial affairs of the Company. In carrying out its duties, the Finance Committee primarily focuses on monitoring financial and operational goals and guidelines; approving and monitoring specific proposals for acquisitions; approving capital expenditures; working capital, cash and balance sheet management; and overseeing the hedging of foreign exchange, interest-rate and other financial risks. The Committee meets regularly to review presentations and reports on these and other financial matters to the Board. It also works closely with, but is separate from, the Audit Committee of the Board of Directors.

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

The independent accountants, PricewaterhouseCoopers LLP, were recommended by the Audit Committee of the Board of Directors and selected by the Board of Directors, and their appointment was ratified by the stockholders. The independent accountants have examined the financial statements of the Company and their opinion is presented on page 53.
54