Form 10-K, Exhibit 13
period 1999-12-31
INTERPUBLIC GROUP OF COMPANIES INC
filed 2000-03-24
CIK 51644

FINANCIAL HIGHLIGHTS
                  (Amounts in Thousands Except Per Share Data)
--------------------------------------------------------------------------------
December 31
                                                                         Percent
                                        1999            1998            Increase
--------------------------------------------------------------------------------
Operating Data
 Gross Income                       $ 4,561,518     $  3,968,728           14.9%
 Net Income                         $   321,921     $    309,905            3.9%
 Net Income Excluding
   Restructuring(1)                 $   373,358     $    309,905           20.5%
Per Share Data(2)
 Diluted EPS                        $      1.11     $       1.10            0.9%
 Diluted EPS Excluding
   Restructuring (1)                $      1.29     $       1.10           17.3%
 Cash Dividends                     $       .33     $        .29           13.8%
 Share Price at December 31         $  57 11/16     $     39 7/8           44.7%
 Weighted-average shares
  Diluted                               289,548          281,051            3.0%
  Diluted Excluding
   Restructuring(1)                     296,241          281,051            5.4%
Financial Position
 Cash and Cash Equivalents          $   981,448     $    760,508           29.1%
 Total Assets                       $ 8,727,255     $  6,942,823           25.7%
 Book Value Per Share(2)            $      5.66     $       4.53           24.9%
 Return on Average
  Stockholders' Equity:
    As Reported                           22.3%            27.1%
    Excluding Restructuring(1)            25.4%            27.1%

Gross Income
1999                            $4,561,518
1998                            $3,968,728
1997                            $3,482,384
Diluted Earnings Per Share(2)
1999 As Reported                    $ 1.11
1999 Excluding Restructuring(1)     $ 1.29
1998                                $ 1.10
1997                                $  .74
Cash Dividends Per Share(2)
1999                                $  .33
1998                                $  .29
1997                                $  .25
Return On Average Stockholders' Equity
1999 As Reported                     22.3%
1999 Excluding Restructuring(1)      25.4%
1998                                 27.1%
1997                                 21.8%
----------
[FN]

(1)  Excludes the impact of restructuring and other merger related costs.
(2) All share data for 1998 and 1997 has been adjusted to reflect the two-for-one stock split effective July 15, 1999.


          THE INTERPUBLIC GROUP OF COMPANIES, INC. AND ITS SUBSIDIARIES
                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS


RESULTS OF OPERATIONS

The Company reported net income of $321.9 million or $1.11 diluted earnings per share for the year ended December 31, 1999. Excluding the impact of restructuring and other merger related costs, which are described in a subsequent section of this discussion, net income would have been $373.4 million or $1.29 diluted earnings per share, compared to $309.9 million or $1.10 diluted earnings per share for the year ended December 31, 1998 and $200.4 million or $.74 diluted earnings per share for the year ended December 31, 1997.

The following table sets forth net income and earnings per share before and after the restructuring and other merger related costs:

(Dollars in thousands)
                                          1999            1998            1997
                                          ----            ----            ----

Net income as reported                $  321,921      $  309,905      $  200,378
Earnings per share
    Basic                             $     1.15      $     1.14      $      .77
    Diluted                           $     1.11      $     1.10      $      .74

Net income before restructuring
  and other merger related costs      $  373,358      $  309,905      $  200,378
Earnings per share
    Basic                             $     1.34      $     1.14      $      .77
    Diluted                           $     1.29      $     1.10      $      .74


Revenue
-------
Worldwide revenue from commissions and fees for 1999 was $4.4 billion, an increase of $583 million or 15.2% over 1998. Domestic revenue, which represented 52% of worldwide revenue in 1999, increased $359 million or 18.7% over 1998. International revenue, which represented 48% of worldwide revenue in 1999, increased $224 million or 11.7% over 1998. International revenue would have increased 16% excluding the effect of the strengthening of the U.S. dollar against major currencies. Revenue from other marketing communication services, which include sales promotion, internet services, independent media buying, healthcare marketing, market research, brand equity and corporate identity services, sports and event marketing, relationship (direct) marketing, public relations, and other related services, comprised approximately 40% of total worldwide revenue in 1999, compared to 33% in 1998. The increase in worldwide revenue is a result of both growth from new business gains and growth from acquisitions. Exclusive of acquisitions, worldwide revenue on a constant dollar basis increased 9% over 1998.

Worldwide revenue from commissions and fees for 1998 was $3.8 billion, an increase of $492 million or 14.7% over 1997. Domestic revenue, which represented 50% of worldwide revenue, increased $254 million or 15.2% over 1997. International revenue increased $237 million or $14.1% over 1997. International revenue would have increased about 19% excluding the effect of the strengthening of the U.S. dollar against major currencies.


Other Income, Net
-----------------
Other income, net primarily consists of interest income, net gains from equity investments, cash discounts from media suppliers, and other miscellaneous items. Other income, net included gains from the Company's investments in various interactive based companies, including Nicholson NY, Inc., Lycos and USWEB in 1999, gains related to investments in USWEB, CKS Group, Inc. and Lycos in 1998, and gains on the sale of investments, including All American Communications, Inc. and CKS Group, Inc. in 1997. In the aggregate, annual net equity gains remained relatively constant during the three year period.


Operating Expenses
------------------
Worldwide operating expenses for 1999, excluding restructuring and other merger related costs, were $3.8 billion, an increase of 14% over 1998. Operating expenses outside the United States increased 10.2%, while domestic operating expenses increased 18.6%. These increases were commensurate with the increases in revenue. Worldwide operating expenses for 1998 were $3.3 billion, an increase of 12% over 1997, comprised of a 14.8% increase in international expenses and a 9.2% increase in domestic expenses.

Significant portions of the Company's expenses relate to employee compensation and various employee incentive and benefit programs, which are based primarily upon operating results. Salaries and related expenses were $2.5 billion in 1999 or 56.5% of revenue as compared to $2.2 billion in 1998 or 56.4% of revenue and $1.9 billion in 1997 or 57.1% of revenue. The year over year increase is a result of growth from acquisitions and new business gains.

In 1997, as part of its continuing cost containment efforts, the Company announced that it was curtailing its domestic pension plan effective April 1, 1998, and recorded pre-tax charges of approximately $16.7 million. The Company continues to sponsor a domestic defined contribution plan.

Office and general expenses were $1.3 billion in 1999, $1.2 billion in 1998, and $1.1 billion in 1997. The year over year increase is a result of the continued growth of the Company, which reflects in part an increase in the level of goodwill amortization related to acquisitions.


Interest Expense
----------------
Interest expense was $66 million in 1999, an increase of $8 million over 1998. The increase in 1999 was primarily attributable to the issuance of the 1.87% Convertible Subordinated Notes due 2006, issued in June 1999.


Special Compensation Charges
----------------------------
During 1997, Hill, Holliday, Connors, Cosmopolous, Inc. ("Hill Holliday"), a company acquired in a pooling of interests transaction in the second quarter of 1998, recorded special compensation charges of approximately $32 million.


Restructuring and Other Merger Related Costs
--------------------------------------------
In October 1999, the Company announced the merger of two of its advertising networks. The networks affected, Lowe & Partners Worldwide and Ammirati Puris Lintas were combined to form a new agency network called Lowe Lintas & Partners Worldwide. The merger involves the consolidation of operations in Lowe Lintas agencies in approximately 24 cities in 22 countries around the world. Once complete, the newly merged agency network will have offices in over 80 countries around the world.

During the fourth quarter of 1999, the Company began execution of a comprehensive restructuring plan in connection with the merger. The plan includes headcount reductions, consolidation of real estate and the sale or disposition of certain investments, and is expected to be completed by June 30, 2000. The Company is pleased with the progress of the merger to date and expects the total costs to be in line with its original estimate.

The total pre-tax cost of the restructuring plan is expected to be between $170 and $190 million, ($100 to $115 million, net of tax). In the fourth quarter of 1999, the Company recognized pre-tax costs of $84.2 million ($51.4 million, net of tax or $.18 per diluted share), with the remainder expected to be recognized in the first two quarters of 2000.

A summary of the components of the total restructuring and other merger related costs, together with an analysis of the cash and non-cash elements, is as follows:

(Dollars in millions)

                                               1999           Cash     Non-Cash
                                               ----           ----     --------
TOTAL BY TYPE
-------------
   Severance and termination costs            $44.9           $27.0      $17.9
   Fixed asset write-offs                      11.1              --       11.1
   Lease termination costs                      3.8             3.8         --
   Investment write-offs and other             24.4             1.1       23.3
                                              --------------------------------
Total                                         $84.2           $31.9      $52.3
                                              ================================

The severance and termination costs recorded in 1999 relate to approximately 230 employees who have been terminated or notified that they will be terminated. The employee groups affected include executive and regional management, administrative, account management, creative and media production personnel, principally in the U.S. and U.K. The charge related to these individuals includes the cost of voluntary programs in certain locations and includes substantially all senior executives that will be terminated. As of December 31, 1999, the amount accrued related to severance and termination was approximately $42.6 million. During the fourth quarter of 1999, cash payments of $2.3 million were made.

The fixed assets write-off relates largely to the abandonment of leasehold improvements as part of the merger. The amount recognized in 1999 relates to fixed asset write-offs in 6 offices principally in the United States.

Lease termination costs relate to the offices vacated as part of the merger. The lease terminations are expected to be completed by mid-to-late 2000, with the cash portion to be paid out over a period of up to five years. As of December 31, 1999, the amount accrued related to these termination costs was $3.8 million.

The investment write-offs relate to the loss on sale or closing of certain business units. In 1999, $23 million has been recorded as a result of the decision to sell or abandon 4 European businesses. In the aggregate, the businesses being sold or abandoned represent an immaterial portion of the revenue and operations of Lowe Lintas & Partners. The write-off amount was computed based upon the difference between the estimated sales proceeds (if any) and the carrying value of the related assets. These sales or closures are expected to be completed by mid 2000.

The Company expects to benefit from the resulting reduction in employee related costs, compensation, benefits and space occupancy. These benefits will begin to be realized in the second half of 2000. It is anticipated that a significant portion of the savings will be offset by investments in creative talent, technology and other capabilities to support the acceleration of growth in the future. The Company anticipates that beginning 2001 its after-tax results of operations will benefit by between $20 to $25 million.


Other Items
-----------
Income applicable to minority interests increased by $5.3 million in 1999 and by $4.4 million in 1998. The 1999 and 1998 increase was primarily due to the strong performance of companies that were not wholly owned, as well as the acquisition of additional such entities during 1999 and 1998.

The Company's effective income tax rate was 40.4% in 1999, 41.2% in 1998 and 46.1% in 1997. The higher rate in 1997 was largely attributable to the special compensation charges recorded by Hill Holliday.


Cash Based Earnings
-------------------
Management believes that cash based earnings are a relevant measure of financial performance as it better illustrates the Company's performance and ability to support growth. The Company defines cash based earnings as net income, adjusted to exclude goodwill amortization, net of tax where applicable. Cash based earnings are not calculated in the same manner by all companies and are intended to supplement, not replace, the other measures calculated in accordance with generally accepted accounting principles. Cash based earnings for the three years ending December 31, 1999, 1998, and 1997 were as follows:

(Amounts in thousands except per share data)

                                         1999           1998            1997
                                         ----           ----            ----
Net income as reported                 $321,921       $309,905        $200,378
Restructuring and other
  merger related costs, net of tax       51,437             --              --
                                       --------       --------        --------
Net income, as adjusted                 373,358        309,905         200,378
Add back goodwill amortization           74,280         55,835          41,110
Less related tax effect                  (6,026)        (4,614)         (4,156)
                                       --------       --------        --------
Cash based earnings (as
  defined above)                       $441,612       $361,126        $237,332
                                       ========       ========        ========

Per share amounts (diluted)               $1.52          $1.29            $.88


LIQUIDITY AND CAPITAL RESOURCES
The Company's financial position remained strong during 1999, with cash and cash equivalents at December 31, 1999, of $981.4 million, an increase of $220.9 million over the 1998 year-end balance. Working capital at December 31, 1999, was $130.9 million, which was $60.6 million higher than the level at the end of 1998. The increase in working capital was largely attributable to proceeds of approximately $300 million from the 1.87% Convertible Subordinated Notes due 2006 issued in June, 1999.

Historically, cash flow from operations has been the primary source of working capital and management believes that it will continue to be so in the future. Net cash provided by operating activities was $562 million, $498 million and $264 million for the years ended December 31, 1999, 1998, and 1997, respectively. The Company's working capital is used primarily to provide for the operating needs of its subsidiaries, which includes payments for space or time purchased from various media on behalf of clients. The Company's practice is to bill and collect from its clients in sufficient time to pay the amounts due for media on a timely basis. Other uses of working capital include the repurchase of the Company's common stock, payment of cash dividends, capital expenditures and acquisitions.

The Company acquires shares of its stock on an ongoing basis. During 1999, the Company purchased approximately 6.5 million shares of its common stock, compared to 4.9 million shares in 1998. The Company repurchases its stock for the purpose of fulfilling its obligations under various compensation plans.

The Company paid $90.4 million ($.33 per share) in dividends to stockholders in 1999, as compared to $76.9 million ($.29 per share) paid during 1998.

The Company's capital expenditures in 1999 were $149.7 million compared to $136.7 million in 1998 and $107.1 million in 1997. The primary purposes of these expenditures were to upgrade computer and telecommunications systems to better serve clients and to modernize offices.

During 1999, the Company paid approximately $550 million in cash and stock for new acquisitions, including a number of marketing communications companies to complement its existing agency systems and to optimally position itself in the ever-broadening communications marketplace. This amount includes the value of stock issued for pooled companies.

The Company and its subsidiaries maintain credit facilities in the United States and in countries where they conduct business to manage their future liquidity requirements. The Company's available short-term credit facilities were $510 million, of which $80 million were utilized at December 31, 1999, and $576 million, of which $118 million were utilized at December 31, 1998.

Return on average stockholders' equity was 22.3% in 1999 and 27.1% in 1998. Excluding restructuring and other merger related costs, return on average stockholders' equity was 25.4% in 1999. The decline in 1999 was primarily attributable to a $159 million increase in net unrealized holding gains on equity investments, which are included in stockholders' equity.

As discussed in Note 12, revenue from international operations was 48% of total revenue in 1999 and 50% of total revenue in both 1998 and 1997. The Company continuously evaluates and attempts to mitigate its exposure to foreign exchange, economic and political risks. The notional value and fair value of all outstanding forwards and options contracts at the end of the year were not significant. In addition, the economic developments in Brazil, which did not have a significant negative impact on the Company, were partially offset by the favorable impact due to the economic recovery in Japan.

The Company is not aware of any significant occurrences that could negatively impact its liquidity. However, should such a trend develop, the Company believes that there are sufficient funds available under its existing lines of credit and from internal cash-generating capabilities to meet future needs.


OTHER MATTERS
Internet-Services Companies
---------------------------
During 1999, the Company expanded its investment in internet-service and related companies. In December 1999, the Company announced the establishment of Zentropy Partners, a new global internet-services company that integrates the building and marketing of digital businesses. At its formation, Zentropy Partners had annualized revenue exceeding $50 million and was positioned to serve clients out of 11 offices in Europe and North America.

In April 1999, the Company invested $20 million for a minority interest in Icon Medialab International AB ("Icon"), a Swedish based internet consultancy. Later in the year, the Company increased its investment in Icon through the contribution of other investments and through additional cash purchases. At December 31, 1999, the fair market value of the Company's investment in Icon was $322 million.

In addition to the above, the Company maintains internet-service and related divisions at several of its major operating divisions and has made strategic investments in fourteen companies whose objectives revolve around consulting on the use of technology to benefit customers.


NFO Worldwide, Inc.
-------------------
As more fully discussed in Note 15, on December 22, 1999 the Company entered into an agreement to acquire NFO Worldwide, Inc., a leading provider of research based marketing information and counsel to the business community. The acquisition, which will add one of the top three worldwide custom marketing research organizations and the single largest provider of internet-based marketing research to the Company's diverse group of advertising and communications-services companies, is expected to close in April 2000.


Year 2000 Issue
---------------
Pursuant to the Year 2000 issue, the Company had developed programs to address the possible exposures related to the impact of computer systems incorrectly recognizing the year 2000 or "00" as 1900. As a result of implementation of its programs, the Company did not experience any significant Year 2000 disruptions during the transition from 1999 to 2000, and since entering 2000, the Company has not experienced any significant Year 2000 disruptions to its business. In addition, the Company is not aware of any significant disruptions impacting its customers or suppliers. The Company will continue to monitor its computer systems over the next several months. However, the Company does not anticipate any significant impact related to Year 2000 problems that may affect its internal computer systems. The Company will also continue to monitor the activities of its business partners and critical suppliers and has developed contingency plans should business partners or critical suppliers experience any Year 2000 disruptions in the coming months.

Costs incurred to achieve Year 2000 readiness, which included modification to existing systems, replacement of non-compliant systems and consulting resources totaled $72 million. A total of $47 million was capitalized (related primarily to hardware and software that provided both Year 2000 readiness and increased the functionality of certain systems), and $25 million was expensed.


Cautionary Statement
--------------------
Statements by the Company in this document are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements.


New Accounting Guidance
-----------------------
In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133), which had an initial adoption date by the Company of January 1, 2000. In June 1999, the FASB postponed the adoption date of SFAS 133 until January 1, 2001. The Company does not believe the effect of adopting SFAS 133 will be material to its financial condition.


Conversion to the Euro
----------------------
On January 1, 1999, certain member countries of the European Union established fixed conversion rates between their existing currencies and the European Union's common currency (the "Euro"). The Company conducts business in member countries. The transition period for the introduction of the Euro will be between January 1, 1999, and June 30, 2002. The Company is addressing the issues involved with the introduction of the Euro. The major important issues facing the Company include: converting information technology systems; reassessing currency risk; negotiating and amending contracts; and processing tax and accounting records.

Based upon progress to date, the Company believes that use of the Euro will not have a significant impact on the manner in which it conducts its business affairs and processes its business and accounting records. Accordingly, conversion to the Euro has not, and is not expected to have a material effect on the Company's financial condition or results of operations.

                        REPORT OF INDEPENDENT ACCOUNTANTS


                                                     1301 Avenue of the Americas
                                                        New York, New York 10019


To the Board of Directors and Stockholders of The Interpublic Group of Companies, Inc.

In our opinion, based upon our audits and the reports of other auditors, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows, and of stockholders' equity and comprehensive income present fairly, in all material respects, the financial position of The Interpublic Group of Companies, Inc. and its subsidiaries (the "Company") at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of International Public Relations plc ("IPR"), a wholly-owned subsidiary, which statements reflect revenues constituting approximately 6% of the related 1997 consolidated financial statement total. Additionally, we did not audit the financial statements of Hill, Holliday, Connors, Cosmopulos, Inc. ("Hill Holliday"), a wholly-owned subsidiary, which statements reflect total net loss constituting approximately 17% of the related 1997 consolidated financial statement total. Those statements were audited by other auditors whose reports thereon have been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for IPR and Hill Holliday, is based solely on the reports of the other auditors. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for the opinion expressed above.



PricewaterhouseCoopers LLP
New York, New York
February 22, 2000

REPORT OF INDEPENDENT AUDITORS TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF INTERNATIONAL PUBLIC RELATIONS PLC

We have audited the consolidated statements of income, shareholders' equity and cash flows of International Public Relations plc and subsidiaries for the fourteen-month period ended 31 December 1997, all expressed in pounds sterling. These financial statements, which are not separately presented herein, are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with United Kingdom auditing standards, which do not differ in any significant respect from United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the operations and the consolidated cash flows of International Public Relations plc and subsidiaries for the fourteen-month period ended 31 December 1997 in conformity with United States generally accepted accounting principles.

Ernst & Young
London
3 February 1999

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors
Hill, Holliday, Connors, Cosmopulos, Inc.

We have audited the consolidated statements of operations, stockholders' equity (deficit) and cash flows of Hill, Holliday, Connors, Cosmopulos, Inc. and Subsidiaries (the Company) for the twelve months ended December 31, 1997, not separately presented herein. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of Hill, Holliday, Connors, Cosmopulos, Inc. and Subsidiaries for the twelve-month period ended December 31, 1997 in conformity with generally accepted accounting principles.



Ernst & Young LLP
Boston, Massachusetts
March 13, 1998

                              FINANCIAL STATEMENTS
          THE INTERPUBLIC GROUP OF COMPANIES, INC. AND ITS SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET
                                   DECEMBER 31
                  (Dollars in Thousands Except Per Share Data)


ASSETS                                                1999            1998
                                                      ----            ----
CURRENT ASSETS:
Cash and cash equivalents (includes
  certificates of deposit: 1999-$150,343;
  1998-$152,064)                                   $  981,448      $  760,508
Marketable securities                                  36,765          31,733
Receivables (net of allowance for doubtful
  accounts:  1999-$57,841; 1998-$53,093)            4,309,589       3,522,616
Expenditures billable to clients                      309,059         276,610
Prepaid expenses and other current assets             130,983         137,183
                                                   --------------------------
   Total current assets                             5,767,844       4,728,650
                                                   --------------------------
OTHER ASSETS:
Investment in unconsolidated affiliates                50,079          47,561
Deferred taxes on income                                   --          97,350
Other investments and miscellaneous assets            717,521         348,262
                                                   --------------------------
   Total other assets                                 767,600         493,173
                                                   --------------------------
FIXED ASSETS, AT COST:
Land and buildings                                    143,079          95,228
Furniture and equipment                               732,115         650,037
                                                   --------------------------
                                                      875,194         745,265
Less: accumulated depreciation                        480,648         420,864
                                                   --------------------------
                                                      394,546         324,401
Unamortized leasehold improvements                    139,777         115,200
                                                   --------------------------
   Total fixed assets                                 534,323         439,601
                                                   --------------------------
Intangible assets (net of accumulated
 amortization: 1999-$579,067; 1998-$504,787)        1,657,488       1,281,399
                                                   --------------------------

TOTAL ASSETS                                       $8,727,255      $6,942,823
                                                   ==========================

                              FINANCIAL STATEMENTS
          THE INTERPUBLIC GROUP OF COMPANIES, INC. AND ITS SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET
                                   DECEMBER 31
                  (Dollars in Thousands Except Per Share Data)

LIABILITIES AND STOCKHOLDERS' EQUITY                      1999             1998
                                                          ----             ----
CURRENT LIABILITIES:
Payable to banks                                    $  261,951       $  214,464
Accounts payable                                     4,541,669        3,613,699
Accrued expenses                                       675,596          624,517
Accrued income taxes                                   157,713          205,672
                                                     --------------------------
Total current liabilities                            5,636,929        4,658,352
                                                     --------------------------
NONCURRENT LIABILITIES:
Long-term debt                                         348,772          298,691
Convertible subordinated debentures
  and notes                                            518,490          207,927
Deferred compensation and reserve
  for termination allowances                           343,606          319,526
Deferred taxes on income                                41,429               --
Accrued postretirement benefits                         48,730           48,616
Other noncurrent liabilities                            82,585           88,691
Minority interests in consolidated
  subsidiaries                                          78,643           55,928
                                                     --------------------------
Total noncurrent liabilities                         1,462,255        1,019,379
                                                     --------------------------
STOCKHOLDERS' EQUITY:
Preferred Stock, no par value
  shares authorized:  20,000,000
  shares issued:  none

Common Stock, $.10 par value
  shares authorized:  550,000,000
  shares issued:
    1999 - 297,137,345;
    1998 - 291,445,158                                  29,714           29,145
Additional paid-in capital                             738,953          652,692
Retained earnings                                    1,325,306        1,101,792
Accumulated other comprehensive
  loss, net of tax                                     (76,404)        (160,476)
                                                     --------------------------
                                                     2,017,569        1,623,153
Less:
Treasury stock, at cost:
1999 - 9,479,772 shares;
1998 - 12,374,344 shares                               312,463          286,713
Unamortized expense of restricted
  stock grants                                          77,035           71,348
                                                     --------------------------
Total stockholders' equity                           1,628,071        1,265,092
                                                     --------------------------
Commitments and contingencies

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY          $8,727,255       $6,942,823
                                                     ==========================

All share data for 1998 has been adjusted to reflect the two-for-one stock split effective July 15, 1999.

The accompanying notes are an integral part of these financial statements.

                              FINANCIAL STATEMENTS
          THE INTERPUBLIC GROUP OF COMPANIES, INC. AND ITS SUBSIDIARIES
                        CONSOLIDATED STATEMENT OF INCOME
                             YEAR ENDED DECEMBER 31
                  (Amounts in Thousands Except Per Share Data)

                                             1999           1998           1997
                                      -----------    -----------    -----------
Commissions and fees                  $ 4,427,303    $ 3,844,340    $ 3,352,776
Other income, net                         134,215        124,388        129,608
                                      -----------------------------------------
Gross income                            4,561,518      3,968,728      3,482,384
                                      -----------------------------------------
Salaries and related expenses           2,503,273      2,167,931      1,913,356
Office and general expenses             1,322,583      1,179,227      1,075,176
Interest expense                           66,422         58,699         57,793
Special compensation charges                   --             --         32,229
Restructuring and other merger
   related costs                           84,183             --             --
                                      -----------------------------------------
Total costs and expenses                3,976,461      3,405,857      3,078,554
                                      -----------------------------------------

Income before provision for
  income taxes                            585,057        562,871        403,830
Provision for income taxes                236,339        232,005        186,246
                                      -----------------------------------------
Income of consolidated companies          348,718        330,866        217,584
Income applicable to minority
  interests                               (33,426)       (28,125)       (23,754)
Equity in net income of
  unconsolidated affiliates                 6,629          7,164          6,548
                                      -----------------------------------------
Net Income                            $   321,921    $   309,905    $   200,378
                                      -----------------------------------------

Per Share Data:
  Basic EPS                           $      1.15    $      1.14    $       .77
  Diluted EPS                         $      1.11    $      1.10    $       .74

Weighted average shares:
  Basic                                   278,923        270,971        260,500
  Diluted                                 289,548        281,051        277,619

                                      -----------------------------------------

All share data for 1998 and 1997 has been adjusted to reflect the two-for-one stock split effective July 15, 1999.

The accompanying notes are an integral part of these financial statements.

                              FINANCIAL STATEMENTS
          THE INTERPUBLIC GROUP OF COMPANIES, INC. AND ITS SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                             YEAR ENDED DECEMBER 31
                             (Dollars in Thousands)
                                                        1999         1998         1997
                                                        ----         ----         ----
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                           $ 321,921    $ 309,905    $ 200,378
Adjustments to reconcile net income to
   cash provided by operating activities:
Depreciation and amortization of fixed assets          115,733      103,029       84,371
Amortization of intangible assets                       74,280       55,835       41,110
Amortization of restricted stock awards                 25,926       20,272       16,222
Stock bonus plans/ESOP                                      --           --        1,389
Provision for (benefit of) deferred income taxes        10,714      (12,941)       7,743
Noncash pension plan charges                                --           --       16,700
Equity in net income of unconsolidated affiliates       (6,629)      (7,164)      (6,548)
Income applicable to minority interests                 33,426       28,125       23,754
Translation losses/(gains)                               2,768        1,847         (319)
Special compensation charges                                --           --       31,553
Net gain on investments                                (43,390)     (40,465)     (44,626)
Restructuring costs, non-cash                           52,264           --           --
Other                                                   (8,533)       9,519      (11,092)
Change in assets and liabilities,
   net of acquisitions:
Receivables                                           (813,416)    (243,966)    (340,804)
Expenditures billable to clients                       (22,838)     (25,988)     (46,512)
Prepaid expenses and other assets                     (119,520)     (40,079)     (26,967)
Accounts payable and accrued expenses                  975,370      305,076      296,849
Accrued income taxes                                   (55,952)      20,108        2,311
Deferred compensation and reserve for
   termination allowances                               20,184       14,398       18,397
                                                     -----------------------------------
Net cash provided by operating activities              562,308      497,511      263,909
                                                     -----------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisitions, net                                     (250,404)    (121,751)     (90,297)
Capital expenditures                                  (149,716)    (136,738)    (107,065)
Proceeds from sales of assets                           70,454       27,483      114,023
Net (purchases of) proceeds from
   marketable securities                                (9,114)       3,934          324
Investment in unconsolidated affiliates                (12,567)     (16,660)      (8,371)
                                                     -----------------------------------
Net cash used in investing activities                 (351,347)    (243,732)     (91,386)
                                                     -----------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
Increase in short-term borrowings                       47,592       15,304       31,188
Proceeds from long-term debt                           363,792       12,253      256,337
Payments of long-term debt                             (31,118)     (25,882)     (31,223)
Proceeds from ESOP                                          --        7,420           --
Treasury stock acquired                               (300,524)    (164,928)    (144,094)
Issuance of common stock                                62,892       33,688       37,750
Cash dividends - Interpublic                           (90,424)     (76,894)     (61,242)
Cash dividends - pooled companies                           --       (2,847)     (10,770)
                                                     -----------------------------------
Net cash provided by (used in) financing activities     52,210     (201,886)      77,946
                                                     -----------------------------------
Effect of exchange rates on cash and cash equivalents  (42,231)      11,604      (41,892)
                                                     -----------------------------------

Increase in cash and cash equivalents                  220,940       63,497      208,577
Cash and cash equivalents at beginning of year         760,508      697,011      488,434
                                                     -----------------------------------
Cash and cash equivalents at end of year             $ 981,448    $ 760,508    $ 697,011
                                                     ===================================
The accompanying notes are an integral part of these financial statements.

                                                                                FINANCIAL STATEMENTS
                                                            THE INTERPUBLIC GROUP OF COMPANIES, INC. AND ITS SUBSIDIARIES
                                                       CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME
                                                                  FOR THE THREE-YEAR PERIOD ENDED DECEMBER 31, 1999
                                                                               (Dollars in Thousands)
                                                                  Accumulated                 Unamortized
                              Common    Additional                      Other                     Expense   Unearned
                               Stock       Paid-In   Retained   Comprehensive  Treasury     of Restricted       ESOP
                    (par value $.10)       Capital   Earnings   Income (loss)     Stock      Stock Grants       Plan   Total
-----------------------------------------------------------------------------------------------------------------------------------
BALANCES, DECEMBER 31, 1998    $29,145  $652,692     $1,101,792   $(160,476)     $(286,713)    $(71,348)      $     --   $1,265,092
 Comprehensive income:
 Net income                                          $  321,921                                                          $  321,921
 Adjustment for minimum pension
   liability                                                         17,965                                                  17,965
Change in market value of
   securities available-for-sale                                    158,607                                                 158,607
 Foreign currency translation
   adjustment                                                       (92,500)                                                (92,500)
-----------------------------------------------------------------------------------------------------------------------------------
Total comprehensive income                                                                                                 $405,993
Cash dividends - IPG                                    (90,424)                                                            (90,424)
Equity adjustments-
  pooled companies                                       (7,796)                                                             (7,796)
Awards of stock under
  Company plans:
 Achievement stock and
   incentive awards                          198                                       333                                      531
 Restricted stock,
   net of forfeitures               66    36,902                                    (7,927)      (5,687)                     23,354
Employee stock purchases            40    19,068                                                                             19,108
Exercise of stock options,
  including tax benefit            276    81,539                                                                             81,815
Purchase of Company's own stock                                                   (300,524)                                (300,524)
Issuance of shares
  for acquisitions                       (51,446)                                  282,368                                  230,922
Par value of shares issued
  for two-for-one stock split      187                     (187)                                                                 --
-----------------------------------------------------------------------------------------------------------------------------------
BALANCES, DECEMBER 31, 1999    $29,714  $738,953     $1,325,306   $ (76,404)     $(312,463)    $(77,035)      $     --   $1,628,071
-----------------------------------------------------------------------------------------------------------------------------------

                                                                                FINANCIAL STATEMENTS
                                                            THE INTERPUBLIC GROUP OF COMPANIES, INC. AND ITS SUBSIDIARIES
                                                       CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME
                                                                  FOR THE THREE-YEAR PERIOD ENDED DECEMBER 31, 1999
                                                                               (Dollars in Thousands)
                                                                  Accumulated                 Unamortized
                              Common    Additional                      Other                     Expense   Unearned
                               Stock       Paid-In   Retained   Comprehensive  Treasury     of Restricted       ESOP
                    (par value $.10)       Capital   Earnings   Income (loss)     Stock      Stock Grants       Plan     Total
-----------------------------------------------------------------------------------------------------------------------------------
BALANCES, DECEMBER 31, 1997    $28,715  $515,892     $871,843   $(159,771)      $(171,088)   $(56,634)      $(7,420)     $1,021,537
Comprehensive income:
 Net income                                          $309,905                                                            $  309,905
 Adjustment for minimum pension
   liability                                                      (23,405)                                                  (23,405)
 Change in market value of
   securities available-for-sale                                   (2,516)                                                   (2,516)
 Foreign currency translation
   adjustment                                                      25,216                                                    25,216
-----------------------------------------------------------------------------------------------------------------------------------
Total comprehensive income                                                                                               $  309,200
Cash dividends - IPG                                  (76,894)                                                              (76,894)
Equity adjustments-
  pooled companies                                     (2,847)                                                               (2,847)
Awards of stock under
 Company plans:
 Achievement stock and
   incentive awards                          274                                      110                                       384
 Restricted stock,
   net of forfeitures               63    36,619                                   (2,406)    (14,714)                       19,562
Employee stock purchases            26    13,325                                                                             13,351
Exercise of stock options,
  including tax benefit            123    42,518                                                                             42,641
Purchase of Company's own stock                                                  (164,928)                                 (164,928)
Issuance of shares
  for acquisitions                        43,062                                   51,599                                    94,661
Conversion of convertible
   debentures                        3     1,002                                                                              1,005
Payments from ESOP                                                                                            7,420           7,420
Par value of shares issued
  for two-for-one stock split      215                   (215)                                                                   --
-----------------------------------------------------------------------------------------------------------------------------------
BALANCES, DECEMBER 31, 1998    $29,145 $ 652,692   $1,101,792   $(160,476)      $(286,713)   $(71,348)      $    --      $1,265,092
-----------------------------------------------------------------------------------------------------------------------------------

                                                                                FINANCIAL STATEMENTS
                                                            THE INTERPUBLIC GROUP OF COMPANIES, INC. AND ITS SUBSIDIARIES
                                                       CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME
                                                                  FOR THE THREE-YEAR PERIOD ENDED DECEMBER 31, 1999
                                                                               (Dollars in Thousands)
                                                                  Accumulated                 Unamortized
                              Common    Additional                      Other                     Expense   Unearned
                               Stock       Paid-In   Retained   Comprehensive  Treasury     of Restricted       ESOP
                    (par value $.10)       Capital   Earnings   Income (loss)     Stock      Stock Grants       Plan     Total
-----------------------------------------------------------------------------------------------------------------------------------
BALANCES, DECEMBER 31, 1996    $13,641  $246,063     $759,987   $ (96,972)      $ (49,082)   $(47,350)      $(7,800)     $  818,487
Comprehensive income:
 Net income                                          $200,378                                                            $  200,378
 Adjustment for minimum pension
   liability                                                         (228)                                                     (228)
 Change in market value of
   securities available-for-sale                                   12,405                                                    12,405
 Foreign currency translation
   adjustment                                                     (74,976)                                                  (74,976)
-----------------------------------------------------------------------------------------------------------------------------------
Total comprehensive income                                                                                                 $137,579
Cash dividends - IPG                                  (61,242)                                                              (61,242)
Equity adjustments-
  pooled companies                                    (12,922)                                                              (12,922)
Awards of stock under
 Company plans:
 Achievement stock and
   incentive awards                          787                                      175                                       962
 Restricted stock,
   net of forfeitures               53    27,821                                   (3,664)     (9,284)                       14,926
Employee stock purchases            23     9,684                                                                              9,707
Exercise of stock options,
  including tax benefit            138    40,855                                                                             40,993
Purchase of Company's own stock                                                  (144,094)                                 (144,094)
Issuance of shares
  for acquisitions                        49,877                                   25,577                                    75,454
Conversion of convertible
  debentures                       443   118,357                                                                            118,800
Par value of shares issued
  for three-for-two stock split     59                                                                                           59
Payments from ESOP                                                                                              380             380
Special compensation charges              27,324                                                                             27,324
Deferred stock bonus charges              (4,876)                                                                            (4,876)
Par value of shares issued for
  two-for-one stock split       14,358                (14,358)                                                                 --
-----------------------------------------------------------------------------------------------------------------------------------
BALANCES, DECEMBER 31, 1997    $28,715  $515,892     $871,843   $(159,771)      $(171,088)   $(56,634)      $(7,420)     $1,021,537
-----------------------------------------------------------------------------------------------------------------------------------
The accompanying notes are an integral part of these financial statements.

All share data for 1999, 1998 and 1997 has been adjusted to reflect the two-for-one stock split effective July 15, 1999.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Nature of Operations
The Company is a worldwide provider of advertising agency and related services. The Company conducts business through the following subsidiaries:
McCann-Erickson WorldGroup, The Lowe Group, DraftWorldwide, Initiative Media Worldwide, International Public Relations, Octagon, Zentropy Partners, Allied Communications Group, and other related companies. The Company also has arrangements through association with local agencies in various parts of the world. Other "marketing communications" activities conducted by the Company include sales promotion, internet services, independent media buying, healthcare marketing, market research, brand equity and corporate identity services, sports and event marketing, relationship (direct) marketing, public relations and other related services.

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

Short-term and Long-term Investments
The Company's investments in marketable and equity securities are categorized as available-for-sale securities, as defined by Statement of Financial Accounting Standards No. 115 (SFAS 115), "Accounting for Certain Investments in Debt and Equity Securities". Unrealized holding gains and losses are reflected as a net amount within stockholders' equity until realized. The cost of securities sold is based on the average cost of securities when computing realized gains and losses.

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

Translation of Foreign Currencies
Balance sheet accounts are translated principally at rates of exchange prevailing at the end of the year except for fixed assets and related depreciation in countries with highly inflationary economies which are translated at rates in effect on dates of acquisition. Revenue and expense accounts are translated at average rates of exchange in effect during each year. Translation adjustments are included within stockholders' equity except for countries with highly inflationary economies, in which case they are included in current operations.

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

Earnings per Common and Common Equivalent Share
The Company applies the principles of Statement of Financial Accounting Standards No. 128 (SFAS 128), "Earnings Per Share". Basic earnings per share is based on the weighted-average number of common shares outstanding during each year. Diluted earnings per share also includes common equivalent shares applicable to grants under the stock incentive and stock option plans and the assumed conversion of convertible subordinated debentures and notes, if they are determined to be dilutive.

Treasury Stock
Treasury stock is acquired at market value and is recorded at cost. Issuances are accounted for on a first-in, first-out basis.

Concentrations of Credit Risk
The Company's clients are in various businesses, located primarily in North America, Latin America, Europe and the Asia Pacific Region. The Company performs ongoing credit evaluations of its clients. Reserves for credit losses are maintained at levels considered adequate by management. The Company invests its excess cash in deposits with major banks and in money market securities. These securities typically mature within 90 days and bear minimal risk.

Segment Reporting
The Company provides advertising and many other closely related marketing communications services. All of these services fall within one reportable segment as defined in Statement of Financial Accounting Standards No. 131 (SFAS
131), "Disclosures about Segments of an Enterprise and Related Information."

Accounting for Derivative Instruments and Hedging Activities
In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133), which had an initial adoption date by the Company of January 1, 2000. In June 1999, the FASB postponed the adoption date of SFAS 133 until January 1, 2001. SFAS 133 will require the Company to record all derivatives on the balance sheet at fair value. Changes in derivative fair values will either be recognized in earnings as offsets to the changes in fair value of related hedged assets, liabilities and firm commitments or for forecasted transactions, deferred and later recognized in earnings at the same time as the related hedged transactions. The impact of SFAS 133 on the Company's financial statements will depend on a variety of factors, including the future level of forecasted and actual foreign currency transactions, the extent of the Company's hedging activities, the type of hedging instruments used and the effectiveness of such instruments. However, the Company does not believe the effect of adopting SFAS 133 will be material to its financial condition or results of operations.

Reclassifications
Certain amounts for prior years have been reclassified to conform to current year presentation.

NOTE 2:  STOCKHOLDERS' EQUITY
On July 15, 1999, the stockholders approved a two-for-one stock split, effected in the form of a payment of a 100 percent stock dividend to stockholders of record on June 29, 1999. The number of shares of common stock reserved for issuance pursuant to various plans under which stock is issued was increased by 100 percent. The two-for-one stock split has been reflected retroactively in the consolidated financial statements and all per share data, shares, and market prices of the Company's common stock included in the consolidated financial statements and notes thereto have been adjusted to give effect to the stock split.

Comprehensive Income
Accumulated other comprehensive income (loss) amounts are reflected net of tax in the consolidated financial statements as follows:

(Dollars in thousands)
                                                                        Total
                                                                     Accumulated
                                Foreign     Unrealized   Minimum        Other
                               Currency      Holding     Pension   Comprehensive
                               Translation    Gains/    Liability      Income/
                               Adjustment    (Losses)   Adjustment     (Loss)
                               ----------    --------   ----------     ------

Balances, December 31, 1996     $ (83,993)    $     --    $(12,979)   $ (96,972)
Current-period change             (74,976)      12,405        (228)     (62,799)
                                -----------------------------------------------
Balances, December 31, 1997     $(158,969)    $ 12,405    $(13,207)   $(159,771)
Current-period change              25,216       (2,516)    (23,405)        (705)
                                 -----------------------------------------------
Balances, December 31, 1998     $(133,753)    $  9,889    $(36,612)   $(160,476)
Current-period change             (92,500)     158,607      17,965       84,072
                                -----------------------------------------------
Balances, December 31, 1999     $(226,253)    $168,496    $(18,647)   $ (76,404)
                                ===============================================

The foreign currency translation adjustments are not tax-effected. See Note 13 for additional discussion of unrealized holding gains on investments.


NOTE 3:  EARNINGS PER SHARE

In accordance  with SFAS 128, the following is a  reconciliation  of the  components of the basic and diluted EPS  computations  for income available to common stockholders for the year ended December 31:

(Dollars in Thousands Except Per Share Data)


                                            1999                                1998                             1997
                               -------------------------------      ------------------------------   -------------------------------
                                                        Per                                  Per                              Per
                                                        Share                                Share                            Share
                               Income      Shares       Amount      Income     Shares        Amount   Income     Shares       Amount
                               ------      ------       ------      ------     ------        ------   ------     ------       ------

BASIC EPS
Income available
 to common stockholders        $321,921    278,923,346  $1.15       $309,905  270,970,652    $1.14    $200,378   260,499,892  $.77

Effect of Dilutive Securities:
 Options                                     7,087,791                          6,620,734                          5,821,296
 Restricted stock                   631      3,536,805                   541    3,453,838                  447     3,277,294
 3 3/4% Convertible
    subordinated debentures          --             --                    --        5,320                5,929     8,020,582

DILUTED EPS                    $322,552    289,547,942  $1.11       $310,446  281,050,544    $1.10    $206,754   277,619,064  $.74
                               ---------------------------------------------------------------------------------------------------

The computation of diluted EPS for 1999, 1998, and 1997 excludes the assumed conversion of the 1.80% Convertible  Subordinated Notes and the 1999 computation also excludes the 1.87% Convertible Subordinated Notes (See Note 10) because they were antidilutive. In the fourth quarter of 1997, the Company redeemed substantially all its 3 3/4% Convertible Subordinated Debentures due 2002.

All share data for 1999, 1998 and 1997 has been adjusted to reflect the two-for-one stock split effective July 15, 1999.


NOTE 4: ACQUISITIONS
The Company acquired a number of advertising and communications companies during the three-year period ended December 31, 1999. The aggregate purchase price, including cash and stock payments for new acquisitions, was $550 million, $660 million and $302 million in 1999, 1998 and 1997, respectively. The aggregate purchase price for new acquisitions accounted for as purchases and equity investments was $284 million, $245 million, and $131 million in 1999, 1998, and 1997, respectively.

1999
In 1999, the Company paid $180 million in cash and issued 8,393,893 shares of its common stock to acquire 55 companies. Of the acquisitions, 51 were accounted for under the purchase method of accounting and 4 were accounted for under the pooling of interests method. The Company also recorded a liability for acquisition related deferred payments of $28 million, for cases where contingencies related to acquisitions have been resolved.

For those entities accounted for as purchase transactions, the purchase price of the acquisitions has been allocated to assets acquired and liabilities assumed based on estimated fair values. The results of operations of the acquired companies were included in the consolidated results of the Company from their respective acquisition dates which occurred throughout the year. The companies acquired in transactions accounted for as purchases included The Cassidy Companies, Inc., Spedic France S.A., Mullen Advertising, Inc., and PDP Promotions UK Ltd. None of the acquisitions was significant on an individual basis.

In connection with the 1999 purchase transactions, goodwill of approximately $245 million was recorded. The purchase price allocations made in 1999 are preliminary and subject to adjustment. Goodwill related to the acquisitions is being amortized on a straight-line basis over their estimated useful lives.

On December 1, 1999, the Company acquired Brands Hatch Leisure Plc. for 5,158,122 shares of stock. The acquisition has been accounted for as a pooling of interests. Additionally, during 1999 the Company issued 641,596 shares to acquire 3 other companies which have been accounted for as poolings of interests. Given that the pooling acquisitions are individually and in aggregate not material in prior periods, financial statements have not been restated.

The following unaudited pro forma data summarize the results of operations for the periods indicated as if the 1999 acquisitions had been completed as of January 1, 1998. The pro forma data give effect to actual operating results prior to the acquisition, adjusted to include the estimated pro forma effect of interest expense, amortization of intangibles and income taxes. These pro forma amounts do not purport to be indicative of the results that would have actually been obtained if the acquisitions occurred as of the beginning of the periods presented or that may be obtained in the future.

For the year ended December 31, 1999

(Amounts in thousands except per share data)

                                    Pre-        Pro forma IPG
                                 acquisition      with 1999
                     IPG           results      acquisitions
                (as reported)    (unaudited)     (unaudited)
                -------------    -----------    -------------

Revenues          $4,427,303      $104,528       $4,531,831
Net income           321,921         7,101          329,022

Earnings per share:

     Basic              1.15                           1.17
     Diluted            1.11                           1.13


Net income amounts shown in the table above include restructuring and other merger related costs of $51.4 million, net of tax.


For the year ended December 31, 1998

(Amounts in thousands except per share data)

                                  Results      Pro forma IPG
                                  of 1999         with 1999
                     IPG        acquisitions    acquisitions
                (as reported)    (unaudited)     (unaudited)
                -------------    -----------     -----------

Revenues         $3,844,340       $277,593       $4,121,933
Net income          309,905         19,404          329,309

Earnings per share:

     Basic             1.14                            1.18
     Diluted           1.10                            1.14


Unaudited pro forma consolidated results after giving effect to businesses acquired in purchase transactions during 1998 would not have been materially different from the reported amounts for 1998.

1998
In 1998, 14,956,534 shares of the Company's common stock were issued for acquisitions accounted for as poolings of interests. The companies pooled and the respective shares of the Company's common stock issued were: International Public Relations Plc. - 5,280,346 shares, Hill Holliday - 4,124,868 shares, The Jack Morton Company - 4,271,992 shares, Carmichael Lynch, Inc. - 973,808 shares and KBA Marketing - 305,520 shares.

The Company's consolidated financial statements, including the related notes, have been restated as of the earliest period presented to include the results of operations, financial position and cash flows of the above 1998 pooled entities in addition to all prior pooled entities. A gross income and net income reconciliation for the year ended December 31, 1997 is summarized below:

                                        Gross Income   Net Income/(Loss)
                                        ------------   -----------------
(Dollars in thousands)

         As Reported                         $3,264,120        $205,033
         Pooled Companies                       218,264          (4,655)
         As Restated                         $3,482,384        $200,378

In 1998, the Company paid $140 million in cash and issued 2,718,504 shares of its common stock to acquire 70 companies, all of which have been accounted for as purchases. These acquisitions included Gillespie, Ryan McGinn, CSI, Flammini, Gingko and Defederico and Herrero Y Ochoa. The Company also recorded a liability for acquisition related deferred payments of $24 million.

1997
In 1997, the Company issued 8,118,510 shares of its common stock for acquisitions accounted for as poolings of interests. Some of the companies pooled and the respective shares of the Company's common stock issued were:
Complete Medical Group - 1,417,578 shares, Integrated Communications Corporation- 1,170,108 shares, Advantage International - 1,158,412 shares and Ludgate - 1,078,918 shares. Additional companies accounted for as poolings of interests include Adler Boschetto Peebles, Barnett Fletcher, Davies Baron, Diefenbach Elkins, D.L. Blair, Rubin Barney & Birger, Inc. and Technology Solutions Inc.

In 1997, the Company also paid $81 million in cash and issued 2,400,118 shares of its common stock for acquisitions accounted for as purchases and equity investments. These acquisitions included Marketing Corporation of America, Medialog, The Sponsorship Group, Kaleidoscope and Addis Wechsler (51% interest). The Company increased its interest in Campbell Mithun Esty by 25%. The Company also recorded a liability for acquisition related deferred payments of $38 million.

Deferred Payments
Certain of the Company's acquisition agreements provide for deferred payments by the Company, contingent upon future revenues or profits of the companies acquired. Deferred payments of both cash and shares of the Company's common stock for prior years' acquisitions were $205 million, $75 million, and $43 million in 1999, 1998 and 1997, respectively. Such payments are capitalized and recorded as goodwill.

Investments
During 1999, the Company sold a portion of its investments in Lycos and USWEB for combined proceeds of approximately $56 million. Additionally, the Company sold its minority investment in Nicholson NY, Inc. to Icon for $19 million in shares of Icon's common stock.

During 1998, the Company sold a portion of its investments in USWEB, CKS Group, Inc. and Lycos with combined proceeds of approximately $20 million. These investments are being accounted for as available-for-sale securities, pursuant to the requirements of SFAS 115.

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

The components of income before provision for income taxes are as follows:

(Dollars in thousands)                     1999            1998           1997
                                         --------        --------       --------
Domestic                                 $351,257        $292,931       $174,177
Foreign                                   233,800         269,940        229,653
                                         --------        --------       --------
Total                                    $585,057        $562,871       $403,830

The provision for income taxes consisted of:

Federal Income Taxes (Including
   Foreign Withholding Taxes):
  Current                                $ 87,599        $105,049       $ 68,920
  Deferred                                 22,149           3,669          4,312
                                         --------        --------       --------
                                          109,748         108,718         73,232
                                         --------        --------       --------
State and Local Income Taxes:
  Current                                  20,721          21,285         22,350
  Deferred                                  4,340             725            393
                                         --------        --------       --------
                                           25,061          22,010         22,743
                                         --------        --------       --------
Foreign Income Taxes:
  Current                                 117,305         118,612         87,233
  Deferred                                (15,775)        (17,335)         3,038
                                         --------        --------       --------
                                          101,530         101,277         90,271
                                         --------        --------       --------
Total                                    $236,339        $232,005       $186,246
                                         ========        ========       ========

At December 31, 1999 and 1998 the deferred tax assets/(liabilities) consisted of the following items:

(Dollars in thousands)                                      1999           1998
                                                            ----           ----
Postretirement/postemployment benefits                  $ 52,308       $ 46,394
Deferred compensation                                      4,940         34,285
Pension costs                                             10,036         13,715
Depreciation                                              (2,532)        (6,102)
Rent                                                      (8,674)        (6,424)
Interest                                                   4,100          4,598
Accrued reserves                                           8,063          8,569
Investments in equity securities                        (140,320)       (10,677)
Tax loss/tax credit carryforwards                         47,334         46,682
Restructuring and other merger related costs               9,497             --
Other                                                         52         (2,279)
                                                        --------       --------
Total deferred tax assets / (liabilities)                (15,196)       128,761
Deferred tax valuation allowance                          26,233         31,411
                                                        --------       --------
Net deferred tax assets / (liabilities)                 $(41,429)      $ 97,350
                                                        ========       ========


The valuation allowance of $26.2 million and $31.4 million at December 31, 1999 and 1998, respectively, represents a provision for uncertainty as to the realization of certain deferred tax assets, including U.S. tax credits and net operating loss carryforwards in certain jurisdictions. The change during 1999 in the deferred tax valuation allowance primarily relates to changes in the deferred compensation tax item, net operating loss carryforwards and tax credits. At December 31, 1999, there were $9.7 million of tax credit carryforwards with expiration periods through 2004 and net operating loss carryforwards with a tax effect of $37.6 million with various expiration periods.

A reconciliation of the effective income tax rate as shown in the consolidated statement of income to the federal statutory rate is as follows:

                                                    1999      1998      1997
                                                    ----      ----      ----
Statutory federal income tax rate                   35.0%     35.0%     35.0%
State and local income taxes,
  net of federal income tax benefit                  2.8       3.7       4.1
Impact of foreign operations, including
  withholding taxes                                  0.8       0.4       0.3
Goodwill and intangible assets                       3.6       2.8       2.7
Effect of pooled companies                           0.1      (0.1)      3.9
Other                                               (1.9)     (0.6)      0.1
                                                    -------------------------
Effective tax rate                                  40.4%     41.2%     46.1%
                                                    -------------------------

The total amount of undistributed earnings of foreign subsidiaries for income tax purposes was approximately $572 million at December 31, 1999. It is the Company's intention to reinvest undistributed earnings of its foreign subsidiaries and thereby indefinitely postpone their remittance. Accordingly, no provision has been made for foreign withholding taxes or United States income taxes which may become payable if undistributed earnings of foreign subsidiaries were paid as dividends to the Company. The additional taxes on that portion of undistributed earnings which is available for dividends are not practicably determinable.

NOTE 6: SUPPLEMENTAL CASH FLOW INFORMATION
Cash and Cash Equivalents
For purposes of the consolidated statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Income Tax and Interest Payments
Cash paid for income taxes was approximately $173.1 million, $193.9 million and $126.9 million in 1999, 1998 and 1997, respectively. Interest payments were approximately $43.1 million, $37.2 million and $31.2 million in 1999, 1998, and 1997, respectively.

Noncash Financing Activity
During 1997, the Company redeemed all outstanding issues under the 3 3/4% Convertible Subordinated Debentures due 2002. Substantially all of the outstanding debentures were converted into approximately 8.6 million shares of the Company's common stock.

Acquisitions
As more fully described in Note 4, the Company issued 8,393,893 shares, 17,675,038 shares, and 10,518,628 shares of the Company's common stock in connection with acquisitions during 1999, 1998 and 1997, respectively. Details of businesses acquired in transactions accounted for as purchases were as follows:
(Dollars in thousands)

                                             1999          1998         1997
                                             ----          ----         ----

Fair value of assets acquired             $623,682      $452,237     $263,312
Liabilities assumed                        148,637       184,187       89,686
                                          -----------------------------------
Net assets acquired                        475,045       268,050      173,626
Less: noncash consideration                180,889        86,446       76,794
Less: cash acquired                         43,752        59,853        6,535
                                          -----------------------------------
Net cash paid for acquisitions            $250,404      $121,751     $ 90,297
                                          ===================================

The amounts shown above exclude future deferred payments due in subsequent years, but include cash deferred payments of $120 million, $55 million and $30 million made during 1999, 1998 and 1997, respectively.

NOTE 7: INCENTIVE PLANS
The 1997 Performance Incentive Plan ("1997 PIP Plan") was approved by the Company's stockholders in May 1997 and includes both stock and cash based incentive awards. The maximum number of shares of the Company's common stock which may be granted in any year under the 1997 PIP Plan is equal to 1.85% of the total number of shares of the Company's common stock outstanding on the first day of the year adjusted for additional shares as defined in the 1997 PIP Plan document (excluding management incentive compensation performance awards). The 1997 PIP Plan also limits the number of shares available with respect to awards made to any one participant as well as limiting the number of shares available under certain awards. Awards made prior to the 1997 PIP Plan remain subject to the respective terms and conditions of the predecessor plans. Except as otherwise noted, awards under the 1997 PIP Plan have terms similar to awards made under the respective predecessor plans.

Stock Options
Outstanding options are generally granted at the fair market value of the Company's common stock on the date of grant and are exercisable as determined by the Compensation Committee of the Board of Directors (the "Committee"). Generally, options become exercisable between two and five years after the date of grant and expire ten years from the grant date.


Following is a summary of stock option transactions during the three-year period ended December 31:

                               1999               1998                 1997
                        -----------------------------------------------------------

                                  Weighted            Weighted            Weighted
                                   Average             Average             Average
                                  Exercise            Exercise            Exercise
(Shares in thousands)   Shares      Price    Shares     Price    Shares     Price
                        ------    --------   ------   --------   ------   --------
Shares under option,
  beginning of year     27,715     $ 19      24,044     $ 13     24,132    $ 11
Options granted          4,026       42       7,898       32      4,422      19
Options exercised       (4,271)      11      (2,990)       8     (3,467)      8
Options cancelled       (2,078)      25      (1,237)      15     (1,043)     12
                        ------               ------              ------
Shares under option,
   end of year          25,392     $ 23      27,715     $ 19     24,044    $ 13
                        ======               ======              ======
Options exercisable
   at year-end           6,825     $ 12       5,977     $  9      8,402    $  9


The following table summarizes information about stock options outstanding and exercisable at December 31, 1999:

(Shares in thousands)

                                 Weighted-
                                   Average   Weighted-                Weighted-
                      Number     Remaining     Average        Number    Average
Range of         Outstanding   Contractual    Exercise   Exercisable   Exercise
Exercise Prices  at 12/31/99          Life       Price   at 12/31/99      Price
-------------------------------------------------------------------------------
$ 4.33 to $9.99       2,700           2.29         $ 8         2,700        $ 8

 10.00 to 14.99       3,288           5.02          11         2,979         11

 15.00 to 24.99       9,026           6.77          17         1,146         19

 25.00 to 56.28      10,378           9.05          36            --         --

Employee Stock Purchase Plan
Under the Employee Stock Purchase Plan (ESPP), employees may purchase common stock of the Company through payroll deductions not exceeding 10% of their compensation. The price an employee pays for a share of stock is 85% of the market price on the last business day of the month. The Company issued approximately .5 million shares in 1999, 1998, and 1997, respectively, under the ESPP. An additional 15.5 million shares were reserved for issuance at December 31, 1999.

SFAS 123 Disclosures
The Company applies the disclosure principles of Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation". As permitted by the provisions of SFAS 123, the Company applies APB Opinion 25, "Accounting for Stock Issued to Employees", and related interpretations in accounting for its stock-based employee compensation plans. If compensation cost for the Company's stock option plans and its ESPP had been determined based on the fair value at the grant dates as defined by SFAS 123, the Company's pro forma net income and earnings per share would have been as follows:

(Dollars in Thousands Except Per Share Data)

                                       1999             1998              1997
                                       ----             ----              ----
Net Income            As reported    $321,921          $309,905         $200,378
                      Pro forma      $298,680          $295,059         $190,542

Earnings Per Share
        Basic         As reported    $   1.15          $   1.14         $    .77
                      Pro forma      $   1.07          $   1.09         $    .73
        Diluted       As reported    $   1.11          $   1.10         $    .74
                      Pro forma      $   1.03          $   1.05         $    .71


For purposes of this pro forma information, the fair value of shares issued under the ESPP was based on the 15% discount received by employees. The weighted-average fair value (discount) on the date of purchase for stock purchased under this plan was $5.28, $3.82, and $2.68 in 1999, 1998, and 1997, respectively.

The weighted average fair value of options granted during 1999, 1998, and 1997 was $12.94, $8.85, and $5.91, respectively. The fair value of each option grant has been estimated on the date of grant using the Black-Sholes option-pricing model with the following assumptions:

                                              1999           1998          1997
                                              ----           ----          ----
Expected option lives                       6 years        6 years       6 years
Risk free interest rate                      5.72%          4.87%         6.51%
Expected volatility                         19.73%         19.17%        19.17%
Dividend yield                                .81%           .95%          1.3%


As required by SFAS 123, this pro forma information is based on stock awards beginning in 1995 and accordingly is not likely to be representative of the pro forma effects in future years because options vest over several years and additional awards generally are made each year.

Restricted Stock
Restricted stock issuances are subject to certain restrictions and vesting requirements as determined by the Committee. The vesting period is generally five to seven years. No monetary consideration is paid by a recipient for a restricted stock award and the grant date fair value of these shares is amortized over the restriction periods. At December 31, 1999, there was a total of 7.0 million shares of restricted stock outstanding. During 1999, 1998 and 1997, the Company awarded .9 million shares, 1.3 million shares and 1.4 million shares of restricted stock with a weighted-average grant date fair value of $40.03, $28.99 and $19.48, respectively. The cost recorded for restricted stock awards in 1999, 1998 and 1997 was $25.9 million, $20.3 million, and $16.2 million, respectively.

Performance Units
Performance units have been awarded to certain key employees of the Company and its subsidiaries. The ultimate value of these performance units is contingent upon the annual growth in profits (as defined) of the Company, its operating components or both, over the performance periods. The awards are generally paid in cash. The projected value of these units is accrued by the Company and charged to expense over the performance period. The Company expensed approximately $27 million, $20 million and $20 million in 1999, 1998, and 1997, respectively.

Hill Holliday
Due to the merger of Hill Holliday and the Company, Hill Holliday recognized a one-time compensation charge of approximately $32 million in 1997. Hill Holliday had an Equity Participation Plan and certain other agreements for various members of management, which provided for participants to receive a portion of the proceeds in the event of the sale or merger of Hill Holliday. Also included in the charge were costs primarily relating to consulting and supplemental retirement agreements.

NOTE 8: RETIREMENT PLANS
Defined Benefit Pension Plans
Through March 31, 1998 the Company and certain of its domestic subsidiaries had a defined benefit plan ("Domestic Plan") which covered substantially all regular domestic employees. Effective April 1, 1998 this Plan was curtailed, and participants with five or less years of service became fully vested in the Domestic Plan. Participants with five or more years of service as of March 31, 1998 retain their vested balances and participate in a new compensation plan. Under the new plan, each participant's account is credited with an annual allocation, equal to the projected discounted pension benefit accrual plus interest, while they continue to work for the Company. Participants in active service are eligible to receive up to ten years of allocations coinciding with the number of years of service with the Company after March 31, 1998. As a result of the change in the Domestic Plan, the Company recorded charges of approximately $16.7 million in the fourth quarter of 1997.

Net periodic pension costs for the Domestic Plan for 1999, 1998 and 1997 were $1.3 million, $.9 million and $15.0 million, respectively. The 1997 net periodic pension cost included a $10 million curtailment charge and $4 million of service costs.

The Company's stockholders' equity balance includes a minimum pension liability of $18.6 million, $36.6 million and $13.2 million at December 31, 1999, 1998 and 1997, respectively.

The Company also has several foreign pension plans in which benefits are based primarily on years of service and employee compensation. It is the Company's policy to fund these plans in accordance with local laws and income tax regulations.

Net periodic pension costs for foreign pension plans for 1999, 1998 and 1997 included the following components:

(Dollars in thousands)

                                                   1999        1998        1997
                                                   ----        ----        ----
Service cost                                   $  9,619    $  6,847    $  5,460
Interest cost                                    11,759      10,908      10,633
Expected return on plan assets                   (9,380)     (9,437)    (10,537)
Amortization of unrecognized
transition obligation                               390         373         324
Amortization of
prior service cost                                  833         482         552
Recognized actuarial loss / (gain)                  508         (70)     (1,440)
Other                                                (9)         --          --
                                               --------------------------------
Net periodic pension cost                      $ 13,720    $  9,103    $  4,992
                                               --------------------------------


The following table sets forth the change in the benefit obligation, the change in plan assets, the funded status and amounts recognized for the pension plans in the Company's consolidated balance sheet at December 31, 1999, and 1998:

(Dollars in thousands)
                                         Domestic                  Foreign
                                       Pension Plan             Pension Plans
                                       ------------             -------------
                                    1999         1998         1999         1998
                                    ----         ----         ----         ----
Change in benefit obligation
Beginning obligation           $ 158,323    $ 134,347    $ 220,964    $ 179,016
Service cost                          10           16        9,619        6,847
Interest cost                      9,262        9,841       11,759       10,908
Benefits paid                    (12,073)     (12,244)     (12,777)      (9,447)
Participant contributions              -            -        2,410        1,606
Actuarial (gains) / losses       (11,823)      26,363       (7,264)      29,882
Currency effect                       --           --        1,440        5,245
Other                                 --           --          352       (3,093)
                               ------------------------------------------------
Ending obligation                143,699      158,323      226,503      220,964
                               ------------------------------------------------
Change in plan assets
Beginning fair value             123,269      115,943      161,975      145,942
Actual return on plan assets      14,084       11,932       30,651       17,363
Employer contributions             2,740        7,638        7,887        2,473
Participant contributions             --           --        2,410        1,606
Benefits paid                    (12,073)     (12,244)     (12,777)      (9,447)
Currency effect                       --           --          156        1,300
Other                                 --           --        2,437        2,738
                               ------------------------------------------------
Ending fair value                128,020      123,269      192,739      161,975
                               ------------------------------------------------
Funded status of the plans       (15,679)     (35,054)     (33,764)     (58,989)
Unrecognized net actuarial
loss/(gain)                       18,647       36,612      (18,163)      11,536
Unrecognized prior service cost       --           --        3,704        2,921
Unrecognized transition cost          --           --        1,838        3,796
                               ------------------------------------------------
Net asset / (liability)
  recognized                   $   2,968    $   1,558   $  (46,385)   $ (40,736)
                               ------------------------------------------------

At December 31, 1999 and 1998, the assets of the Domestic Plan and the foreign pension plans were primarily invested in fixed income and equity securities.

For the Domestic Plan, a discount rate of 7.75% in 1999, 6.75% in 1998 and 7.25% in 1997 and a salary increase assumption of 6% in 1998 and 1997 were used in determining the actuarial present value of the projected benefit obligation. A salary increase assumption was not applicable for 1999 as the Domestic Plan was curtailed. The expected return on Domestic Plan assets was 9% in 1999, and 10% in each of 1998 and 1997. For the foreign pension plans, discount rates ranging from 3.75% to 14% in 1999, 4% to 14% in 1998, and 3.5% to 14% in 1997 and salary increase assumptions ranging from 3% to 10% in 1999 and 2% to 10% in both 1998 and 1997 were used in determining the actuarial present value of the projected benefit obligation. The expected rates of return on the assets of the foreign pension plans ranged from 2% to 14% in 1999, 2% to 14% in 1998 and 3.5% to 14% in 1997.

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the Domestic Plan were $144 million, $144 million and $128 million, respectively, as of December 31, 1999, and $158 million, $158 million, and $123 million, respectively, as of December 31, 1998. The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the foreign pension plans with accumulated benefit obligations in excess of plan assets were $90 million, $72 million and $9 million respectively, as of December 31, 1999, and $81 million, $74 million and $3 million respectively, as of December 31, 1998.

Other Benefit Arrangements
The Company also has special unqualified deferred benefit arrangements with certain key employees. Vesting is based upon the age of the employee and the terms of the employee's contract. Life insurance contracts have been purchased in amounts which may be used to fund these arrangements.

In addition to the defined benefit plans described above, the Company also sponsors a defined contribution plan ("Savings Plan") that covers substantially all domestic employees of the Company and participating subsidiaries. The Savings Plan permits participants to make contributions on a pre-tax and/or after-tax basis. The Savings Plan allows participants to choose among several investment alternatives. The Company matches a portion of participants' contributions based upon the number of years of service. The Company contributed $10.6 million, $8.1 million and $6.3 million to the Savings Plan in 1999, 1998 and 1997, respectively.

Postretirement Benefit Plans
The Company and its subsidiaries provide certain postretirement health care benefits for employees who were in the employ of the Company as of January 1, 1988, and life insurance benefits for employees who were in the employ of the Company as of December 1, 1961. The plans cover certain domestic employees and certain key employees in foreign countries. Effective January 1, 1993, the Company's plan covering postretirement medical benefits was amended to place a cap on annual benefits payable to retirees.

The coverage is self-insured, but is administered by an insurance company.

The Company accrues the expected cost of postretirement benefits other than pensions over the period in which the active employees become eligible for such postretirement benefits.

The net periodic expense for these postretirement benefits for 1999, 1998 and 1997 was $2 million, $2.8 million and $2.6 million, respectively.

The following table sets forth the change in benefit obligation, change in plan assets, funded status and amounts recognized for the Company's postretirement benefit plans in the consolidated balance sheet at December 31, 1999 and 1998:

(Dollars in thousands)
                                                             1999         1998
                                                             ----         ----
Change in benefit obligation
Beginning obligation                                       $ 40,593    $ 41,637
Service cost                                                    345         682
Interest cost                                                 2,700       3,082
Participant contributions                                        90          77
Benefits paid                                                (1,987)     (1,695)
Actuarial gain                                               (4,339)     (3,190)
                                                           --------------------
Ending obligation                                            37,402      40,593
                                                           --------------------
Change in plan assets
Beginning fair value                                             --          --
Actual return on plan assets                                     --          --
Employer contributions                                        1,897       1,618
Participant contributions                                        90          77
Benefits paid                                                (1,987)     (1,695)
                                                           --------------------
Ending fair value                                                --          --
                                                           --------------------

Funded status of the plans                                  (37,402)    (40,593)
Unrecognized net actuarial gain                              (9,434)     (5,195)
Unrecognized prior service cost                              (1,895)     (2,829)
                                                           --------------------
Net amount recognized                                      $(48,731)   $(48,617)
                                                           --------------------

A discount rate of 7.75% in 1999, 6.75% in 1998 and 7.25% in 1997 and a salary increase assumption of 6.0% in 1999, 1998 and 1997 were used in determining the accumulated postretirement benefit obligation. A 7.4% and an 8.0% increase in the cost of covered health care benefits were assumed for 1999 and 1998, respectively. This rate is assumed to decrease incrementally to 5.5% in the year 2002 and remain at that level thereafter. The health care cost trend rate assumption does not have a significant effect on the amounts reported.

Postemployment Benefits
In accordance with SFAS 112 "Employers' Accounting for Postemployment Benefits", the Company accrues costs relating to certain benefits including severance, worker's compensation and health care coverage over an employee's service life.

The Company's liability for postemployment benefits totaled approximately $64 million and $50 million at December 31, 1999 and 1998, respectively, and is included in deferred compensation and reserve for termination allowances. The net periodic expense recognized in 1999, 1998 and 1997 was approximately $34 million, $32 million and $31 million, respectively.


NOTE 9: SHORT-TERM BORROWINGS
The Company and its domestic subsidiaries have lines of credit with various banks. These credit lines permit borrowings at fluctuating interest rates determined by the banks. Short-term borrowings by subsidiaries outside the United States principally consist of drawings against bank overdraft facilities and lines of credit. These borrowings bear interest at the prevailing local rates. Where required, the Company has guaranteed the repayment of these borrowings. Unused lines of credit by the Company and its subsidiaries at
December 31, 1999 and 1998 aggregated $430 million and $458 million, respectively. The weighted-average interest rate on outstanding balances at December 31, 1999 was approximately 5.8%. Current maturities of long-term debt are included in the payable to banks balance.


NOTE 10:  LONG-TERM DEBT
Long-term debt at December 31 consisted of the following:

(Dollars in thousands)
                                                               1999       1998
                                                               ----       ----

Convertible Subordinated Notes - 1.87%                       $304,076   $     --
Convertible Subordinated Notes - 1.80%                        214,414    207,927
Term loans - 5.64% to 7.91% (6.45% to 7.91% in 1998)          285,000    255,000
Germany mortgage note payable - 7.64%                          26,779     31,680
Other mortgage notes payable and
  long-term loans - 2.80% to 8.72%                             60,459     34,513
                                                             --------   --------
                                                              890,728    529,120
Less: current portion                                          23,466     22,502
                                                             --------   --------
Long-term debt                                               $867,262   $506,618
                                                             ========   ========

On June 1, 1999, the Company issued $361 million face amount of Convertible Subordinated Notes due 2006. The 2006 notes were issued at an original price of 83% of the face amount, generating proceeds of approximately $300 million. The notes are convertible into 6.4 million shares of the Company's common stock at a conversion rate of 17.616 shares per $1,000 face amount. The fair value of the 2006 notes as of December 31, 1999, was approximately $416 million and was determined by obtaining quotes from brokers.

On September 16, 1997, the Company issued $250 million face amount of Convertible Subordinated Notes due 2004 ("2004 Notes") with a coupon rate of 1.80%. The 2004 Notes were issued at an original price of 80% of the face amount, generating proceeds of approximately $200 million. The notes are convertible into 6.7 million shares of the Company's common stock at a conversion rate of 26.772 shares per $1,000 face amount. The fair value of the 2004 Notes as of December 31, 1999 was approximately $392 million and was determined by obtaining quotes from brokers.

Under various loan agreements, the Company must maintain specified levels of net worth and meet certain cash flow requirements and is limited in the level of indebtedness. The Company has complied with the limitations under the terms of these loan agreements.

Long-term  debt maturing over the next five years and  thereafter is as follows:
2000-$23.5 million;  2001-$41.0 million; 2002-$87.9 million; 2003-$32.0 million;
2004-$256.3 million, and $450.0 million thereafter.

All material long-term debt is carried in the consolidated balance sheet at amounts which approximate fair values based upon current borrowing rates available to the Company as disclosed above and in Note 13.

NOTE 11:  RESTRUCTURING AND OTHER MERGER RELATED COSTS
In October 1999, the Company announced the merger of two of its advertising networks. The networks affected, Lowe & Partners Worldwide and Ammirati Puris Lintas were combined to form a new agency network called Lowe Lintas & Partners Worldwide. The merger involves the consolidation of operations in Lowe Lintas agencies in approximately 24 cities in 22 countries around the world. Once complete, the newly merged agency network will have offices in over 80 countries around the world.

During the fourth quarter of 1999, the Company began execution of a comprehensive restructuring plan in connection with the merger. The plan includes headcount reductions, consolidation of real estate and the sale or disposition of certain investments, and is expected to be completed by June 30, 2000. The Company is pleased with the progress of the merger to date and expects the total costs to be in line with its original estimate.

The total pre-tax cost of the restructuring plan is expected to be between $170 and $190 million, ($100 to $115 million, net of tax). In the fourth quarter of 1999, the Company recognized pre-tax costs of $84.2 million ($51.4 million, net of tax or $.18 per diluted share), with the remainder expected to be recognized in the first two quarters of 2000.

A summary of the components of the total restructuring and other merger related costs, together with an analysis of the cash and non-cash elements, is as follows:

(Dollars in millions)

                                               1999           Cash      Non-Cash
                                               ----           ----      --------
TOTAL BY TYPE
-------------
   Severance and termination costs            $44.9           $27.0      $17.9
   Fixed asset write-offs                      11.1              --       11.1
   Lease termination costs                      3.8             3.8         --
   Investment write-offs and other             24.4             1.1       23.3
                                              --------------------------------
Total                                         $84.2           $31.9      $52.3
                                              ================================

The severance and termination costs recorded in 1999 relate to approximately 230 employees who have been terminated or notified that they will be terminated. The employee groups affected include executive and regional management, administrative, account management, creative and media production personnel, principally in the U.S. and U.K. The charge related to these individuals includes the cost of voluntary programs in certain locations and includes substantially all senior executives that will be terminated. As of December 31, 1999, the amount accrued related to severance and termination was approximately $42.6 million. During the fourth quarter of 1999, cash payments of $2.3 million were made.

The fixed assets write-off relates largely to the abandonment of leasehold improvements as part of the merger. The amount recognized in 1999 relates to fixed asset write-offs in 6 offices principally in the United States.

Lease termination costs relate to the offices vacated as part of the merger. The lease terminations are expected to be completed by mid-to-late 2000, with the cash portion to be paid out over a period of up to five years. As of December 31, 1999, the amount accrued related to these termination costs was $3.8 million.

The investment write-offs relate to the loss on sale or closing of certain business units. In 1999, $23 million has been recorded as a result of the decision to sell or abandon 4 European businesses. In the aggregate, the businesses being sold or abandoned represent an immaterial portion of the revenue and operations of Lowe Lintas & Partners. The write-off amount was computed based upon the difference between the estimated sales proceeds (if any) and the carrying value of the related assets. These sales or closures are expected to be completed by mid 2000.

NOTE 12:  GEOGRAPHIC AREAS
Long-lived assets and income from commissions and fees are presented below by major geographic area:

(Dollars in thousands)
                                               1999         1998         1997
                                               ----         ----         ----
Long-Lived Assets:
United States                               $1,635,666  $1,041,882   $  866,896
                                            -----------------------------------
International
United Kingdom                                 468,558     334,611      161,962
All other Europe                               592,302     538,762      472,710
Asia Pacific                                   107,215      92,581       78,862
Latin America                                   79,401      58,134       51,790
Other                                           76,269      50,853       42,041
                                            -----------------------------------
Total International                          1,323,745   1,074,941      807,365
                                            -----------------------------------
Total Consolidated                          $2,959,411  $2,116,823   $1,674,261
                                            -----------------------------------

Income From Commissions and Fees:
United States                               $2,284,173  $1,925,030   $1,670,555
                                            -----------------------------------
International
United Kingdom                                 464,050     387,618      301,883
All other Europe                               989,430     880,919      748,720
Asia Pacific                                   346,205     325,758      348,707
Latin America                                  213,260     232,940      204,894
Other                                          130,185      92,075       78,017
                                            -----------------------------------
Total International                          2,143,130   1,919,310    1,682,221
                                            -----------------------------------
Total Consolidated                          $4,427,303  $3,844,340   $3,352,776
                                            -----------------------------------

Commissions and fees are attributed to geographic areas based on where the services are performed. Property and equipment is allocated based upon physical location. Intangible assets, other assets, and investments are allocated based on the location of the related operation.

The largest client of the Company contributed approximately 8% in 1999, 7% in 1998 and 9% in 1997 to income from commissions and fees. The Company's second largest client contributed approximately 4% in 1999, 5% in 1998 and 4% in 1997 to income from commissions and fees.

Dividends received from foreign subsidiaries were approximately $47 million in 1999, $51 million in 1998 and $41 million in 1997.

Consolidated net income includes losses from exchange and translation of foreign currencies of $5.6 million, $3.2 million and $5.6 million in 1999, 1998 and 1997, respectively.

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

The following table summarizes net unrealized gains and losses before taxes at December 31:

(Dollars in millions)

                                              1999       1998       1997
                                              ----       ----       ----
   Cost                                      $172.3     $121.3     $61.1
   Unrealized gains / (losses)
     - gains                                  302.3       20.2      22.0
     - losses                                 (12.2)      (1.5)       --
                                             ---------------------------
   Net unrealized gains                       290.1       18.7      22.0
                                             ---------------------------
   Fair market value                         $462.4     $140.0     $83.1
                                             ===========================

Net of tax, net unrealized holding gains were $168 million, $10 million and $12 million at December 31, 1999, 1998 and 1997, respectively.

The above pre-tax gain amounts are net of reclassifications of $13.1 million and $6.5 million in 1999 and 1998, which represent amounts previously recorded in other comprehensive income.

During 1999, the Company expanded its investment in internet-service and related companies. In April 1999, the Company invested $20 million for a minority interest in Icon, a Swedish based internet consultancy. Subsequently, the Company increased its investment through the contribution of other investments and through additional cash purchases. At December 31, 1999, the fair market value of the Company's investment in Icon was $322 million.

Financial liabilities with carrying values approximating fair value include accounts payable and accrued expenses, as well as payable to banks and long-term debt. As of December 31, 1999, the 1.87% Convertible Subordinated Notes due 2006 had a cost basis of $304 million with a market value of $416 million. As of December 31, 1999, the 1.80% Convertible Subordinated Notes due 2004 had a cost basis of $214 million with a market value of $392 million. As of December 31, 1998, the cost basis of the 1.80% Convertible Subordinated Notes were $208 million with a market value of $283 million. The fair values were determined by obtaining quotes from brokers (refer to Note 10 for additional information on long-term debt).

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

The Company's management continuously evaluates and attempts to mitigate its exposure to foreign exchange, economic and political risks. The economic developments in Brazil did not have a significant negative impact on the Company, and were partially offset by a favorable impact due to the economic recovery in Japan.


NOTE 14:  COMMITMENTS AND CONTINGENCIES
At December 31, 1999 the Company's subsidiaries operating primarily outside the United States were contingently liable for discounted notes receivable of $7.4 million.

The Company and its subsidiaries lease certain facilities and equipment. Gross rental expense amounted to approximately $274 million for 1999, $244 million for 1998 and $217 million for 1997, which was reduced by sublease income of $17.2 million in 1999, $16 million in 1998 and $30.5 million in 1997.

Minimum rental commitments for the rental of office premises and equipment under noncancellable leases, some of which provide for rental adjustments due to increased property taxes and operating costs for 2000 and thereafter, are as follows:

(Dollars in thousands)
                                                    Gross Rental        Sublease
Period                                               Commitment          Income
                                                    ----------------------------
2000                                                $179,915            $17,206

2001                                                 157,727             15,180

2002                                                 131,288             10,224

2003                                                 103,137              6,335

2004                                                  87,839              1,390

2005 and thereafter                                  355,393              2,014


Certain of the Company's acquisition agreements provide for deferred payments by the Company, contingent upon future revenues or profits of the companies acquired. Such contingent amounts would not be material taking into account the future revenues or profits of the companies acquired.

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

The Company is involved in legal and administrative proceedings of various types. While any litigation contains an element of uncertainty, the Company believes that the outcome of such proceedings or claims will not have a material adverse effect on the Company.


NOTE 15:  RECENT EVENT
On December 22, 1999, the Company entered into an agreement to acquire NFO Worldwide, Inc.("NFO"), a leading provider of research based marketing information and counsel to the worldwide business community. Under the terms of the agreement, NFO shareholders will receive $26 worth of Interpublic stock for each share of NFO stock, based on the market price of Interpublic stock at the time the transaction is closed subject to a collar which, if exceeded, provides certain rights to each of the parties. The transaction is subject to certain conditions, including the receipt of approval from NFO's stockholders and applicable regulatory approval. NFO is obligated to pay Interpublic a fee of $25 million if the agreement is terminated under certain circumstances. Interpublic has been granted an option to purchase approximately 4.5 million NFO shares for $26 per share exercisable in certain circumstances in lieu of the transaction fee.

The acquisition, which is expected to close in April 2000, will be accounted for as a pooling of interests.

                                                 SELECTED  FINANCIAL DATA FOR FIVE YEARS
                                              (Amounts in Thousands  Except Per Share Data)
                                       1999            1998         1997         1996        1995
                                       ----            ----         ----         ----        ----
OPERATING DATA
Gross income                          $ 4,561,518   $ 3,968,728  $ 3,482,384  $ 2,983,899  $ 2,606,467
Operating expenses                      3,825,856     3,347,158    2,988,532    2,558,336    2,257,138
Restructuring and other merger
  related costs                            84,183            --           --           --           --
Write-down of goodwill and other
related assets                                 --            --           --           --       38,687
Special compensation charge                    --            --       32,229           --           --
Interest expense                           66,422        58,699       57,793       51,695       47,940
Provision for income taxes                236,339       232,005      186,246      156,783      126,537
Net Income                            $   321,921   $   309,905  $   200,378  $   214,619  $   134,311

PER SHARE DATA
Basic
Net Income                            $      1.15   $      1.14  $       .77  $       .82  $       .53
Weighted-average shares                   278,923       270,971      260,500      260,595      255,605

Diluted
Net Income                            $      1.11   $      1.10  $       .74  $       .80  $       .51
Weighted-average shares                   289,548       281,051      277,619      277,178      263,609

FINANCIAL POSITION
Working capital                       $   130,915   $    70,298  $   175,266  $   101,191  $    79,380
Total assets                          $ 8,727,255   $ 6,942,823  $ 5,983,443  $ 5,119,927  $ 4,631,912
Long-term debt                        $   867,262   $   506,618  $   519,036  $   418,618  $   361,945
Book value per share                  $      5.66   $      4.53  $      3.69  $      3.07  $      2.60

OTHER DATA
Cash dividends                        $    90,424   $    76,894    $  61,242    $  51,786  $    46,124
Cash dividends per share              $       .33   $       .29    $     .25    $     .22  $       .20
Number of employees                        38,600        34,200       31,100       25,500       23,700
                                      ----------------------------------------------------------------

All share data for prior periods have been adjusted to reflect the  two-for-one  stock split effective
July 15, 1999.


                                                   RESULTS BY QUARTER (UNAUDITED)
                                            (Amounts in Thousands Except Per Share Data)

                               1st Quarter               2nd Quarter            3rd Quarter                  4th Quarter


                          1999          1998        1999          1998       1999           1998          1999          1998
                       ------------------------------------------------------------------------------------------------------------
Gross income           $  925,080    $  831,183    $1,134,433    $1,032,242    $1,044,003    $  910,530    $1,458,002    $1,194,773
Operating expenses        830,131       752,956       873,170       807,560       914,821       804,912     1,207,734       981,730
Restructuring and other
  merger related charges       --            --            --            --            --            --        84,183            --
Interest expense           13,945        12,801        16,497        14,564        17,478        16,029        18,502        15,305
Income before provision
  for income taxes         81,004        65,426       244,766       210,118       111,704        89,589       147,583       197,738
Provision for
  income taxes             33,618        25,498        98,878        86,665        47,698        38,604        56,145        81,238
Net equity interests       (2,601)       (2,189)       (6,479)       (4,942)       (4,962)       (3,997)      (12,755)       (9,833)
                       ------------------------------------------------------------------------------------------------------------
Net income             $   44,785    $   37,739    $  139,409    $  118,511    $   59,044    $   46,988    $   78,683    $  106,667
                       ============================================================================================================
Per share data:
Basic EPS              $      .16     $     .14    $      .51    $      .44    $      .22    $      .17    $      .28    $      .39
Diluted EPS            $      .16     $     .13    $      .49    $      .42    $      .21    $      .17    $      .27    $      .38
Cash dividends
  per share            $     .075     $    .065    $     .085    $     .075    $     .085    $     .075    $     .085    $     .075

Weighted-Average Shares:
Basic                     272,534       270,374       273,863       271,437       274,301       270,915       279,499       271,156
Diluted                   283,350       280,478       292,978       288,956       284,744       280,464       290,436       287,690

Stock price:
High                          $40      $31 5/16      $43 5/16       $32 1/4      $44 1/16      $32 7/16      $58 1/16       $39 7/8
Low                       $34 7/8     $23 27/32     $34 19/32    $ 27 21/32       $36 1/2      $26 3/32       $35 3/4       $23 1/2
                       ------------------------------------------------------------------------------------------------------------

All share data has been adjusted to reflect the two-for-one stock split effective July 15, 1999.

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

The Audit Committee of the Board of Directors is comprised of four directors who are not employees of the Company. The Committee reviews audit plans, internal controls, financial reports and related matters, and meets regularly with management, internal auditors and independent accountants. The independent accountants and the internal auditors have free access to the Audit Committee, without management being present, to discuss the results of their audits or any other matters. The Audit Committee also monitors the Company's timely implementation and completion of the Year 2000 Compliance Project.

The independent accountants, PricewaterhouseCoopers LLP, were recommended by the Audit Committee of the Board of Directors and selected by the Board of Directors, and their appointment was ratified by the stockholders. The independent accountants have examined the financial statements of the Company and their opinion is included as part of the financial statements.