Form 10-K, Exhibit 13
period 2000-12-31
INTERPUBLIC GROUP OF COMPANIES INC
filed 2001-03-30
CIK 51644

THE INTERPUBLIC GROUP OF COMPANIES, INC. AND ITS SUBSIDIARIES
                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS


During 2000, The Interpublic Group of Companies, Inc. (the "Company") acquired several companies in transactions accounted for as poolings of interests. The Company acquired NFO Worldwide, Inc. ("NFO") in April 2000 and Deutsch, Inc. and its affiliate companies ("Deutsch") in November 2000. The results of NFO, Deutsch and other acquisitions, all of which have been accounted for as poolings of interests, have been included in the Company's financial statements for all prior periods. The following discussion relates to the combined results of the Company after giving effect to all of the pooled companies.

For the purposes of the following discussion, the restructuring and other merger related costs (in 2000 and 1999) and the Deutsch transaction costs (in 2000) will be referred to, collectively, as "non-recurring items". The non-recurring items are described in a subsequent section of this discussion. All amounts discussed below are as reported unless otherwise noted.


RESULTS OF OPERATIONS

The Company reported net income of $358.7 million or $1.15 diluted earnings per share for the year ended December 31, 2000. Excluding the impact of non-recurring items in all years, net income would have been $473.2 million or $1.51 diluted earnings per share, compared to $382.7 million or $1.24 diluted earnings per share for the year ended December 31, 1999 and $339.9 million or $1.12 diluted earnings per share for the year ended December 31, 1998.

The following table sets forth net income and earnings per share as reported and before non-recurring items:

(Dollars in thousands, except per share amounts)

                                          2000            1999            1998
                                          ----            ----            ----

Net income as reported                $  358,658      $  331,287      $  339,907

Earnings per share

    Basic                             $     1.18      $     1.11      $     1.15
    Diluted                           $     1.15      $     1.07      $     1.12

Net income before
  non-recurring items                 $  473,185      $  382,724      $  339,907

Earnings per share

    Basic                             $     1.56      $     1.28      $     1.15
    Diluted                           $     1.51      $     1.24      $     1.12

Revenue
-------
Worldwide revenue for 2000 was $5.6 billion, an increase of $648 million or 13.0% over 1999. Domestic revenue, which represented 54.6% of worldwide revenue in 2000, increased $514 million or 20.1% over 1999. International revenue, which represented 45.4% of worldwide revenue in 2000, increased $134 million or 5.6% over 1999. International revenue would have increased 15% excluding the effect of the strengthening of the U.S. dollar against major currencies. The increase in worldwide revenue is a result of both growth from new business gains and growth from acquisitions. Exclusive of acquisitions, worldwide revenue on a constant dollar basis increased 13.0% over 1999.

Revenue from specialized marketing and communication services, which include media buying, market research, relationship (direct) marketing, public relations, sports and event marketing, healthcare marketing and e-consultancy and services, comprised approximately 47% of total worldwide revenue in 2000, compared to 44% in 1999.

Worldwide revenue for 1999 was $5.0 billion, an increase of $759 million or 18.0% over 1998. Domestic revenue, which represented 51.4% of worldwide revenue, increased $401 million or 18.6% over 1998. International revenue, which represented 48.6% of worldwide revenue in 1999, increased $358 million or 17.4% over 1998. International revenue would have increased 22% excluding the effect of the strengthening of the U.S. dollar against major currencies.

Operating Expenses
------------------
Worldwide operating expenses for 2000, excluding non-recurring items, were $4.8 billion, an increase of 11.0% over 1999. Operating expenses outside the United States increased 3.7%, while domestic operating expenses increased 18.3%. These increases were commensurate with the increases in revenue. Worldwide operating expenses for 1999, excluding non-recurring items, were $4.3 billion, an increase of 18.4% over 1998, comprised of a 16.7% increase in international expenses and a 20.0% increase in domestic expenses.

Significant portions of the Company's expenses relate to employee compensation and various employee incentive and benefit programs. The employee incentive programs are based primarily upon operating results. Salaries and related expenses were $3.1 billion in 2000 or 55.5% of revenue as compared to $2.7 billion in 1999 or 55.2% of revenue and $2.3 billion in 1998 or 55.4% of revenue. The year over year dollar increase is a result of growth from acquisitions and new business gains.

Office and general expenses were $1.6 billion in 2000, $1.5 billion in 1999, and $1.2 billion in 1998. The year over year increase is a result of the continued growth of the Company.

In the fourth quarter of 1999, NFO recorded special charges of $22 million as a result of the difficult competitive environment due to client consolidation in the financial services industry. Approximately $16 million of the special charges were related to the write-off of intangible assets which were deemed permanently impaired.

Income from Operations
----------------------
Income from operations for 2000 was $672.7 million. Excluding non-recurring items, income from operations for 2000 was $833.5 million, an increase of $170.8 million or 25.8% over 1999. Exclusive of acquisitions, foreign exchange fluctuations and amortization of intangible assets, income from operations increased 25% for 2000 compared to 1999.

Income from operations for 1999 was $578.5 million. Excluding non-recurring items, income from operations for 1999 was $662.7 million compared to $572.6 million in 1998, an increase of 15.7%. The increase is a result of growth from acquisitions and new business gains.

Restructuring and Other Merger Related Costs
--------------------------------------------

During 2000, the Company recorded pre-tax restructuring and other merger related costs of $116.1 million ($72.9 million net of tax). Of the total pre-tax restructuring and other merger-related costs, cash charges represented $84 million. The key components of the charge were the costs associated with the restructuring of Lowe Lintas & Partners Worldwide. The remaining costs relate principally to transaction and other merger related costs arising from the acquisition of NFO.

In October 1999, the Company announced the merger of two of its advertising networks. The networks affected, Lowe & Partners Worldwide and Ammirati Puris Lintas were combined to form a new agency network called Lowe Lintas & Partners Worldwide. The merger involved the consolidation of operations in Lowe Lintas agencies in approximately 24 cities in 22 countries around the world. As of September 30, 2000, all restructuring activities had been completed.

A summary of the components of the reserve for restructuring and other merger related costs for Lowe Lintas is as follows:


(Dollars in millions)

                                                  Year to Date December 31, 2000
                                     ------------------------------------------------------
                         Balance       Expense        Cash      Asset                           Balance
                       at 12/31/99   recognized       Paid   Write-offs   Reclassifications   at 12/31/00
                       -----------   ----------       ----   ----------   -----------------   -----------
Severance and
  termination  costs        $43.6      $32.0        $(46.7)   $   --          $(17.2)            $11.7
Fixed asset write-offs       11.1       14.2            --     (25.3)             --                --
Lease  termination costs      3.8       21.1         (10.1)       --              --              14.8
Investment write-offs
  and other                  23.4       20.5          (6.4)    (37.5)             --                --
                            --------------------------------------------------------------------------
Total                       $81.9      $87.8        $(63.2)   $(62.8)         $(17.2)            $26.5
                            ==========================================================================

The severance and termination costs recorded in 2000 relate to approximately 360 employees who have been terminated or notified that they will be terminated. The remaining severance and termination amounts will be paid in 2001. The employee groups affected include management, administrative, account management, creative and media production personnel, principally in the U.S. and several European countries. Included in severance and termination costs is an amount of $17.2 million related to non-cash charges for stock options which has been reclassified to additional paid in capital.

The fixed asset write-offs relate largely to the abandonment of leasehold improvements as part of the merger. The amount recognized in 2000 relates to fixed asset write-offs in 4 offices, the largest of which is in the U.K.

Lease termination costs relate to the offices vacated as part of the merger. The lease terminations have been completed, with the cash portion to be paid out over a period of up to five years.

The investment write-offs relate to the loss on sale or closing of certain business units. In 2000, $12.7 million has been recorded as a result of the decision to sell or abandon 3 businesses located in Asia and Europe. In the aggregate, the businesses being sold or abandoned represent an immaterial portion of the revenue and operations of Lowe Lintas & Partners. The write-off amount was computed based upon the difference between the estimated sales proceeds (if any) and the carrying value of the related assets. These sales or closures were completed in mid 2000.

The Company has begun to benefit from the resulting reduction in employee related costs, compensation, benefits and space occupancy. A significant portion of the savings is being offset by investments in creative talent, technology and other capabilities to support the acceleration of growth in the future.

In addition to the Lowe Lintas restructuring and other merger related costs noted above, additional charges, substantially all of which were cash costs, were recorded through September 30, 2000. These costs relate principally to the non-recurring transaction and other merger related costs arising from the acquisition of NFO.

Deutsch Transaction Costs
-------------------------
In connection with the acquisition of Deutsch, the Company recognized a charge related to one-time transaction costs of $44.7 million ($41.6 million net of tax) . The principal component of this amount related to the expense associated with various equity participation agreements with certain members of management. These agreements provided for participants to receive a portion of the proceeds in the event of the sale or merger of Deutsch.

Interest Expense
----------------
Interest expense was $109 million in 2000, $81 million in 1999 and $64 million in 1998. The increase in 2000 was attributable to higher debt levels and higher interest rates in 2000.

Other Income, Net
-----------------
Other income, net primarily consists of interest income, investment income and net gains from equity investments. Net equity gains were $40 million, $49 million and $44 million in 2000, 1999, and 1998, respectively.

Other Items
-----------
Income applicable to minority interests increased by $5.8 million in 2000 and by $5.5 million in 1999. The 2000 and 1999 increases were primarily due to the strong performance of companies that were not wholly owned, as well as the acquisition of additional such entities during 2000 and 1999.

The Company's effective income tax rate was 41.5% in 2000, 40.6% in 1999 and 40.5% in 1998 (39.0% , 40.4% and 40.5% excluding non-recurring items).

As described in Note 4, prior to its acquisition by the Company, Deutsch had elected to be treated as an "S" Corporation and accordingly, its income tax expense was lower than it would have been had Deutsch been treated as a "C" Corporation. Deutsch became a "C" Corporation upon its acquisition by the Company. Assuming Deutsch had been a "C" Corporation since 1997, the effective tax rate, on a pro forma basis excluding non-recurring items, would have been 40.4%, 41.4% and 40.9% for 2000, 1999 and 1998, respectively.

Cash Based Earnings
-------------------
Management believes that cash based earnings are a relevant measure of financial performance as it illustrates the Company's performance and ability to support growth. The Company defines cash based earnings as net income excluding non-recurring items, adjusted to exclude amortization of intangible assets, net of tax where applicable. Cash based earnings are not calculated in the same manner by all companies and are intended to supplement, not replace, the other measures calculated in accordance with generally accepted accounting principles.

Cash based earnings for the three years ending December 31, 2000, 1999, and 1998 were as follows:

(Amounts in thousands except per share data)

                                         2000           1999            1998
                                       ---------------------------------------
Net income as reported                 $358,658       $331,287       $339,907
Non-recurring items, net of tax         114,527         51,437             --
                                       ---------------------------------------
Net income, as adjusted                 473,185        382,724        339,907
Add back amortization
  of intangible assets                  112,478         99,326         61,396
Less related tax effect                 (14,411)       (13,031)        (6,146)
                                       ---------------------------------------
Cash based earnings (as
  defined above)                       $571,252       $469,019       $395,157
                                       =======================================

Per share amounts (diluted)               $1.81          $1.51          $1.30




LIQUIDITY AND CAPITAL RESOURCES

The Company's financial position remained strong during 2000, with cash and cash equivalents at December 31, 2000, of $708.3 million. The ratio of current assets to current liabilities was approximately 1 to 1 at December 31, 2000. Working capital at December 31, 2000, was a negative $80 million, which was $251.0 million lower than the level at the end of 1999.

Total debt at December 31, 2000 was $2.0 billion, an increase of $686 million from December 31, 1999. The increase in debt is primarily attributable to the net effect of payments made for acquisitions and other investments.

On June 27, 2000, the Company entered into a syndicated multi-currency credit agreement under which a total of $750 million may be borrowed; $375 million may be borrowed under a 364-day facility and $375 million under a five-year facility. The facilities bear interest at variable rates based on either LIBOR or a bank's base rates, at the Company's option. As of December 31, 2000, approximately $174 million had been borrowed under the facilities. The weighted-average interest rate on the borrowings at December 31, 2000 was 6.5%. The proceeds from the syndicated credit agreement were used to refinance borrowings and for general corporate purposes including acquisitions and other investments. Some of the pre-existing borrowing facilities were subsequently terminated.

On October 20, 2000, the Company completed the issuance and sale of $500 million principal amount of senior unsecured notes due 2005. The notes bear an interest rate of 7.875% per annum. The Company used the net proceeds of approximately $496 million from the sale of the notes to repay outstanding indebtedness under its credit facilities.

Cash flow from operations and existing credit facilities, and refinancings thereof, have been the primary sources of working capital and management believes that they will continue to be so in the future. Net cash provided by operating activities was $300 million, $737 million and $552 million for the years ended December 31, 2000, 1999, and 1998, respectively. The Company's working capital is used primarily to provide for the operating needs of its subsidiaries, which includes payments for space or time purchased from various media on behalf of clients. The Company's practice is to bill and collect from its clients in sufficient time to pay the amounts due for media on a timely basis. Other uses of working capital include the repurchase of the Company's common stock, payment of cash dividends, capital expenditures and acquisitions.

The Company acquires shares of its stock on an ongoing basis. During 2000, the Company purchased approximately 4.8 million shares of its common stock, compared to 6.5 million shares in 1999. The Company repurchases its stock for the purpose of fulfilling its obligations under various compensation plans.

The Company, excluding pooled entities, paid $109.1 million ($.37 per share) in dividends to stockholders in 2000, as compared to $90.4 million ($.33 per share) paid during 1999.

The Company's capital expenditures in 2000 were $202 million compared to $187 million in 1999 and $160 million in 1998. The primary purposes of these expenditures were to upgrade computer and telecommunications systems to better serve clients and to modernize offices.

During 2000, the Company paid approximately $1,582 million in cash and stock for new acquisitions, including a number of specialized marketing and communications services companies to complement its existing agency systems and to optimally position itself in the ever-broadening communications marketplace. This amount includes the value of stock issued for pooled companies.

The Company and its subsidiaries maintain credit facilities in the United States and in countries where they conduct business to manage their future liquidity requirements. The Company's available credit facilities were approximately $1,300 million, of which $300 million were utilized at December 31, 2000, and approximately $600 million, of which $100 million were utilized at December 31, 1999.

Return on average stockholders' equity was 18.8% in 2000 and 20.7% in 1999. Excluding non-recurring items, return on average stockholders' equity was 23.5% in 2000 and 23.6% in 1999.

As discussed in Note 12, revenue from international operations was 45.4%, 48.6% and 48.8% of worldwide revenue in 2000, 1999 and 1998, respectively. The Company continuously evaluates and attempts to mitigate its exposure to foreign exchange, economic and political risks. The notional value and fair value of all outstanding forwards and options contracts at the end of the year were not significant.

The Company is not aware of any significant occurrences that could negatively impact its liquidity. However, should such a trend develop, the Company believes that there are sufficient funds available under its existing lines of credit and refinancings thereof, and from internal cash-generating capabilities to meet future needs.

OTHER MATTERS

True North Communications, Inc.
-------------------------------
As discussed in Note 15, on March 19, 2001, the Company entered into an agreement to acquire True North Communications, Inc., a global provider of advertising and communication services. The acquisition, which will create an industry leading combination of advertising and marketing services capabilities to offer clients on a global basis, is expected to close mid year.

New Accounting Pronouncements
-----------------------------
Revenue Recognition
-------------------
In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"). SAB 101 provides guidance on the recognition, presentation, and disclosure of revenue in financial statements. SAB 101 was adopted by the Company effective January 1, 2000. The adoption of SAB 101 had no significant effect on the Company's operating results or financial position.

Accounting for Derivatives Instruments and Hedging Activities
-------------------------------------------------------------
In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), which had an initial adoption date by the Company of January 1, 2000. In June 1999, the FASB postponed the adoption date of SFAS 133 until January 1, 2001. The Company will adopt the provisions of SFAS 133 effective January 1, 2001 and believes its adoption of SFAS 133 will have no impact on its financial condition or results of operations.

Equity Based Compensation
-------------------------
In April 2000, the FASB issued Interpretation No. 44, ("FIN 44") Accounting for Certain Transactions Involving Stock Compensation - an interpretation of APB
Opinion No. 25. This interpretation, which was effective from July 1, 2000, addressed various issues including the definition of employee for the purpose of applying APB 25, criteria for determining whether a plan qualifies as a non-compensatory plan, the accounting consequence of various modifications to the terms of a previously fixed stock option award and the accounting for an exchange of stock compensation awards in a business combination. The adoption of FIN 44 did not have a material impact on the Company's financial statements.

Conversion to the Euro
----------------------
On January 1, 1999, certain member countries of the European Union established fixed conversion rates between their existing currencies and the European Union's common currency (the "Euro"). The Company conducts business in member countries. The transition period for the introduction of the Euro will be between January 1, 1999, and June 30, 2002. The Company is addressing the issues involved with the introduction of the Euro. The major important issues facing the Company include: converting information technology systems, reassessing currency risk, negotiating and amending contracts and processing tax and accounting records.

Based upon progress to date, the Company believes that use of the Euro will not have a significant impact on the manner in which it conducts its business affairs and processes its business and accounting records. Accordingly, conversion to the Euro has not, and is not expected to have a material effect on the Company's financial condition or results of operations.

Quantitative and Qualitative Disclosures about Market Risk
----------------------------------------------------------
The Company's financial market risk arises from fluctuations in interest rates and foreign currencies. Most of the Company's debt obligations are at fixed interest rates. A 10% change in market interest rates would not have a material effect on the Company's pre-tax earnings, cash flows or fair value. At December 31, 2000, the Company had an insignificant amount of foreign currency derivative financial instruments in place. The Company does not hold any financial instrument for trading purposes.

Interactive Assets
------------------
The Company maintains a portfolio of marketable securities and other interactive assets. The market value of these investments is subject to market volatility. The volatility, as it relates to the marketable securities, is reflected in unrealized gains and losses recorded in stockholders' equity. Management continually monitors the value of all of its investments to determine whether an "other than temporary" impairment has occurred. To the extent such an impairment occurs, provision would be made in the appropriate period.

Cautionary Statement
--------------------
This Report on Form 10-K (the "Report"), including Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. These statements are based on current plans, expectations, estimates and projections, and therefore undue reliance should not be placed on them. Forward-looking statements speak only as of the date they are made, and Interpublic undertakes no obligation to update publicly any of them in light of new information, future events or otherwise.

Forward-looking statements involve inherent risks and uncertainties. The Company cautions that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, those associated with the effect of national and regional economic conditions, the ability of the Company to attract new clients and retain existing clients, the financial success and other developments of the clients of the Company, developments from changes in the regulatory and legal environment for advertising companies around the world, the Company's ability to effectively integrate recent acquisitions and the Company's ability to attract and retain key management personnel.

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of The Interpublic Group of Companies, Inc.

In our opinion, based on our audits and the reports of other auditors, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows, and of stockholders' equity and comprehensive income present fairly, in all material respects, the financial position of The Interpublic Group of Companies, Inc. and its subsidiaries (the "Company") at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of NFO Worldwide, Inc. ("NFO"), a wholly-owned subsidiary, which statements reflect total assets constituting approximately 5% of the related 1999 consolidated financial statement total. Additionally, we did not audit the financial statements of Deutsch, Inc. and Subsidiary and Affiliates ("Deutsch"), a wholly-owned subsidiary, which statements reflect total net loss constituting approximately 2% of the related 2000 consolidated financial statement total and total net income constituting approximately 5% of the related 1999 consolidated financial statement total. Those statements were audited by other auditors whose reports thereon have been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for NFO and Deutsch, is based solely on the reports of the other auditors. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
New York, New York
February 26, 2001
except for Note 15, which is as of March 19, 2001

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Board of Directors and Stockholders of NFO Worldwide, Inc.:

We have audited the accompanying consolidated balance sheet of NFO Worldwide, Inc. (a Delaware corporation) and subsidiaries as of December 31, 1999, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the two-year period ended December 31, 1999. These financial statements (not presented separately herein) are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NFO Worldwide, Inc. and subsidiaries as of December 31, 1999, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the consolidated financial statements taken as a whole. The schedule referred to in Item 14 (not separately presented herein) is presented for the purpose of complying with the Securities and Exchange Commission's rules and is not part of the consolidated financial statements. This schedule has been subjected to the auditing procedures applied in our audits of the consolidated financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the consolidated financial statements taken as a whole.



Arthur Andersen LLP
New York, New York,
February 25, 2000

                    Report of Independent Public Accountants
                    ----------------------------------------

To the Stockholder

Deutsch, Inc. and Subsidiary and Affiliates

          We have audited the combined balance sheets of Deutsch, Inc. and Subsidiary and Affiliates as of December 31, 2000 and 1999, and the related combined statements of operations, stockholder's equity and cash flows for the years then ended. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

          We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall combined financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Deutsch, Inc. and Subsidiary and Affiliates as of December 31, 2000 and 1999, and their results of operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

          The 1999 combined financial statements have been restated to reflect the correct treatment of payments made to the Company's sole stockholder. In financial statements previously issued for the year ended December 31, 1999, certain payments had been classified as bonuses which, it has been determined, should have been reflected as distributions to the Company's sole stockholder. Accordingly, the Company has restated the 1999 financial statements to reflect the correct accounting for the payments and the related tax effects.



J.H. Cohn LLP
Roseland, New Jersey
February 13, 2001

                              FINANCIAL STATEMENTS
          THE INTERPUBLIC GROUP OF COMPANIES, INC. AND ITS SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET
                                   DECEMBER 31
                  (Dollars in Thousands Except Per Share Data)

ASSETS                                                2000            1999
                                                  ---------------------------
CURRENT ASSETS:
Cash and cash equivalents (includes
  certificates of deposit: 2000-$110,919;
  1999-$150,343)                                  $   708,312      $1,029,076
Marketable securities                                  39,777          36,765
Receivables (net of allowance for doubtful
  accounts:  2000-$64,923; 1999-$60,565)            4,687,552       4,442,229
Expenditures billable to clients                      379,507         337,769
Prepaid expenses and other current assets             210,905         147,085
                                                  ---------------------------
   Total current assets                             6,026,053       5,992,924
                                                  ---------------------------
OTHER ASSETS:
Investment in unconsolidated affiliates                86,055          62,225
Deferred taxes on income                              283,134              --
Other investments and miscellaneous assets            486,368         719,024
                                                  ---------------------------
   Total other assets                                 855,557         781,249
                                                  ---------------------------
FIXED ASSETS, AT COST:
Land and buildings                                    173,162         164,678
Furniture and equipment                               862,043         783,698
Leasehold improvements                                324,786         277,383
                                                  ---------------------------
                                                    1,359,991       1,225,759
Less: accumulated depreciation                       (699,609)       (632,488)
                                                  ---------------------------
   Total fixed assets                                 660,382         593,271
                                                  ---------------------------
Intangible assets (net of accumulated
 amortization: 2000-$719,895; 1999-$607,417)        2,696,230       1,879,600
                                                  ---------------------------
TOTAL ASSETS                                      $10,238,222      $9,247,044
                                                  ===========================

                              FINANCIAL STATEMENTS
          THE INTERPUBLIC GROUP OF COMPANIES, INC. AND ITS SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET
                                   DECEMBER 31
                  (Dollars in Thousands Except Per Share Data)

LIABILITIES AND STOCKHOLDERS' EQUITY                      2000             1999
                                                          ----             ----
CURRENT LIABILITIES:
Payable to banks                                   $   491,984       $  262,483
Accounts payable                                     4,590,361        4,629,415
Accrued expenses                                       852,549          769,566
Accrued income taxes                                   171,186          160,484
                                                   ----------------------------
Total current liabilities                            6,106,080        5,821,948
                                                   ----------------------------
NONCURRENT LIABILITIES:
Long-term debt                                         971,957          530,117
Convertible subordinated notes                         533,104          518,490
Deferred compensation and reserve
  for termination allowances                           385,518          348,172
Deferred taxes on income                                    --           45,888
Accrued postretirement benefits                         48,350           50,226
Other noncurrent liabilities                            61,051           86,127
Minority interests in consolidated
  subsidiaries                                          85,806           81,612
                                                   ----------------------------
Total noncurrent liabilities                         2,085,786        1,660,632
                                                   ----------------------------
STOCKHOLDERS' EQUITY:
Preferred Stock, no par value
  shares authorized:  20,000,000
  shares issued:  none

Common Stock, $.10 par value
  shares authorized:  550,000,000
  shares issued:
    2000 - 320,135,098;
    1999 - 315,921,839                                  32,013           31,592
Additional paid-in capital                           1,100,898          807,308
Retained earnings                                    1,627,163        1,392,224
Accumulated other comprehensive
  loss, net of tax                                    (390,653)         (76,695)
                                                   ----------------------------
                                                     2,369,421        2,154,429
Less:
Treasury stock, at cost:
    2000 - 5,462,809 shares;
    1999 - 8,909,904 shares                            194,758          312,930
Unamortized expense of restricted stock grants         128,307           77,035
                                                   ----------------------------
Total stockholders' equity                           2,046,356        1,764,464
                                                   ----------------------------
Commitments and contingencies

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY         $10,238,222       $9,247,044
                                                   ============================


Prior periods have been restated to reflect the aggregate effect of the acquisitions accounted for as poolings of interests.

The accompanying notes are an integral part of these financial statements.

                              FINANCIAL STATEMENTS
          THE INTERPUBLIC GROUP OF COMPANIES, INC. AND ITS SUBSIDIARIES
                        CONSOLIDATED STATEMENT OF INCOME
                             YEAR ENDED DECEMBER 31
                  (Amounts in Thousands Except Per Share Data)

                                             2000           1999           1998
                                      -----------------------------------------
Revenue                               $ 5,625,845    $ 4,977,823    $ 4,218,657
                                      -----------------------------------------
Salaries and related expenses           3,120,289      2,745,956      2,339,894
Office and general expenses             1,559,556      1,469,862      1,244,771
Amortization of intangible assets         112,478         99,326         61,396
Restructuring and other merger
   related costs                          116,131         84,183             --
Deutsch transaction costs                  44,715             --             --
                                      -----------------------------------------
Total operating expenses                4,953,169      4,399,327      3,646,061
                                      -----------------------------------------
Income from operations                    672,676        578,496        572,596

Interest expense                         (109,111)       (81,341)       (64,296)
Other income, net                          94,341        103,562         98,555
                                      -----------------------------------------
Income before provision
  for income taxes                        657,906        600,717        606,855

Provision for income taxes                273,034        243,971        245,636
                                      -----------------------------------------
Income of consolidated companies          384,872        356,746        361,219
Income applicable to
  minority interests                      (39,809)       (33,991)       (28,503)
Equity in net income of
  unconsolidated affiliates                13,595          8,532          7,191
                                      -----------------------------------------
Net Income                            $   358,658    $   331,287    $   339,907
                                      =========================================

Per Share Data:
  Basic EPS                           $      1.18    $      1.11    $      1.15
  Diluted EPS                         $      1.15    $      1.07    $      1.12

Weighted average shares:
  Basic                                   303,192        297,992        294,756
  Diluted                                 312,653        308,840        305,134


Prior periods have been restated to reflect the aggregate effect of the acquisitions accounted for as poolings of interests.

The accompanying notes are an integral part of these financial statements.


                              FINANCIAL STATEMENTS
          THE INTERPUBLIC GROUP OF COMPANIES, INC. AND ITS SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                             YEAR ENDED DECEMBER 31
                             (Dollars in Thousands)
                                                        2000         1999         1998
                                                    -------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                          $  358,658   $  331,287    $ 339,907
Adjustments to reconcile net income to
   cash provided by operating activities:
Depreciation and amortization of fixed assets          150,370      128,302      110,086
Amortization of intangible assets                      112,478       99,326       61,396
Amortization of restricted stock awards                 36,693       25,926       20,272
Provision for (benefit of) deferred income taxes       (31,546)       9,316      (11,972)
Equity in net income of unconsolidated affiliates      (13,595)      (8,532)      (7,191)
Income applicable to minority interests                 39,809       33,991       28,503
Translation losses                                       1,192          690        1,034
Net gain on investments                                (19,345)     (43,390)     (40,465)
Restructuring costs, non-cash                           32,100       52,264           --
Deutsch transaction costs, non-cash                     36,091           --           --
Other                                                   (6,011)      (5,198)      12,667
Change in assets and liabilities,
   net of acquisitions:
Receivables                                           (250,966)    (820,510)    (269,536)
Expenditures billable to clients                       (30,005)     (24,413)     (31,199)
Prepaid expenses and other assets                      (61,552)       5,399      (39,790)
Accounts payable and accrued expenses                  (62,833)     996,630      336,799
Accrued income taxes                                   (13,057)     (64,423)      26,870
Deferred compensation and reserve for
   termination allowances                               21,698       20,496       14,537
                                                    ------------------------------------
Net cash provided by operating activities              300,179      737,161      551,918
                                                    ------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisitions, net                                     (576,615)    (248,406)    (255,995)
Capital expenditures                                  (201,871)    (186,669)    (159,596)
Proceeds from sales of assets                           27,090       72,542       28,346
Net (purchases of) proceeds from
   marketable securities                                (3,191)      (9,114)       3,934
Other investments and miscellaneous assets            (177,522)    (127,494)          --
Investment in unconsolidated affiliates                (12,494)     (10,531)     (16,725)
                                                    ------------------------------------
Net cash used in investing activities                 (944,603)    (509,672)    (400,036)
                                                    ------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
Increase in short-term borrowings                      180,120       47,592       15,304
Proceeds from long-term debt                         1,013,873      405,927      220,494
Payments of long-term debt                            (513,811)     (70,126)     (98,294)
Proceeds from ESOP                                          --           --        7,420
Treasury stock acquired                               (236,756)    (300,524)    (164,928)
Issuance of common stock                                45,267       66,130       35,239
Cash dividends - Interpublic                          (109,086)     (90,424)     (76,894)
Cash dividends - pooled companies                      (14,424)     (14,643)     (16,461)
                                                    ------------------------------------
Net cash provided by (used in) financing activities    365,183       43,932      (78,120)
                                                    ------------------------------------
Effect of exchange rates on
  cash and cash equivalents                            (41,523)     (43,552)      10,998
                                                    ------------------------------------
Increase/(decrease) in cash and cash equivalents      (320,764)     227,869       84,760
Cash and cash equivalents at beginning of year       1,029,076      801,207      716,447
                                                    ------------------------------------
Cash and cash equivalents at end of year            $  708,312   $1,029,076     $801,207
                                                    ====================================

Prior periods have been restated to reflect the aggregate effect of the acquisitions accounted for as poolings of interests.

The accompanying notes are an integral part of these financial statements.

                                                              FINANCIAL STATEMENTS
                                         THE INTERPUBLIC GROUP OF COMPANIES, INC. AND ITS SUBSIDIARIES
                                   CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME
                                               FOR THE THREE-YEAR PERIOD ENDED DECEMBER 31, 2000
                                                             (Dollars in Thousands)

                                                                  Accumulated                 Unamortized
                              Common    Additional                      Other                     Expense
                               Stock       Paid-In   Retained   Comprehensive  Treasury     of Restricted
                    (par value $.10)       Capital   Earnings   Income (loss)     Stock      Stock Grants    Total
-----------------------------------------------------------------------------------------------------------------------
BALANCES, DECEMBER 31, 1999   $31,592   $ 807,308   $1,392,224   $ (76,695)     $(312,930)      $(77,035)    $1,764,464
Comprehensive income:
 Net income                                            358,658                                               $  358,658
 Adjustment for minimum pension
   liability                                                           (41)                                         (41)
 Change in market value of
   securities available-for-sale                                  (223,085)                                    (223,085)
 Foreign currency translation
   adjustment                                                      (90,832)                                     (90,832)
                                                                                                             ----------
Total comprehensive income                                                                                   $   44,700
Cash dividends - IPG                                  (109,086)                                                (109,086)
Cash dividends - pooled companies                      (14,424)                                                 (14,424)
Awards of stock under
 Company plans:
 Achievement stock and
   incentive awards                            11                                       203                         214
 Restricted stock,
   net of forfeitures              198     84,471                                     6,265      (51,272)        39,662
Employee stock purchases            63     21,965                                                                22,028
Exercise of stock options,
  including tax benefit            188     57,721                                                                57,909
Purchase of Company's own stock                                                    (236,756)                   (236,756)
Issuance of shares
  for acquisitions                         34,561                                   348,460                     383,021
Equity adjustments - pooled companies      94,859         (207)                                                 94,652
Other                              (28)         2           (2)                                                    (28)
----------------------------------------------------------------------------------------------------------------------
BALANCES, DECEMBER 31, 2000    $32,013 $1,100,898   $1,627,163   $(390,653)       $(194,758)   $(128,307)   $2,046,356
----------------------------------------------------------------------------------------------------------------------

                                                              FINANCIAL STATEMENTS
                                         THE INTERPUBLIC GROUP OF COMPANIES, INC. AND ITS SUBSIDIARIES
                                    CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME
                                               FOR THE THREE-YEAR PERIOD ENDED DECEMBER 31, 2000
                                                             (Dollars in Thousands)

                                                                  Accumulated                 Unamortized
                              Common    Additional                      Other                     Expense   Unearned
                               Stock       Paid-In   Retained   Comprehensive  Treasury     of Restricted       ESOP
                    (par value $.10)       Capital   Earnings   Income (loss)     Stock      Stock Grants       Plan       Total
-----------------------------------------------------------------------------------------------------------------------------------
BALANCES, DECEMBER 31, 1998    $30,995  $597,657     $1,166,785   $(160,970)     $(132,688)    $(71,348)      $     --   $1,430,431
 Comprehensive income:
 Net income                                          $  331,287                                                          $  331,287
 Adjustment for minimum pension
   liability                                                         18,596                                                  18,596
Change in market value of
   securities available-for-sale                                    158,607                                                 158,607
 Foreign currency translation
   adjustment                                                       (92,928)                                                (92,928)
                                                                                                                           --------
Total comprehensive income                                                                                                 $415,562
Cash dividends - IPG                                    (90,424)                                                            (90,424)
Cash dividends - pooled companies                       (14,643)                                                            (14,643)
Equity adjustments - pooled companies                      (594)                                                               (594)
Awards of stock under
  Company plans:
 Achievement stock and
   incentive awards                          198                                       333                                      531
 Restricted stock,
   net of forfeitures               66    36,902                                    (7,927)      (5,687)                     23,354
Employee stock purchases            40    19,068                                                                             19,108
Exercise of stock options,
  including tax benefit            276    81,539                                                                             81,815
Purchase of Company's own stock                                                   (300,524)                                (300,524)
Issuance of shares
  for acquisitions                        63,447                                   127,876                                  191,323
Par value of shares issued
  for two-for-one stock split      187                     (187)                                                                 --
Other                               28     8,497                                                                              8,525
------------------------------------------------------------------------------------------------------------------------------------
BALANCES, DECEMBER 31, 1999    $31,592  $807,308     $1,392,224   $ (76,695)     $(312,930)    $(77,035)      $     --   $1,764,464
------------------------------------------------------------------------------------------------------------------------------------

                                                              FINANCIAL STATEMENTS
                                         THE INTERPUBLIC GROUP OF COMPANIES, INC. AND ITS SUBSIDIARIES
                                    CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME
                                               FOR THE THREE-YEAR PERIOD ENDED DECEMBER 31, 2000
                                                             (Dollars in Thousands)

                                                                  Accumulated                 Unamortized
                              Common    Additional                      Other                     Expense   Unearned
                               Stock       Paid-In   Retained   Comprehensive  Treasury     of Restricted       ESOP
                    (par value $.10)       Capital   Earnings   Income (loss)     Stock      Stock Grants       Plan       Total
-----------------------------------------------------------------------------------------------------------------------------------
BALANCES, DECEMBER 31, 1997    $30,564  $455,283     $920,448   $(159,064)      $ (23,411)   $(56,634)      $(7,420)     $1,159,766
Comprehensive income:
 Net income                                          $339,907                                                            $  339,907
 Adjustment for minimum pension
   liability                                                      (24,013)                                                  (24,013)
 Change in market value of
   securities available-for-sale                                   (2,576)                                                   (2,576)
 Foreign currency translation
   adjustment                                                      24,683                                                    24,683
                                                                                                                         ----------
Total comprehensive income                                                                                               $  338,001
Cash dividends - IPG                                  (76,894)                                                              (76,894)
Cash dividends - pooled companies                     (16,461)                                                              (16,461)
Awards of stock under
 Company plans:
 Achievement stock and
   incentive awards                          274                                      110                                       384
 Restricted stock,
   net of forfeitures               63    36,619                                   (2,406)    (14,714)                       19,562
Employee stock purchases            26    13,325                                                                             13,351
Exercise of stock options,
  including tax benefit            123    42,518                                                                             42,641
Purchase of Company's own stock                                                  (164,928)                                 (164,928)
Issuance of shares
  for acquisitions                        36,714                                   57,947                                    94,661
Conversion of convertible
   debentures                        3     1,002                                                                              1,005
Payments from ESOP                                                                                            7,420           7,420
Par value of shares issued
  for two-for-one stock split      215                   (215)                                                                   --
Other                                1    11,922                                                                             11,923
-----------------------------------------------------------------------------------------------------------------------------------
BALANCES, DECEMBER 31, 1998    $30,995 $ 597,657   $1,166,785   $(160,970)      $(132,688)   $(71,348)      $    --      $1,430,431
-----------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.

Prior periods have been restated to reflect the aggregate effect of the acquisitions accounted for as poolings of interests.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Nature of Operations
The Company is a worldwide provider of advertising agency and related services. The Company conducts business through the following subsidiaries:
McCann-Erickson WorldGroup, The Lowe Group, DraftWorldwide, Initiative Media Worldwide, Weber Shandwick Worldwide, Golin/Harris International, Octagon, NFO WorldGroup, Jack Morton Worldwide and other related companies. The Company also has arrangements through association with local agencies in various parts of the world. Other specialized marketing and communications services conducted by the Company include media buying, market research, relationship (direct) marketing, public relations, sports and event marketing, healthcare marketing and e-consultancy and services.

Principles of Consolidation
The consolidated financial statements include the accounts of the Company and its subsidiaries, most of which are wholly owned. The Company also has certain investments in unconsolidated affiliates that are carried on the equity basis.

The Company's consolidated financial statements, including the related notes, have been restated as of the earliest period presented to include the results of operations, financial position and cash flows of the 2000 pooled entities in addition to prior pooled entities.

Short-term and Long-term Investments
The Company's investments in marketable securities are categorized as available-for-sale securities, as defined by Statement of Financial Accounting Standards No. 115 ("SFAS 115"), "Accounting for Certain Investments in Debt and Equity Securities". Unrealized holding gains and losses are reflected as a net amount within stockholders' equity until realized. The cost of securities sold is based on the average cost of securities when computing realized gains and losses.

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

Translation of Foreign Currencies
Balance sheet accounts are translated principally at rates of exchange prevailing at the end of the year except for fixed assets and related depreciation in countries with highly inflationary economies, which are translated at rates in effect on dates of acquisition. Revenue and expense accounts are translated at average rates of exchange in effect during each year. Translation adjustments are included within stockholders' equity except for countries with highly inflationary economies, in which case they are included in current operations.

Revenue
Revenue is recognized when earned. For advertising services the revenue is earned generally when media placements appear or production costs (principally labor) are incurred and billable, as specified in the relevant client contract. Revenue from non-advertising services is recognized as the relevant services are provided.

In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"). SAB 101 provides guidance on the recognition, presentation and disclosure of revenue in financial statements. SAB 101 was adopted by the Company on January 1, 2000. The adoption of SAB 101 had no significant effect on the Company's operating results or financial position.

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

Long-lived Assets
The excess of purchase price over the fair value of net tangible assets acquired is amortized on a straight-line basis over periods not exceeding 40 years. Customer lists are amortized on a straight-line basis over the expected useful life of the customer lists (generally 5 to 40 years).

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

During 1999, the Company recorded a pre-tax charge of $16 million related to the write-off of goodwill and customer lists within NFO's North American financial services division. Cash flow analyses were performed, resulting in the determination by management that the intangible assets within this division were permanently impaired.

Income Taxes
Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for income tax purposes.

Earnings per Common and Common Equivalent Share
The Company applies the principles of Statement of Financial Accounting Standards 128 ("SFAS 128"), "Earnings Per Share". Basic earnings per share is based on the weighted-average number of common shares outstanding during each year. Diluted earnings per share also includes common equivalent shares applicable to grants under the stock incentive and stock option plans and the assumed conversion of convertible subordinated debentures and notes, if they are determined to be dilutive.

Treasury Stock
Treasury stock is acquired at market value for the purpose of fulfilling obligations under various compensation plans and is recorded at cost. Issuances are accounted for on a first-in, first-out basis.

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

Segment Reporting
The Company provides advertising and many other closely related specialized marketing and communications services. All of these services fall within one reportable segment as defined in Statement of Financial Accounting Standards No. 131 ("SFAS 131"), "Disclosures about Segments of an Enterprise and Related Information."

Accounting for Derivatives Instruments and Hedging Activities
In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), which had an initial adoption date by the Company of January 1, 2000. In June 1999, the FASB postponed the adoption date of SFAS 133 until January 1, 2001. The Company will adopt the provisions of SFAS 133 effective January 1, 2001 and believes its adoption of SFAS 133 will have no impact on its financial condition or results of operations.

Equity Based Compensation
In April 2000, the FASB issued Interpretation No. 44, ("FIN 44") Accounting for Certain Transactions Involving Stock Compensation - an interpretation of APB
Opinion No. 25. This interpretation, which was effective from July 1, 2000, addressed various issues including the definition of employee for the purpose of applying APB 25, criteria for determining whether a plan qualifies as a non-compensatory plan, the accounting consequence of various modifications to the terms of a previously fixed stock option award and the accounting for an exchange of stock compensation awards in a business combination. The adoption of FIN 44 did not have a material impact on the Company's financial statements.

Reclassifications
Certain amounts for prior years have been reclassified to conform to current year presentation.




NOTE 2:  STOCKHOLDERS' EQUITY
In connection with the Deutsch acquisition and based on the taxable structure of the transaction, a deferred tax asset of approximately $110 million and a current tax liability of $15 million were recorded with a corresponding adjustment to additional paid in capital.

Comprehensive Income
Accumulated other comprehensive income (loss) amounts are reflected net of tax, where applicable, in the consolidated financial statements as follows:

(Dollars in thousands)
                                                                        Total
                                                                     Accumulated
                                Foreign     Unrealized   Minimum        Other
                               Currency      Holding     Pension   Comprehensive
                               Translation    Gains/    Liability      Income/
                               Adjustment    (Losses)   Adjustment     (Loss)
                               -------------------------------------------------
Balances, December 31, 1997     $(158,299)    $ 12,465    $(13,230)   $(159,064)
Current-period change              24,683       (2,576)    (24,013)      (1,906)
                                -----------------------------------------------

Balances, December 31, 1998     $(133,616)    $  9,889    $(37,243)   $(160,970)
Current-period change             (92,928)     158,607      18,596       84,275
                                -----------------------------------------------

Balances, December 31, 1999     $(226,544)    $168,496    $(18,647)   $ (76,695)
Current-period change             (90,832)    (223,085)        (41)    (313,958)
                                -----------------------------------------------

Balances, December 31, 2000     $(317,376)    $(54,589)   $(18,688)   $(390,653)
                                ===============================================


See Note 13 for additional discussion of unrealized holding gains and losses on investments.

NOTE 3:  EARNINGS PER SHARE

The following is a reconciliation of the components of the basic and diluted EPS computations for income available to common stockholders for the years ended December 31:

(Amounts in Thousands Except Per Share Data)


                                            2000                                1999                             1998
                               -------------------------------      -------------------------------   ------------------------------
                                                        Per                                  Per                              Per
                                                        Share                                Share                            Share
                               Income      Shares       Amount      Income     Shares        Amount   Income     Shares       Amount
                               -------------------------------      -------------------------------   ------------------------------

BASIC EPS
Income available
 to common stockholders        $358,658    303,192      $1.18       $331,287    297,992     $1.11     $339,907       294,756   $1.15
                               -------------------                  -------------------               ----------------------

Effect of Dilutive Securities:
 Options                                     6,110                                7,311                                6,924
 Restricted stock                   666      3,351                       631      3,537                    541         3,454

DILUTED EPS                    $359,324    312,653      $1.15       $331,918    308,840     $1.07     $340,448       305,134   $1.12
                               ===================                  ===================               ======================


The computation of diluted EPS for 2000, 1999, and 1998 excludes the assumed conversion of the 1.80% and 1.87% Convertible Subordinated Notes (See Note 10) because they were antidilutive.

NOTE 4: ACQUISITIONS
The Company acquired a number of advertising and specialized marketing and communications services companies during the three-year period ended December 31, 2000. The aggregate purchase price, including cash and stock payments for new acquisitions (including pooled entities), was $1,582 million, $559 million and $820 million in 2000, 1999 and 1998, respectively. The aggregate purchase price for new acquisitions accounted for as purchases was $823 million, $293 million, and $405 million in 2000, 1999, and 1998, respectively.

2000 Acquisitions
In 2000, the Company paid $500 million in cash and issued 26.8 million shares of its common stock to acquire 77 companies. Of the acquisitions, 74 were accounted for under the purchase method of accounting and 3 were accounted for under the pooling of interests method. The Company also recorded an additional liability for acquisition related deferred payments of $1 million, for cases where contingencies related to acquisitions have been resolved.

For those entities accounted for as purchase transactions, the purchase price of the acquisitions has been allocated to assets acquired and liabilities assumed based on estimated fair values. The results of operations of the acquired companies were included in the consolidated results of the Company from their respective acquisition dates which occurred throughout the year. The companies acquired in transactions accounted for as purchases included Capita Technology, Nationwide Advertising Services, Waylon, MWW and certain assets of Caribiner International. None of the acquisitions was significant on an individual basis.

In connection with the 2000 purchase transactions, goodwill of approximately $744 million was recorded. The purchase price allocations made in 2000 are preliminary and subject to adjustment. Goodwill related to the acquisitions is being amortized on a straight-line basis over their estimated useful lives.

In April 2000, the Company acquired NFO in a transaction accounted for as a pooling of interests. Approximately 12.6 million shares were issued. In November 2000, the Company acquired Deutsch in a transaction accounted for as a pooling of interests. Approximately 6 million shares were issued to acquire Deutsch. The Company's consolidated financial statements have been restated as of the earliest period presented to include the results of operations, financial position and cash flows of NFO, Deutsch and other acquisitions accounted for as poolings.

1999 Acquisitions
In 1999, the Company paid $189 million in cash and issued 8.4 million shares of its common stock to acquire 56 companies. Of the acquisitions, 52 were accounted for under the purchase method of accounting and 4 were accounted for under the pooling of interests method. The Company also recorded a liability for acquisition related deferred payments of $28 million, for cases where contingencies related to acquisitions have been resolved.

For those entities accounted for as purchase transactions, the purchase price of the acquisitions has been allocated to assets acquired and liabilities assumed based on estimated fair values. The results of operations of the acquired companies were included in the consolidated results of the Company from their respective acquisition dates which occurred throughout the year. The companies acquired in transactions accounted for as purchases included The Cassidy Companies, Spedic France, Mullen Advertising, and PDP Promotions UK. None of the acquisitions was significant on an individual basis.

In connection with the 1999 purchase transactions, goodwill of approximately $254 million was recorded. Goodwill related to the acquisitions is being amortized on a straight-line basis over their estimated useful lives.

On December 1, 1999, the Company acquired Brands Hatch Leisure Plc. for 5.2 million shares of stock. The acquisition has been accounted for as a pooling of interests. Additionally, during 1999 the Company issued 641,596 shares to acquire 3 other companies which have been accounted for as poolings of interests.

The following unaudited pro forma data summarize the results of operations for the periods indicated as if the 1999 and 2000 purchase acquisitions had been completed as of January 1, 1999. The pro forma data give effect to actual operating results prior to the acquisition, adjusted to include the estimated pro forma effect of interest expense, amortization of intangibles and income taxes. These pro forma amounts do not purport to be indicative of the results that would have actually been obtained if the acquisitions occurred as of the beginning of the periods presented or that may be obtained in the future.

For the year ended December 31, 2000

(Amounts in thousands except per share data)

                                    Pre-        Pro forma IPG
                                 acquisition      with 2000
                     IPG           results      acquisitions
                (as reported)    (unaudited)     (unaudited)
                -------------    -----------     -----------
Revenues          $5,625,845      $230,549       $5,856,394
Net income           358,658         9,552          368,210

Earnings per share:

     Basic              1.18                           1.20
     Diluted            1.15                           1.16

For the year ended December 31, 1999

(Amounts in thousands except per share data)

                                    Pre-         Pro forma IPG
                                 acquisition     with 1999 and
                     IPG           results     2000 acquisitions
                (as reported)    (unaudited)      (unaudited)
                -------------    -----------      -----------
Revenues          $4,977,823      $418,289        $5,396,112
Net income           331,287        22,781           354,068

Earnings per share:

     Basic              1.11                            1.15
     Diluted            1.07                            1.11



1998 Acquisitions
In 1998, 15 million shares of the Company's common stock were issued for acquisitions accounted for as poolings of interests. The companies pooled and the respective shares of the Company's common stock issued included the following: International Public Relations - 5.2 million shares, Hill Holliday -
4.1 million shares, The Jack Morton Company - 4.3 million shares, and Carmichael Lynch - 1 million shares.

In 1998, the Company paid $282 million in cash and issued 2.7 million shares of its common stock to acquire 77 companies, all of which have been accounted for as purchases. These acquisitions included Gillespie, Ryan McGinn, CSI, Flammini, Gingko, Defederico, Herrero Y Ochoa, Infratest Burke AG, CF Group, MarketMind Technologies, and Ross-Cooper-Lund. The Company also recorded a liability for acquisition related deferred payments of $24 million.

Deferred Payments
Certain of the Company's acquisition agreements provide for deferred payments by the Company, contingent upon future revenues or profits of the companies acquired. Deferred payments of both cash and shares of the Company's common stock for prior years' acquisitions were $185 million, $210 million, and $84 million in 2000, 1999 and 1998, respectively. Such payments are capitalized and recorded as goodwill.

Investments
During 2000, the Company sold its investment in Exhibition Services for combined proceeds of approximately $12 million.

During 1999, the Company sold a portion of its investments in Lycos and USWEB for combined proceeds of approximately $56 million. Additionally, the Company sold its minority investment in Nicholson NY, Inc. to Icon for $19 million in shares of Icon's common stock.

During 1998, the Company sold a portion of its investments in MarchFirst, Inc., (formerly USWEB, CKS Group) and Lycos with combined proceeds of approximately $20 million.

Included in other income, net, are net equity gains of $40 million, $49 million and $44 million in 2000, 1999, and 1998, respectively.

Restatements
As noted above, the Company acquired NFO and Deutsch during 2000 in transactions which were accounted for as poolings of interests. The accompanying consolidated financial statements, including the related notes, have been restated as of the earliest period presented to include the results of operations, financial position and cash flows of all pooled entities.

Revenue and net income for NFO for the quarter ended March 31, 2000 were $106 million, and $.2 million, respectively. Revenue and net income for Deutsch for the three quarters ended September 30, 2000 were $88 million, and $19 million, respectively.

In connection with the acquisition of Deutsch, the Company recognized a charge related to one-time transaction costs of $44.7 million. The principal component of this amount related to the expense associated with various equity participation agreements with certain members of management. These agreements provided for participants to receive a portion of the proceeds in the event of the sale or merger of Deutsch.

Prior to its acquisition by the Company, Deutsch elected to be treated as an "S" Corporation under applicable sections of the Internal Revenue Code as well as for state income tax purposes. Accordingly, income tax expense was lower than would have been the case had Deutsch been treated as a "C" Corporation. Deutsch became a "C" Corporation upon its acquisition by the Company. On a pro forma basis, assuming "C" Corporation status, net income for Deutsch and the Company would have been lower by $10.7 million, $6.5 million and $2.5 million in 2000, 1999 and 1998, respectively.

NOTE 5:  PROVISION FOR INCOME TAXES
The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109 ("SFAS 109"), "Accounting for Income Taxes". SFAS 109 applies an asset and liability approach that requires the recognition of deferred tax assets and liabilities with respect to the expected future tax consequences of events that have been recognized in the consolidated financial statements and tax returns.

The components of income before provision for income taxes are as follows:

(Dollars in thousands)                    2000            1999           1998
                                         ------           ----           ----
Domestic                                $367,920       $365,118        $322,651
Foreign                                  289,986        235,599         284,204
                                        ---------------------------------------
Total                                   $657,906       $600,717        $606,855
                                        =======================================

The provision for income taxes consists of:

Federal Income Taxes (Including
   Foreign Withholding Taxes):
  Current                               $128,468       $ 92,018        $110,226
  Deferred                                (8,434)        19,891           4,335
                                        ---------------------------------------
                                         120,034        111,909         114,561
                                        ---------------------------------------
State and Local Income Taxes:
  Current                                 36,838         23,168          23,713
  Deferred                                (2,795)         4,252             802
                                        ---------------------------------------
                                          34,043         27,420          24,515
                                        ---------------------------------------

Foreign Income Taxes:
  Current                                139,274        119,469         123,669
  Deferred                               (20,317)       (14,827)        (17,109)
                                        ---------------------------------------
                                         118,957        104,642         106,560
                                        ---------------------------------------
Total                                   $273,034       $243,971        $245,636
                                        =======================================

At December 31, 2000 and 1999 the deferred tax assets/(liabilities) consisted of the following items:

(Dollars in thousands)                                      2000           1999
                                                            ----           ----
Postretirement/postemployment benefits                  $ 55,230       $ 52,317
Deferred compensation                                     16,478          4,940
Pension costs                                             25,225         10,036
Depreciation                                              (5,174)        (8,537)
Rent                                                     (10,515)        (8,674)
Interest                                                   1,669          4,100
Accrued reserves                                          15,653          9,399
Allowance for doubtful accounts                            9,695          5,222
Goodwill amortization                                     98,130         (5,504)
Investments in equity securities                          32,856       (140,320)
Tax loss/tax credit carryforwards                         49,145         47,783
Restructuring and other merger related costs              13,453          9,497
Other                                                      4,525             86
                                                        -----------------------
Total deferred tax assets / (liabilities)                306,370        (19,655)
Deferred tax valuation allowance                          23,236         26,233
                                                        -----------------------
Net deferred tax assets / (liabilities)                 $283,134       $(45,888)
                                                        =======================



The valuation allowance of $23.2 million and $26.2 million at December 31, 2000 and 1999, respectively, represents a provision for uncertainty as to the realization of certain deferred tax assets, including U.S. tax credits and net operating loss carryforwards in certain jurisdictions. The change during 2000 in the deferred tax valuation allowance primarily relates to the utilization of tax credits and net operating loss carryforwards. At December 31, 2000, there were $19.3 million of tax credit carryforwards with expiration periods through 2005 and net operating loss carryforwards with a tax effect of $29.8 million with various expiration periods.

A reconciliation of the effective income tax rate as shown in the consolidated statement of income to the federal statutory rate is as follows:

                                                    2000      1999      1998
                                                    ----      ----      ----
Statutory federal income tax rate                   35.0%     35.0%     35.0%
State and local income taxes,
  net of federal income tax benefit                  3.5       2.8       3.7
Impact of foreign operations, including
  withholding taxes                                 (0.5)      0.8       0.4
Goodwill and intangible assets                       3.4       3.6       2.8
Effect of pooled companies                           1.0       0.3      (0.8)
Other                                               (0.9)     (1.9)     (0.6)
                                                    ------------------------
Effective tax rate                                  41.5%     40.6%     40.5%
                                                    ========================

Excluding the impact of non-recurring items, the effective tax rate would have been 39.0%, 40.4% and 40.5% in 2000, 1999 and 1998, respectively.

As described in Note 4, prior to its acquisition by the Company, Deutsch had elected to be treated as an "S" Corporation and accordingly, its income tax expense was lower than it would have been had Deutsch been treated as a "C" Corporation. Deutsch became a "C" Corporation upon its acquisition by the Company. Assuming Deutsch had been a "C" Corporation since 1997, the pro forma effective tax rate for the Company, would have been 40.4%, 41.4% and 40.9% respectively (excluding non-recurring items) for 2000, 1999 and 1998.

Also, in connection with the Deutsch transaction a deferred tax asset of approximately $110 million and a current tax liability of approximately $15 million were recognized with a corresponding adjustment to additional paid in capital.

The total amount of undistributed earnings of foreign subsidiaries for income tax purposes was approximately $704 million at December 31, 2000. It is the Company's intention to reinvest undistributed earnings of its foreign subsidiaries and thereby indefinitely postpone their remittance. Accordingly, no provision has been made for foreign withholding taxes or United States income taxes which may become payable if undistributed earnings of foreign subsidiaries were paid as dividends to the Company. The additional taxes on that portion of undistributed earnings which is available for dividends are not practicably determinable.




NOTE 6: SUPPLEMENTAL CASH FLOW INFORMATION
Cash and Cash Equivalents

For purposes of the consolidated statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Income Tax and Interest Payments
Cash paid for income taxes was approximately $241 million, $186 million and $200
illion  in  2000,  1999  and  1998,   respectively.   Interest   payments  were
approximately $76 million, $57 million and $40 million in 2000, 1999, and 1998, respectively.

Acquisitions
As more fully described in Note 4, the Company issued 26.8 million shares, 8.4 million shares, and 17.7 million shares of the Company's common stock in connection with acquisitions during 2000, 1999 and 1998, respectively. Details of businesses acquired in transactions accounted for as purchases were as follows:

(Dollars in thousands)

                                             2000          1999         1998
                                             ----          ----         ----
Fair value of assets acquired           $1,358,623      $627,005     $726,601
Liabilities assumed                        349,024       148,637      319,676
                                        -------------------------------------
Net assets acquired                      1,009,599       478,368      406,925
Less: noncash consideration                381,787       186,210       91,077
Less: cash acquired                         51,197        43,752       59,853
                                        -------------------------------------
Net cash paid for acquisitions          $  576,615      $248,406     $255,995
                                        =====================================

The amounts shown above exclude future deferred payments due in subsequent years, but include cash deferred payments of $127 million, $120 million and $55 million made during 2000, 1999 and 1998, respectively.




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

Following is a summary of stock option transactions during the three-year period ended December 31:

                               2000                1999                1998
                        --------------------------------------------------------
                                  Weighted            Weighted          Weighted
                                   Average             Average           Average
                                  Exercise            Exercise          Exercise
(Shares in thousands)   Shares       Price   Shares      Price   Shares    Price
                        --------------------------------------------------------
Shares under option,
  beginning of year     27,627     $ 23      29,505     $ 19     25,466    $ 13
Options granted          4,297       42       4,743       39      8,399      32
Options exercised       (2,476)      14      (4,497)      11     (3,108)      8
Options cancelled       (1,932)      30      (2,124)      25     (1,252)     15
                        ------               ------              ------
Shares under option,
   end of year          27,516     $ 26      27,627     $ 23     29,505    $ 19
                        ======               ======              ======
Options exercisable
   at year-end           8,179     $ 15       7,955     $ 13      6,954    $ 11

The following table summarizes information about stock options outstanding and exercisable at December 31, 2000:

(Shares in thousands)

                                 Weighted-
                                   Average   Weighted-                Weighted-
                      Number     Remaining     Average        Number    Average
Range of         Outstanding   Contractual    Exercise   Exercisable   Exercise
Exercise Prices  at 12/31/00          Life       Price   at 12/31/00      Price
-------------------------------------------------------------------------------
$ 4.33 to $9.99       1,914          2             $ 9         1,914        $ 9

 10.00 to 14.99       2,728          4              11         2,652         11

 15.00 to 24.99       9,075          6              18         2,654         18

 25.00 to 56.28      13,799          8              37           959         31


Employee Stock Purchase Plan
Under the Employee Stock Purchase Plan ("ESPP"), employees may purchase common stock of the Company through payroll deductions not exceeding 10% of their compensation. The price an employee pays for a share of stock is 85% of the market price on the last business day of the month. The Company issued approximately .6 million shares in 2000 and .5 million shares in 1999, and 1998, respectively, under the ESPP. An additional 14.9 million shares were reserved for issuance at December 31, 2000.

SFAS 123 Disclosures
The Company applies the disclosure principles of Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation". As permitted by the provisions of SFAS 123, the Company applies APB Opinion 25, "Accounting for Stock Issued to Employees", and related interpretations in accounting for its stock-based employee compensation plans. If compensation cost for the Company's stock option plans and its ESPP had been determined based on the fair value at the grant dates as defined by SFAS 123, the Company's pro forma net income and earnings per share would have been as follows:

(Dollars in Thousands Except Per Share Data)

                                       2000             1999              1998
                                       ----             ----              ----
Net Income            As reported    $358,658          $331,287         $339,907
                      Pro forma      $327,880          $303,645         $322,084

Earnings Per Share

        Basic         As reported    $   1.18          $   1.11         $   1.15
                      Pro forma      $   1.08          $   1.02         $   1.09
        Diluted       As reported    $   1.15          $   1.07         $   1.12
                      Pro forma      $   1.05          $   0.99         $   1.06



For purposes of this pro forma information, the fair value of shares issued under the ESPP was based on the 15% discount received by employees. The weighted-average fair value (discount) on the date of purchase for stock purchased under this plan was $6.17, $5.28, and $3.82 in 2000, 1999, and 1998, respectively.

The weighted average fair value of options granted during 2000, 1999, and 1998 was $14.86, $12.94, and $8.85, respectively. The fair value of each option grant has been estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

                                              2000           1999          1998
                                              ----           ----          ----
Expected option lives                       6 years        6 years       6 years
Risk free interest rate                      6.15%          5.72%         4.87%
Expected volatility                         25.86%         19.73%        19.17%
Dividend yield                                .89%           .81%          .95%


As required by SFAS 123, this pro forma information is based on stock awards beginning in 1995 and accordingly the pro forma information for 1999 and 1998 is not likely to be representative of the pro forma effects in future years because options generally vest over five years.

Restricted Stock
Restricted stock issuances are subject to certain restrictions and vesting requirements as determined by the Committee. The vesting period is generally five to seven years. No monetary consideration is paid by a recipient for a restricted stock award and the grant date fair value of these shares is amortized over the restriction periods. At December 31, 2000, there was a total of 6.8 million shares of restricted stock outstanding. During 2000, 1999 and 1998, the Company awarded 2.2 million shares, .9 million shares and 1.3 million shares of restricted stock with a weighted-average grant date fair value of $42.72, $40.03 and $28.99, respectively. The cost recorded for restricted stock awards in 2000, 1999 and 1998 was $36.7 million, $25.9 million, and $20.3 million, respectively.

Performance Units
Performance units have been awarded to certain key employees of the Company and its subsidiaries. The ultimate value of these performance units is contingent upon the annual growth in profits (as defined) of the Company, its operating components or both, over the performance periods. The awards are generally paid in cash. The projected value of these units is accrued by the Company and charged to expense over the performance period. The Company expensed approximately $40 million, $42 million and $30 million in 2000, 1999, and 1998, respectively.




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

Under the new plan, each participant's account is credited with an annual allocation, which approximates the projected discounted pension benefit accrual (normally made under the Domestic Plan) plus interest, while they continue to work for the Company. Participants in active service are eligible to receive up to ten years of allocations coinciding with the number of years of plan participation with the Company after March 31, 1998.

Net periodic pension costs (income) for the Domestic Plan for 2000, 1999 and 1998 were ($.9) million, $1.3 million and $.9 million, respectively.

Additionally, NFO maintains a defined benefit plan ("NFO Plan") covering approximately one half of NFO's U.S. employees. The periodic pension costs for this plan for 2000, 1999, and 1998 were $.5 million, $.8 million and $.6 million, respectively.

The Company's stockholders' equity balance includes a minimum pension liability of $18.7 million, $18.6 million and $37.2 million at December 31, 2000, 1999 and 1998, respectively.

The Company also has several foreign pension plans in which benefits are based primarily on years of service and employee compensation. It is the Company's policy to fund these plans in accordance with local laws and income tax regulations.

Net periodic pension costs for foreign pension plans for 2000, 1999 and 1998 included the following components:

(Dollars in thousands)

                                                   2000        1999        1998
                                                   ----        ----        ----
Service cost                                   $  9,464    $  9,619    $  6,847
Interest cost                                    11,600      11,759      10,908
Expected return on plan assets                  (11,999)     (9,380)     (9,437)
Amortization of unrecognized
transition obligation                               501         390         373
Amortization of
prior service cost                                  713         833         482
Recognized actuarial loss / (gain)                 (329)        508         (70)
Other                                                --          (9)         --
                                               --------------------------------
Net periodic pension cost                      $  9,950    $ 13,720    $  9,103
                                               ================================

The following table sets forth the change in the benefit obligation, the change in plan assets, the funded status and amounts recognized for the pension plans in the Company's consolidated balance sheet at December 31, 2000, and 1999:

(Dollars in thousands)
                                         Domestic                  Foreign
                                       Pension Plans             Pension Plans
                               ------------------------------------------------
                                    2000         1999         2000         1999
                               ------------------------------------------------
Change in benefit obligation
Beginning obligation           $ 151,878    $ 166,538    $ 226,503    $ 220,964
Service cost                         701          768        9,464        9,619
Interest cost                     10,512        9,869       11,600       11,759
Benefits paid                    (14,721)     (12,671)     (10,912)     (12,777)
Participant contributions              -            -        1,589        2,410
Actuarial (gains) / losses         5,439      (12,626)       7,991       (7,264)
Currency effect                       --           --      (14,912)       1,440
Other                                 --           --          316          352
                               ------------------------------------------------
Ending obligation                153,809      151,878      231,639      226,503
                               ------------------------------------------------
Change in plan assets
Beginning fair value             135,510      129,755      192,739      161,975
Actual return on plan assets       2,496       15,354       (2,338)      30,651
Employer contributions             9,185        3,072        8,278        7,887
Participant contributions             --           --        1,589        2,410
Benefits paid                    (14,721)     (12,671)     (10,912)     (12,777)
Currency effect                       --           --       (5,799)         156
Other                                 --           --          190        2,437
                               ------------------------------------------------
Ending fair value                132,470      135,510      183,747      192,739
                               ------------------------------------------------
Funded status of the plans       (21,339)     (16,368)     (47,892)     (33,764)
Unrecognized net actuarial
  loss/(gain)                     33,542       18,927        5,374      (18,163)
Unrecognized prior service cost       (7)         (13)       1,306        3,704
Unrecognized transition cost          --           --        2,732        1,838
                               ------------------------------------------------
Net asset/(liability)
  recognized                   $  12,196    $   2,546   $  (38,480)   $ (46,385)
                               ================================================


At December 31, 2000 and 1999, the assets of the Domestic Plan and the foreign pension plans were primarily invested in fixed income and equity securities.

For the Domestic Plans, discount rates of 7.5% in 2000, 7.75% in 1999 and 6.75% to 7% in 1998 and salary increase assumptions of 4.5% in 2000 and 1999 (for the NFO Plan) and 4.5% to 6% in 1998 were used in determining the actuarial present value of the projected benefit obligation. The expected return of Domestic Plans assets was 9% to 9.5% in 2000 and 1999 and 9% to 10% in 1998. For the foreign pension plans, discount rates ranging from 3.8% to 10% in 2000, 3.75% to 14% in 1999, and 4% to 14% in 1998 and salary increase assumptions ranging from 2.5% to 10% in 2000, 3% to 10% in 1999 and 2% to 10% in 1998 were used in determining the actuarial present value of the projected benefit obligation. The expected rates of return on the assets of the foreign pension plans ranged from 2% to 10% in 2000, and 2% to 14% in 1999 and 1998.

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the Domestic Plan with accumulated benefit obligation in excess of plan assets were $145 million, $145 million, and $124 million, respectively, as of December 31, 2000, and $152 million, $152 million, and $136 million, respectively, as of December 31, 1999. The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the foreign pension plans with accumulated benefit obligations in excess of plan assets were $77 million, $72 million and $5 million respectively, as of December 31, 2000, and $90 million, $72 million and $9 million respectively, as of December 31, 1999.

Other Benefit Arrangements
The Company also has special unqualified deferred benefit arrangements with certain key employees. Vesting is based upon the age of the employee and the terms of the employee's contract. Life insurance contracts have been purchased in amounts which may be used to fund these arrangements.

In addition to the defined benefit plans described above, the Company also sponsors other defined contribution plans ("Savings Plans") that cover substantially all domestic employees of the Company and participating subsidiaries. The Savings Plans permit participants to make contributions on a pre-tax and/or after-tax basis. The Savings Plans allow participants to choose among several investment alternatives. The Company matches a portion of participants' contributions based upon the number of years of service. The Company contributed $15.3 million, $12 million and $9.3 million to the Savings Plans in 2000, 1999 and 1998, respectively.

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

The net periodic expense for these postretirement benefits for 2000, 1999 and 1998 was $2 million, $2 million and $3 million, respectively.

The following table sets forth the change in benefit obligation, change in plan assets, funded status and amounts recognized for the Company's postretirement benefit plans in the consolidated balance sheet at December 31, 2000 and 1999:

(Dollars in thousands)
                                                             2000         1999
                                                           ---------------------
Change in benefit obligation
Beginning obligation                                       $ 38,835    $ 41,793
Service cost                                                    493         477
Interest cost                                                 2,963       2,795
Participant contributions                                        90          90
Benefits paid                                                (3,931)     (2,020)
Plan amendments                                                (625)         --
Actuarial gain                                                3,623      (4,300)
                                                           --------------------
Ending obligation                                            41,448      38,835
                                                           --------------------
Change in plan assets
Beginning fair value                                             --          --
Actual return on plan assets                                     --          --
Employer contributions                                        3,841       1,930
Participant contributions                                        90          90
Benefits paid                                                (3,931)     (2,020)
                                                           --------------------
Ending fair value                                                --          --
                                                           --------------------
Funded status of the plans                                  (41,448)    (38,835)
Unrecognized net actuarial gain                              (5,370)     (9,440)
Unrecognized prior service cost                              (1,532)     (1,951)
                                                           --------------------
Net amount recognized                                      $(48,350)   $(50,226)
                                                           ====================


Discount  rates of 7.5% in 2000,  7.5% to 7.75% in 1999,  and  6.75% in 1998 and
salary increase assumption of 5% to 6% in 2000 and 4% to 6% in 1999 and 1998 were used in determining the accumulated postretirement benefit obligation. A 5% to 6.7% and a 7% to 7.4% increase in the cost of covered health care benefits were assumed for 2000 and 1999, respectively. This rate is assumed to decrease incrementally to approximately 5.5% in the year 2002 and remain at that level thereafter. The health care cost trend rate assumption does not have a significant effect on the amounts reported.

Postemployment Benefits
In accordance with SFAS 112, "Employers' Accounting for Postemployment Benefits", the Company accrues costs relating to certain benefits including severance, worker's compensation and health care coverage over an employee's service life.

The Company's liability for postemployment benefits totaled approximately $83 million and $67 million at December 31, 2000 and 1999, respectively, and is included in deferred compensation and reserve for termination allowances. The net periodic expense recognized in 2000, 1999 and 1998 was approximately $29 million, $34 million and $32 million, respectively.

NOTE 9: SHORT-TERM BORROWINGS
The Company and its domestic subsidiaries have lines of credit with various banks including new facilities as discussed in Note 10. These credit lines permit borrowings at fluctuating interest rates determined by the banks. Short-term borrowings by subsidiaries outside the United States principally consist of drawings against bank overdraft facilities and lines of credit. These borrowings bear interest at the prevailing local rates. Where required, the Company has guaranteed the repayment of these borrowings. Unused lines of credit by the Company and its subsidiaries at December 31, 2000 and 1999 aggregated approximately $1 billion and $500 million, respectively. The weighted-average interest rate on outstanding balances at December 31, 2000 and 1999 were approximately 6.7% and 5.8%, respectively. Current maturities of long-term debt are included in the payable to banks balance.




NOTE 10:  LONG-TERM DEBT
Long-term debt at December 31 consisted of the following:

(Dollars in thousands)
                                                               2000       1999
                                                           ---------------------
Convertible Subordinated Notes - 1.87%                     $  311,860   $304,076
Convertible Subordinated Notes - 1.80%                        221,244    214,414
Term loans - 5.64% to 7.91% (4.20% to 7.91% in 1999)          273,996    289,621
Syndicated Multi-Currency Credit Agreement - 7.0%             160,000         --
Senior Notes Payable to Banks under a Revolving Credit
  Agreement Due March 2003 - 4.3% to 6.9%                          --     35,603
Senior Notes Payable - 6.83% to 7.52%                              --    102,000
Subordinated Notes - 9.84%                                         --     25,000
Senior Unsecured Note - 7.88%                                 500,000         --
Germany mortgage note payable - 7.6%                           24,537     26,779
Other mortgage notes payable and
  long-term loans - 3.0% to 11.0%                              67,215     75,026
                                                           ---------------------
                                                            1,558,852  1,072,519
Less: current portion                                          53,791     23,912
                                                           ---------------------
Long-term debt                                             $1,505,061 $1,048,607
                                                           =====================


On June 1, 1999, the Company issued $361 million face amount of Convertible Subordinated Notes due 2006. The 2006 notes were issued at an original price of 83% of the face amount, generating proceeds of approximately $300 million. The notes are convertible into 6.4 million shares of the Company's common stock at a conversion rate of 17.616 shares per $1,000 face amount.

On September 16, 1997, the Company issued $250 million face amount of Convertible Subordinated Notes due 2004 with a coupon rate of 1.80%. The 2004 Notes were issued at an original price of 80% of the face amount, generating proceeds of approximately $200 million. The notes are convertible into 6.7 million shares of the Company's common stock at a conversion rate of 26.772 shares per $1,000 face amount.

On June 27, 2000, the Company entered into a syndicated multi-currency credit agreement under which a total of $750 million may be borrowed; $375 million may be borrowed under a 364-day facility and $375 million under a five-year facility. The facilities bear interest at variable rates based on either LIBOR or a bank's base rates, at the Company's option. As of December 31, 2000, approximately $174 million had been borrowed under the facilities. Of this amount $160 million is included as long-term debt at December 31, 2000. The proceeds from the syndicated credit agreement were used to refinance borrowings and for general corporate purposes including acquisitions and other investments. Some of the pre-existing borrowing facilities were subsequently terminated.

On October 20, 2000, the Company completed the issuance and sale of $500 million principal amount of senior unsecured notes due 2005. The notes bear an interest rate of 7.875% per annum. The Company used the net proceeds of approximately $496 million from the sale of the notes to repay outstanding indebtedness under its credit facilities.

Under various loan agreements, the Company must maintain specified levels of net worth and meet certain cash flow requirements and is limited in its level of indebtedness. The Company has complied with the limitations under the terms of these loan agreements.

Long-term  debt maturing over the next five years and  thereafter is as follows:
2001-$53.8  million;   2002-$112.5  million;  2003-$30.8  million;   2004-$259.2
million; 2005-$667.3 million and $435.2 million thereafter.

See Note 13 for discussion of fair market value of the Company's long-term debt.




NOTE 11:  RESTRUCTURING AND OTHER MERGER RELATED COSTS
During 2000, the Company recorded pre-tax restructuring and other merger related costs of $116.1 million ($72.9 million net of tax). Of the total pre-tax restructuring and other merger-related costs, cash charges represented $84 million. The key components of the charge were the costs associated with the restructuring of Lowe Lintas & Partners Worldwide. The remaining costs relate principally to transaction and other merger related costs arising from the merger with NFO.

In October 1999, the Company announced the merger of two of its advertising networks. The networks affected, Lowe & Partners Worldwide and Ammirati Puris Lintas, were combined to form a new agency network called Lowe Lintas & Partners Worldwide. The merger involved the consolidation of operations in Lowe Lintas agencies in approximately 24 cities in 22 countries around the world. As of September 30, 2000, all restructuring activities had been completed.

A summary of the components of the reserve for restructuring and other merger-related costs for Lowe Lintas is as follows:

(Dollars in millions)


                                                  Year to Date December 31, 2000
                                     ------------------------------------------------------
                         Balance       Expense        Cash      Asset                           Balance
                       at 12/31/99   recognized       Paid   Write-offs   Reclassifications   at 12/31/00
                       -----------   ----------       ----   ----------   -----------------   -----------
Severance and
  termination  costs        $43.6      $32.0         $(46.7)   $   --         $(17.2)             $11.7
Fixed asset write-offs       11.1       14.2             --     (25.3)            --                 --
Lease  termination costs      3.8       21.1          (10.1)       --             --               14.8
Investment write-offs
  and other                  23.4       20.5           (6.4)    (37.5)            --                 --
                            ---------------------------------------------------------------------------
Total                       $81.9      $87.8         $(63.2)   $(62.8)        $(17.2)            $ 26.5
                            ===========================================================================

The severance and termination costs recorded in 2000 relate to approximately 360 employees who have been terminated or notified that they will be terminated. The remaining severance and termination amounts will be paid in 2001. The employee groups affected include management, administrative, account management, creative and media production personnel, principally in the U.S. and several European countries. Included in severance and termination costs is an amount of $17.2 million related to non-cash charges for stock options which has been reclassified to additional paid in capital.

The fixed asset write-offs relate largely to the abandonment of leasehold improvements as part of the merger. The amount recognized in 2000 relates to fixed asset write-offs in 4 offices, the largest of which is in the U.K.

Lease termination costs relate to the offices vacated as part of the merger. The lease terminations have been completed, with the cash portion to be paid out over a period of up to five years.

The investment write-offs relate to the loss on sale or closing of certain business units. In 2000, $12.7 million of investment write-offs has been recorded, the majority of which results from the decision to sell or abandon 3 businesses located in Asia and Europe. In the aggregate, the businesses being sold or abandoned represent an immaterial portion of the revenue and operations of Lowe Lintas & Partners. The write-off amount was computed based upon the difference between the estimated sales proceeds (if any) and the carrying value of the related assets. These sales or closings were completed in mid 2000.

In addition to the Lowe Lintas restructuring and other merger related costs noted above, additional charges, substantially all of which were cash costs, were recorded during 2000. These costs relate principally to the non-recurring transaction and other merger related costs arising from the acquisition of NFO.

NOTE 12:  GEOGRAPHIC AREAS
Long-lived assets and revenue are presented below by major geographic area:

(Dollars in thousands)
                                               2000         1999         1998
                                            -----------------------------------
Long-Lived Assets:
United States                               $2,261,601  $1,784,072   $1,198,067
                                            -----------------------------------
International

United Kingdom                                 506,468     477,774      393,348
All other Europe                               778,623     685,521      641,895
Asia Pacific                                   165,955     151,083      141,113
Latin America                                  101,901      79,401       58,134
Other                                          114,487      76,269       50,853
                                            -----------------------------------
Total International                          1,667,434   1,470,048    1,285,343
                                            -----------------------------------
Total Consolidated                          $3,929,035  $3,254,120   $2,483,410
                                            ===================================

Revenue:
United States                               $3,073,854  $2,560,161   $2,158,777
                                            -----------------------------------
International

United Kingdom                                 545,207     527,250      450,103
All other Europe                             1,088,025   1,140,532      902,602
Asia Pacific                                   444,411     346,205      325,758
Latin America                                  266,217     213,260      232,940
Other                                          208,131     190,415      148,477
                                            -----------------------------------
Total International                          2,551,991   2,417,662    2,059,880
                                            -----------------------------------
Total Consolidated                          $5,625,845  $4,977,823   $4,218,657
                                            ===================================



Revenue is attributed to geographic areas based on where the services are performed. Property and equipment is allocated based upon physical location. Intangible assets, other assets, and investments are allocated based on the location of the related operation.

The largest client of the Company contributed approximately 7% in 2000, 7% in 1999 and 7% in 1998 to revenue. The Company's second largest client contributed approximately 3% in 2000, 4% in 1999, and 4% in 1998 to revenue.

Consolidated net income includes (gains)/losses from exchange and translation of foreign currencies of ($1.4) million, $6.7 million and $4.3 million in 2000, 1999 and 1998, respectively.




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

The following table summarizes net unrealized gains and losses on marketable securities before taxes at December 31:

(Dollars in millions)

                                              2000       1999       1998
                                             ---------------------------
   Cost                                      $217.1     $172.3    $121.3
   Unrealized gains / (losses)
     - gains                                    1.1      302.3      20.2
     - losses                                 (94.9)     (12.2)     (1.5)
                                             ---------------------------
   Net unrealized gains / (losses)            (93.8)     290.1      18.7
                                             ---------------------------
   Fair market value                         $123.3     $462.4    $140.0
                                             ===========================



Net of tax, net unrealized holding gains (losses) were $(55) million, $168 million and $10 million at December 31, 2000, 1999 and 1998, respectively.

Financial liabilities with carrying values approximating fair value include accounts payable and accrued expenses, as well as payable to banks and long-term debt. As of December 31, 2000, the 1.87% Convertible Subordinated Notes due 2006 had a cost basis of $312 million with a market value of $339 million, and the 1.80% Convertible Subordinated Notes due 2004 had a cost basis of $221 million with a market value of $293 million. As of December 31, 1999, the 1.87% Convertible Subordinated Notes due 2006 had a cost basis of $304 million with a market value of $416 million, and the 1.80% Convertible Subordinated Notes due 2004 had a cost basis of $214 million with a market value of $392 million. The fair values were determined by obtaining quotes from brokers (refer to Note 10 for additional information on long-term debt).

On October 20, 2000, the Company completed the issuance and sale of $500 million principal amount of senior unsecured notes due 2005. As of December 31, 2000, the market value of this note was $509 million. The notes bear an interest rate of 7.875% per annum.

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




NOTE 14:  COMMITMENTS AND CONTINGENCIES
At December 31, 2000 the Company's subsidiaries operating primarily outside the United States were contingently liable for discounted notes receivable of $9.7 million.

The Company and its subsidiaries lease certain facilities and equipment. Gross rental expense amounted to approximately $326 million for 2000, $293 million for 1999 and $257 million for 1998, which was reduced by sublease income of $14.6 million in 2000, $17.2 million in 1999 and $16.4 million in 1998.

Minimum rental commitments for the rental of office premises and equipment under noncancellable leases, some of which provide for rental adjustments due to increased property taxes and operating costs for 2001 and thereafter, are as follows:

(Dollars in thousands)

                                 Gross Rental         Sublease
                                  Commitment           Income
                                  ----------           ------
Period
2001                               $228,351            $13,421
2002                                206,390             11,265
2003                                168,093              7,513
2004                                150,005              2,500
2005                                133,633              1,725
2006 and thereafter                 596,633              6,108


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




Note 15 SUBSEQUENT EVENT
On March 19, 2001, the Company entered into an agreement to acquire True North Communications Inc. ("True North"), a global provider of advertising and communication services.

Under the terms of the agreement, True North shareholders will receive 1.14 shares of Interpublic stock for each share of True North stock. The transaction is subject to certain conditions, including the receipt of approval from True North's shareholders and applicable regulatory approval. The acquisition, which is expected to close mid year, will be accounted for as a pooling of interests.

                                                 SELECTED FINANCIAL DATA FOR FIVE YEARS
                                              (Amounts in Thousands Except Per Share Data)

                                       2000            1999         1998         1997         1996
                                       ----            ----         ----         ----         ----
OPERATING DATA
Revenue                               $ 5,625,845   $ 4,977,823  $ 4,218,657  $ 3,610,706  $ 3,053,926
Operating expenses                      4,792,323     4,315,144    3,646,061    3,195,564    2,695,038
Restructuring and other merger
  related costs                           116,131        84,183           --           --           --
Deutsch transaction costs                  44,715            --           --           --           --
Special compensation charge                    --            --           --       32,229           --
Interest expense                          109,111        81,341       64,296       59,820       53,321
Provision for income taxes                273,034       243,971      245,636      197,665      166,244
Net Income                            $   358,658   $   331,287  $   339,907  $   224,184  $   228,914

PER SHARE DATA
Basic

Net Income                            $      1.18   $      1.11  $      1.15  $       .79  $       .81
Weighted-average shares                   303,192       297,992      294,756      283,796      284,219

Diluted

Net Income                            $      1.15   $      1.07  $      1.12  $       .76  $       .78
Weighted-average shares                   312,653       308,840      305,134      301,602      300,802

FINANCIAL POSITION
Working capital                       $   (80,027)  $   170,976  $    96,881  $   244,361  $   149,919
Total assets                          $10,238,222   $ 9,247,044  $ 7,526,563  $ 6,254,577  $ 5,253,456
Total long-term debt                  $ 1,505,061   $ 1,048,607  $   706,444  $   554,550  $   423,459
Book value per share                  $      6.50   $      5.75  $      4.71  $      3.79  $      3.34

OTHER DATA
Cash dividends - Interpublic          $   109,086   $    90,424    $  76,894    $  61,242  $    51,786
Cash dividends
  per share - Interpublic             $       .37   $       .33    $     .29    $     .25  $       .22
Number of employees                        48,200        42,600       38,100       33,000       27,000
                                      ----------------------------------------------------------------

Prior year data has been restated to reflect the aggregate effect of the acquisitions accounted for as poolings of interests.


                                                         RESULTS BY QUARTER (UNAUDITED)
                                                  (Amounts in Thousands Except Per Share Data)

                               1st Quarter               2nd Quarter            3rd Quarter                  4th Quarter
                          2000           1999         2000         1999           2000           1999          2000          1999
                       -------------------------------------------------------------------------------------------------------------
Revenue                $1,225,365    $1,037,860    $1,446,538    $1,249,641    $1,353,081    $1,172,875    $1,600,861    $1,517,447
Operating expenses      1,107,868       944,013     1,147,332       995,159     1,178,581     1,038,041     1,358,542     1,337,931
Restructuring and other
  merger related charges   36,051            --        52,775            --        27,305            --            --        84,183
Deutsch transaction costs      --            --            --            --            --            --        44,715            --
Income from operations     81,446        93,847       246,431       254,482       147,195       134,834       197,604        95,333
Interest expense          (20,414)      (17,475)      (22,082)      (20,591)      (32,339)      (21,714)      (34,276)      (21,561)
Other income, net          17,011        12,884        29,274        29,213        16,676        15,151        31,380        46,314
Income before provision
  for income taxes         78,043        89,256       253,623       263,104       131,532       128,271       194,708       120,086
Provision for

  income taxes             31,382        35,765       105,565       104,208        53,298        52,295        82,789        51,703
Net equity interests       (3,726)       (2,386)       (5,597)       (6,203)       (8,156)       (4,364)       (8,735)      (12,506)
                       -------------------------------------------------------------------------------------------------------------
Net income             $   42,935    $   51,105    $  142,461    $  152,693    $   70,078    $   71,612    $  103,184    $   55,877
                       =============================================================================================================

Per share data:
  Basic EPS            $      .14    $      .17    $      .47    $      .51    $      .23    $      .24    $      .34    $      .19
  Diluted EPS          $      .14    $      .17    $      .46    $      .49    $      .22    $      .23    $      .33    $      .18
Cash dividends per
 share - Interpublic   $     .085    $     .075    $     .095    $     .085    $     .095    $     .085    $     .095    $     .085

Weighted-Average Shares:
  Basic                   299,822       296,457       300,363       298,126       305,929       298,688       306,653       298,698
  Diluted                 310,522       307,701       323,161       317,381       314,958       309,298       321,715       309,790

Stock price:
  High                   $55 9/16           $40       $48 1/4     $ 43 5/16       $44 5/8      $44 1/16       $43 3/4       $58 1/16
  Low                         $37       $34 7/8           $38    $ 34 19/32       $33 1/2       $36 1/2      $33 1/16        $35 3/4
                       -------------------------------------------------------------------------------------------------------------



Prior year data has been restated to reflect the aggregate effect of the acquisitions accounted for as poolings of interests.

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

The Finance Committee of the Board of Directors, which is comprised of the Company's Chairman and Chief Financial Officer and three outside Directors, is responsible for defining these lines of responsibility and delegating the authority to management to conduct the day-to-day financial affairs of the Company. In carrying out its duties, the Finance Committee primarily focuses on monitoring financial and operational goals and guidelines; approving and monitoring specific proposals for acquisitions; approving capital expenditures; working capital, cash and balance sheet management; and overseeing the hedging of foreign exchange, interest-rate and other financial risks. The Committee meets regularly to review presentations and reports on these and other financial matters to the Board. It also works closely with, but is separate from, the Audit Committee of the Board of Directors.

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