Form 10-K/A, Exhibit 13
INTERPUBLIC GROUP OF COMPANIES INC
filed 2002-05-03
CIK 51644

Exhibit 13.1


TRANSFER AGENT & REGISTRAR
FOR COMMON STOCK

First Chicago Trust Company
A Division of Equiserve
P.O. Box 2500
Jersey City, NJ 07303-2500
Stock of the Interpublic Group of
Companies, Inc., is traded on the
New York Stock Exchange.
At December 31, 2001, there were
18,107 stockholders of record.